Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
        OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

           SEPARATE ACCOUNT I
                   of
      THE EQUITABLE LIFE ASSURANCE                James M. Benson, President
      SOCIETY OF THE UNITED STATES          The Equitable Life Assurance Society
          (Exact Name of Trust)                     of the United States
                                                     787 Seventh Avenue
      THE EQUITABLE LIFE ASSURANCE               New York, New York 10019
      SOCIETY OF THE UNITED STATES       (Name and Address of Agent for Service)
       (Exact Name of Depositor)
      1290 Avenue of the Americas
        New York, New York 10104
   (Address of Depositor's Principal
           Executive Offices)

                     ---------------------------------------
              Telephone Number, Including Area Code: (212) 554-1234
                    ----------------------------------------
                  Please send copies of all communications to:
               MARY P. BREEN, ESQ.                     with a copy to:
 Vice President and Associate General Counsel        THOMAS C. LAUERMAN
         The Equitable Life Assurance            Freedman, Levy, Kroll & Simonds
         Society of the United States   1050 Connecticut Avenue, N.W., Suite 825
              787 Seventh Avenue                 Washington, D.C. 20036
           New York, New York 10019

                    ----------------------------------------

      Securities Being Registered: Units of Interest in Separate Account I

--------------------------------------------------------------------------------
Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

An indefinite amount of the Registrant's securities has been registered pursuant to a declaration, under Rule 24f-2 under the Investment Company Act of 1940, set out in the Form S-6 Registration Statement contained in File No. 2-54015. The Registrant filed a Rule 24f-2 Notice for the December 31, 1995 fiscal year end on February 27, 1996.

The registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             Reconciliation and Tie
                                (The Champion)

Form N-8B-2*                                         Prospectus
   Item No.                                            Heading
------------                                         -----------

1                                           Cover Page.***

2                                           Cover Page.****

3                                           Inapplicable.

4                                           Cover Page; Part 2: Equitable;
                                            Part 4:  Sales And Other Agreements.

5 and 6                                     Part 2:  The Separate Account And
                                            Its Divisions.

7 and 8                                     Inapplicable.**

9                                           Part 4:  Legal Proceedings.

lO(a)                                       Part 3:  Additional Information
                                            About The Champion - Beneficiary;
                                            Assignment.


----------

* Registrants include this Reconciliation and Tie in their Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account I is an investment company registered under the Investment Company Act of 1940 on a Form N-8B-2 Registration Statement (File No. 811-2581). Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940, Rule 30a-1 under that Act, and Forms N-8B-2 and N-SAR under that Act, the Account keeps its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.

** Not required pursuant to either Instruction l(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

***  However,   the  Separate   Account   does  not  have  an  I.R.S.   Employer
     Identification Number.

**** Equitable Variable's I.R.S. Employer Identification Number (13-2729441) is not furnished in the prospectus.

Form N-8B-2                                Prospectus
   Item No.                                  Heading
-----------                                ----------

10(b) Part 3: Account Values And Cash Surrender Values; Additional Information About The Champion - When We Pay Proceeds; Dividends.

10(c) and (d)                     Part 3: Death Benefits; Account Values And
                                  Cash Surrender Values; Policy Loans; Other
                                  Policy Transactions; Your Right to Examine The
                                  Policy; Your Right to Exchange The Policy;
                                  Additional Information About The Champion -
                                  When We Pay Proceeds; Your Payment Options.

10(e)                             Part 3:  Your Policy Can Lapse.

10(f)                             Part 4:  Your Voting Privileges.

10(g)(l) and (2) and              Part 4:  Your Voting Privileges; Our Rights.
10(h)(l) and (2)

10(g)(3) and (4), and             Inapplicable.
10(h)(3) and (4)

10(i) Part 2: The Separate Account And Its Divisions; The Trust; Part 3: Premiums; Deductions From Premiums; Charges Against The Separate Account; Additional Information About The Champion - Additional Benefits You May Get By Rider; Part 4: Tax Effects

11                                Part 2:  The Separate Account And Its
                                  Divisions; The Trust.

12(a)                             Cover Page.

12(b)                             Inapplicable.

12(c)                             Part 2:  The Trust.

12(d)                             Part 4:  Sales And Other Agreements.

12(e)                             Part 2:  The Separate Account And Its
                                  Divisions.

13(a)                             Part 3:  Deductions From Premiums;
                                  Surrender Charge; Charges Against The Separate Account; Options on Lapse - Reinstatement Option.

Form N-8B-2                                Prospectus
   Item No.                                  Heading
------------                               ----------

13(b), (c) and (g)                Inapplicable.** (But see Part 5:
                                  Illustration).

13(d), (e) and (f)                Inapplicable.

14                                Part 4:  Sales And Other Agreements.

15                                Part 3:  Premiums.

16 Part 2: The Separate Account And Its Divisions; Part 3: Account Values And Cash Surrender Values; Policy Loans; Other Policy Transactions.

17                                See Items 10(c), (d), (e) and (i).

18(a) and (c)                     Part 2:  The Separate Account And Its
                                  Divisions; Part 3: Premiums; Account Values and Cash Surrender Values.

18(b) and (d)                     Inapplicable.

19 Part 3: Additional Information About The Champion - You Will Receive Periodic Reports; Part 4: Additional Information.

20(a) and (b)                     See Items 10(g)(1) and (2), and 10(h)(1) and
                                  (2).

20(c), (d), (e) and (f)           Inapplicable.

21(a) and (b)                     Part 3:  Policy Loans.

21(c)                             Inapplicable.**

22 Part 3: Limits On Our Right To Challenge The Policy; Additional Information About The Champion - When We Pay Proceeds.

--------

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

Form N-8B-2                                Prospectus
   Item No.                                  Heading
-----------                                ----------

23                                Inapplicable.

24                                Part 3:  Additional Information About
                                  The Champion.

25                                Part 2:  Equitable Variable.

26(a)                             Inapplicable.**

26(b)                             Inapplicable.

27                                Part 2:  Equitable Variable.

28(a)                             Part 2:  Equitable.

28(b)                             Part 2:  Equitable Variable; Part 4:
                                  Management.

29                                Part 2:  Equitable.

30                                Inapplicable.

31, 32, 33 and 34                 Inapplicable.**

35                                Part 2:  Equitable Variable. Part 4:
                                  Regulation.

36                                Inapplicable.**

37                                Inapplicable.

38                                Part 4:  Sales and Other Agreements.

39(a)                             Part 2:  Equitable Variable; Equitable.

39(b)                             Part 4:  Sales and Other Agreements.

40(a)                             Inapplicable.** (But see Part 4:
                                  Sales and Other Agreements -- Joint
                                  Services Agreement).


--------

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

Form N-8B-2                                Prospectus
   Item No.                                  Heading
-----------                                ----------

40(b)                             Inapplicable.

41(a) Part 2: Equitable Variable; Part 4: Your Voting Privileges -- Voting Privileges Of Others; Sales And Other Agreements.

41(b) and (c), and                Inapplicable.
43

42                                Inapplicable.**

44(a)(1)                          Part 3:  Variable Adjustment Amount -- Net
                                  Return.

44(a)(2) Captions referenced under Items 44(a)(1), 16, lO(c) and (d) above.

44(a)(3)                          Captions referenced under Item 44(a)(2).

44(a)(4) Part 3: Variable Adjustment Amount; Account Values And Cash Surrender Values; Part 4: Tax Effects.

44(a)(5)                          Part 3:  Charges Against The Separate Account.

44(a)(6) Part 3: Deductions From Premiums; Charges Against The Separate Account; Variable Adjustment Amount; Account Values and Cash Surrender Values; Part 5: Illustrations.

44(b)                             Inapplicable.**

44(c) and 45                      Inapplicable.

46(a)                             Captions referenced under Item 44(a) above.

46(b)                             Inapplicable.**


--------

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

Form N-8B-2                                Prospectus
   Item No.                                  Heading
-----------                                ----------

47, 48 and 49                     Inapplicable.**

50                                Part 2:  The Separate Account And Its
                                  Divisions; Part 3: Policy Loans.

51                                Inapplicable.** (But see Part 1; Part 2;
                                  Part 3; Part 4.)

52(a) and (c)                     Part 4:  Our Rights.

52(b) and (d)                     Inapplicable.

53                                Part 4:  Tax Effects.

54                                Inapplicable.

55                                Inapplicable.** (But see Part 5 -
                                  Illustrations.)

56-58 and 59                      Inapplicable.**







0033i

                             Reconciliation and Tie
                             ----------------------
                                     (SP--l)

Form N-8B-2                                Prospectus
   Item No.                                Heading
-----------                                ----------


l(a) Page 1; Summary - The Policy - The Separate Account, Its Investments and Its Investment Experience; Detailed Information - General Information - About Us.

l(b) Page 1; Summary - The Policy - The Separate Account, Its Investments And Its Investment Experience; Detailed Information - General Information - About Us; Our Separate Account And Its Divisions

2 Page 1; Summary - The Issuing Company - Our Parent, Equitable - The Fund; Detailed Information - General Information - Equitable

3                                 Not Applicable

4 Page 1; Summary - Our Parent, Equitable - The Trust; Detailed Information - General Information - Equitable

5 Detailed Information - General Information - About Us (Reorganization) - Regulation; Our Separate Account And Its Divisions

6(a) Detailed Information - General Information - About Us; Our Separate Account And Its Divisions

6(b)                              Not Applicable

9                                 Legal Proceedings

10(a) and (b)                     Not Applicable

Form N-8B-2                                Prospectus
   Item No.                                Heading
-----------                                ----------

10(c) and (d)                     Summary - Death Benefits - Cash Surrender
                                  Value - Policy Loans - Cancellation and
                                  Exchange Rights; Death Benefits Under Our
                                  Policies; Account Values, Cash Surrender
                                  Values and Loan Provisions Under Our Policies;
                                  General Provisions Of Our Policy -
                                  Cancellation Right - Exchanging Our Policies
                                  For Fixed Whole Life Insurance - Payment
                                  Options

10(e)                             General Provisions Of Our Policy

10(f), (g) and (h)                Your Voting Privileges; Our Rights

10(i) Summary - The Separate Account, Its Investments and Its Investment Experience - The Trust; Our Rights

11 Page 1; Summary - The Policy - The Separate Account, Its Investments And Its Account Investment Experience; Detailed Information - General Information - About Us; Our Separate Account And Its Divisions

12 Page 1; Summary - The Fund; Detailed Information - General Information - About Us; Our Rights

13(a), (b) and (c)                Page 1; Summary - The Policy - The Separate
                                  Account, Its Investments And Its Investment
                                  Experience - The Trust - Charges Against
                                  Premium - Charges Against The Separate Account
                                  - Contingent Deferred Sales Load - Policy
                                  Loans - Income Taxes; Deductions From Premium;
                                  Contingent Deferred Sales Load; Charges
                                  Against The Separate Account; Sales And Other
                                  Agreements; General Provisions Of Our Policy -
                                  Premiums

13(d), (e) and (f)                Not Applicable

Form N-8B-2                                Prospectus
   Item No.                                Heading
-----------                                ----------

14                                General Provisions Of Our Policy - Premium;
                                  Sales And Other Agreements - Sales By Agents
                                  Of Equitable - Sales By Brokers

15 Page 1; Summary - The Separate Account, Its Investments And Its Investment Experience; Our Separate Account And Its Divisions; General Provisions Of Our Policy - Premium; Sales And Other Agreements - Applications

16 Page 1; Summary - The Separate Account, Its Investments And Its Investment Experience; Our Separate Account And Its Divisions; Sales And Other Agreements - Applications

17                                See Items 10(c), (d), and (e)

18(a), (b) and (c)                Summary - The Separate Account, Its
                                  Investments And Its Account Investment
                                  Experience

18(d)                             Not Applicable

19 Page 1; Summary - More Information; You Will Receive Periodic Reports; Where You Can Get Additional Information

20                                Not Applicable

21(a) and (b)                     Summary - Policy Loans; Account Values, Cash
                                  Surrender Values And Loan Privileges Under Our
                                  Policies - Taking A Policy Loan

21(c)                             Not Applicable

22 Summary - The Trust; General Provisions Of Our Policy - Assignment - Limits On Our Right To Challenge The Policy - When We Pay Proceeds; Our Rights

Form N-8B-2                                Prospectus
   Item No.                                Heading
-----------                                ----------

23                                Not Applicable

24                                Not Applicable

25 Summary - The Issuing Company; Detailed Information - General Information - About Us

26                                See Item 13(a), (b) and (c)

27                                Detailed Information - General Information -
                                  About Us

28(a)                             Detailed Information - General Information -
                                  About Us - Equitable

28(b)                             Management

29                                Detailed Information - General Information -
                                  About Us - Equitable

30                                Not Applicable

31                                Not Applicable

32                                Not Applicable

33(a)                             Not Applicable

33(b)                             Summary - Commissions; Sales And Other
                                  Agreements

34                                Summary - The Trust; Sales And Other
                                  Agreements

35                                Detailed Information - General Information -
                                  About Us

37                                Not Applicable

38 Detailed Information - General Information - About Us; Sales And Other Agreements

39(a) and (b)                     Detailed Information - General Information -
                                  Equitable; Sales And Other Agreements

40(a)                             Sales And Other Agreements

40(b) Summary - The Trust; Detailed Information - General Information - About Us - Equitable; Sales and Other Agreements

Form N-8B-2                                Prospectus
   Item No.                                Heading
-----------                                ----------

41(a)                             Detailed Information - General Information -
                                  About Us

42                                Members Of Our Management

43                                Not Applicable

44(a)                             General Provisions Of Our Policy - Premiums;
                                  The Impact Of Taxes

44(b) and (c)                     Not Applicable

45                                Not Applicable

46(a) See Item 10(c), (d) and (c); Death Benefits Under Our Policies - Net Return; Account Values, Cash Surrender Values And Loan Privileges Under Our Policies - How We Determine Account Value - How We Determine Cash Surrender Value

46(b)                             Not Applicable

47                                Summary - The Trust

48                                Not Applicable

49                                See Item 13(a), (b) and (c)

50                                General Provisions Of Our Policy; Our Separate
                                  Account And Its Divisions

51                                Not Applicable

52(a), (b) and (c)                Summary - The Trust

52(d)                             Not Applicable

53(a)                             The Impact Of Taxes; Policy Proceeds

53(b)                             Not Applicable

54                                Not Applicable

55                                Not Applicable




5319I

                             Reconciliation and Tie
                             ----------------------
                         (Basic Policy, Expanded Policy)



Form N-8B-2                                Prospectus
   Item No.                                Heading
-----------                                ----------

1(a) Page 1; Summary - The Policies - The Separate Account, Its Investments and Its Investment Experience; Detailed Information - General Information - About Us.

l(b) Page 1; Summary - The Policies; The Separate Account, Its Investments And Its Investment Experience; Detailed Information - General Information - About Us; Our Separate Account And Its Divisions

2 Page 1; Summary - The Issuing Company - Our Parent, Equitable - The Fund; Detailed Information - General Information - Equitable

3                                 Not Applicable

4 Page 1; Summary - Our Parent, Equitable - The Fund; Detailed Information - General Information - Equitable

5 Detailed Information - General Information - About Us (Reorganization) - Regulation; Our Separate Account And Its Divisions

6(a) Detailed Information - General Information - About Us (Reorganization); Our Separate Account And Its Divisions

6(b)                              Not Applicable

9                                 Legal Proceedings

10(a) and (b)                     Not Applicable

Form N-8B-2                                Prospectus
   Item No.                                Heading
-----------                                ---------

10(c) and (d)                     Summary - Death Benefits - Cash Value - Policy
                                  Loans - Cancellation and Exchange Rights;
                                  Death Benefits Under Our Policies; Cash Value and Loan Provisions Under Our Policies;
                                  General Provisions Of Our Policies -
                                  Cancellation Right - Exchanging Our Policies
                                  For Fixed Whole Life Insurance - Payment
                                  Options

10(e)                             General Provisions Of Our Policy - Options On
                                  Lapse

10(f), (g) and (h)                Your Voting Privileges; Our Rights

lO(i) Summary - The Separate Account, Its Investments and Its Investment Experience - The Fund; Our Rights

11 Page 1; Summary - The Policies - The Separate Account, Its Investments And Its Account Investment Experience; Detailed Information - General Information - About Us (Reorganization); Our Separate Account And Its Divisions

12 Page 1; Summary - The Fund; Detailed Information - General Information - About Us (Reorganization); Our Rights

13(a), (b) and (c)                Page 1; Summary - The Policies - The Separate
                                  Account, Its Investments And Its Investment
                                  Experience - The Fund - Charges Against
                                  Premiums - Charges Against The Separate
                                  Account - Contingent Deferred Sales Load -
                                  Policy Loans - Income Taxes; Deductions From
                                  Premiums; Contingent Deferred Sales Load;
                                  Charges Against The Separate Account; Sales
                                  And Other Agreements; General Provisions Of
                                  Our Policies - Premiums - Options On Lapse
                                  (Reinstatement Option)

13(d), (e) and (f)                Not Applicable

Form N-8B-2                                Prospectus
   Item No.                                Heading
-----------                                ----------

14                                General Provisions Of Our Policies - Premiums;
                                  Sales And Other Agreements - Sales By Agents
                                  Of Equitable - Sales By Brokers - Application

15 Page 1; Summary - The Separate Account, Its Investments And Its Investment Experience; Our Separate Account And Its Divisions; General Provisions Of Our Policies - Premiums; Sales And Other Agreements - Applications

16 Page 1; Summary - The Separate Account, Its Investments And Its Investment Experience; Our Separate Account And Its Divisions; Sales And Other Agreements - Application

17                                See Items 10(c), (d), and (e)

18(a), (b) and (c)                Summary - The Separate Account, Its
                                  Investments And Its Investment Experience

18(d)                             Not Applicable

19 Page 1; Summary - More Information; You Will Receive Periodic Reports; Where You Can Get Additional Information

20                                Not Applicable

21(a) and (b)                     Summary - Policy Loans; Cash Value And Loan
                                  Privileges Under Our Policies - Taking A
                                  Policy Loan

21(c)                             Not Applicable

22 Summary - The Fund; General Provisions Of Our Policies - Assignment - Limits On Our Right To Challenge The Policy - Policy Proceeds; Our Rights

Form N-8B-2                                Prospectus
   Item No.                                Heading
-----------                                ----------

23                                Not Applicable

24                                Not Applicable

25 Summary - The Issuing Company; Detailed Information - General Information - About Us

26                                See Item 13(a), (b) and (c)

27                                Detailed Information - General Information -
                                  About Us

28(a)                             Detailed Information - General Information -
                                  About Us - Equitable

28(b)                             Management

29                                Detailed Information - General Information -
                                  About Us - Equitable

30                                Not Applicable

31                                Not Applicable

32                                Not Applicable

33(a)                             Not Applicable

33(b)                             Summary - Commissions; Sales And Other
                                  Agreements

34                                Summary - The Fund; Sales And Other Agreements

35                                Detailed Information - General Information -
                                  About Us - Regulation

37                                Not Applicable

38 Detailed Information - General Information - About Us; Sales And Other Agreements

39(a) and (b)                     Detailed Information - General Information -
                                  Equitable; Sales And Other Agreements

Form N-8B-2                                Prospectus
   Item No.                                Heading
-----------                                ----------

40(a)                             Sales And Other Agreements

40(b) Summary - The Fund; Detailed Information - General Information - About Us - Equitable; Sales And Other Agreements

41(a)                             Detailed Information - General Information -
                                  About Us

42                                Management

43                                Not Applicable

44(a)                             General Provisions Of Our Policies - Premiums;
                                  The Impact Of Taxes

44(b) and (c)                     Not Applicable

45                                Not Applicable

46(a) See Item 10(c), (d) and (c); Death Benefits Under Our Policies - Net Return; Cash Value And Loan Privileges Under Our Policies - How We Determine Cash Value

46(b)                             Not Applicable

47                                Summary - The Fund

48                                Not Applicable

49                                See Item 13 (a), (b) and (c)

50                                General Provisions Of Our Policies; Our
                                  Separate Account And Its Division

51                                Not Applicable

52(a), (b) and (c)                Summary - The Fund; Our Rights

52(d)                             Not Applicable

53(a)                             The Impact Of Taxes

Form N-8B-2                                Prospectus
   Item No.                                Heading
-----------                                ----------

53(b)                             Not Applicable

54                                Not Applicable

55                                Not Applicable







6097I

                      THE EQUITABLE LIFE ASSURANCE SOCIETY
                              OF THE UNITED STATES

                        VARIABLE LIFE INSURANCE POLICIES
                        FUNDED THROUGH SEPARATE ACCOUNT I

                                  THE CHAMPION
                                      SP-1
                                  BASIC POLICY
                                 EXPANDED POLICY

                   PROSPECTUS SUPPLEMENT DATED JANUARY 1, 1997

This prospectus supplement updates certain information in the Prospectus you received for the variable life insurance policy you purchased from Equitable Variable Life Insurance Company ("Equitable Variable")*. We also mailed to you a prospectus supplement dated May 1, 1996. Capitalized terms used in this supplement have the same meanings as in the Prospectus. You should keep this supplement with your Prospectus and your May 1, 1996 supplement. We will send you another copy of any prospectus or supplement, without charge, upon written request.

On January 1, 1997, Equitable Variable, a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable") was merged with and into Equitable. As a result of this merger, all of Equitable Variable's assets, including the assets of Equitable Variable's Separate Account I, became the assets of Equitable, and all of Equitable Variable's obligations, including your policy, were assumed by Equitable. The merger did not affect any policy values, premiums, investment options or other terms and conditions of your policy in any way. Policy Account values allocated to the Separate Account Funds continue after the merger without change or interruption.

Management. A list of our directors and, to the extent they are responsible for variable life insurance operations, our principal officers and a brief statement of their business experience for the past five years is contained in Appendix A to this supplement.

Financial Statements. The financial statements of Separate Account I and Equitable included in this prospectus supplement have been audited for the years ended December 31, 1995, 1994 and 1993 by the accounting firm of Price Waterhouse LLP, independent accountants, to the extent stated in their reports. The financial statements of Separate Account I and Equitable for the years ended December 31, 1995, 1994 and 1993 included in this prospectus supplement have been so included in reliance on the reports of Price Waterhouse LLP, given on the authority of such firm as experts in accounting and auditing. The financial statements of Separate Account I and Equitable for the periods ended September 30, 1996 and 1995 included in this prospectus supplement are unaudited.

The financial statements of Equitable contained in this prospectus supplement should be considered only as bearing upon the ability of Equitable to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the funds of the Separate Account. The financial statements of Separate Account I include periods prior to the merger when Separate Account I was part of Equitable Variable.










-------------------
* This supplement updates certain information contained in The Champion Prospectuses dated September 30, 1987 and December 18, 1986; the SP-1 Prospectuses dated September 30, 1987, April 30, 1986 and January 1, 1984; and the Basic and Expanded Prospectuses dated April 30, 1986 and March 26, 1985.

EVM-104

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I


INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report...........................................................................................     FSA-2
Financial Statements:
      Statement of Assets and Liabilities, December 31, 1995...........................................................     FSA-3
      Statement of Operations for the Years Ended December 31, 1995, 1994 and 1993.....................................     FSA-4
      Statement of Changes in Net Assets for the Years Ended December 31, 1995, 1994 and 1993..........................     FSA-7
      Notes to Financial Statements....................................................................................    FSA-10
Interim Financial Statements:
      Statement of Assets and Liabilities, September 30, 1996 (unaudited)..............................................    FSA-13
      Statement of Operations for the Nine Months Ended September 30, 1996 and 1995 (unaudited)........................    FSA-14
      Statement of Changes in Net Assets for the Nine Months Ended September 30, 1996 and 1995 (unaudited).............    FSA-16
      Notes to Interim Financial Statements (unaudited)................................................................    FSA-18

                                       FSA-1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Equitable Variable Life Insurance Company and Policyowners of Separate Account I of Equitable Variable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Money Market Division, Intermediate Government Securities Division, High Yield Division, Balanced Division, Common Stock Division and Aggressive Stock Division, separate investment divisions of Equitable Variable Life Insurance Company ("Equitable Variable Life") Separate Account I at December 31, 1995 and the results of each of their operations and changes in each of their net assets for the years indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Variable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares in The Hudson River Trust at December 31, 1995 with the transfer agent, provide a reasonable basis for the opinion expressed above.






PRICE WATERHOUSE LLP
New York, NY
February 7, 1996, except as to Note 8 which is as of September 19, 1996

                                     FSA-2

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1995


                                                                                                       INTERMEDIATE
                                                                                           MONEY        GOVERNMENT      HIGH
                                                                                           MARKET       SECURITIES      YIELD
                                                                                          DIVISION       DIVISION     DIVISION
                                                                                       -------------  ------------- ------------

ASSETS
Investments in shares of The Hudson River Trust --
  at market value (Notes 2 and 7)
Cost: $  68,810,062........................................................            $69,878,080
          2,278,572........................................................                           $2,270,685
          8,122,292........................................................                                         $8,889,685
         30,772,800........................................................
        288,549,569........................................................
         15,051,041........................................................
Receivable for sales of shares of The Hudson River Trust...................                     --            --         4,028
Receivable for policy-related transactions.................................                     --           122            --
                                                                                       -----------    ----------    ----------
Total Assets...............................................................             69,878,080     2,270,807     8,893,713
                                                                                       -----------    ----------    ----------

LIABILITIES
Payable for purchases of shares of The Hudson River Trust..................                 42,175           146            --
Payable for policy-related transactions....................................                374,717            --        75,483
Amount retained by Equitable Variable Life in Separate Account I (Note 4)..                556,502       108,596       584,394
                                                                                       -----------    ----------    ----------
Total Liabilities..........................................................                973,394       108,742       659,877
                                                                                       -----------    ----------    ----------
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS....................................            $68,904,686    $2,162,065    $8,233,835
                                                                                       ===========    ==========    ==========


                                                                                                        COMMON         AGGRESSIVE
                                                                                         BALANCED       STOCK            STOCK
                                                                                         DIVISION      DIVISION         DIVISION
                                                                                       ------------   ------------    -----------

ASSETS
Investments in shares of The Hudson River Trust --
  at market value (Notes 2 and 7)
Cost: $  68,810,062........................................................
          2,278,572........................................................
          8,122,292........................................................
         30,772,800........................................................            $36,956,684
        288,549,569........................................................                           $466,189,272
         15,051,041........................................................                                           $24,149,766
Receivable for sales of shares of The Hudson River Trust...................                     --              --             --
Receivable for policy-related transactions.................................                     --              --             --
                                                                                       -----------    ------------    -----------
Total Assets...............................................................             36,956,684     466,189,272     24,149,766
                                                                                       -----------    ------------    -----------

LIABILITIES
Payable for purchases of shares of The Hudson River Trust..................                 13,111         171,915         25,293
Payable for policy-related transactions....................................                548,410       4,222,963        373,127
Amount retained by Equitable Variable Life in Separate Account I (Note 4)..                552,645       5,700,933        532,544
                                                                                       -----------    ------------    -----------
Total Liabilities..........................................................              1,114,166      10,095,811        930,964
                                                                                       -----------    ------------    -----------
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS....................................            $35,842,518    $456,093,461    $23,218,802
                                                                                       ===========    ============    ===========


See Notes to Financial Statements.


                                      FSA-3

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,

                                                                                                 MONEY MARKET DIVISION
                                                                                      --------------------------------------
                                                                                          1995          1994         1993
                                                                                      -----------   -----------   ----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust................................            $3,738,980    $2,684,291    $2,083,651

   Expenses (Note 3):
     Mortality and expense risk charges...................................               347,935       355,911       373,075
                                                                                      ----------    ----------    ----------
NET INVESTMENT INCOME.....................................................             3,391,045     2,328,380     1,710,576
                                                                                      ----------    ----------    ----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments..................................                31,732        52,117        65,261
     Realized gain distribution from The Hudson River Trust...............                    --            --            --
                                                                                      ----------    ----------    ----------
NET REALIZED GAIN (LOSS)..................................................                31,732        52,117        65,261

   Unrealized appreciation/depreciation on investments:
     Beginning of period..................................................               920,431       844,597       812,147
     End of period........................................................             1,068,018       920,431       844,597
                                                                                      ----------    ----------    ----------
   Change in unrealized appreciation/depreciation during the period.......               147,587        75,834        32,450
                                                                                      ----------    ----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....................               179,319       127,951        97,711
                                                                                      ----------    ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS...........            $3,570,364    $2,456,331    $1,808,287
                                                                                      ==========    ==========    ==========

                                                                                              INTERMEDIATE GOVERNMENT
                                                                                                SECURITIES DIVISION
                                                                                      ------------------------------------
                                                                                         1995          1994         1993
                                                                                      ----------    ----------    --------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust................................            $145,274      $ 199,648     $115,827

   Expenses (Note 3):
     Mortality and expense risk charges...................................              11,943         11,365        8,896
                                                                                      --------      ---------     --------
NET INVESTMENT INCOME.....................................................             133,331        188,283      106,931
                                                                                      --------      ---------     --------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments..................................             (94,891)      (303,584)      (3,141)
     Realized gain distribution from The Hudson River Trust...............                  --        157,383      157,383
                                                                                      --------      ---------     --------
NET REALIZED GAIN (LOSS)..................................................             (94,891)      (146,201)     154,242

   Unrealized appreciation/depreciation on investments:
     Beginning of period..................................................            (267,346)      (100,844)       8,264
     End of period........................................................              (7,887)      (267,346)    (100,844)
                                                                                      --------      ---------     --------
   Change in unrealized appreciation/depreciation during the period.......             259,459       (166,502)    (109,108)
                                                                                      --------      ---------     --------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....................             164,568       (312,703)      45,134
                                                                                      --------      ---------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS...........            $297,899      $(124,420)    $152,065
                                                                                      ========      =========     ========


See Notes to Financial Statements.


                                       FSA-4

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31,


                                                                                                       HIGH YIELD DIVISION
                                                                                             --------------------------------------
                                                                                                1995            1994        1993
                                                                                            -----------     ----------   ----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust......................................            $   862,089     $ 806,574    $  763,325

   Expenses (Note 3):
     Mortality and expense risk charges.........................................                 39,170        41,676        40,466
                                                                                            -----------     ---------    ----------
NET INVESTMENT INCOME...........................................................                822,919       764,898       722,859
                                                                                            -----------     ---------    ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments..........................................                (10,426)      (94,683)       11,131
   Realized gain distribution from The Hudson River Trust.......................                     --            --       170,999
                                                                                             ----------     ---------    ----------
NET REALIZED GAIN (LOSS)........................................................                (10,426)      (94,683)      182,130

   Unrealized appreciation/depreciation on investments:
     Beginning of period........................................................                 98,061     1,064,280       338,796
     End of period..............................................................                767,393        98,061     1,064,280
                                                                                             ----------    ----------    ----------
   Change in unrealized appreciation/depreciation during the period.............                669,332      (966,219)      725,484
                                                                                             ----------    ----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS..........................                658,906    (1,060,902)      907,614
                                                                                             ----------    ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS.................             $1,481,825    $ (296,004)   $1,630,473
                                                                                             ==========    ==========    ==========

                                                                                                         BALANCED DIVISION
                                                                                             --------------------------------------

                                                                                                1995          1994          1993
                                                                                             ----------   ------------   ----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust......................................             $1,126,871    $ 1,006,200   $  963,517

   Expenses (Note 3):
     Mortality and expense risk charges.........................................                167,041        164,873      162,512
                                                                                             ----------    -----------   ----------
NET INVESTMENT INCOME...........................................................                959,830        841,327      801,005
                                                                                             ----------    -----------   ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments..........................................               (113,948)      (379,076)      (6,104)
   Realized gain distribution from The Hudson River Trust.......................              1,008,186             --    1,948,704
                                                                                             ----------    -----------   ----------
NET REALIZED GAIN (LOSS)........................................................                894,238       (379,076)   1,942,600

   Unrealized appreciation/depreciation on investments:
     Beginning of period........................................................              2,080,968      5,526,191    4,624,699
     End of period..............................................................              6,183,884      2,080,968    5,526,191
                                                                                             ----------    -----------   ----------
   Change in unrealized appreciation/depreciation during the period.............              4,102,916     (3,445,223)     901,492
                                                                                             ----------    -----------   ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS..........................              4,997,154     (3,824,299)   2,844,092
                                                                                             ----------    -----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS.................             $5,956,984    $(2,982,972)  $3,645,097
                                                                                             ==========    ===========   ==========


See Notes to Financial Statements.


                                       FSA-5

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31,

                                                                                                      COMMON STOCK DIVISION
                                                                                         -------------------------------------------
                                                                                             1995            1994           1993
                                                                                         --------------  -------------  ------------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust.....................................          $  5,978,397    $  5,727,748   $  5,678,972

   Expenses (Note 3):
     Mortality and expense risk charges........................................             2,095,213       1,942,844      1,844,849
                                                                                         ------------    ------------   ------------
NET INVESTMENT INCOME..........................................................             3,883,184       3,784,904      3,834,123
                                                                                         ------------    ------------   ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments.........................................             1,269,512        (328,604)     2,630,537
   Realized gain distribution from The Hudson River Trust......................            25,928,481      20,219,440     47,068,505
                                                                                         ------------    ------------   ------------
NET REALIZED GAIN (LOSS).......................................................            27,197,993      19,890,836     49,699,042

   Unrealized appreciation/depreciation on investments:
     Beginning of period.......................................................            92,693,149     126,545,990     98,769,799
     End of period.............................................................           177,639,703      92,693,149    126,545,990
                                                                                         ------------    ------------   ------------
   Change in unrealized appreciation/depreciation during the period............            84,946,554     (33,852,841)    27,776,191
                                                                                         ------------    ------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS.........................           112,144,547     (13,962,005)    77,475,233
                                                                                         ------------    ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS................          $116,027,731    $(10,177,101)  $ 81,309,356
                                                                                         ============    ============   ============


                                                                                                  AGGRESSIVE STOCK DIVISION
                                                                                         ------------------------------------------
                                                                                            1995            1994           1993
                                                                                         -----------   -------------  -------------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust.....................................          $   57,627    $    22,268    $   45,872

   Expenses (Note 3):
     Mortality and expense risk charges........................................             102,259         89,577        82,479
                                                                                         ----------    -----------    ----------
NET INVESTMENT INCOME..........................................................             (44,632)       (67,309)      (36,607)
                                                                                         ----------    -----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments.........................................              42,192       (226,938)      (57,409)
   Realized gain distribution from The Hudson River Trust......................           2,691,238             --     1,550,537
                                                                                         ----------    -----------    ----------
NET REALIZED GAIN (LOSS).......................................................           2,733,430       (226,938)    1,493,128

   Unrealized appreciation/depreciation on investments:
     Beginning of period.......................................................           6,102,433      6,618,938     5,529,963
     End of period.............................................................           9,098,725      6,102,433     6,618,938
                                                                                         ----------    -----------    ----------
   Change in unrealized appreciation/depreciation during the period............           2,996,292       (516,505)    1,088,975
                                                                                         ----------    -----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS.........................           5,729,722       (743,443)    2,582,103
                                                                                         ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS................          $5,685,090    $  (810,752)   $2,545,496
                                                                                         ==========    ===========    ==========


See Notes to Financial Statements.


                                       FSA-6

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,



                                                                                                    MONEY MARKET DIVISION
                                                                                         ---------------------------------------
                                                                                           1995           1994           1993
                                                                                         ----------   -------------  -----------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................         $3,391,045   $ 2,328,380    $ 1,710,576
   Net realized gain (loss).....................................................             31,732        52,117         65,261
   Change in unrealized appreciation (depreciation) on investments..............            147,587        75,834         32,450
                                                                                        -----------   -----------    -----------
   Net increase (decrease) from operations......................................          3,570,364     2,456,331      1,808,287
                                                                                        -----------   -----------    -----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................          5,540,000     6,128,438      7,171,866
   Benefits and other policy-related transactions...............................         (8,585,006)   (8,940,995)   (10,608,028)
   Net transfers among divisions................................................           (340,867)   (1,904,223)    (3,931,738)
                                                                                        -----------   -----------    -----------
   Net increase (decrease) from policy-related transactions.....................         (3,385,873)   (4,716,780)    (7,367,900)
                                                                                        -----------   -----------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................            (33,731)      (22,105)          (424)
                                                                                        -----------   -----------    -----------
INCREASE (DECREASE) IN NET ASSETS...............................................            150,760    (2,282,554)    (5,560,037)

NET ASSETS, BEGINNING OF PERIOD.................................................         68,753,926    71,036,480     76,596,517
                                                                                        -----------   -----------    -----------
NET ASSETS, END OF PERIOD.......................................................        $68,904,686   $68,753,926    $71,036,480
                                                                                        ===========   ===========    ===========


                                                                                                 INTERMEDIATE GOVERNMENT
                                                                                                   SECURITIES DIVISION
                                                                                        --------------------------------------
                                                                                           1995           1994         1993
                                                                                        -----------  -------------  ----------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................        $  133,331    $   188,283   $  106,931
   Net realized gain (loss).....................................................           (94,891)      (146,201)     154,242
   Change in unrealized appreciation (depreciation) on investments..............           259,459       (166,502)    (109,108)
                                                                                        ----------    -----------   ----------
   Net increase (decrease) from operations......................................           297,899       (124,420)     152,065
                                                                                        ----------    -----------   ----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................           120,110        130,572      114,331
   Benefits and other policy-related transactions...............................          (292,199)      (402,355)    (135,104)
   Net transfers among divisions................................................           (65,399)       606,857      557,742
                                                                                        ----------    -----------   ----------
   Net increase (decrease) from policy-related transactions.....................          (237,488)       335,074      536,969
                                                                                        ----------    -----------   ----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................           (12,591)        4,561          (986)
                                                                                        ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS...............................................            47,820       215,215       688,048

NET ASSETS, BEGINNING OF PERIOD.................................................         2,114,245     1,899,030     1,210,982
                                                                                        ----------    ----------    ----------
NET ASSETS, END OF PERIOD.......................................................        $2,162,065    $2,114,245    $1,899,030
                                                                                        ==========    ==========    ==========


See Notes to Financial Statements.


                                      FSA-7

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31,


                                                                                                       HIGH YIELD DIVISION
                                                                                          -----------------------------------------
                                                                                             1995            1994          1993
                                                                                          -----------    ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................          $  822,919     $   764,898   $   722,859
   Net realized gain (loss).....................................................             (10,426)        (94,683)      182,130
   Change in unrealized appreciation (depreciation) on investments..............             669,332        (966,219)      725,484
                                                                                          ----------     -----------   -----------
   Net increase (decrease) from operations......................................           1,481,825        (296,004)    1,630,473
                                                                                          ----------     -----------   -----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................             821,557         852,874       862,281
   Benefits and other policy-related transactions...............................          (1,690,910)     (1,525,854)   (1,494,464)
   Net transfers among divisions................................................             154,049         (38,627)      626,135
                                                                                          ----------     -----------   -----------
   Net increase (decrease) from policy-related transactions.....................            (715,304)       (711,607)       (6,048)
                                                                                          ----------     -----------   -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................             (96,346)         14,805        (5,206)
                                                                                          ----------     -----------   -----------
INCREASE (DECREASE) IN NET ASSETS...............................................             670,175        (992,806)    1,619,219

NET ASSETS, BEGINNING OF PERIOD.................................................           7,563,660       8,556,466     6,937,247
                                                                                          ----------     -----------   -----------
NET ASSETS, END OF PERIOD.......................................................          $8,233,835     $ 7,563,660   $ 8,556,466
                                                                                          ==========     ===========   ===========


                                                                                                        BALANCED DIVISION
                                                                                          -----------------------------------------
                                                                                              1995            1994         1993
                                                                                          ------------   -------------  -----------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................          $   959,830    $   841,327    $   801,005
   Net realized gain (loss).....................................................              894,238       (379,076)     1,942,600
   Change in unrealized appreciation (depreciation) on investments..............            4,102,916     (3,445,223)       901,492
                                                                                          -----------    -----------    -----------
   Net increase (decrease) from operations......................................            5,956,984     (2,982,972)     3,645,097
                                                                                          -----------    -----------    -----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................            3,295,027      3,487,888      3,674,964
   Benefits and other policy-related transactions...............................           (3,348,951)    (3,823,829)    (4,982,073)
   Net transfers among divisions................................................             (376,087)        (3,406)     1,192,337
                                                                                          -----------    -----------    -----------
   Net increase (decrease) from policy-related transactions.....................             (430,011)      (339,347)      (114,772)
                                                                                          -----------    -----------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................              (89,517)        42,214        (13,867)
                                                                                          -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS...............................................            5,437,456     (3,280,105)     3,516,458

NET ASSETS, BEGINNING OF PERIOD.................................................           30,405,062     33,685,167     30,168,709
                                                                                          -----------    -----------    -----------
NET ASSETS, END OF PERIOD.......................................................          $35,842,518    $30,405,062    $33,685,167
                                                                                          ===========    ===========    ===========


See Notes to Financial Statements.


                                       FSA-8

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31,


                                                                                                    COMMON STOCK DIVISION
                                                                                          -----------------------------------------
                                                                                              1995          1994           1993
                                                                                          -----------  -------------- -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................         $  3,883,184   $  3,784,904   $  3,834,123
   Net realized gain (loss).....................................................           27,197,993     19,890,836     49,699,042
   Change in unrealized appreciation (depreciation) on investments..............           84,946,554    (33,852,841)    27,776,191
                                                                                         ------------   ------------   ------------
   Net increase (decrease) from operations......................................          116,027,731    (10,177,101)    81,309,356
                                                                                         ------------   ------------   ------------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................           22,520,480     24,056,215     25,806,986
   Benefits and other policy-related transactions...............................          (43,155,008)   (44,688,333)   (46,157,443)
   Net transfers among divisions................................................              (27,413)       459,966      1,338,478
                                                                                         ------------   ------------   ------------
   Net increase (decrease) from policy-related transactions.....................          (20,661,941)   (20,172,152)   (19,011,979)
                                                                                         ------------   ------------   ------------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................           (1,859,326)       149,257     (1,173,722)
                                                                                         ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS...............................................           93,506,464    (30,199,996)    61,123,655

NET ASSETS, BEGINNING OF PERIOD.................................................          362,586,997    392,786,993    331,663,338
                                                                                         ------------   ------------   ------------
NET ASSETS, END OF PERIOD.......................................................         $456,093,461   $362,586,997   $392,786,993
                                                                                         ============   ============   ============


                                                                                                 AGGRESSIVE STOCK DIVISION
                                                                                        -------------------------------------------
                                                                                           1995           1994            1993
                                                                                        -----------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................       $   (44,632)    $    (67,309)   $    (36,607)
   Net realized gain (loss).....................................................         2,733,430         (226,938)      1,493,128
   Change in unrealized appreciation (depreciation) on investments..............         2,996,292         (516,505)      1,088,975
                                                                                       -----------    -------------   ------------
   Net increase (decrease) from operations......................................         5,685,090         (810,752)      2,545,496
                                                                                       -----------    -------------   -------------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................         1,509,349        1,480,535       1,490,827
   Benefits and other policy-related transactions...............................        (2,642,068)      (1,982,576)     (1,737,214)
   Net transfers among divisions................................................           655,717        1,279,484         565,989
                                                                                       -----------    -------------   -------------
   Net increase (decrease) from policy-related transactions.....................          (477,002)         777,443         319,602
                                                                                       -----------    -------------   -------------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................          (150,764)          20,425          (5,961)
                                                                                       -----------    -------------   -------------
INCREASE (DECREASE) IN NET ASSETS...............................................         5,057,324          (12,884)      2,859,137

NET ASSETS, BEGINNING OF PERIOD.................................................        18,161,478       18,174,362      15,315,225
                                                                                       -----------    -------------   -------------
NET ASSETS, END OF PERIOD.......................................................       $23,218,802     $ 18,161,478    $ 18,174,362
                                                                                       ===========    =============   =============


See Notes to Financial Statements.

                                     FSA-9

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995

1.  General

    Equitable Variable Life Insurance Company (Equitable Variable Life), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable Life), established Separate Account I (the Account) under New York insurance law to support the operations of Equitable Variable Life's scheduled and single premium variable life insurance policies (Policies). The Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of six investment divisions: the Money Market Division, the Intermediate Government Securities Division, the High Yield Division, the Balanced Division, the Common Stock Division and the Aggressive Stock Division. The assets in each Division are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The assets of the Account are the property of Equitable Variable Life. However, the portion of the Account's assets equal to the reserves and other policy liabilities with respect to the Account will not be chargeable with liabilities arising out of any other business Equitable Variable Life may conduct. The net assets may not be less than the amount required under New York insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in Equitable Variable Life's General Account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments made in shares of the Trust are valued at the net asset value per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolios.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    The operations of the Account are included in the consolidated Federal income tax return of Equitable. Under the provisions of the Policies, Equitable Variable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account may also be made.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.

3.  Asset Charges

    Under the policies, Equitable Variable Life assumes mortality and expense risks and, to cover these risks, deducts a charge from the assets of the Account at an annual rate of 0.50% of net assets attributable to policyowners.

    Equitable Variable Life makes certain deductions from net premiums before amounts are allocated to the Account. The deductions are for (1) premiums for optional benefits, (2) additional premiums for extra mortality risks,
    (3) administrative expenses, (4) state premium taxes, and (5) except as to single premium policies, a risk charge for the guaranteed minimum death benefit.

4.  Amounts Retained by Equitable Variable Life in Separate Account I

    The amount retained by Equitable Variable Life in the Account arises principally from (1) mortality and other gains and losses resulting from the Account's operations, (2) contributions from Equitable Variable Life, and
    (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable Life are not subject to charges for mortality and expense risks.

    Amounts  retained  by  Equitable   Variable  Life  in  the  Account  may  be
    transferred at any time by Equitable Variable Life to its General Account.


                                       FSA-10

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1995

   The  following  table  shows  the  surplus  contributions   (withdrawals)  by
   Equitable Variable Life by investment division:


                            INVESTMENT DIVISION                    1995                   1994                  1993
                            -------------------                    ----                   ----                  ----


            Common Stock                                       $(1,975,000)                   --                     --
            Money Market                                                --                    --             $  585,000
            Balanced                                                    --                    --                375,000
            Aggressive Stock                                      (100,000)                   --                460,000
            High Yield                                                  --                    --                475,000
            Short-Term World Income                                     --             $(119,356)                    --
            Intermediate Government Securities                          --                    --                 90,000
                                                               -----------             ---------             ----------
                                                               $(2,075,000)            $(119,356)            $1,985,000
                                                               ===========             =========             ==========


    Equitable Variable Life credits the values of the Policies participating in the Account to compensate policyowners for their share of the Trust expenses in excess of (1) fees for advisory services at an annual rate equivalent to 0.25% of the average daily value of the aggregate net assets of the Portfolios, and (2) the Trust income taxes, if any. For Money Market and Common Stock Divisions, fees for advisory services in excess of an annual rate equivalent to 0.25% of the average daily value of the aggregate net assets of the related Trust Portfolios are refunded to the Divisions. Excess fees for advisory services for Intermediate Government Securities, High Yield, Balanced and Aggressive Stock Divisions are absorbed by Equitable Variable Life's surplus account.

5.  Distribution and Servicing Agreement

    Equitable Variable Life has entered into a Distribution and Servicing Agreement with Equitable Life and Equico Securities Inc., (Equico), whereby registered representatives of Equico, authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

    Equitable Variable Life also has entered into an agreement with Equitable Life under which Equitable Life performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

6.  Share Substitution

    On February 22, 1994, Equitable Variable Life, the Account and the Trust substituted shares of the Trust's Intermediate Government Securities Portfolio for shares of the Trust's Short-Term World Income Portfolio. The amount transferred to Intermediate Government Securities Portfolio was $390,705. The statements of operations and statements of changes in net assets for the Intermediate Government Securities Portfolio is combined with the Short-Term World Income Portfolio for periods prior to the merger on February 22, 1994. The Short-Term World Income Division is not available for future investment.

7.  Investment Returns

    The tables on the following page show the gross and net investment returns with respect to the Divisions for the periods shown. The net return for each Division is based upon net assets for a policy which commences with the beginning date of such period and is not based on the average net assets in the Division during such period. Gross return is equal to the total return earned by the underlying Trust investment.


                                       FSA-11

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1995


RATES OF RETURN:

                                                             YEAR ENDED DECEMBER 31,
MONEY MARKET               ----------------------------------------------------------------------------------------------------
DIVISION(A)(C)              1995      1994       1993      1992      1991      1990       1989      1988      1987      1986
--------------              ----      ----       ----      ----      ----      ----       ----      ----      ----      ----
Gross return..............  5.74%     4.02%      3.16%     3.75%     6.38%     8.44%     9.44%      7.56%     6.85%     6.86%
Net return................  5.41%     3.68%      2.62%     3.23%     5.85%     7.90%     8.85%      7.02%     6.32%     6.31%

                                                                       APRIL 1(B) TO
INTERMEDIATE                      YEAR ENDED DECEMBER 31,               DECEMBER 31,
GOVERNMENT                 ------------------------------------    --------------------
SECURITIES DIVISION         1995      1994     1993      1992              1991
-------------------         ----      ----     ----      ----              ----
Gross return..............  13.33%   (4.37)%  10.87%     5.88%            12.51%
Net return................  13.12%   (4.54)%  10.29%     5.35%            12.09%


                                                             YEAR ENDED DECEMBER 31,
                           ------------------------------------------------------------------------------------------
HIGH YIELD DIVISION         1995      1994       1993      1992      1991      1990       1989      1988      1987
-------------------         ----      ----       ----      ----      ----      ----       ----      ----      ----
Gross return..............  19.92%   (2.79)%    23.60%    12.69%    24.91%    (0.75)%    5.52%     10.55%     5.30%
Net return................  19.74%   (2.94)%    22.99%    12.13%    24.29%    (1.25)%    4.99%      9.73%     4.77%

BALANCED DIVISION
-----------------
Gross return..............  19.75%   (8.02)%    12.44%    (2.68)%   41.52%     0.43 %    26.08%    13.84%     (0.65)%
Net return................  19.33%   (8.35)%    11.91%    (3.17)%   40.81%    (0.07)%    25.45%    12.99%     (1.15)%


                                                            YEAR ENDED DECEMBER 31,
COMMON STOCK               ---------------------------------------------------------------------------------------------------
DIVISION(A)(C)              1995      1994       1993      1992      1991      1990       1989      1988      1987      1986
--------------              ----      ----       ----      ----      ----      ----       ----      ----      ----      ----
Gross return..............  32.45%   (2.14)%    24.99%     3.36%    38.10%    (7.95)%    25.82%    22.69%     7.71%     17.59%
Net return................  31.97%   (2.50)%    24.36%     2.84%    37.41%    (8.41)%    25.19%    22.08%     7.17%     17.00%


                                                             YEAR ENDED DECEMBER 31,
AGGRESSIVE                 --------------------------------------------------------------------------------------------
STOCK DIVISION              1995      1994       1993      1992      1991      1990       1989      1988      1987
--------------              ----      ----       ----      ----      ----      ----       ----      ----      ----
Gross return.............   31.63%   (3.81)%    17.05%    (2.91)%   87.41%     8.49%     43.93%     1.78%     7.69%
Net return...............   31.29%   (4.07)%    16.45%    (3.40)%   86.47%     7.95%     43.21%     1.02%     7.15%

(a) The net returns for periods prior to March 22, 1985 are those of the respective Separate Accounts I and II reorganized on that date into a unit investment trust. The reorganization was accounted for under the continuing entity basis of accounting.

(b) Date as of which net premiums under the Policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

(c) Subsequent to March 22, 1985, the date the Account commenced investing in the Trust, the advisory fees have been deducted prior to calculating the gross return.


8.  Subsequent Event

    On September 19, 1996 the Board of Directors of Equitable Life approved an Agreement and Plan of Merger by and between Equitable Life and Equitable Variable Life (the "Merger Agreement"). The merger is expected to be effective on January 1, 1997, subject to receipt of all necessary regulatory approvals. On that date, and in accordance with the provisions of the Merger Agreement, the separate existence of Equitable Variable Life will cease and Equitable Life will survive the merger. From and after the effective date of the merger, Equitable Life will be liable in place of Equitable Variable Life for the liabilities and obligations of Equitable Variable Life, including liabilities under policies and contracts issued by Equitable Variable Life, and all of Equitable Variable Life's assets will become assets of Equitable Life.

                                       FSA-12

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF ASSETS AND LIABILITIES
SEPTEMBER 30, 1996
(UNAUDITED)

                                                                                            INTERMEDIATE
                                                                               MONEY         GOVERNMENT         HIGH
                                                                               MARKET        SECURITIES        YIELD
                                                                                FUND            FUND            FUND
                                                                             ------------  ----------------  ------------

ASSETS
Investments in shares of The Hudson River Trust--
  at market value (Note 2)
Cost: $  65,816,081........................................................  $66,797,368
          2,402,918........................................................                  $2,377,040
          9,021,262........................................................                                 $10,364,008
         33,507,147........................................................
        288,721,133........................................................
         19,055,900........................................................
Receivable for sales of shares of The Hudson River Trust...................       36,680             --           3,893
                                                                             -----------     ----------      ----------
Total Assets...............................................................   66,834,048      2,377,040      10,367,901
                                                                             -----------     ----------      ----------

LIABILITIES
Payable for purchases of shares of The Hudson River Trust..................           --             19              --
Payable for policy-related transactions....................................      503,791         54,903         122,898
Amount retained by Equitable Variable Life in Separate Account I (Note 4)..      708,282        137,206         744,692
                                                                             -----------     ----------      ----------
Total Liabilities..........................................................    1,212,073        192,128         867,590
                                                                             -----------     ----------      ----------
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS....................................  $65,621,975     $2,184,912      $9,500,311
                                                                             ===========     ==========      ==========

See Notes to Financial Statements.



                                                                                                COMMON         AGGRESSIVE
                                                                              BALANCED           STOCK           STOCK
                                                                                FUND             FUND             FUND
                                                                             -------------   --------------    ------------

ASSETS
Investments in shares of The Hudson River Trust--
  at market value (Note 2)
Cost: $  65,816,081........................................................
          2,402,918........................................................
          9,021,262........................................................
         33,507,147........................................................  $38,786,778
        288,721,133........................................................                  $505,143,180
         19,055,900........................................................                                    $29,473,001
Receivable for sales of shares of The Hudson River Trust...................       16,961          103,275           16,684
                                                                             -----------     ------------      -----------
Total Assets...............................................................   38,803,739      505,246,455       29,489,685
                                                                             -----------     ------------      -----------

LIABILITIES
Payable for purchases of shares of The Hudson River Trust..................           --               --               --
Payable for policy-related transactions....................................      506,522        5,954,659          390,716
Amount retained by Equitable Variable Life in Separate Account I (Note 4)..      698,553        5,729,479          650,927
                                                                             -----------     ------------      -----------
Total Liabilities..........................................................    1,205,075       11,684,138        1,041,643
                                                                             -----------     ------------      -----------
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS....................................  $37,598,664     $493,562,317      $28,448,042
                                                                             ===========     ============      ===========

See Notes to Financial Statements.


                                     FSA-13

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)



                                                                                                                INTERMEDIATE
                                                                                                                 GOVERNMENT
                                                                                MONEY MARKET FUND             SECURITIES FUND
                                                                             -------------------------      ---------------------

                                                                                1996          1995            1996       1995
                                                                             ----------    ----------       --------   ---------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust................................  $2,623,766    $2,823,624        $99,545    $112,846

   Expenses (Note 3):
     Mortality and expense risk charges...................................     252,854       259,710          7,941       9,055
                                                                             ---------     ---------        -------    --------
NET INVESTMENT INCOME.....................................................   2,370,912     2,563,914         91,604     103,791
                                                                             ---------     ---------        -------    --------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments..................................      78,613        19,315        (40,532)    (70,145)
     Realized gain distribution from The Hudson River Trust...............          --            --             --          --
                                                                             ---------     ---------        -------    --------
NET REALIZED GAIN (LOSS)..................................................      78,613        19,315        (40,532)    (70,145)
   Unrealized appreciation (depreciation) on investments:
     Beginning of period..................................................   1,068,018       920,431         (7,887)   (267,346)
     End of period........................................................     981,287     1,029,603        (25,878)    (72,389)
                                                                             ---------     ---------        -------    --------
   Change in unrealized appreciation (depreciation) during the period.....     (86,731)      109,172        (17,991)    194,957
                                                                             ---------     ---------        -------    --------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....................      (8,118)      128,487        (58,523)    124,812
                                                                             ---------     ---------        -------    --------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS......................  $2,362,794    $2,692,401        $33,081    $228,603
                                                                            ==========    ==========        =======    ========

See Notes to Financial Statements.



                                                                                  HIGH YIELD FUND
                                                                             -------------------------

                                                                                1996          1995
                                                                             ----------    ----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust................................   $ 678,192     $  613,872
   Expenses (Note 3):
     Mortality and expense risk charges...................................      32,611         29,067
                                                                             ---------     ----------
NET INVESTMENT INCOME.....................................................     645,581        584,805
                                                                             ---------     ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments..................................      12,826        (11,371)
     Realized gain distribution from The Hudson River Trust...............     364,913             --
                                                                             ---------     ----------
NET REALIZED GAIN (LOSS)..................................................     377,739        (11,371)
   Unrealized appreciation (depreciation) on investments:
     Beginning of period..................................................     767,393         98,061
     End of period........................................................   1,342,746        648,836
                                                                             ---------     ----------
   Change in unrealized appreciation (depreciation) during the period.....     575,353        550,775
                                                                             ---------     ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....................     953,092        539,404
                                                                             ---------     ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS......................  $1,598,673     $1,124,209
                                                                             =========     ==========

See Notes to Financial Statements.


                                     FSA-14

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS (CONCLUDED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)



                                                                               BALANCED FUND                COMMON STOCK FUND
                                                                          -------------------------    -----------------------------

                                                                             1996         1995             1996           1995
                                                                          -----------  ------------    -------------  --------------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust.............................  $  898,355   $  829,898       $ 3,185,919       4,147,917

   Expenses (Note 3):
     Mortality and expense risk charges................................     139,177      122,111         1,776,617       1,524,143
                                                                         ----------   ----------       -----------    ------------
NET INVESTMENT INCOME..................................................     759,178      707,787         1,409,302       2,623,774
                                                                         ----------   ----------       -----------    ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments.................................     (93,209)    (114,928)          677,848         423,149
   Realized gain distribution from The Hudson River Trust..............   2,521,013           --        21,716,415             --
                                                                         ----------   ----------       -----------    ------------
NET REALIZED GAIN (LOSS)...............................................   2,427,804     (114,928)       22,394,263         423,149
   Unrealized appreciation (depreciation) on investments:
     Beginning of period...............................................   6,183,884    2,080,968       177,639,703      92,693,149
     End of period.....................................................   5,279,631    6,178,907       216,422,047     194,019,081
                                                                         ----------   ----------       -----------    ------------
   Change in unrealized appreciation (depreciation) during the period..    (904,253)   4,097,939        38,782,344     101,325,932
                                                                         ----------   ----------       -----------    ------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS........................   1,523,551    3,983,011        61,176,607     101,749,081
                                                                         ----------   ----------       -----------    ------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...................  $2,282,729   $4,690,798       $62,585,909    $104,372,855
                                                                         ==========   ==========       ===========    ============

See Notes to Financial Statements.


                                                                              AGGRESSIVE FUND
                                                                          -------------------------

                                                                             1996         1995
                                                                          -----------  -----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust............................... $   44,822   $   49,592

   Expenses (Note 3):
     Mortality and expense risk charges..................................     97,706       73,856
                                                                          ----------   ----------
NET INVESTMENT INCOME....................................................    (52,884)     (24,264)
                                                                          ----------   ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments...................................   (110,842)      46,894
   Realized gain distribution from The Hudson River Trust................  3,485,865           --
                                                                          ----------   ----------
NET REALIZED GAIN (LOSS).................................................  3,375,023       46,894
   Unrealized appreciation (depreciation) on investments:
     Beginning of period.................................................  9,098,725    6,102,433
     End of period....................................................... 10,417,101   10,713,391
                                                                          ----------   ----------
   Change in unrealized appreciation (depreciation) during the period....  1,318,376    4,610,958
                                                                          ----------   ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS..........................  4,693,399    4,657,852
                                                                          ----------   ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..................... $4,640,515   $4,633,588
                                                                          ==========   ==========

See Notes to Financial Statements.


                                     FSA-15

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)


                                                                                                               INTERMEDIATE
                                                                                                                GOVERNMENT
                                                                             MONEY MARKET FUND               SECURITIES FUND
                                                                         ---------------------------     -------------------------

                                                                            1996           1995             1996           1995
                                                                         ------------  -------------     -----------   -----------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
   Net investment income...............................................  $ 2,370,912    $ 2,563,914      $   91,604   $  103,791
   Net realized gain (loss)............................................       78,613         19,315         (40,532)     (70,145)
   Change in unrealized appreciation (depreciation) on investments.....      (86,731)       109,172         (17,991)     194,957
                                                                         -----------    -----------      ----------   ----------

   Net increase (decrease) from operations.............................    2,362,794      2,692,401          33,081      228,603
                                                                         -----------    -----------      ----------   ----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)...............................................    3,400,149      3,875,243          80,192       93,791
   Benefits and other policy-related transactions......................   (6,244,847)    (6,874,172)       (200,737)    (265,235)
   Net transfers among Funds...........................................   (2,649,027)       996,904         138,922      217,455
                                                                         -----------    -----------      ----------   ----------
   Net increase (decrease) from policy-related transactions............   (5,493,725)    (2,002,025)         18,377       46,011
                                                                         -----------    -----------      ----------   ----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)......................................     (151,780)       (25,308)        (28,611)      (9,398)
                                                                         -----------    -----------      ----------   ----------
INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS........   (3,282,711)       665,068          22,847      265,216

NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS, BEGINNING OF PERIOD..........   68,904,686     68,753,926       2,162,065    2,114,245
                                                                         -----------    -----------      ----------   ----------
NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS, END OF PERIOD................  $65,621,975    $69,418,994      $2,184,912   $2,379,461
                                                                         ===========    ===========      ==========   ==========

See Notes to Financial Statements.


                                                                              HIGH YIELD FUND
                                                                          -------------------------

                                                                              1996         1995
                                                                          -----------  ------------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
   Net investment income...............................................  $  645,581     $  584,805
   Net realized gain (loss)............................................     377,739        (11,371)
   Change in unrealized appreciation (depreciation) on investments.....     575,353        550,775
                                                                         ----------     -----------

   Net increase (decrease) from operations.............................   1,598,673      1,124,209
                                                                         ----------     ----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)...............................................     735,503        721,327
   Benefits and other policy-related transactions......................  (1,285,311)    (1,514,715)
   Net transfers among Funds...........................................     377,909       (105,561)
                                                                         ----------     ----------
   Net increase (decrease) from policy-related transactions............    (171,899)      (898,949)
                                                                         ----------     ----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)......................................    (160,298)       (72,048)
                                                                         ----------     ----------
INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS........   1,266,476        153,212

NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS, BEGINNING OF PERIOD..........   8,233,835      7,563,660
                                                                         ----------     ----------
NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS, END OF PERIOD................  $9,500,311     $7,716,872
                                                                         ==========     ==========

See Notes to Financial Statements.


                                     FSA-16

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(UNAUDITED)


                                                                                BALANCED FUND               COMMON STOCK FUND
                                                                          --------------------------   -----------------------------

                                                                             1996          1995            1996           1995
                                                                          ------------  ------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
   Net investment income..................................................    759,178       707,787       1,409,302       2,623,774
   Net realized gain (loss)...............................................  2,427,804      (114,928)     22,394,263         423,149
   Change in unrealized appreciation (depreciation) on investments........   (904,253)    4,097,939      38,782,344     101,325,932
                                                                          -----------   -----------    ------------    ------------

   Net increase (decrease) from operations................................  2,282,729     4,690,798      62,585,909     104,372,855
                                                                          -----------   -----------    ------------    ------------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)..................................................  2,534,463     2,665,082      15,335,047      16,544,662
   Benefits and other policy-related transactions......................... (2,566,106)   (2,578,282)    (40,957,127)    (32,578,616)
   Net transfers among Funds..............................................   (349,031)     (355,615)        533,573        (699,382)
                                                                          -----------   -----------    ------------    ------------
   Net increase (decrease) from policy-related transactions...............   (380,674)     (268,815)    (25,088,507)    (16,733,336)
                                                                          -----------   -----------    ------------    ------------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4).........................................   (145,909)      (70,379)        (28,546)     (1,666,168)
                                                                          -----------   -----------    ------------    ------------
INCREASE IN NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS......................  1,756,146     4,351,604      37,468,856      85,973,351

NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS, BEGINNING OF PERIOD............. 35,842,518    30,405,062     456,093,461     362,586,997
                                                                          -----------   -----------    ------------    ------------
NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS, END OF PERIOD...................$37,598,664   $34,756,666    $493,562,317    $448,560,348
                                                                          ===========   ===========    ============    ============

See Notes to Financial Statements.


                                                                               AGGRESSIVE FUND
                                                                          --------------------------

                                                                              1996          1995
                                                                          -------------  -----------

INCREASE (DECREASE) IN NET ASSETS ATTRIBUTABLE TO POLICYOWNERS:

FROM OPERATIONS:
   Net investment income..................................................     (52,884)     (24,264)
   Net realized gain (loss)...............................................   3,375,023       46,894
   Change in unrealized appreciation (depreciation) on investments........   1,318,376    4,610,958
                                                                           -----------  -----------

   Net increase (decrease) from operations................................   4,640,515    4,633,588
                                                                           -----------  -----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)..................................................   1,110,361    1,094,139
   Benefits and other policy-related transactions.........................  (2,350,909)  (1,983,885)
   Net transfers among Funds..............................................   1,947,654      (53,801)
                                                                           -----------  -----------
   Net increase (decrease) from policy-related transactions...............     707,106     (943,547)
                                                                           -----------  -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4).........................................    (118,381)    (122,544)
                                                                           -----------  -----------
INCREASE IN NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS......................   5,229,240    3,567,497

NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS, BEGINNING OF PERIOD.............  23,218,802   18,161,478
                                                                           -----------  -----------
NET ASSETS ATTRIBUTABLE TO POLICYHOLDERS, END OF PERIOD................... $28,448,042  $21,728,975
                                                                           ===========  ===========

See Notes to Financial Statements.


                                     FSA-17

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1996 (UNAUDITED)

1.  General

    Equitable Variable Life Insurance Company (Equitable Variable Life), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable Life), established Separate Account I (the Account) under New York insurance law to support the operations of Equitable Variable Life's scheduled and single premium variable life insurance policies (Policies). The Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of six investment funds: the Money Market Fund, the Intermediate Government Securities Fund, the High Yield Fund, the Balanced Fund, the Common Stock Fund and the Aggressive Stock Fund. The assets in each Fund are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The assets of the Account are the property of Equitable Variable Life. However, the portion of the Account's assets equal to the reserves and other policy liabilities with respect to the Account will not be chargeable with liabilities arising out of any other business Equitable Variable Life may conduct. The net assets may not be less than the amount required under New York insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in Equitable Variable Life's General Account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These statements should be read in conjunction with the financial statements of Separate Account I for the year ended December 31, 1995. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

    Investments made in shares of the Trust are valued at the net asset value per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolios.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    The operations of the Account are included in the consolidated Federal income tax return of Equitable. Under the provisions of the Policies, Equitable Variable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account may also be made.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date.


3.  Asset Charges

    Under the policies, Equitable Variable Life assumes mortality and expense risks and, to cover these risks, deducts a charge from the assets of the Account at an annual rate of 0.50% of net assets attributable to policyowners.

    Equitable Variable Life makes certain deductions from net premiums before amounts are allocated to the Account. The deductions are for (1) premiums for optional benefits, (2) additional premiums for extra mortality risks,
    (3) administrative functions, (4) state premium taxes, and (5) except as to single premium policies, a risk charge for the guaranteed minimum death benefit.

4.   Amounts Retained by Equitable Variable Life in Separate Account I

    The amount retained by Equitable Variable Life in the Account arises principally from (1) mortality and other gains and losses resulting from the Account's operations, (2) contributions from Equitable Variable Life, and
    (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable Life are not subject to charges for mortality and expense risks.

    Amounts  retained  by  Equitable   Variable  Life  in  the  Account  may  be
    transferred at any time by Equitable Variable Life to its General Account.


                                     FSA-18

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
SEPTEMBER 30, 1996 (UNAUDITED)

    Equitable Variable Life credits the values of the Policies participating in the Account to compensate policyowners for their share of the Trust expenses in excess of (1) fees for advisory services at an annual rate equivalent to 0.25% of the average daily value of the aggregate net assets of the Portfolios, and (2) the Trust income taxes, if any. For Money Market and Common Stock Funds, fees for advisory services in excess of an annual rate equivalent to 0.25% of the average daily value of the aggregate net assets of the related Trust Portfolios are refunded to the Funds. Excess fees for advisory services for Intermediate Government Securities, High Yield, Balanced and Aggressive Stock Funds are absorbed by Equitable Variable Life's surplus account.

    There were no surplus contributions (withdrawals) by Equitable Variable Life in any of its investment funds.

5.  Distribution and Servicing Agreements

    Equitable  Variable  Life has  entered  into a  Distribution  and  Servicing
    Agreement with Equitable Life and EQ Financial Consultants Inc., whereby registered representatives of EQ Financial Consultants Inc., authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

    Equitable Variable Life also has entered into an agreement with Equitable Life under which Equitable Life performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

6.  Investment Returns

    The tables on the following page show the gross and net investment returns with respect to the Funds for the periods shown. The net return for each Fund is based upon net assets for a policy which commences with the beginning date of such period and is not based on the average net assets in the Fund during such period. Gross return is equal to the total return earned by the underlying Trust investment.


                                     FSA-19

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS -- (CONCLUDED)
SEPTEMBER 30, 1996 (UNAUDITED)

RATES OF RETURN:


                          NINE MONTHS ENDED (B)
                             SEPTEMBER 30,                                   YEAR ENDED DECEMBER 31,
                         -------------------- --------------------------------------------------------------------------------------
MONEY MARKET FUND (C)      1996      1995       1995    1994     1993     1992    1991     1990     1989    1988     1987    1986
---------------------      ----      ----       ----    ----     ----     ----    ----     ----     ----    ----     ----    ----
Gross return.............  3.91%    4.30%      5.74%    4.02%    3.16%   3.75%    6.38%    8.44%   9.44%    7.56%   6.85%    6.86%
Net return...............  3.66%    4.06%      5.41%    3.68%    2.62%   3.23%    5.85%    7.90%   8.85%    7.02%   6.32%    6.31%


                         NINE MONTHS ENDED (B)                                               APRIL 1(A) TO
                            SEPTEMBER 30,               YEAR ENDED DECEMBER 31,               DECEMBER 31,
                         ------------------- -------------------------------------------- ------------------
INTERNATIONAL FUND         1996     1995        1995      1994       1993       1992            1991
------------------         ----     ----        ----      ----       ----       ----            ----
Gross return.............  1.71%    9.94%      13.33%    (4.37)%    10.87%     5.88%           12.51%
Net return...............  1.56%    9.79%      13.12%    (4.54)%    10.29%     5.35%           12.09%

                         NINE MONTHS ENDED (B)
                            SEPTEMBER 30,                                    YEAR ENDED DECEMBER 31,
                         ------------------ -----------------------------------------------------------------------------------
HIGH YIELD FUND            1996     1995       1995      1994    1993     1992     1991     1990     1989    1988     1987
---------------            ----     ----       ----      ----    ----     ----     ----     ----     ----    ----     ----
Gross return............. 18.79%   14.89%     19.92%   (2.79)%  23.60%   12.69%   24.91%   (0.75)%  5.52%   10.55%    5.30%
Net return............... 18.65%   14.76%     19.74%   (2.94)%  22.99%   12.13%   24.29%   (1.25)%  4.99%    9.73%    4.77%

                         NINE MONTHS ENDED (B)
                            SEPTEMBER 30,                                    YEAR ENDED DECEMBER 31,
                         ------------------ -----------------------------------------------------------------------------------
BALANCED FUND              1996     1995       1995      1994    1993     1992     1991     1990     1989    1988     1987
-------------              ----     ----       ----      ----    ----     ----     ----     ----     ----    ----     ----
Gross return.............  6.63%   15.50%     19.75%   (8.02)%  12.44%   (2.68)%  41.52%    0.43 %  26.08%  13.84%   (0.65)%
Net return...............  6.34%   15.20%     19.33%   (8.35)%  11.91%   (3.17)%  40.81%   (0.07)%  25.45%  12.99%   (1.15)%


                         NINE MONTHS ENDED (B)
                            SEPTEMBER 30,                                    YEAR ENDED DECEMBER 31,
COMMON STOCK             -------------------- --------------------------------------------------------------------------------------
FUND (A)(C)                1996      1995        1995     1994     1993     1992    1991     1990     1989    1988    1987   1986
-----------                ----      ----        ----     ----     ----     ----    ----     ----     ----    ----    ----   ----
Gross return............. 14.25%    28.99%      32.45%   (2.14)%  24.99%   3.36%   38.10%   (7.95)%  25.82%  22.69%  7.71%  17.59%
Net return............... 13.93%    28.65%      31.97%   (2.50)%  24.36%   2.84%   37.41%   (8.41)%  25.19%  22.08%  7.17%  17.00%

                         NINE MONTHS ENDED (B)
                            SEPTEMBER 30,                                    YEAR ENDED DECEMBER 31,
                         -------------------- ---------------------------------------------------------------------------
AGGRESSIVE STOCK FUND      1996     1995      1995    1994    1993     1992    1991    1990    1989    1988     1987
---------------------      ----     ----      ----    ----    ----     ----    ----    ----    ----    ----     ----
Gross return............. 19.52%   25.74%    31.63% (3.81)%  17.05%  (2.91)%  87.41%  8.49%   43.93%   1.78%    7.69%
Net return............... 19.28%   25.44%    31.29% (4.07)%  16.45%  (3.40)%  86.47%  7.95%   43.21%   1.02%    7.15%

(a) The net returns for periods prior to March 22, 1985 are those of the respective Separate Accounts I and II reorganized on that date into a unit investment trust. The reorganization was accounted for under the continuing entity basis of accounting.

(b) The gross return and the net return for the periods indicated are not annual rates of return.

(c) Advisory fees have been deducted prior to calculating the gross return.

7.  Subsequent Event

    On September 19, 1996 the Board of Directors of Equitable Life approved an Agreement and Plan of Merger by and between Equitable Life and Equitable Variable Life (the "Merger Agreement"). The Merger is expected to be effective on January 1, 1997, subject to receipt of all necessary regulatory approvals. On that date, and in accordance with the provisions of the Merger Agreement, the separate existence of Equitable Variable Life will cease and Equitable Life will survive the merger. From and after the effective date of the merger, Equitable Life will be liable in place of Equitable Variable Life for the liabilities and obligations of Equitable Variable Life, including liabilities under policies and contracts issued by Equitable Variable Life, and all of Equitable Variable Life's assets will become assets of Equitable Life.


                                     FSA-20

                          INDEX TO FINANCIAL STATEMENTS

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Independent Auditors' Report....................................................................................F-2
Consolidated Financial Statements:
      Consolidated Balance Sheets, December 31, 1995 and 1994...................................................F-3
      Consolidated Statements of Earnings for the Years Ended December 31, 1995, 1994
         and 1993...............................................................................................F-4
      Consolidated Statements of Equity for the Years Ended December 31, 1995, 1994
         and 1993...............................................................................................F-5
      Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1994
         and 1993...............................................................................................F-6
      Notes to Consolidated Financial Statements................................................................F-7
Unaudited Interim Consolidated Financial Statements:
      Consolidated Balance Sheets, September 30, 1996 and December 31, 1995....................................F-42
      Consolidated Statements of Earnings for the Three and Nine Months Ended
         September 30, 1996 and 1995...........................................................................F-43
      Consolidated Statements of Equity for the Nine Months Ended
         September 30, 1996 and 1995...........................................................................F-44
      Consolidated Statements of Cash Flows for the Nine Months Ended
         September 30, 1996 and 1995...........................................................................F-45
      Notes to Consolidated Financial Statements...............................................................F-46


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements,  Equitable Life
changed  its  methods  of  accounting   for  loan   impairments   in  1995,  for
postemployment benefits in 1994 and for investment securities in 1993.




PRICE WATERHOUSE LLP
New York, New York
February 7, 1996

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.............................   $    15,899.9        $     7,586.0
    Held to maturity, at amortized cost.....................................             -                5,223.0
  Mortgage loans on real estate.............................................         3,638.3              4,018.0
  Equity real estate........................................................         3,916.2              4,446.4
  Policy loans..............................................................         1,976.4              1,731.2
  Other equity investments..................................................           621.1                678.5
  Investment in and loans to affiliates.....................................           636.6                560.2
  Other invested assets.....................................................           706.1                489.3
                                                                              -----------------    -----------------
      Total investments.....................................................        27,394.6             24,732.6
Cash and cash equivalents...................................................           774.7                693.6
Deferred policy acquisition costs...........................................         3,083.3              3,221.1
Amounts due from discontinued GIC Segment...................................         2,097.1              2,108.6
Other assets................................................................         2,713.1              2,078.6
Closed Block assets.........................................................         8,612.8              8,105.5
Separate Accounts assets....................................................        24,566.6             20,469.5
                                                                              -----------------    -----------------

TOTAL ASSETS................................................................   $    69,242.2        $    61,409.5
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................   $    21,752.6        $    21,238.0
Future policy benefits and other policyholders' liabilities.................         4,171.8              3,840.8
Short-term and long-term debt...............................................         1,899.3              1,337.4
Other liabilities...........................................................         3,379.5              2,300.1
Closed Block liabilities....................................................         9,507.2              9,069.5
Separate Accounts liabilities...............................................        24,531.0             20,429.3
                                                                              -----------------    -----------------
      Total liabilities.....................................................        65,241.4             58,215.1
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 10, 12, 13, 14 and 15)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         2,913.6              2,913.6
Retained earnings...........................................................           781.6                484.0
Net unrealized investment gains (losses)....................................           338.2               (203.0)
Minimum pension liability...................................................           (35.1)                (2.7)
                                                                              -----------------    -----------------
      Total shareholder's equity............................................         4,000.8              3,194.4
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................   $    69,242.2        $    61,409.5
                                                                              =================    =================






                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                      1995               1994               1993
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee
  income......................................................   $      771.0       $       715.0      $       644.5
Premiums......................................................          606.8               625.6              599.1
Net investment income.........................................        2,127.7             2,030.9            2,599.3
Investment gains, net.........................................            5.3                91.8              533.4
Commissions, fees and other income............................          886.8               845.4            1,717.2
Contribution from the Closed Block............................          124.4               151.0              128.3
                                                                -----------------  -----------------  -----------------

      Total revenues..........................................        4,522.0             4,459.7            6,221.8
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances..........        1,244.2             1,201.3            1,330.0
Policyholders' benefits.......................................        1,011.3               920.6            1,003.9
Other operating costs and expenses............................        1,856.5             1,943.1            3,584.2
                                                                -----------------  -----------------  -----------------

      Total benefits and other deductions.....................        4,112.0             4,065.0            5,918.1
                                                                -----------------  -----------------  -----------------

Earnings before Federal income taxes and cumulative
  effect of accounting change.................................          410.0               394.7              303.7
Federal income taxes..........................................          112.4               101.2               91.3
                                                                -----------------  -----------------  -----------------
Earnings before cumulative effect of accounting change........          297.6               293.5              212.4
Cumulative effect of accounting change, net of Federal
  income taxes................................................            -                 (27.1)               -
                                                                -----------------  -----------------  -----------------

Net Earnings..................................................   $      297.6       $       266.4      $       212.4
                                                                =================  =================  =================






















                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                      1995               1994               1993
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning of year.................   $        2.5       $         2.5      $         2.0
Increase in par value.........................................            -                   -                   .5
                                                                -----------------  -----------------  -----------------
Common stock, at par value, end of year.......................            2.5                 2.5                2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning of year.............        2,913.6             2,613.6            2,273.9
Additional capital in excess of par value.....................            -                 300.0              340.2
Increase in par value.........................................            -                   -                  (.5)
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, end of year...................        2,913.6             2,913.6            2,613.6
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year..........................          484.0               217.6                5.2
Net earnings..................................................          297.6               266.4              212.4
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................          781.6               484.0              217.6
                                                                -----------------  -----------------  -----------------

Net unrealized investment (losses) gains, beginning of year...         (203.0)              131.9               78.8
Change in unrealized investment gains (losses)................          541.2              (334.9)              (9.5)
Effect of adopting new accounting standard....................            -                   -                 62.6
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains (losses), end of year.........          338.2              (203.0)             131.9
                                                                -----------------  -----------------  -----------------

Minimum pension liability, beginning of year..................           (2.7)              (15.0)               -
Change in minimum pension liability...........................          (32.4)               12.3              (15.0)
                                                                -----------------  -----------------  -----------------
Minimum pension liability, end of year........................          (35.1)               (2.7)             (15.0)
                                                                -----------------  -----------------  -----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    4,000.8       $     3,194.4      $     2,950.6
                                                                =================  =================  =================



















                 See Notes to Consolidated Financial Statements.

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                                      1995               1994               1993
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Net earnings..................................................   $      297.6       $       266.4      $       212.4
Adjustments to reconcile net earnings to net cash
  provided (used) by operating activities:
  Net change in trading activities and broker-dealer
    related receivables/payables..............................            -                   -             (4,177.8)
  Increase in matched resale agreements.......................            -                   -             (2,900.5)
  Increase in matched repurchase agreements...................            -                   -              2,900.5
  Investment gains, net of dealer and trading gains...........           (5.3)              (91.8)            (160.8)
  Change in amounts due from discontinued GIC Segment.........            -                  57.3               47.8
  General Account policy charges..............................         (769.7)             (711.9)            (623.4)
  Interest credited to policyholders' account balances........        1,244.2             1,201.3            1,330.0
  Changes in Closed Block assets and liabilities, net.........          (69.6)              (95.1)             (73.3)
  Other, net..................................................          627.1                 7.8             (416.1)
                                                                -----------------  -----------------  -----------------

Net cash provided (used) by operating activities..............        1,324.3               634.0           (3,861.2)
                                                                -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................        1,863.1             2,319.7            3,479.6
  Sales.......................................................        8,901.4             5,661.9            7,399.2
  Return of capital from joint ventures and limited
    partnerships..............................................           65.2                39.0              119.5
  Purchases...................................................      (11,675.5)           (7,417.6)         (11,184.2)
  Decrease (increase) in loans to discontinued GIC Segment....        1,226.9               (40.0)            (880.0)
  Cash received on sale of 61% interest in DLJ................            -                   -                346.7
  Other, net..................................................         (625.5)             (371.1)            (317.0)
                                                                -----------------  -----------------  -----------------

Net cash (used) provided by investing activities..............         (244.4)              191.9           (1,036.2)
                                                                -----------------  -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................        2,414.9             2,082.7            2,410.7
    Withdrawals...............................................       (2,692.7)           (2,887.4)          (2,433.5)
  Net (decrease) increase in short-term financings............          (16.4)             (173.0)           4,717.2
  Additions to long-term debt.................................          599.7                51.8               97.7
  Repayments of long-term debt................................          (40.7)             (199.8)             (64.4)
  Proceeds from issuance of Alliance units....................            -                 100.0                -
  Payment of obligation to fund accumulated deficit of
    discontinued GIC Segment..................................       (1,215.4)                -                  -
  Capital contribution from the Holding Company...............            -                 300.0                -
  Other, net..................................................          (48.2)                -                  -
                                                                -----------------  -----------------  -----------------

Net cash (used) provided by financing activities..............         (998.8)             (725.7)           4,727.7
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................           81.1               100.2             (169.7)
Cash and cash equivalents, beginning of year..................          693.6               593.4              763.1
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $      774.7       $       693.6      $       593.4
                                                                =================  =================  =================

Supplemental cash flow information
  Interest Paid...............................................   $       89.6       $        34.9      $     1,437.2
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (82.7)      $        49.2      $        41.0
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1)     ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") converted to a stock life insurance company on July 22, 1992 and became a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). Equitable Life's insurance business, which is comprised of an Individual Insurance and Annuities segment and a Group Pension segment is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable Variable Life Insurance Company ("EVLICO"). Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), Equitable Real Estate Investment Management, Inc. ("EREIM") and Donaldson, Lufkin and Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA, a French holding company for an international group of insurance and related financial services companies is the Holding Company's largest shareholder, owning approximately 60.6% at December 31, 1995 (63.5% assuming conversion of Series E Convertible Preferred Stock held by AXA and 54.2% if all securities convertible into, or options on, common stock were to be converted or exercised).

 2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP").

        The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiaries (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance, an investment advisory subsidiary and EREIM, a real estate investment management subsidiary; and those partnerships and joint ventures in which the Company has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The consolidated statement of earnings and cash flow for the year ended December 31, 1993 include the results of operations and cash flow of DLJ, an investment banking and brokerage affiliate, on a consolidated basis through December 15, 1993 (see Note 20). Subsequent to that date, DLJ is accounted for on the equity basis. The Closed Block assets and liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements exclude the Closed Block related amounts.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        All significant intercompany transactions and balances have been eliminated in consolidation other than intercompany transactions and balances with the Closed Block and the discontinued Guaranteed Interest Contract ("GIC") Segment (see Note 7).

        Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1995 presentation.

        Closed Block
        ------------

        As of July 22, 1992, Equitable Life established the Closed Block for the benefit of certain classes of individual participating policies for which Equitable Life had a dividend scale payable in 1991 and which were in force on that date. Assets were allocated to the Closed Block in an amount which, together with anticipated revenues from policies included in the Closed Block, was reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block and will not revert to the benefit of the Holding Company. The plan of demutualization prohibits the reallocation, transfer, borrowing or lending of assets between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or to any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance. Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

        The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force. If the actual contribution from the Closed Block in any given period equals or exceeds the expected contribution for such period as determined at the establishment of the Closed Block, the expected contribution would be recognized in income for that period. Any excess of the actual contribution over the expected contribution would also be recognized in income to the extent that the aggregate expected contribution for all prior periods exceeded the aggregate actual contribution. Any remaining excess of actual contribution over expected contributions would be accrued in the Closed Block as a liability for future dividends to be paid to the Closed Block policyholders. If, over the period the policies and contracts in the Closed Block remain in force, the actual contribution from the Closed Block is less than the expected contribution from the Closed Block, only such actual contribution would be recognized in income.

        Discontinued Operations
        -----------------------

        In 1991, the Company's management adopted a plan to discontinue the business operations of the GIC Segment, consisting of the Guaranteed Interest Contract and Group Non-Participating Wind-Up Annuities lines of business. The Company established a pre-tax provision for the estimated future losses of the GIC line of business and a premium deficiency reserve for the Group Non-Participating Wind-Up Annuities. Subsequent losses incurred have been charged to the allowance for future losses and the premium deficiency reserve. Total allowances are based upon management's best judgment and there is no assurance that the ultimate losses will not differ.

        Accounting Changes
        ------------------

        In the first quarter of 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan". This statement applies to all loans, including loans restructured in a troubled debt restructuring involving a modification of terms. This statement addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. Impaired loans within the scope of this statement are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company provides for impairment of loans through an allowance for possible losses. The adoption of this statement did not have a material effect on the level of these allowances or on the Company's consolidated statements of earnings and shareholder's equity.

        In the fourth quarter of 1994 (effective as of January 1, 1994), the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which required employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $27.1 million, net of a Federal income tax benefit of $14.6 million.

        At December 31, 1993, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which expanded the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of this statement increased consolidated shareholder's equity by $62.6 million, net of deferred policy acquisition costs, amounts attributable to participating group annuity contracts and deferred Federal income tax. Beginning coincident with issuance of SFAS No. 115 implementation guidance in November 1995, the Financial Accounting Standards Board ("FASB") permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result consolidated shareholder's equity increased by $126.2 million, net of deferred policy acquisition costs, amounts attributable to participating group annuity contracts and deferred Federal income tax.

        New Accounting Pronouncements
        -----------------------------

        In January 1995, the FASB issued SFAS No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts," which permits, but does not require, stock life insurance companies with participating life contracts to account for those contracts in accordance with Statement of Position No. 95-1, "Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises". The Company has decided to retain the existing methodology to account for traditional participating policies and, therefore, will not adopt this statement.

        In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. The Company will implement this statement as of January 1, 1996. The cumulative effect of this accounting change will be a charge of $23.4 million, net of a Federal income tax benefit of $12.1 million, due to the writedown to fair value of building improvements relating to facilities being vacated beginning in 1996. The Company currently provides allowances for possible losses for other assets under the scope of this statement. Management has not yet determined the impact of this statement on assets to be held and used.

        In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires a mortgage banking enterprise to recognize rights to service mortgage loans for others as separate assets however those servicing rights are acquired. It further requires capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights. The Company will implement this statement as of January 1, 1996. Implementation of this statement will not have a material effect on the Company's consolidated financial statements.

        In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". This statement defines a fair value based method of accounting for stock-based employee compensation plans while continuing to allow an entity to measure compensation cost for such plans using the intrinsic value based method of accounting. Management has decided to retain the current compensation cost methodology prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

        Valuation of Investments
        ------------------------

        Fixed maturities, which the Company has both the ability and the intent to hold to maturity, are stated principally at amortized cost. Fixed maturities identified as available for sale are reported at estimated fair value. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Effective with the adoption of SFAS No. 114 on January 1, 1995, the valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value. Prior to the adoption of SFAS No. 114, the valuation allowances were based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans management believed may not be collectible in full. In establishing valuation allowances, management previously considered, among other things the estimated fair value of the underlying collateral.

        Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Valuation allowances on real estate held for the production of income are computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds; valuation allowances on real estate available for sale are computed using the lower of current estimated fair value, net of disposition costs, or depreciated cost.

        Policy loans are stated at unpaid principal balances.

        Partnerships and joint venture interests in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Common stocks are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities are recorded in the consolidated financial statements on a trade date basis.

        Investment Results and Unrealized Investment Gains (Losses)
        -----------------------------------------------------------

        Net investment income and realized investment gains and losses (collectively, "investment results") related to certain participating group annuity contracts are passed through to the contractholders as interest credited to policyholders' account balances.

        Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

        Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by the Company are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes, amounts attributable to the discontinued GIC Segment, Closed Block, participating group annuity contracts and deferred policy acquisition costs related to universal life and investment-type products.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, deferred policy acquisition costs are amortized over the expected average life of the contracts (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the deferred policy acquisition cost asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For  traditional  life and  annuity  policies  with life  contingencies, deferred policy acquisition costs are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the estimated life of the policy.

        For individual health benefit insurance, deferred policy acquisition costs are amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income products) in proportion to anticipated premium revenue at time of issue.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        For traditional life insurance policies, future policy benefit and dividend liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, provide a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, deferred policy acquisition costs are written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

        Claim reserves and associated liabilities for individual disability income and major medical policies were $639.6 million, $570.6 million at December 31, 1995 and 1994, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual disability income and major medical policies are summarized as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Incurred benefits related to current year..........  $       176.0       $      188.6       $      193.1
        Incurred benefits related to prior years...........           67.8               28.7              106.1
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $       243.8       $      217.3       $      299.2
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        37.0       $       43.7       $       48.9
        Benefits paid related to prior years...............          137.8              132.3              123.1
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $       174.8       $      176.0       $      172.0
                                                            =================   ================   =================

        The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by
        Equitable   Life's  Board  of  Directors.   The   aggregate   amount  of
        policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        Equitable Life is subject to limitations on the amount of statutory profits which can be retained with respect to certain classes of individual participating policies that were in force on July 22, 1992 which are not included in the Closed Block and with respect to participating policies issued subsequent to July 22, 1992. Excess statutory profits, if any, will be distributed over time to such policyholders and will not be available to Equitable Life's shareholder. Earnings in excess of limitations are accrued as policyholders' dividends.

        At December 31, 1995, participating policies including those in the Closed Block represent approximately 27.2% ($58.4 billion) of directly written life insurance in force, net of amounts ceded. Participating policies represent primarily all of the premium income as reflected in the consolidated statements of earnings and in the results of the Closed Block.

        Federal Income Taxes
        --------------------

        Equitable Life and its life insurance and non-life insurance subsidiaries file a consolidated Federal income tax return with the Holding Company and its non-life insurance subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Separate Accounts
        -----------------

        Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

        Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account, therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For the years ended December 31, 1995, 1994 and 1993, investment results of such Separate Accounts were $1,956.3 million, $676.3 million and $1,676.5 million, respectively.

        Deposits to all Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

 3)     INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:


                                                                        GROSS               GROSS
                                                   AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                      COST              GAINS              LOSSES           FAIR VALUE
                                                -----------------  -----------------   ----------------   ---------------
                                                                             (IN MILLIONS)
        DECEMBER 31, 1995
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    10,910.7      $       617.6       $      118.1       $   11,410.2
            Mortgage-backed....................        1,838.0               31.2                1.2            1,868.0
            U.S. Treasury securities and
              U.S. government and
              agency securities................        2,257.0               77.8                4.1            2,330.7
            States and political subdivisions..           45.7                5.2                -                 50.9
            Foreign governments................          124.5               11.0                 .2              135.3
            Redeemable preferred stock.........          108.1                5.3                8.6              104.8
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $    15,284.0      $       748.1       $      132.2       $   15,899.9
                                                =================  =================   ================   ===============

        Equity Securities:
          Common stock.........................  $        97.3      $        49.1       $       18.0       $      128.4
                                                =================  =================   ================   ===============

        December 31, 1994
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $     5,663.4      $        34.6       $      368.0       $    5,330.0
            Mortgage-backed....................          686.0                2.9               44.8              644.1
            U.S. Treasury securities and
              U.S. government and
              agency securities................        1,519.3                6.7               71.9            1,454.1
            States and political subdivisions..           23.4                 .1                 .7               22.8
            Foreign governments................           43.8                 .3                4.2               39.9
            Redeemable preferred stock.........          108.4                 .4               13.7               95.1
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $     8,044.3      $        45.0       $      503.3       $    7,586.0
                                                =================  =================   ================   ===============
          Held to Maturity:
            Corporate..........................  $     4,661.0      $        67.9       $      233.8       $    4,495.1
            U.S. Treasury securities and
              U.S. government and
              agency securities................          428.9                4.6               44.2              389.3
            States and political subdivisions..           63.4                 .9                3.7               60.6
            Foreign governments................           69.7                4.2                2.0               71.9
                                                =================  =================   ================   ===============
        Total Held to Maturity.................  $     5,223.0      $        77.6       $      283.7       $    5,016.9
                                                =================  =================   ================   ===============

        Equity Securities:
          Common stock.........................  $       126.4      $        31.2       $       23.5       $      134.1
                                                =================  =================   ================   ===============

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption that such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1995 and 1994, securities without a readily ascertainable market value having an amortized cost of $3,748.9 million and $3,980.4 million, respectively, had estimated fair values of $3,981.8 million and $3,858.7 million, respectively.

        The contractual maturity of bonds at December 31, 1995 is shown below:


                                                                                        AVAILABLE FOR SALE
                                                                                ------------------------------------
                                                                                   AMORTIZED          ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Due in one year or less................................................  $      357.9       $      360.0
        Due in years two through five..........................................       3,773.1            3,847.1
        Due in years six through ten...........................................       4,709.8            4,821.8
        Due after ten years....................................................       4,497.1            4,898.2
        Mortgage-backed securities.............................................       1,838.0            1,868.0
                                                                                ----------------   -----------------
        Total..................................................................  $   15,175.9       $   15,795.1
                                                                                ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        Investment valuation allowances and changes thereto are shown below:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balances, beginning of year........................  $       284.9       $      355.6       $      512.0
        Additions charged to income........................          136.0               51.0               92.8
        Deductions for writedowns and asset dispositions...          (95.6)            (121.7)            (249.2)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $       325.3       $      284.9       $      355.6
                                                            =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        65.5       $       64.2       $      144.4
          Equity real estate...............................          259.8              220.7              211.2
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       325.3       $      284.9       $      355.6
                                                            =================   ================   =================

        Deductions for writedowns and asset dispositions for 1993 include an $87.1 million writedown of fixed maturity investments at December 31, 1993 as a result of adopting a new accounting statement for the valuation of these investments that requires specific writedowns instead of valuation allowances.

        At December 31, 1995, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $37.2 million of fixed maturities and $84.7 million of mortgage loans on real estate.

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1995, approximately 15.57% of the $15,139.9 million aggregate amortized cost of bonds held by the Insurance Group were considered to be other than investment grade.

        In addition to its holdings of corporate high yield securities, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

        The Company has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio, based on amortized cost, includes $15.9 million and $30.5 million at December 31, 1995 and 1994, respectively, of such restructured securities. These amounts include fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $1.6 million and $9.7 million as of December 31, 1995 and 1994, respectively. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $3.0 million, $7.5 million and $11.7 million in 1995, 1994 and 1993, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $2.9 million, $6.8 million and $9.7 million in 1995, 1994 and 1993, respectively.

        At December 31, 1995 and 1994, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $87.7 million (2.4% of total mortgage loans on real estate) and $96.9 million (2.3% of total mortgage loans on real estate), respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $531.5 million and $447.9 million at December 31, 1995 and 1994, respectively. These amounts include $3.8 million and $1.0 million of problem mortgage loans on real estate at December 31, 1995 and 1994, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $52.1 million, $44.9 million and $51.8 million in 1995, 1994 and 1993, respectively. Gross interest income on these loans included in net investment income aggregated $37.4 million, $32.8 million and $46.0 million in 1995, 1994 and 1993, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:


                                                                                                 December 31, 1995
                                                                                                 -------------------
                                                                                                   (IN MILLIONS)

        Impaired mortgage loans with provision for losses.......................................  $        310.1
        Impaired mortgage loans with no provision for losses....................................           160.8
                                                                                                 -------------------
        Recorded investment in impaired mortgage loans..........................................           470.9
        Provision for losses....................................................................            62.7
                                                                                                 -------------------
        Net Impaired Mortgage Loans.............................................................  $        408.2
                                                                                                 ===================

        Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        During the year ended December 31, 1995, the Company's average recorded investment in impaired mortgage loans was $429.0 million. Interest income recognized on these impaired mortgage loans totaled $27.9 million for the year ended December 31, 1995, including $13.4 million recognized on a cash basis.

        At December 31, 1995, investments owned of any one issuer, including its affiliates, for which the aggregate carrying values are 10% or more of total shareholders' equity, were $508.3 million relating to Trammell Crow and affiliates (including holdings of the Closed Block and the discontinued GIC Segment). The amount includes restructured mortgage loans on real estate with an amortized cost of $152.4 million. A $294.0 million commercial loan package which was in bankruptcy at the beginning of the year was resolved in 1995, with part of the package reclassified as restructured and the remainder reclassified as equity real estate.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1995 and 1994, the carrying value of equity real estate available for sale amounted to $255.5 million and $447.8 million, respectively. For the years ended December 31, 1995, 1994 and 1993, respectively, real estate of $35.3 million, $189.8 million and $261.8 million was acquired in satisfaction of debt. At December 31, 1995 and 1994, the Company owned $862.7 million and $1,086.9 million, respectively, of real estate acquired in satisfaction of debt.

        Depreciation of real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $662.4 million and $703.1 million at December 31, 1995 and 1994, respectively. Depreciation expense on real estate totaled $121.7 million, $117.0 million and $115.3 million for the years ended December 31, 1995, 1994 and 1993, respectively.

 4)     JOINT VENTURES AND PARTNERSHIPS

        Summarized combined financial information of real estate joint ventures (38 and 47 individual ventures as of December 31, 1995 and 1994, respectively) and of limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        FINANCIAL POSITION
        Investments in real estate, at depreciated cost........................  $    2,684.1       $    2,786.7
        Investments in securities, generally at estimated fair value...........       2,459.8            3,071.2
        Cash and cash equivalents..............................................         489.1              359.8
        Other assets...........................................................         270.8              398.7
                                                                                ----------------   -----------------
        Total assets...........................................................       5,903.8            6,616.4
                                                                                ----------------   -----------------
        Borrowed funds - third party...........................................       1,782.3            1,759.6
        Borrowed funds - the Company...........................................         220.5              238.0
        Other liabilities......................................................         593.9              987.7
                                                                                ----------------   -----------------
        Total liabilities......................................................       2,596.7            2,985.3
                                                                                ----------------   -----------------
        Partners' Capital......................................................  $    3,307.1       $    3,631.1
                                                                                ================   =================

        Equity in partners' capital included above.............................  $      902.2       $      964.2
        Equity in limited partnership interests not included above.............         212.8              224.6
        Excess (deficit) of equity in partners' capital over investment cost
          and equity earnings..................................................           3.6               (1.8)
        Notes receivable from joint venture....................................           5.3                6.1
                                                                                ----------------   -----------------
        Carrying Value.........................................................  $    1,123.9       $    1,193.1
                                                                                ================   =================

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $       463.5       $      537.7       $      602.7
        Revenues of other limited partnership interests....          242.3              103.4              319.1
        Interest expense - third party.....................         (135.3)            (114.9)            (118.8)
        Interest expense - the Company.....................          (41.0)             (36.9)             (52.1)
        Other expenses.....................................         (397.7)            (430.9)            (531.7)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       131.8       $       58.4       $      219.2
                                                            =================   ================   =================

        Equity in net earnings included above..............  $        49.1       $       18.9       $       71.6
        Equity in net earnings of limited partnerships
          interests not included above.....................           44.8               25.3               46.3
        Excess of earnings in joint ventures over equity
          ownership percentage and amortization of
          differences in bases.............................             .9                1.8                9.2
        Interest on notes receivable.......................             .1                -                   .5
                                                            -----------------   ----------------   -----------------
        Total Equity in Net Earnings.......................  $        94.9       $       46.0       $      127.6
                                                            =================   ================   =================

 5)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income are summarized as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $     1,151.0       $    1,024.5       $      981.7
        Trading account securities.........................            -                  -                709.3
        Securities purchased under resale agreements.......            -                  -                533.8
        Mortgage loans on real estate......................          329.0              384.3              457.4
        Equity real estate.................................          560.4              561.8              539.1
        Other equity investments...........................           76.9               35.7              110.4
        Policy loans.......................................          144.4              122.7              117.0
        Broker-dealer related receivables..................            -                  -                292.2
        Other investment income............................          279.7              336.3              304.9
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,541.4            2,465.3            4,045.8
                                                            -----------------   ----------------   -----------------

        Interest expense to finance short-term trading
          instruments......................................            -                  -                983.4
        Other investment expenses..........................          413.7              434.4              463.1
                                                            -----------------   ----------------   -----------------
          Investment expenses..............................          413.7              434.4            1,446.5
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,127.7       $    2,030.9       $    2,599.3
                                                            =================   ================   =================

        Investment gains (losses), net, including changes in the valuation allowances, are summarized as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $       119.9       $      (14.1)      $      123.1
        Mortgage loans on real estate......................          (40.2)             (43.1)             (65.1)
        Equity real estate.................................          (86.6)              20.6              (18.5)
        Other equity investments...........................           12.8               76.0              119.5
        Dealer and trading gains...........................            -                  -                372.5
        Sales of newly issued Alliance Units...............            -                 52.4                -
        Other..............................................            (.6)               -                  1.9
                                                            -----------------   ----------------   -----------------
        Investment Gains, Net..............................  $         5.3       $       91.8       $      533.4
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $46.7 million, $30.8 million and $5.4 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        For the years ended December 31, 1995 and 1994, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $8,206.0 million and $5,253.9 million. Gross gains of $211.4 million and $65.2 million and gross losses of $64.2 million and $50.8 million, respectively, were realized on these sales. The change in
        unrealized   investment  gains  (losses)  related  to  fixed  maturities classified as available for sale for the years ended December 31, 1995 and 1994 amounted to $1,077.2 million and $(742.2) million, respectively.

        Gross gains of $188.5 million and gross losses of $145.0 million were realized on sales of investments in fixed maturities held for investment and available for sale for the year ended December 31, 1993.

        During each of the years ended December 31, 1995 and 1994, one security classified as held to maturity was sold and during the eleven months ended November 30, 1995 and the year ended December 31, 1994, respectively, twelve and six securities so classified were transferred to the available for sale portfolio. All actions were taken as a result of a significant deterioration in creditworthiness. The aggregate amortized cost of the securities sold were $1.0 million and $19.9 million with a related investment gain of $-0- million and $.8 million recognized in 1995 and 1994, respectively; the aggregate amortized cost of the securities transferred was $116.0 million and $42.8 million with gross unrealized investment losses of $3.2 million and $3.1 million charged to consolidated shareholders' equity for the eleven months ended November 30, 1995 and the year ended December 31, 1994, respectively. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result, unrealized gains on fixed maturities increased $307.0 million, offset by deferred policy acquisition costs of $73.7 million, amounts attributable to participating group annuity contracts of $39.2 million and deferred Federal income tax of $67.9 million.

        Investment gains from other equity investments for the year ended December 31, 1993, included $79.9 million generated by DLJ's involvement in long-term corporate development investments.

        For the years ended December 31, 1995, 1994 and 1993, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $131.2 million, $175.8 million and $243.2 million, respectively.

        During 1995, Alliance entered into an agreement to acquire the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively, "Cursitor") for approximately $141.5 million consisting of $84.9 million in cash, 1,764,115 of Alliance's publicly traded units ("Alliance Units"), 6% notes aggregating $21.5 million payable ratably over four years, and substantial additional consideration which will be determined at a later date. The transaction, which is expected to be completed during the first quarter of 1996, is subject to the receipt of consents, regulatory approvals, and certain other closing conditions, including client approval of the transfer of Cursitor accounts. Upon completion of this transaction, the Company's ownership percentage of Alliance will be reduced.

        In 1994, Alliance sold 4.96 million newly issued Alliance Units to third parties at prevailing market prices. The sales decreased the Company's ownership of Alliance's Units from 63.2% to 59.2%. In addition, the Company continues to hold its 1% general partnership interest in Alliance. The Company recognized an investment gain of $52.4 million as a result of these transactions.

        The Company's ownership interest in Alliance will be further reduced upon the exercise of options granted to certain Alliance employees. At December 31, 1995, Alliance had options outstanding to purchase an aggregate of 4.8 million Alliance Units at a price ranging from $6.0625 to $22.25 per unit. Options are exercisable at a rate of 20% on each of the first five anniversary dates from the date of grant.

        Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of equity and the changes for the corresponding years, are summarized as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance, beginning of year.........................  $      (203.0)      $      131.9       $       78.8
        Changes in unrealized investment (losses) gains....        1,117.7             (823.8)             (14.1)
        Effect of adopting SFAS No. 115....................            -                  -                283.9
        Changes in unrealized investment (gains)
          losses attributable to:
            Participating group annuity contracts..........          (78.1)              40.8              (36.2)
            Deferred policy acquisition costs..............         (208.4)             269.5             (150.5)
            Deferred Federal income taxes..................         (290.0)             178.6              (30.0)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       338.2       $     (203.0)      $      131.9
                                                            =================   ================   =================


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Balance, end of year comprises:
          Unrealized investment (losses) gains on:
            Fixed maturities...............................  $       615.9       $     (461.3)      $      283.9
            Other equity investments.......................           31.1                7.7               75.8
            Other..........................................           31.6               14.5               25.0
                                                            -----------------   ----------------   -----------------
              Total........................................          678.6             (439.1)             384.7
          Amounts of unrealized investment (gains)
            losses attributable to:
              Participating group annuity contracts........          (72.2)               5.9              (34.9)
              Deferred policy acquisition costs............          (89.4)             119.0             (150.5)
              Deferred Federal income taxes................         (178.8)             111.2              (67.4)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       338.2       $     (203.0)      $      131.9
                                                            =================   ================   =================

 6)     CLOSED BLOCK

        Summarized financial information of the Closed Block follows:


                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)
        Assets
        Fixed Maturities:
          Available for sale, at estimated fair value (amortized cost,
            $3,662.8 and $1,270.3)...........................................  $    3,896.2         $    1,197.0
          Held to maturity, at amortized cost (estimated fair value of
            $1,785.0 in 1994)................................................           -                1,927.8
        Mortgage loans on real estate........................................       1,368.8              1,543.7
        Policy loans.........................................................       1,797.2              1,827.9
        Cash and other invested assets.......................................         440.9                442.5
        Deferred policy acquisition costs....................................         823.6                878.1
        Other assets.........................................................         286.1                288.5
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    8,612.8         $    8,105.5
                                                                              =================    =================

        Liabilities
        Future policy benefits and policyholders' account balances...........  $    9,346.7         $    8,965.3
        Other liabilities....................................................         160.5                104.2
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    9,507.2         $    9,069.5
                                                                              =================    =================


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Premiums and other revenue.........................  $       753.4       $       798.1      $      860.2
        Investment income (net of investment
          expenses of $26.7, $19.0 and $17.3)..............          538.9               523.0             526.5
        Investment losses, net.............................          (20.2)              (24.0)            (15.0)
                                                            -----------------   ----------------   -----------------
              Total revenues...............................        1,272.1             1,297.1           1,371.7
                                                            -----------------   ----------------   -----------------

        Benefits and Other Deductions
        Policyholders' benefits and dividends..............        1,085.1             1,075.6           1,141.4
        Other operating costs and expenses.................           62.6                70.5             102.0
                                                            -----------------   ----------------   -----------------
              Total benefits and other deductions..........        1,147.7             1,146.1           1,243.4
                                                            -----------------   ----------------   -----------------

        Contribution from the Closed Block.................  $       124.4       $       151.0      $      128.3
                                                            =================   ================   =================

        The fixed maturity portfolio, based on amortized cost, includes $4.3 million and $23.8 million at December 31, 1995 and 1994, respectively, of restructured securities which includes problem fixed maturities of $1.9 million and $6.4 million, respectively.

        During the eleven months ended November 30, 1995, one security classified as held to maturity was sold and ten securities classified as held to maturity were transferred to the available for sale portfolio. All actions resulted from a significant deterioration in creditworthiness. The amortized cost of the security sold was $4.2 million. The aggregate amortized cost of the securities transferred was $81.3 million with gross unrealized investment losses of $.1 million transferred to equity. At December 1, 1995, $1,750.7 million of securities classified as held to maturity were transferred to the available for sale portfolio. As a result, unrealized gains of $88.5 million on fixed maturities were recognized and offset by an increase to the deferred dividend liability. Implementation of SFAS No. 115 for the valuation of fixed maturities at December 31, 1993 resulted in the recognition of a deferred dividend liability of $49.6 million.

        At December 31, 1995 and 1994, problem mortgage loans on real estate had an amortized cost of $36.5 million and $27.6 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $137.7 million and $179.2 million, respectively. At December 31, 1995 and 1994, the restructured mortgage loans on real estate amount included $8.8 million and $.7 million, respectively, of problem mortgage loans on real estate.

        Valuation allowances amounted to $18.4 million and $46.2 million on mortgage loans on real estate and $4.3 million and $2.6 million on equity real estate at December 31, 1995 and 1994, respectively. Writedowns of fixed maturities amounted to $16.8 million and $15.9 million and $1.7 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

 7)     DISCONTINUED OPERATIONS

        Summarized financial information of the GIC Segment follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)
        Assets
        Mortgage loans on real estate........................................  $    1,485.8         $    1,730.5
        Equity real estate...................................................       1,122.1              1,194.8
        Other invested assets................................................         665.2                978.8
        Other assets.........................................................         579.3                529.5
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    3,852.4         $    4,433.6
                                                                              =================    =================

        Liabilities
        Policyholders' liabilities...........................................  $    1,399.8         $    1,924.0
        Allowance for future losses..........................................         164.2                185.6
        Amounts due to continuing operations.................................       2,097.1              2,108.6
        Other liabilities....................................................         191.3                215.4
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    3,852.4         $    4,433.6
                                                                              =================    =================

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Investment income (net of investment expenses
          of $143.8, $174.0 and $175.8)....................  $       325.1       $      395.0       $      535.1
        Investment (losses) gains, net.....................          (22.9)              26.8              (22.6)
        Policy fees, premiums and other income.............             .7                 .3                8.7
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................          302.9              422.1              521.2

        Benefits and other deductions......................          328.0              443.8              545.9
                                                            -----------------   ----------------   -----------------
        Losses Charged to Allowance for Future Losses......  $       (25.1)      $      (21.7)      $      (24.7)
                                                            =================   ================   =================

        In 1991, the Company established a pre-tax provision of $396.7 million for the estimated future losses of the GIC Segment. At December 31, 1993, implementation of SFAS No. 115 for the valuation of fixed maturities resulted in a benefit of $13.1 million, offset by a corresponding addition to the allowance for future losses.

        The amounts due to continuing operations at December 31, 1994 consisted of $3,324.0 million borrowed by the GIC Segment from continuing operations, offset by $1,215.4 million representing an obligation of continuing operations to provide assets to fund the accumulated deficit of the GIC Segment. In January 1995, continuing operations transferred $1,215.4 million in cash to the GIC Segment in settlement of its obligation. Subsequently, the GIC Segment remitted $1,155.4 million in cash to continuing operations in partial repayment of borrowings by the GIC Segment. No gains or losses were recognized on these transactions. Amounts due to continuing operations at December 31, 1995, consisted of $2,097.1 million borrowed by the discontinued GIC Segment.

        Investment income included $88.2 million and $97.7 million of interest income for the years ended December 31, 1994 and 1993, respectively, on amounts due from continuing operations. Benefits and other deductions includes $154.6 million, $219.7 million and $197.1 million of interest expense related to amounts borrowed from continuing operations in 1995, 1994 and 1993, respectively.

        Valuation allowances amounted to $19.2 million and $50.2 million on mortgage loans on real estate and $77.9 million and $74.7 million on equity real estate at December 31, 1995 and 1994, respectively. Writedowns of fixed maturities amounted to $8.1 million, $17.8 million and $1.1 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        The fixed maturity portfolio, based on amortized cost, includes $15.1 million and $43.3 million at December 31, 1995 and 1994, respectively, of restructured securities. These amounts include problem fixed maturities of $6.1 million and $9.7 million at December 31, 1995 and 1994, respectively.

        At December 31, 1995 and 1994, problem mortgage loans on real estate had amortized costs of $35.4 million and $14.9 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had amortized costs of $289.3 million and $371.2 million, respectively.

        At December 31, 1995 and 1994, the GIC Segment had $310.9 million and $312.2 million, respectively, of real estate acquired in satisfaction of debt.

 8)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:


                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    1995                 1994
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

        Short-term debt......................................................  $        -           $       20.0
                                                                              -----------------    -----------------
        Long-term debt:
        Equitable Life:
          Surplus notes, 6.95%, scheduled to mature 2005.....................         399.3                  -
          Surplus notes, 7.70%, scheduled to mature 2015.....................         199.6                  -
          Eurodollar notes, 10.375% due 1995.................................           -                   34.6
          Eurodollar notes, 10.5% due 1997...................................          76.2                 76.2
          Zero coupon note, 11.25% due 1997..................................         120.1                107.8
          Other..............................................................          16.3                 14.3
                                                                              -----------------    -----------------
              Total Equitable Life...........................................         811.5                232.9
                                                                              -----------------    -----------------
        Wholly Owned and Joint Venture Real Estate:
          Mortgage notes, 4.98% - 12.75% due through 2019....................       1,084.4              1,080.6
                                                                              -----------------    -----------------
        Alliance:
          Other..............................................................           3.4                  3.9
                                                                              -----------------    -----------------
        Total long-term debt.................................................       1,899.3              1,317.4
                                                                              -----------------    -----------------

        Total Short-term and Long-term Debt..................................  $    1,899.3         $    1,337.4
                                                                              =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1995 range from 5.8% (the London Interbank Offering Rate plus 22.5 basis points) to 8.5% (the prime rate). There were no borrowings outstanding under this bank credit facility at December 31, 1995.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $350.0 million five-year bank credit facility. There were no borrowings outstanding under this program at December 31, 1995.

        In 1994, Alliance established a $100.0 million revolving credit facility with several banks. On March 31, 1997, the revolving credit facility converts into a term loan payable in quarterly installments through March 31, 1999. Outstanding borrowings generally bear interest at the Eurodollar rate plus .875% per annum through March 31, 1997 and at the Eurodollar rate plus 1.125% per annum after conversion through March 31, 1999. In addition, a quarterly commitment fee of .25% per annum is paid on the average daily unused amount. At December 31, 1995, there were no amounts outstanding under the facility.

        In 1994, Alliance also established a $100.0 million commercial paper program and entered into a three-year $100.0 million revolving credit facility with a group of commercial banks to support commercial paper to be issued under the program and for general corporate purposes. Amounts outstanding under the facility bear interest at an annual rate ranging from the Eurodollar rate plus .225% to the Eurodollar rate plus .2875%. A fee of .125% per annum is paid quarterly on the entire facility. At December 31, 1995, Alliance had not issued any commercial paper and there were no amounts outstanding under the revolving credit facility.

        During 1994, EREIM established two bank lines of credit totaling $30.0 million of which $20.0 million was outstanding at December 31, 1994.

        Long-term Debt
        --------------

        Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.

        On December 18, 1995, Equitable Life issued, in accordance with Section 1307 of the New York Insurance Law, $400.0 million of surplus notes having an interest rate of 6.95% scheduled to mature in 2005 and $200.0 million of surplus notes having an interest rate of 7.70% scheduled to mature in 2015. Proceeds from the issuance of the surplus notes were $596.6 million, net of related issuance costs. The unamortized discount on the surplus notes was $1.1 million at December 31, 1995. Payments of interest on or principal of the surplus notes are subject to prior approval by the New York Insurance Department.

        The Company has pledged real estate, mortgage loans, cash and securities amounting to $1,629.7 million and $1,744.4 million at December 31, 1995 and 1994, respectively, as collateral for certain long-term debt.

        At December 31, 1995, aggregate maturities of the long-term debt based on required principal payments at maturity for 1996 and the succeeding four years are $124.0 million, $466.6 million, $309.5 million, $15.8 million, respectively, and $1,015.0 million thereafter.

 9)     FEDERAL INCOME TAXES

        A  summary  of  the  Federal   income  tax  expense   (benefit)  in  the
        consolidated statements of earnings is shown below:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Federal income tax expense (benefit):
          Current..........................................  $       (11.7)      $        4.0       $      115.8
          Deferred.........................................          124.1               97.2              (24.5)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       112.4       $      101.2       $       91.3
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and cumulative effect of accounting change by the expected Federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Expected Federal income tax expense................  $       143.5       $      138.1       $      106.3
        Differential earnings amount.......................            -                (16.8)             (23.2)
        Adjustment of tax audit reserves...................            4.1               (4.6)              22.9
        Tax rate adjustment................................            -                  -                 (5.0)
        Other..............................................          (35.2)             (15.5)              (9.7)
                                                            -----------------   ---------------    -----------------
        Federal Income Tax Expense.........................  $       112.4       $      101.2       $       91.3
                                                            =================   ================   =================

        Prior to the date of demutualization, Equitable Life reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying Equitable Life's average equity base, as determined for tax purposes, by an estimate of the excess of an imputed earnings rate for stock life insurance companies over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service. As a stock life insurance company, Equitable Life is no longer required to reduce its policyholder dividend deduction by the differential earnings amount, but differential earnings amounts for pre-demutualization years were still being recomputed in 1994 and 1993.

        The components of the net deferred Federal income tax asset are as follows:


                                                       DECEMBER 31, 1995                  December 31, 1994
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        Deferred policy acquisition costs,
          reserves and reinsurance.............  $       -        $      303.2      $        -        $     220.3
        Investments............................          -               326.9               -               18.7
        Compensation and related benefits......        293.0               -               307.3              -
        Other..................................          -                32.3               -                5.8
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     293.0      $      662.4      $      307.3      $     244.8
                                                ===============  ================  ===============   ===============

        The deferred Federal income tax expense (benefit) impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Deferred policy acquisition costs, reserves
          and reinsurance..................................  $        55.1       $       13.0       $      (46.7)
        Investments........................................           13.0               89.3               60.4
        Compensation and related benefits..................           30.8               10.0              (50.1)
        Other..............................................           25.2              (15.1)              11.9
                                                            -----------------   ----------------   -----------------
        Deferred Federal Income Tax Expense (Benefit)......  $       124.1       $       97.2       $      (24.5)
                                                            =================   ================   =================

        The Internal Revenue Service completed its audit of the Company's Federal income tax returns for the years 1984 through 1988. There was no material effect on the Company's consolidated results of operations.

10)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance (excluding group life and health) is summarized as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Direct premiums....................................  $       474.2       $      476.7       $      458.8
        Reinsurance assumed................................          171.3              180.5              169.9
        Reinsurance ceded..................................          (38.7)             (31.6)             (29.6)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       606.8       $      625.6       $      599.1
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        38.9       $       27.5       $       33.7
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $        48.2       $       20.7       $       72.3
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        28.5       $       25.4       $       24.1
                                                            =================   ================   =================

        In February 1993, management established a practice limiting the risk retention on new policies issued by the Insurance Group to a maximum of $5.0 million. In addition, effective January 1, 1994, all in force business above $5.0 million was reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

        The Insurance Group cedes 100% of its group life and health business to a third party insurance company. Premiums ceded totaled $260.6 million, $241.0 million and $895.1 million for the years ended December 31, 1995, 1994 and 1993, respectively. Ceded death and disability benefits totaled $188.1 million, $235.5 million and $787.8 million for the years ended December 31, 1995, 1994 and 1993, respectively. Insurance liabilities ceded totaled $724.2 million and $833.4 million at December 31, 1995 and 1994, respectively.

11)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory and benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974.

        Components of net periodic pension (credit) cost for the qualified and non-qualified plans are as follows:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Service cost.......................................  $        30.0       $       30.3       $       29.8
        Interest cost on projected benefit obligations.....          122.0              111.0              108.0
        Actual return on assets............................         (309.2)              24.4             (178.6)
        Net amortization and deferrals.....................          155.6             (142.5)              55.3
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension (Credit) Cost.................  $        (1.6)      $       23.2       $       14.5
                                                            =================   ================   =================

    The funded status of the qualified and non-qualified pension plans is as follows:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Actuarial present value of obligations:
          Vested...............................................................  $    1,642.4       $    1,295.5
          Non-vested...........................................................          10.9                8.7
                                                                                ---------------    -----------------
        Accumulated Benefit Obligation.........................................  $    1,653.3       $    1,304.2
                                                                                ================   =================

        Plan assets at fair value..............................................  $    1,503.8       $    1,193.5
        Projected benefit obligation...........................................       1,743.0            1,403.4
                                                                                ----------------   -----------------
        Projected benefit obligation in excess of plan assets..................        (239.2)            (209.9)
        Unrecognized prior service cost........................................         (25.5)             (33.2)
        Unrecognized net loss from past experience different from that
          assumed..............................................................         368.2              298.9
        Unrecognized net asset at transition...................................          (7.3)             (20.8)
        Additional minimum liability...........................................         (51.9)             (37.8)
                                                                                ----------------   -----------------
        Prepaid (Accrued) Pension Cost.........................................  $       44.3       $       (2.8)
                                                                                ================   =================

        The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.25% and 4.50%, respectively, at December 31, 1995 and 8.75% and 4.88%, respectively, at December 31, 1994. As of January 1, 1995 and 1994, the expected long-term rate of return on assets for the retirement plan was 11% and 10%, respectively.

        The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $35.1 million and $2.7 million, net of Federal income taxes, at December 31, 1995 and 1994, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

        The  pension  plan's  assets  include   corporate  and  government  debt
        securities, equity securities, equity real estate and shares of Group Trusts managed by Alliance.

        As of December 31, 1993, the Company changed the method of determining the market-related value of plan assets from fair value to a calculated value. This change in estimate had no material effect on the Company's consolidated statements of earnings.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $36.4 million, $38.1 million and $39.9 million for the years ended December 31, 1995, 1994 and 1993, respectively.

        The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company on or after attaining age 55 who have at least 10 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No.
        106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for the years ended December 31, 1995, 1994 and 1993, the Company made estimated postretirement benefits payments of $31.1 million, $29.8 million and $29.7 million, respectively.

        The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Service cost.......................................  $         4.0       $        3.9       $        5.3
        Interest cost on accumulated postretirement
          benefits obligation..............................           34.7               28.6               29.2
        Unrecognized prior service cost....................           (2.3)              (3.9)              (6.9)
        Net amortization and deferrals.....................            -                  -                  1.5
                                                            -----------------   ----------------   -----------------
        Net Periodic Postretirement Benefits Costs.........  $        36.4       $       28.6       $       29.1
                                                            =================   ================   =================


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Accumulated postretirement benefits obligation:
          Retirees.............................................................  $      391.8       $      300.4
          Fully eligible active plan participants..............................          50.4               33.0
          Other active plan participants.......................................          64.2               44.0
                                                                                ----------------   -----------------
                                                                                        506.4              377.4
        Unrecognized benefit of plan amendments................................           -                  3.2
        Unrecognized prior service cost........................................          56.3               61.9
        Unrecognized net loss from past experience different from that
          assumed and from changes in assumptions..............................        (181.3)             (64.7)
                                                                                ----------------   -----------------
        Accrued Postretirement Benefits Cost...................................  $      381.4       $      377.8
                                                                                ================   =================

        In 1993, the Company amended the cost sharing provisions of postretirement medical benefits. At January 1, 1994, medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

        The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 10% in 1995, gradually declining to 3.5% in the year 2008 and in 1994 was 10%, gradually declining to 5% in the year 2004. The discount rate used in determining the accumulated postretirement benefits obligation was 7.25% and 8.75% at December 31, 1995 and 1994, respectively.

        If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1995 would be increased 6.5%. The effect of this change on the sum of the service cost and interest cost would be an increase of 6.7%.

12)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives
        -----------

        The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income except for hedging transactions related to insurance liabilities. The notional amount of matched interest rate swaps outstanding at December 31, 1995 was $1,120.8 million. The average unexpired terms at December 31, 1995 range from 2.5 to 3.0 years. At December 31, 1995, the cost of terminating outstanding matched swaps in a loss position was $15.9 million and the unrealized gain on outstanding matched swaps in a gain position was $19.0 million. The Company has no intention of terminating these contracts prior to maturity. During 1995, 1994 and 1993, net gains (losses) of $1.4 million, $(.2) million and $-0- million, respectively, were recorded in connection with interest rate swap activity. Equitable Life has implemented an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1995 of contracts purchased and sold were $2,625.0 million and $300.0 million, respectively. The net premium paid by Equitable Life on these contracts was $12.5 million and is being amortized ratably over the contract periods ranging from 3 to 5 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

        Substantially all of DLJ's business related derivatives is by its nature trading activities which are primarily for the purpose of customer accommodations. DLJ's derivative activities consist of option writing and trading in forward and futures contracts. Derivative financial instruments have both on-and-off balance sheet implications depending on the nature of the contracts. DLJ's involvement in swap contracts is not significant.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1995 and 1994.

        Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        The estimated fair values for the Company's liabilities under GIC and association plan contracts are estimated using contractual cash flows discounted based on the T. Rowe Price GIC Index Rate for the appropriate duration. For durations in excess of the published index rate, the appropriate Treasury rate is used plus a spread equal to the longest duration GIC rate spread published.

        The estimated fair values for those group annuity contracts which are classified as investment contracts are measured at the estimated fair value of the underlying assets. Deposit administration contracts
        (included with group annuity contracts) classified as insurance contracts are measured at estimated fair value of the underlying assets. The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

        Fair value for long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's fair value of short-term borrowings approximates their carrying value.

        The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6 and 7:


                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              1995                               1994
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        Consolidated Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........  $    3,638.3     $     3,973.6     $     4,018.0     $    3,919.4
        Other joint ventures...................         492.7             492.7             544.4            544.4
        Policy loans...........................       1,976.4           2,057.5           1,731.2          1,676.6
        Policyholders' account balances:
          Association plans....................         101.0             100.0             141.0            141.0
          Group annuity contracts..............       2,335.0           2,395.0           2,450.0          2,469.0
          SPDA.................................       1,265.8           1,272.0           1,744.3          1,732.7
          Annuities certain and SCNILC.........         649.1             680.7             599.1            624.7
        Long-term debt.........................       1,899.3           1,962.9           1,317.4          1,249.2

        Closed Block Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........       1,368.8           1,461.4           1,543.7          1,477.8
        Other equity investments...............         151.6             151.6             179.5            179.5
        Policy loans...........................       1,797.2           1,891.4           1,827.9          1,721.9
        SCNILC liability.......................          34.8              34.5              39.5             37.0

        GIC Segment Financial Instruments:
        ----------------------------------
        Mortgage loans on real estate..........       1,485.8           1,666.1           1,730.5          1,743.7
        Fixed maturities.......................         107.4             107.4             219.3            219.3
        Other equity investments...............         455.9             455.9             591.8            591.8
        Guaranteed interest contracts..........         329.0             352.0             835.0            855.0
        Long-term debt.........................         135.1             136.0             134.8            127.9

13)     COMMITMENTS AND CONTINGENT LIABILITIES

        The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make liquidity advances to cover delinquent principal and interest and property protection expenses with respect to loan servicing agreements for securitized mortgage loans which at December 31, 1995 totaled $2.8 billion (as of December 31, 1995, $4.0 million have been advanced under these commitments); to make capital contributions of up to $246.7 million to affiliated real estate joint ventures; to provide equity financing to certain limited partnerships of $129.4 million at December 31, 1995, under existing loan or loan commitment agreements; and to provide short-term financing loans which at December 31, 1995 totaled $45.8 million. Management believes the Company will not incur any material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

        At December 31, 1995, the Insurance Group had $29.0 million of letters of credit outstanding.

14)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states juries have substantial discretion in awarding punitive damages. Equitable Life and its insurance subsidiaries, like other life and health insurers, from time to time are involved in such litigation. To date, no such lawsuit has resulted in an award or settlement of any material amount against the Company. Among litigations pending against Equitable Life and its insurance subsidiaries of the type referred to in this paragraph are the litigations described in the following two paragraphs.

        An action entitled Golomb et al. v. The Equitable Life Assurance Society of the United States was filed on January 20, 1995 in New York County Supreme Court. The action purports to be brought on behalf of a class of persons insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life (the "policies"). The complaint alleges that premium increases for these policies after 1983, all of which were filed with and approved by the New York State Insurance Department and certain other state insurance departments, breached the terms of the insurance policies, and that statements in the policies and elsewhere concerning premium increases constituted fraudulent concealment, misrepresentations in violation of New York Insurance Law Section 4226 and deceptive practices under New York General Business Law Section 349. The complaint seeks a declaratory judgment, injunctive relief restricting the methods by which Equitable Life increases premiums on the policies in the future, a refund of premiums, and punitive damages. Plaintiffs also have indicated that they will seek damages in an unspecified amount. Equitable Life has moved to dismiss the complaint in its entirety on the grounds that it fails to state a claim and that uncontroverted documentary evidence establishes a complete defense to the claims. That motion is awaiting decision by the court. In January 1996, separate actions were filed in Pennsylvania and Texas state courts (entitled, respectively, Malvin et al. v. The Equitable Life Assurance Society of the United States and Bowler et al.
        v. The Equitable Life Assurance Society of the United States), making claims similar to those in the New York action described above. These new actions are asserted on behalf of proposed classes of Pennsylvania issued or renewed policyholders and Texas issued or renewed policyholders, insured under the policies. The Pennsylvania and Texas actions seek compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future based on the common law and statutes of those states. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, Equitable Life's management believes that the ultimate resolution of those litigations should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigation, Equitable Life's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        An action was instituted on April 6, 1995 against Equitable Life and its wholly owned subsidiary, The Equitable of Colorado, Inc. ("EOC"), in New York State Court, entitled Sidney C. Cole et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc., No. 95/108611 (N.Y. County). The action is brought by the holders of a joint survivorship whole life policy issued by EOC. The action purports to be on behalf of a class consisting of all persons who from January 1, 1984 purchased life insurance policies sold by Equitable Life and EOC based upon their allegedly uniform sales presentations and policy illustrations. The complaint puts in issue various alleged sales practices that plaintiffs assert, among other things, misrepresented the stated number of years that the annual premium would need to be paid. Plaintiffs seek damages in an unspecified amount, imposition of a constructive trust, and seek to enjoin Equitable Life and EOC from engaging in the challenged sales practices. Equitable Life and EOC intend to defend vigorously and believe that they have meritorious defenses which, if successful, would dispose of the action completely. Equitable Life and EOC further do not believe that this case is an appropriate class action. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, Equitable Life's management believes that the ultimate resolution of this litigation should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        Equitable Casualty Insurance Company ("Casualty"), a captive property and casualty insurance company organized under the laws of Vermont, which is an indirect wholly owned subsidiary of Equitable Life, is a party to an arbitration proceeding that commenced in August 1995 with the selection of three arbitrators. The arbitration will resolve a dispute among Casualty, Houston General Insurance Company ("Houston
        General"), and GEICO General Insurance Company ("GEICO General") regarding the interpretation of a reinsurance agreement that was entered into as part of a 1980 transaction whereby Equitable General Insurance Company ("Equitable General"), formerly an indirect subsidiary of Equitable Life and the predecessor of GEICO General, sold its commercial lines business along with the stock of Houston General to subsidiaries of Tokio Marine & Fire Insurance Company, Ltd. ("Tokio Marine"). Casualty and GEICO General maintain that, under the reinsurance agreement, Houston General assumed liability for all losses insured under commercial lines policies written by Equitable General and its predecessors in order to effect the transfer of that business to Tokio Marine's subsidiaries. Houston General contends that it did not assume reinsurance liability for losses insured under certain of those commercial lines policies. The arbitration panel determined to begin hearing evidence in the arbitration in June 1996. The result of the arbitration is expected to resolve two litigations that were commenced by Houston General and that have been stayed by the presiding courts pending the completion of the arbitration (in one case, Houston General named as a defendant only GEICO General but Casualty intervened as a defendant with GEICO General, and in the other case, Houston General named GEICO General and Equitable Life). The arbitration is expected to be completed during the second half of 1996. While the ultimate outcome of the arbitration cannot be predicted with certainty, the Company's management believes that the arbitrators will recognize that Houston General's position is without merit and contrary to the way in which the reinsurance industry operates and therefore the ultimate resolution of this matter should not have a material adverse effect on the Company's financial position or results of operations.

        On July 25, 1995, a Consolidated and Supplemental Class Action Complaint ("Complaint") was filed against the Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. A similar complaint was filed on November 7, 1995 and was subsequently consolidated with the Complaint. The Complaint, which seeks certification of a plaintiff class of persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994, seeks an unspecified amount of damages, costs, attorneys' fees and punitive damages. The principal allegations of the Complaint are that the Fund purchased debt securities issued by the Mexican and Argentine governments in amounts that were not permitted by the Fund's investment objective, and that there was no shareholder vote to change the investment objective to permit purchases in such amounts. The Complaint further alleges that the decline in the value of the Mexican and Argentine securities held by the Fund caused the Fund's net asset value to decline to the detriment of the Fund's shareholders. On September 26, 1995, the defendants jointly filed a motion to dismiss the Complaint which has not yet been decided by the Court. Alliance believes that the allegations in the Complaint are without merit and intends to vigorously defend against these claims. While the ultimate results of this action cannot be determined, management of Alliance does not expect that this action will have a material adverse effect on Alliance's business.

        On January 26, 1996, a purported purchaser of certain notes and warrants to purchase shares of common stock of Rickel Home Centers, Inc. ("Rickel") filed a class action complaint against Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), a wholly owned subsidiary of DLJ, and certain other defendants for unspecified compensatory and punitive damages in the United States District Court for the Southern District of New York. The suit was brought on behalf of the purchasers of 126,457 units consisting of $126,457,000 aggregate principal amount of 13 1/2% senior notes due 2001 and 126,457 warrants to purchase shares of common stock of Rickel (the "Units") issued by Rickel in October 1994. The complaint alleges violations of Federal securities laws and common law fraud against DLJSC, as the underwriter of the Units and as an owner of 7.3% of the common stock of Rickel, Eos Partners, L.P., and General Electric Capital Corporation, each as owners of 44.2% of the common stock of Rickel, and members of the Board of Directors of Rickel, including a DLJSC Managing Director. The complaint seeks to hold DLJSC liable for alleged misstatements and omissions contained in the prospectus and registration statement filed in connection with the offering of the Units, alleging that the defendants knew of financial losses and a decline in value of Rickel in the months prior to the offering and did not disclose such information. The complaint also alleges that Rickel failed to pay its semi-annual interest payment due on the Units on December 15, 1995 and that Rickel filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code on January 10, 1996. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe the outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based on the information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        On June 12, 1995, a purported purchaser of certain securities issued by Spectravision, Inc. ("Spectravision") filed a class action complaint against DLJSC and certain other defendants for unspecified damages in the U.S. District Court for the Northern District of Texas. The suit was brought on behalf of the purchasers of $260,795,000 of securities issued by Spectravision in November 1992, and alleges violations of the Federal securities laws and the Texas Securities Act, common law fraud and negligent misrepresentation. The securities were issued by Spectravision pursuant to a prepackaged bankruptcy reorganization plan. DLJSC served as financial advisor to Spectravision in its reorganization and as Dealer Manager for Spectravision's 1992 issuance of the securities. DLJSC is also being sued as a seller of certain notes of Spectravision acquired and resold by DLJSC. The complaint seeks to hold DLJSC liable for various alleged misstatements and omissions contained in prospectuses and other materials issued between July 1992 and June 1994. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. On June 8, 1995, Spectravision filed a Chapter 11 petition in the United States Bankruptcy Court for the District of Delaware. On January 5, 1996, the district court in the litigation involving DLJSC ordered a partial stay of discovery until Spectravision has emerged from bankruptcy or six months from the date of the stipulated stay (whichever comes first). Accordingly, discovery of DLJSC has not yet occurred. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period. Plaintiff's counsel in the class action against DLJSC described above has also filed another securities class action based on similar factual allegations. Such suit names as defendants Spectravision and its directors, and was brought on behalf of a class of purchasers of $209.0 million of stock and $77.0 million of notes issued by Spectravision in October 1993. DLJSC served as the managing underwriter for both of these issuances. DLJSC has not been named as a defendant in this suit, although it has been reported to DLJSC that plaintiff's counsel is contemplating seeking to amend the complaint to add DLJSC as a defendant in that action.

        In October 1995, DLJSC was named as a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550.0 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC") canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The named plaintiff in the State Court action also filed an adversary proceeding in the Bankruptcy Court for the Northern District of Texas seeking a declaratory judgment that the confirmed NGC plan of reorganization does not bar the class action claims. Subsequent to the consummation of NGC's plan of reorganization, NGC's shares traded for values substantially in excess of, and in 1995 NGC was acquired for a value substantially in excess of, the values upon which NGC's plan of reorganization was based. The two actions arise out of DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 reorganization proceedings. The class action complaint alleges that the plan of reorganization submitted by NGC was based upon projections by NGC and DLJSC which intentionally understated forecasts, and provided misleading and incorrect information in order to hide NGC's true value and that defendants breached their fiduciary duties by, among other things, providing false, misleading or incomplete information to deliberately understate the value of NGC. The class action complaint seeks compensatory and punitive damages purportedly sustained by the class. The Texas State

        Court action has subsequently been removed to the Bankruptcy Court, which removal is being opposed by the plaintiff. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In November and December 1995, DLJSC, along with various other parties, was named as a defendant in a number of purported class actions filed in the U.S. District Court for the Eastern District of Louisiana. The complaints allege violations of the Federal securities laws arising out of a public offering in 1994 of $435.0 million of first mortgage notes of Harrah's Jazz Company and Harrah's Jazz Finance Corp. The complaints seek to hold DLJSC liable for various alleged misstatements and omissions contained in the prospectus dated November 9, 1994. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaints. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In addition to the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

15)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1996 and the succeeding four years are $114.8 million, $101.8 million, $90.0 million, $73.6 million, $57.7 million and $487.0 million thereafter. Minimum future sublease rental income on these noncancelable leases for 1996 and the succeeding four years are $11.0 million, $8.7 million, $6.9 million, $4.6 million, $2.9 million and $1.1 million thereafter.

        At December 31, 1995, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1996 and the succeeding four years are $292.9 million, $271.2 million, $248.1 million, $226.4 million, $195.5 million and $1,018.8 million thereafter.

16)     OTHER OPERATING COSTS AND EXPENSES

        Other operating costs and expenses consisted of the following:


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Compensation costs.................................  $       595.9       $      690.0       $    1,452.3
        Commissions........................................          314.3              313.0              551.1
        Short-term debt interest expense...................           11.4               19.0              317.1
        Long-term debt interest expense....................          108.1               98.3               86.0
        Amortization of policy acquisition costs...........          320.4              318.1              275.9
        Capitalization of policy acquisition costs.........         (391.0)            (410.9)            (397.8)
        Rent expense, net of sub-lease income..............          124.8              128.9              159.5
        Other..............................................          772.6              786.7            1,140.1
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     1,856.5       $    1,943.1       $    3,584.2
                                                            =================   ================   =================

        During the years ended December 31, 1995, 1994 and 1993, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $32.0 million, $20.4 million and $96.4 million, respectively. The amounts paid during 1995, associated with the 1995 and 1994 cost reduction programs, totaled $24.0 million. At December 31, 1995, the liabilities associated with the 1995 and 1994 cost reduction programs amounted to $37.8 million. The 1995 cost reduction program included relocation expenses, including the accelerated amortization of building improvements associated with the relocation of the home office. The 1994 cost reduction program included costs associated with the termination of operating leases and employee severance benefits in connection with the consolidation of 16 insurance agencies. The 1993 cost reduction program primarily reflected severance benefits of terminated employees in connection with the combination of a wholly owned subsidiary of the Company with Alliance.

17)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the New York Superintendent has broad discretion to determine whether the financia1 condition of a stock life insurance company would support the payment of dividends to its shareholders. For the years ended December 31, 1995, 1994 and 1993, statutory (loss) earnings totaled $(352.4) million, $67.5 million and $324.0 million, respectively. No amounts are expected to be available for dividends from Equitable Life to the Holding Company in 1996.

        At December 31, 1995, the Insurance Group, in accordance with various government and state regulations, had $18.9 million of securities deposited with such government or state agencies.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles the Company's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings and equity on a GAAP basis.


                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Net change in statutory surplus and capital stock..  $        78.1       $      292.4       $      190.8
        Change in asset valuation reserves.................          365.7             (285.2)             639.1
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and asset valuation reserves.....................          443.8                7.2              829.9
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................          (67.9)             (11.0)            (171.0)
          Deferred policy acquisition costs................           70.6               92.8              121.8
          Deferred Federal income taxes....................         (150.0)             (59.7)             (57.5)
          Valuation of investments.........................          189.1               45.2              202.3
          Valuation of investment subsidiary...............         (188.6)             396.6             (464.9)
          Limited risk reinsurance.........................          416.9               74.9               85.2
          Issuance of surplus notes........................         (538.9)               -                  -
          Sale of subsidiary and joint venture.............            -                  -               (366.5)
          Contribution from the Holding Company............            -               (300.0)               -
          Postretirement benefits..........................          (26.7)              17.1               23.8
          Other, net.......................................          115.1              (44.0)              60.3
          GAAP adjustments of Closed Block.................           (3.1)               4.5              (16.0)
          GAAP adjustments of discontinued GIC
            Segment........................................           37.3               42.8              (35.0)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       297.6       $      266.4       $      212.4
                                                            =================   ================   =================

                                                                                 DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Statutory surplus and capital stock................  $     2,202.9       $    2,124.8       $    1,832.4
        Asset valuation reserves...........................        1,345.9              980.2            1,265.4
                                                            -----------------   ----------------   -----------------
        Statutory surplus, capital stock and asset
          valuation reserves...............................        3,548.8            3,105.0            3,097.8
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,017.4)            (949.5)            (938.5)
          Deferred policy acquisition costs................        3,083.3            3,221.1            2,858.8
          Deferred Federal income taxes....................         (450.8)             (26.8)            (137.8)
          Valuation of investments.........................          417.7             (794.1)             (29.8)
          Valuation of investment subsidiary...............         (665.1)            (476.5)            (873.1)
          Limited risk reinsurance.........................         (429.0)            (845.9)            (920.8)
          Issuance of surplus notes........................         (538.9)               -                  -
          Postretirement benefits..........................         (343.3)            (316.6)            (333.7)
          Other, net.......................................            4.4              (79.2)             (81.9)
          GAAP adjustments of Closed Block.................          575.7              578.8              574.2
          GAAP adjustments of discontinued GIC
            Segment........................................         (184.6)            (221.9)            (264.6)
                                                            -----------------   ----------------   -----------------
        Total Shareholder's Equity.........................  $     4,000.8       $    3,194.4       $    2,950.6
                                                            =================   ================   =================

18)     BUSINESS SEGMENT INFORMATION

        The Company has three major business segments: Individual Insurance and Annuities; Investment Services and Group Pension. Consolidation/elimination principally includes debt not specific to any business segment. Attributed Insurance Capital represents net assets and related revenues and earnings of the Insurance Group not assigned to the insurance segments. Interest expense related to debt not specific to any business segment is presented within Corporate interest expense. Information for all periods is presented on a comparable basis.

        The Individual Insurance and Annuities segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products and mutual fund and other investment products to individuals and small groups. This segment includes Separate Accounts for certain individual insurance and annuity products.

        The Investment Services segment provides investment fund management, primarily to institutional clients. This segment includes Separate Accounts which provide various investment options for group clients through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $124.1 million, $135.3 million and $128.6 million for 1995, 1994 and 1993, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to the discontinued GIC Segment of $14.7 million, $27.4 million and $17.0 million for 1995, 1994 and 1993, respectively, are eliminated in consolidation.

        The Group Pension segment administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations.




                                                                           YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1995               1994                1993
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Individual insurance and annuities.................  $     3,254.6       $    3,110.7       $    2,981.5
        Group pension......................................          292.0              359.1              426.6
        Attributed insurance capital.......................           61.2               79.4               61.6
                                                            -----------------   ----------------   -----------------
          Insurance operations.............................        3,607.8            3,549.2            3,469.7
        Investment services................................          949.1              935.2            2,792.6
        Consolidation/elimination..........................          (34.9)             (24.7)             (40.5)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     4,522.0       $    4,459.7       $    6,221.8
                                                            =================   ================   =================



        Earnings (loss) before Federal income taxes
          and cumulative effect of accounting change
        Individual insurance and annuities.................  $       274.4       $      245.5       $       76.2
        Group pension......................................          (13.3)              15.8                2.0
        Attributed insurance capital.......................           18.7               69.8               49.0
                                                            -----------------   ----------------   -----------------
          Insurance operations.............................          279.8              331.1              127.2
        Investment services................................          161.2              177.5              302.1
        Consolidation/elimination..........................           (3.1)                .3                 .5
                                                            -----------------   ----------------   -----------------
              Subtotal.....................................          437.9              508.9              429.8
        Corporate interest expense.........................          (27.9)            (114.2)            (126.1)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       410.0       $      394.7       $      303.7
                                                            =================   ================   =================


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Assets
        Individual insurance and annuities.....................................  $    50,328.8      $    44,063.4
        Group pension..........................................................        4,033.3            4,222.8
        Attributed insurance capital...........................................        2,391.6            2,609.8
                                                                                ----------------   -----------------
          Insurance operations.................................................       56,753.7           50,896.0
        Investment services....................................................       12,842.9           12,127.9
        Consolidation/elimination..............................................         (354.4)          (1,614.4)
                                                                                ----------------   -----------------
        Total..................................................................  $    69,242.2      $    61,409.5
                                                                                ================   =================

19)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for the years ended December 31, 1995, 1994 and 1993, are summarized below:


                                                                    THREE MONTHS ENDED,
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)
        1995
        ----
        Total Revenues................  $     1,074.7      $     1,158.4       $    1,127.1         $    1,161.8
                                       =================  =================   ==================   ==================

        Net Earnings..................  $        59.0      $        94.3       $       91.2         $       53.1
                                       =================  =================   ==================   ==================

        1994
        ----
        Total Revenues................  $     1,107.4      $     1,075.0       $    1,153.8         $    1,123.5
                                       =================  =================   ==================   ==================

        Earnings before Cumulative
          Effect of Accounting
          Change......................  $        64.0      $        68.4       $       89.1         $       72.0
                                       =================  =================   ==================   ==================
        Net Earnings..................  $        36.9      $        68.4       $       89.1         $       72.0
                                       =================  =================   ==================   ==================

        1993
        ----
        Total Revenues................  $     1,502.2      $     1,539.7       $    1,679.4         $    1,500.5
                                       =================  =================   ==================   ==================

        Net Earnings..................  $        32.3      $        47.1       $       68.8         $       64.2
                                       =================  =================   ==================   ==================

20)     INVESTMENT IN DLJ

        On December 15, 1993, the Company sold a 61% interest in DLJ to the Holding Company for $800.0 million in cash and securities. The excess of the proceeds over the book value in DLJ at the date of sale of $340.2 million has been reflected as a capital contribution. In 1995, DLJ completed the initial public offering ("IPO") of 10.58 million shares of its common stock, which included 7.28 million of the Holding Company's shares in DLJ, priced at $27 per share. Concurrent with the IPO, the Company contributed equity securities to DLJ having a market value of $21.2 million. Upon completion of the IPO, the Company's ownership percentage was reduced to 36.1%. The Company's ownership interest will be further reduced upon the issuance of common stock after the vesting of forfeitable restricted stock units acquired by and/or the exercise of options granted to certain DLJ employees. At December 31, 1995, DLJ had options outstanding to purchase approximately 9.2 million shares of DLJ common stock at $27.00 per share. Options are exercisable over a period of up to ten years. DLJ restricted stock units represents forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

        The results of operations and cash flows of DLJ through the date of sale are included in the consolidated statements of earnings and cash flow for the year ended December 31, 1993. For the period subsequent to the date of sale, the results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

        Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Assets:
        Trading account securities, at market value............................  $   10,911.4       $    8,970.0
        Securities purchased under resale agreements...........................      18,748.2           10,476.4
        Broker-dealer related receivables......................................      13,023.7           11,784.8
        Other assets...........................................................       1,893.2            2,030.4
                                                                                ----------------   -----------------
        Total Assets...........................................................  $   44,576.5       $   33,261.6
                                                                                ================   =================

        Liabilities:
        Securities sold under repurchase agreements............................  $   26,744.8       $   18,356.7
        Broker-dealer related payables.........................................      12,915.5           10,618.0
        Short-term and long-term debt..........................................       1,717.5            1,956.5
        Other liabilities......................................................       1,775.0            1,285.1
                                                                                ----------------   -----------------
        Total liabilities......................................................      43,152.8           32,216.3
        Cumulative exchangeable preferred stock................................         225.0              225.0
        Total shareholders' equity.............................................       1,198.7              820.3
                                                                                ----------------   -----------------
        Total Liabilities, Cumulative Exchangeable Preferred Stock and
          Shareholders' Equity.................................................  $   44,576.5       $   33,261.6
                                                                                ================   =================

        DLJ's equity as reported...............................................  $    1,198.7       $      820.3
        Unamortized cost in excess of net assets acquired in 1985
          and other adjustments................................................          40.5               50.8
        The Holding Company's equity ownership in DLJ..........................        (499.0)            (532.1)
        Minority interest in DLJ...............................................        (324.3)               -
                                                                                ----------------   -----------------
        The Company's Carrying Value of DLJ....................................  $      415.9       $      339.0
                                                                                ================   =================

        Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1995                1994
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Commission, fees and other income......................................  $     1,325.9      $      953.5
        Net investment income..................................................          904.1             791.9
        Dealer, trading and investment gains, net..............................          528.6             263.3
                                                                                ----------------   -----------------
        Total Revenues.........................................................        2,758.6           2,008.7
        Total expenses including income taxes..................................        2,579.5           1,885.7
                                                                                ----------------   -----------------
        Net earnings...........................................................          179.1             123.0
        Dividends on preferred stock...........................................           19.9              20.9
                                                                                ----------------   -----------------
        Earnings Applicable to Common Shares...................................  $       159.2      $      102.1
                                                                                ================   =================

        DLJ's earnings applicable to common shares as reported.................  $       159.2      $      102.1
        Amortization of cost in excess of net assets acquired in 1985..........           (3.9)             (3.1)
        The Holding Company's equity in DLJ's earnings.........................          (90.4)            (60.9)
        Minority interest in DLJ...............................................           (6.5)              -
                                                                                ----------------   -----------------
        The Company's Equity in DLJ's Earnings.................................  $        58.4      $       38.1
                                                                                ================   =================

21)     RELATED PARTY TRANSACTIONS

        On August 31, 1993, the Company sold $661.0 million of primarily privately placed below investment grade fixed maturities to EQ Asset Trust 1993, a limited purpose business trust, wholly owned by the Holding Company. The Company recognized a $4.1 million gain net of related deferred policy acquisition costs, deferred Federal income tax and amounts attributable to participating group annuity contracts. In conjunction with this transaction, the Company received $200.0 million of Class B Notes issued by EQ Asset Trust 1993. These notes have interest rates ranging from 6.85% to 9.45%. The Class B Notes are reflected in investments in and loans to affiliates on the consolidated balance sheets.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                              SEPTEMBER 30,  December 31,
                                                                  1996         1995
                                                              ------------- ------------
                                                                      (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value ............   $  17,117.5  $  15,899.9
  Mortgage loans on real estate ............................       3,298.5      3,638.3
  Equity real estate .......................................       3,705.0      3,916.2
  Policy loans .............................................       2,167.3      1,976.4
  Investment in and loans to affiliates ....................         686.8        636.6
  Other equity investments .................................         561.4        621.1
  Other invested assets ....................................         358.4        706.1
                                                               -----------  -----------
      Total investments ....................................      27,894.9     27,394.6
Cash and cash equivalents ..................................         528.2        774.7
Deferred policy acquisition costs ..........................       3,279.3      3,083.3
Amounts due from discontinued GIC Segment ..................       1,270.1      2,097.1
Other assets ...............................................       2,720.0      2,713.1
Closed Block assets ........................................       8,345.7      8,612.8
Separate Accounts assets ...................................      28,242.3     24,566.6
                                                               -----------  -----------

TOTAL ASSETS ...............................................   $  72,280.5  $  69,242.2
                                                               ===========  ============

LIABILITIES
Policyholders' account balances ............................   $  21,795.3  $  21,911.2
Future policy benefits and other policyholders' liabilities        4,155.9      4,013.2
Short-term and long-term debt ..............................       2,029.9      1,899.3
Other liabilities ..........................................       2,988.2      3,379.5
Closed Block liabilities ...................................       9,193.2      9,507.2
Separate Accounts liabilities ..............................      28,154.7     24,531.0
                                                               -----------  -----------
      Total liabilities ....................................      68,317.2     65,241.4
                                                               -----------  -----------

Commitments and contingencies (Note 10)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value; 2.0 million shares
 authorized issued and outstanding .........................           2.5          2.5
Capital in excess of par value .............................       2,913.6      2,913.6
Retained earnings ..........................................       1,019.0        781.6
Net unrealized investment gains ............................          63.3        338.2
Minimum pension liability ..................................         (35.1)       (35.1)
                                                               -----------  -----------
      Total shareholder's equity ...........................       3,963.3      4,000.8
                                                               -----------  -----------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY .................   $  72,280.5  $  69,242.2
                                                               ===========  ===========

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)

                                                      THREE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30,         SEPTEMBER 30,
                                                   ---------------------- ---------------------
                                                      1996         1995     1996        1995
                                                   -----------  --------- ---------  ----------
                                                                  (IN MILLIONS)
REVENUES
Universal life and investment-type
  product policy fee income .....................   $    220.7  $   197.1 $   651.4   $  581.4
Premiums ........................................        145.8      140.2     439.2      452.7
Net investment income ...........................        534.3      517.5   1,605.9    1,551.7
Investment (losses) gains, net ..................         (5.5)       8.8     (21.5)      27.7
Commissions, fees and other income ..............        262.5      232.3     786.8      650.5
Contribution from the Closed Block ..............         23.7       28.2      73.8       85.4
                                                    ----------  --------- ---------   --------
      Total revenues ............................      1,181.5    1,124.1   3,535.6    3,349.4
                                                    ----------  --------- ---------   --------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account
  balances ......................................        315.8      314.8     948.8      921.3
Policyholders' benefits .........................        268.4      245.7     795.6      766.1
Other operating costs and expenses ..............        457.2      421.8   1,379.0    1,282.4
                                                    ----------  --------- ---------   --------
      Total benefits and other deductions .......      1,041.4      982.3   3,123.4    2,969.8
                                                    ----------  --------- ---------   --------

Earnings before Federal income taxes,
  minority interest and cumulative effect of
  accounting change .............................        140.1      141.8     412.2      379.6
Federal income taxes ............................         33.7       33.9      92.2       89.9
Minority interest in net income of consolidated
  subsidiaries ..................................         20.6       16.7      59.5       45.2
                                                    ----------  --------- ---------   --------
Earnings before cumulative effect of
  accounting change .............................         85.8       91.2     260.5      244.5
Cumulative effect of accounting change,
  net of Federal income taxes ...................          -          -       (23.1)       -
                                                    ----------  --------- ---------   --------

Net Earnings ....................................   $     85.8  $    91.2  $  237.4   $  244.5
                                                    ==========  ========== ========   ========


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                   (UNAUDITED)

                                                                        1996       1995
                                                                     ----------  ----------
                                                                         (IN MILLIONS)
Common stock, at par value, beginning of year and end of period ..   $      2.5  $      2.5
                                                                     ----------  ----------

Capital in excess of par value, beginning of year
 and end of period ...............................................      2,913.6     2,913.6
                                                                     ----------  ----------

Retained earnings, beginning of year .............................        781.6       484.0
Net earnings .....................................................        237.4       244.5
                                                                     ----------  ----------
Retained earnings, end of period .................................      1,019.0       728.5
                                                                     ----------  ----------

Net unrealized investment gains (losses), beginning of year ......        338.2      (203.0)
Change in unrealized investment (losses) gains ...................       (274.9)      270.5
                                                                     ----------  ----------
Net unrealized investment gains, end of period ...................         63.3        67.5
                                                                     ----------  ----------

Minimum pension liability, beginning of year and end of period ...        (35.1)       (2.7)
                                                                     ----------  ----------

TOTAL SHAREHOLDER'S EQUITY, END OF PERIOD ........................   $  3,963.3  $  3,709.4
                                                                     ==========  ==========



                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                   (UNAUDITED)

                                                                           1996       1995
                                                                        -----------  ----------
                                                                             (IN MILLIONS)
Net earnings .........................................................   $    237.4  $    244.5
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Interest credited to policyholders' account balances .............        948.8       921.3
    General Account policy charges ...................................       (651.4)     (581.4)
    Investment losses (gains) ........................................         21.5       (27.7)
    Change in Federal income taxes payable ...........................        (96.2)      110.8
    Changes in Closed Block assets and liabilities, net ..............        (46.9)      (52.6)
    Other, net .......................................................         33.8       102.2
                                                                         ----------  ----------

Net cash provided by operating activities ............................        447.0       717.1
                                                                         ----------  ----------

Cash flows from investing activities:
  Maturities and repayments ..........................................      1,626.0     1,312.6
  Sales ..............................................................      6,913.2     5,371.0
  Return of capital from joint ventures and limited partnerships .....         64.3        34.7
  Purchases ..........................................................     (9,646.9)   (7,100.5)
  Decrease in loans to discontinued GIC Segment ......................        827.0     1,155.4
  Other, net .........................................................        (97.9)     (176.7)
                                                                         ----------  ----------

Net cash (used) provided by investing activities .....................       (314.3)      596.5
                                                                         ----------  ----------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits .........................................................      1,402.2     2,034.3
    Withdrawals ......................................................     (1,839.5)   (2,078.9)
  Net increase in short-term financings ..............................        195.3       272.5
  Repayments of long-term debt .......................................        (88.5)       (5.3)
  Payment of obligation to fund accumulated deficit of discontinued
    GIC Segment ......................................................          -      (1,215.4)
  Other, net .........................................................        (48.7)      (33.8)
                                                                         ----------  ----------

Net cash used by financing activities ................................       (379.2)   (1,026.6)
                                                                         ----------  ----------

Change in cash and cash equivalents ..................................       (246.5)      287.0
Cash and cash equivalents, beginning of year .........................        774.7       693.6
                                                                         ----------  ----------

Cash and Cash Equivalents, End of Period .............................   $    528.2  $    980.6
                                                                         ==========  ==========

Supplemental cash flow information
  Interest Paid ......................................................   $     70.6  $     61.2
                                                                         ==========  ==========
  Income Taxes (Refunded) Paid .......................................   $     (7.9) $      4.1
                                                                         ==========  ==========

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


 1)   BASIS OF PRESENTATION

      The preparation of the accompanying consolidated financial statements in conformity with GAAP required management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These statements should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 1995. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

      Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

 2)   ACCOUNTING CHANGES AND PRONOUNCEMENTS

      The Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as of January 1, 1996. The statement requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Impaired real estate is written down to fair value with the impairment loss being included in Investment gains, net. Before implementing SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds. The adoption of the statement resulted in the release of valuation allowances of $152.4 million and recognition of impairment losses of $144.0 million on real estate held and used. Real estate which management has committed to disposing of by sale or abandonment is classified as real estate to be disposed of. Valuation allowances on real estate to be disposed of continue to be computed using the lower of estimated fair value or depreciated cost, net of disposition costs. Implementation of the SFAS No. 121 impairment requirements relative to other assets to be disposed of resulted in a charge for the cumulative effect of an accounting change of $23.1 million, net of a Federal income tax benefit of $12.4 million, due to the writedown to fair value of building improvements relating to facilities being vacated beginning in 1996.

      In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 specifies the accounting and reporting requirements for transfers of financial assets, the recognition and measurement of servicing assets and liabilities and extinguishments of liabilities. SFAS No. 125 is effective for transactions occurring after December 31, 1996 and is to be applied prospectively. Management has not yet determined the effect of implementing SFAS No. 125.

 3)   FEDERAL INCOME TAXES

      Federal income taxes for interim periods have been computed using an estimated annual effective tax rate. This rate is revised, if necessary, at the end of each successive interim period to reflect the current estimate of the annual effective tax rate.

 4)   INVESTMENTS

      Investment valuation allowances and changes thereto are shown below:

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                                  ---------------------
                                                                     1996       1995
                                                                  ---------  ----------
                                                                      (IN MILLIONS)
      Balances, beginning of year ............................     $  325.3    $  284.9
      SFAS No. 121 release ...................................       (152.4)        -
      Additions charged to income ............................         88.7        67.8
      Deductions for writedowns and asset dispositions .......       (105.2)      (49.7)
                                                                   --------    --------
      Balances, End of Period ................................     $  156.4    $  303.0
                                                                   ========    ========

      Balances, end of period:
        Mortgage loans on real estate ........................     $   93.3    $   66.8
        Equity real estate ...................................         63.1       236.2
                                                                   --------    --------
      Total.............................................           $  156.4    $  303.0
                                                                   ========    ========

      For the three months and nine months ended September 30, 1996 and 1995, investment income is shown net of investment expenses of $89.9 million, $272.1 million, $115.2 million and $343.3 million, respectively.

      As of September 30, 1996 and December 31, 1995, fixed maturities classified as available for sale had amortized costs of $17,001.8 million and $15,284.0 million, respectively. Other equity investments included equity securities with carrying values of $125.0 million and $128.4 million and costs of $101.3 million and $97.3 million as of September 30, 1996 and December 31, 1995, respectively.

      For the nine months ended September 30, 1996 and 1995, proceeds received on sales of fixed maturities classified as available for sale amounted to $6,645.1 million and $5,009.6 million, respectively. Gross gains of $94.0 million and $135.1 million and gross losses of $58.4 million and $49.8 million were realized on these sales for the nine months ended September 30, 1996 and 1995, respectively. The decrease in unrealized investment gains related to fixed maturities classified as available for sale for the nine months ended September 30, 1996 amounted to $500.1 million.

      During the nine months ended September 30, 1995, one security classified as held to maturity was sold and twelve securities classified as held to maturity were transferred to the available for sale portfolio. All actions were taken as a result of significant deterioration in creditworthiness. The amortized cost of the security sold was $4.2 million. The aggregate amortized cost of the securities transferred was $116.0 million with gross unrealized investment losses of $3.2 million transferred to equity for the nine months ended September 30, 1995.

      Impaired mortgage loans along with the related provision for losses follows:

                                                                    SEPTEMBER 30,  December 31,
                                                                         1996         1995
                                                                    -------------  ----------
                                                                           (IN MILLIONS)
      Impaired mortgage loans with provision for losses ........     $  428.6      $  310.1
      Impaired mortgage loans with no provision for losses .....        148.3         160.8
                                                                     --------      --------
      Recorded investment in impaired mortgage loans ...........        576.9         470.9
      Provision for losses .....................................         88.0          62.7
                                                                     --------      --------
      Net Impaired Mortgage Loans ..............................     $  488.9      $  408.2
                                                                     ========      ========

      Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the loans equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded using the cash basis method. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

      During the nine months ended September 30, 1996 and 1995, respectively, the Company's average recorded investment in impaired mortgage loans was $548.7 million and $295.5 million. Interest income recognized on these impaired mortgage loans totaled $30.9 million and $20.3 million for the nine months ended September 30, 1996 and 1995, respectively, including $13.7 million and $10.8 million recognized on the cash basis method.

 5)   ALLIANCE - CURSITOR TRANSACTION

      On February 29, 1996, Alliance acquired the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited in exchange for approximately 1.8 million Alliance Units, $84.9 million in cash, $21.5 million in notes which are payable ratably over the next four years and substantial additional consideration which will be determined at a later date. The Company recognized an investment gain of $20.6 million as a result of the issuance of Units in this transaction. At September 30, 1996, the Company's ownership of Alliance Units was approximately 57.4%.

 6)   BUSINESS SEGMENT INFORMATION

                                               THREE MONTHS ENDED      NINE MONTHS ENDED
                                                 SEPTEMBER 30,           SEPTEMBER 30,
                                              ----------------------- ----------------------
                                                1996        1995         1996        1995
                                             -----------  ---------- -----------  ----------
                                                              (IN MILLIONS)
      Revenues
      Individual insurance and annuities ..   $    841.7  $    793.5  $  2,496.9  $  2,436.6
      Group pension .......................         60.7        77.1       189.3       209.4
      Attributed insurance capital ........         17.9        17.0        49.2        45.6
                                              ----------  ----------  ----------  ----------
        Insurance operations ..............        920.3       887.6     2,735.4     2,691.6
      Investment services .................        267.0       243.7       818.3       681.1
      Consolidation/elimination ...........         (5.8)       (7.2)      (18.1)      (23.3)
                                              ----------  ----------  ----------  ----------
      Total ...............................   $  1,181.5  $  1,124.1  $  3,535.6  $  3,349.4
                                              ==========  ==========  ==========  ==========

      EARNINGS (LOSS) BEFORE FEDERAL
        INCOME TAXES, MINORITY INTEREST
        AND CUMULATIVE EFFECT OF
        ACCOUNTING CHANGE
      Individual insurance and annuities ..   $     86.8  $     80.6  $    240.3  $    232.2
      Group pension .......................         (8.3)        (.9)      (28.6)      (12.7)
      Attributed insurance capital ........          9.7         9.9        23.5        22.5
                                              ----------  ----------  ----------  ----------
        Insurance operations ..............         88.2        89.6       235.2       242.0
      Investment services .................         68.8        59.2       226.8       157.2
                                              ----------  ----------  ----------  ----------
        Subtotal ..........................        157.0       148.8       462.0       399.2
      Corporate interest expense ..........        (16.9)       (7.0)      (49.8)      (19.6)
                                              ----------  ----------  ----------  ----------
      Total ...............................   $    140.1  $    141.8  $    412.2  $    379.6
                                              ==========  ==========  ==========  ==========

                                                         SEPTEMBER 30,     December 31,
                                                               1996           1995
                                                         --------------    ------------
                                                                  (IN MILLIONS)
      ASSETS
      Individual insurance and annuities ...........       $  53,559.8      $  50,328.8
      Group pension ................................           3,601.0          4,033.3
      Attributed insurance capital .................           2,055.5          2,391.6
                                                           -----------      -----------
        Insurance operations .......................          59,216.3         56,753.7
      Investment services ..........................          13,434.1         12,842.9
      Consolidation/elimination ....................            (369.9)          (354.4)
                                                           -----------      -----------
      Total ........................................       $  72,280.5      $  69,242.2
                                                           ===========      ===========

 7)   DISCONTINUED OPERATIONS

      Summarized financial information of the discontinued GIC Segment follows:

                                                        SEPTEMBER 30,   DECEMBER 31,
                                                             1996         1995
                                                        --------------  ------------
                                                               (IN MILLIONS)
ASSETS
Mortgage loans on real estate ....................       $  1,285.0     $  1,485.8
Equity real estate ...............................          1,057.1        1,122.1
Cash and other invested assets ...................            361.7          665.2
Other assets .....................................            191.5          579.3
                                                         ----------     ----------
Total Assets .....................................       $  2,895.3     $  3,852.4
                                                         ==========     ==========
LIABILITIES
Policyholders' liabilities .......................       $  1,360.3     $  1,399.8
Allowance for future losses ......................            118.8          164.2
Amounts due to continuing operations .............          1,270.1        2,097.1
Other liabilities ................................            146.1          191.3
                                                         ----------     ----------
Total Liabilities ................................       $  2,895.3     $  3,852.4
                                                         ==========     ==========

                                             THREE MONTHS ENDED  NINE MONTHS ENDED
                                               SEPTEMBER 30,        SEPTEMBER 30,
                                             ------------------ ------------------
                                              1996      1995     1996     1995
                                             -------  --------  -------  ---------
                                                         (IN MILLIONS)
REVENUES
Investment income (net of investment
  expenses of $31.8, $40.5, $96.1
  and $117.9) ............................   $  50.2  $  52.6  $  182.4  $  202.1
Investment (losses) gains, net ...........      (6.2)     6.6     (23.8)    (12.3)
Policy fees, premiums and other
  income, net ............................        .1       .1        .2        .6
                                            --------- -------- --------  --------
Total revenues ...........................      44.1     59.3     158.8     190.4
BENEFITS AND OTHER DEDUCTIONS ............      56.9     76.6     196.2     253.9
                                            --------- -------- --------  --------
Losses Charged to Allowance
  for Future Losses ......................   $ (12.8) $ (17.3) $  (37.4) $  (63.5)
                                             =======  =======  ========  ========

      Investment valuation allowances amounted to $19.9 million on mortgage loans and $16.3 million on equity real estate for an aggregate of $36.2 million at September 30, 1996. As of January 1, 1996, the adoption of SFAS No. 121 resulted in a release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held and used. At December 31, 1995, valuation allowances amounted to $19.2 million on mortgage loans and $77.9 million on equity real estate for an aggregate of $97.1 million.

      Benefits and other deductions included $23.3 million, $94.8 million, $38.7 million and $116.0 million of interest expense related to amounts borrowed from continuing operations for the three months and nine months ended September 30, 1996 and 1995, respectively.

      The allowance for future losses is based upon management's best judgment and there can be no assurance ultimate losses will not differ.

 8)   CLOSED BLOCK

      Summarized financial information of the Closed Block follows:

                                                                  SEPTEMBER 30,  DECEMBER 31,
                                                                       1996         1995
                                                                  -------------  ------------
                                                                        (IN MILLIONS)
       ASSETS
       Fixed maturities:
         Available for sale, at estimated fair value (amortized
           cost of $3,730.0 and $3,662.8) ......................   $  3,736.2    $  3,896.2
       Mortgage loans on real estate ...........................      1,422.2       1,368.8
       Policy loans ............................................      1,778.8       1,797.2
       Cash and other invested assets ..........................        321.8         440.9
       Deferred policy acquisition costs .......................        780.8         823.6
       Other assets ............................................        305.9         286.1
                                                                   ----------    ----------
       Total Assets ............................................   $  8,345.7    $  8,612.8
                                                                   ==========    ==========
       LIABILITIES
       Future policy benefits and other policyholders'
        account balances .......................................   $ 9,159.6      $  9,346.7
       Other liabilities .......................................        33.6           160.5
                                                                   ---------      ----------
       Total Liabilities .......................................   $ 9,193.2      $  9,507.2
                                                                   =========      ==========

                                            THREE MONTHS ENDED    NINE MONTHS ENDED
                                              SEPTEMBER 30,        SEPTEMBER 30,
                                            ------------------  --------------------
                                              1996     1995       1996       1995
                                            --------  --------  --------  ----------
                                                          (IN MILLIONS)
      REVENUES
      Premiums and other income .........   $  171.3  $  178.8  $  539.1  $  561.3
      Investment income (net of investment
        expenses of $6.9, $6.6, $21.0 and
        $20.3) ..........................      140.2     133.3     408.4     400.7
      Investment losses, net ............       (4.6)      (.6)    (13.2)     (7.5)
                                            --------  --------  --------  --------
      Total revenues ....................      306.9     311.5     934.3     954.5
                                            --------  --------  --------  --------

      BENEFITS AND OTHER DEDUCTIONS
      Policyholders' benefits and dividends    266.9     270.8     810.2     824.1
      Other operating costs and expenses .      16.3      12.5      50.3      45.0
                                            --------  --------  --------  --------
      Total benefits and other deductions      283.2     283.3     860.5     869.1
                                            --------  --------  --------  --------

      Contribution from the Closed Block    $   23.7  $   28.2  $   73.8  $   85.4
                                            ========  ========  ========  ========

      Investment valuation allowances amounted to $33.4 million and $18.4 million on mortgage loans and $2.5 million and $4.3 million on equity real estate for an aggregate of $35.9 million and $22.7 million at September 30, 1996 and December 31, 1995, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in the recognition of impairment losses of $5.6 million on real estate held and used.

 9)   RESTRUCTURE COSTS

      At September 30, 1996, liabilities associated with 1994 and 1995 cost reduction programs totaled $27.3 million. During the nine months ended September 30, 1996 and 1995, the Company restructured certain operations in connection with cost reduction programs and incurred costs of $2.6 million and $8.6 million, respectively, primarily associated with severance related benefits. Amounts paid during the nine months ended September 30, 1996 and charged against the liabilities for the 1994 and 1995 cost reduction programs totaled $13.1 million.

10)   LITIGATION

      There have been no new material legal proceedings and no material developments in matters which were previously reported in the Company's Notes to Consolidated Financial Statements for the year ended December 31, 1995, except as follows:

      On May 29, 1996, the New York County Supreme Court entered a judgment dismissing the complaint with prejudice in the previously reported action Golomb, et al. v. The Equitable Life Assurance Society of the United
      States. Plaintiffs have filed a notice of appeal of that judgment. On February 9, 1996, Equitable Life removed the Pennsylvania action, Malvin
      v. The Equitable Life Assurance Society of the United States, to the United States District Court for the Middle District of Pennsylvania. Following the decision granting Equitable Life's motion to dismiss the New York action (Golomb), on the consent of the parties, the District Court ordered an indefinite stay of all proceedings in the Pennsylvania action, pending either party's right to reinstate the proceeding, and ordered that for administrative purposes the case be deemed administratively closed. On February 2, 1996, Equitable Life removed the Texas action, Bowler, et al.
      v. The Equitable Life Assurance Society of the United States, to the United States District Court for the Northern District of Texas. On July 1, 1996, Equitable Life filed a motion for summary judgment dismissing the complaint in its entirety. The Company's management has been advised that plaintiffs plan to oppose the motion for summary judgment. In August, 1996, the court granted plaintiffs leave to file a supplemental complaint on behalf of a proposed class of Texas policyholders claiming unfair discrimination, breach of contract and other claims arising out of alleged differences between premiums charged to Texas policyholders and premiums charged to similarly situated policyholders in New York and certain other states. Plaintiffs seek refunds of alleged overcharges, exemplary or additional damages citing Texas statutory provisions which among other things, permit two times the amount of actual damage plus additional penalties if the acts complained of are found to be knowingly committed, and injunctive relief. Equitable Life has also filed a motion for summary judgment dismissing the supplemental complaint in its entirety. Equitable Life's management has been advised that plaintiffs plan to oppose that motion.

      On May 22, 1996, a separate action entitled Bachman v. The Equitable Life Assurance Society of the United States, was filed in Florida state court making claims similar to those in the previously reported Golomb action. The Florida action is asserted on behalf of a proposed class of Florida issued or renewed policyholders, insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life. The Florida action seeks compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future, based on various common law claims. On June 20, 1996, Equitable Life removed the Florida action to Federal court. Equitable Life has answered the complaint, denying the material allegations and asserting certain affirmative defenses. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, The Equitable's management believes that the ultimate resolution of this litigation should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

      On November 6, 1996, a proposed class action entitled Fletcher, et al. v. The Equitable Life Assurance Society of the United States, was filed in California Superior Court for Fresno County, making substantially the same allegations concerning premium rates and premium rate increases on guaranteed renewable policies made in the Bowler action. The complaint alleges, among other things, that differentials between rates charged California policyholders and policyholders in New York and certain other states, and the methods used by Equitable Life to calculate premium increases, breached the terms of its policies and that Equitable Life misrepresented and concealed the facts pertaining to such differentials and methods in violation of California law. Plaintiffs seek compensatory damages in an unspecified amount, rescission, injunctive relief and attorneys fees. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, Equitable Life's management believes that the ultimate resolution of this litigation should not have a material adverse effect on the financial position of Equitable Life. Due to the early stage of such litigation, Equitable Life's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on Equitable Life's results of operations in any particular period.

      In connection with the previously reported action entitled Sidney C. Cole et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc., on June 28, 1996, the court issued a decision and order dismissing with prejudice plaintiff's causes of action for fraud, constructive fraud, breach of fiduciary duty, negligence, and unjust enrichment, and dismissing without prejudice plaintiff's cause of action under the New York State consumer protection statute. The only remaining causes of action are for breach of contract and negligent misrepresentation. Plaintiffs have made a motion for reargument with respect to this order, which was submitted to the court in October 1996.

      On May 21, 1996, an action entitled Elton F. Duncan, III v. The Equitable Life Assurance Society of the United States, was commenced against Equitable Life in the Civil District Court for the Parish of Orleans, State of Louisiana. The action is brought by an individual who purchased a whole life policy. Plaintiff alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff purports to represent a class consisting of all persons who purchased whole life or universal life insurance policies from Equitable Life from January 1, 1982 to the present. Plaintiff seeks damages, including punitive damages, in an unspecified amount. On June 21, 1996, Equitable Life removed the action to the United States District Court for the Eastern District of Louisiana. Plaintiff has made a motion to remand to the Louisiana Civil District Court, and Equitable Life will oppose such motion.  On July 26, 1996, an action entitled  Michael Bradley
      v. Equitable Variable Life Insurance Company, was commenced in New York state court. The action is brought by the holder of a variable life insurance policy issued by EVLICO. The plaintiff purports to represent a class consisting of all persons or entities who purchased one or more life insurance policies issued by EVLICO from January 1, 1980. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff seeks damages, including punitive damages, in an unspecified amount and also seeks injunctive relief prohibiting EVLICO from canceling policies for failure to make premium payments beyond the alleged stated number of years that the annual premium would need to be paid. Equitable Life and EVLICO have made a motion to consolidate or jointly try this proceeding with the Cole action, which will not be heard until November 1996. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the litigations discussed in this paragraph should not have a material adverse effect on the financial position of the Company. Due to the early stages of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on the Company's results of operations in any particular period.

      Equitable Life recently received a subpoena from the U.S. Department of Labor ("DOL") requesting copies of any third-party appraisals in Equitable Life's possession relating to the ten largest properties (by value) in the Prime Property Fund ("PPF"). PPF is an open-end, commingled real estate separate account of Equitable Life's for pension clients. Equitable Life serves as investment manager in PPF and has retained Equitable Real Estate Investment Management, Inc. ("Equitable Real Estate") as adviser. In early 1995, the DOL commenced a national investigation of commingled real estate funds with pension investors, including PPF. The investigation now appears to be focused principally on appraisal and valuation procedures in respect of fund properties. The most recent request from the DOL seems to reflect, at least in part, an interest in the relationship between the valuations for those properties reflected in appraisals prepared for local property tax proceedings and the valuations used by PPF for other purposes. At no time has the DOL made any specific allegation that Equitable Life or Equitable Real Estate has acted improperly and Equitable Life and Equitable Real Estate believe that any such allegation would be without foundation. While the outcome of this investigation cannot be predicted with certainty, in the opinion of management, the ultimate resolution of this matter should not have a material adverse effect on the Company's consolidated financial position or results of operations.

      In connection with the previously reported arbitration involving Equitable Casualty Insurance Company ("Casualty"), the arbitration panel issued a final award in favor of Casualty and GEICO General Insurance Company ("GEICO General") on June 17, 1996. The result of the arbitration is expected to resolve in favor of Casualty and GEICO General two litigations that were commenced by Houston General Insurance Company ("Houston General") and that have been stayed by the presiding courts pending the completion of the arbitration. Houston General has informed Casualty, through counsel, that it is considering whether to consent to entry of a judgment enforcing the arbitration award or whether to contest the award. The Company's management believes that Houston General has no valid basis for contesting the arbitration award and therefore the ultimate resolution of this matter should not have a material adverse effect on the Company's financial position or results of operations.

      With respect to the previously reported National Gypsum litigation, the Bankruptcy Court has remanded the Texas state court action to state court.

      With  respect  to  the  previously  reported   Spectravision   litigation,
      plaintiffs have filed an amended complaint in which DLJSC is no longer named as a defendant.

      On September 26, 1996, the United States District Court for the Southern District of New York granted the defendants' motion to dismiss all counts of the complaint in the previously reported litigation involving Alliance and the Alliance North American Government Income Fund, Inc. The plaintiffs have filed motions requesting that the court reconsider its decision and for permission to file an amended complaint. While the ultimate outcome cannot be determined at this time, Alliance's management does not expect that it will have a material adverse effect on Alliance's consolidated financial position or results of operations.

      In addition to the matters previously reported and the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

                                                                      APPENDIX A

MANAGEMENT

Here is a list of our directors and, to the extent they are responsible for variable life insurance operations, our principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, their address is 1290 Avenue of the Americas, New York, New York 10104.


NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

DIRECTORS

Claude Bebear                          Director of Equitable since July 1991. Chairman of the Board of the Holding Company (February
AXA S.A.                               1996-present)  and a Director of other affiliates of Equitable.  Chairman and Chief Executive
23,  Avenue  Matignon                  Officer of AXA since February 1989.  Chief Executive  Officer of the AXA Group since 1974 and
75008 Paris, France                    Chairman or Director of numerous subsidiaries and affiliated companies of the AXA Group.

Christopher J. Brocksom                Director  of  Equitable  since  July 1992.  Chief  Executive  Officer,  AXA Equity & Law Life
AXA Equity & Law                       Assurance  Society ("AXA Equity & Law") and various  directorships  and officerships with AXA
Amersham Road                          Equity & Law affiliated companies.
High Wycombe
Bucks HP 13 5 AL, England

Francoise Colloc'h                     Director of  Equitable  since July 1992.  Executive  Vice President, Culture -- Management --
AXA S.A.                               Communications, AXA, and various positions with AXA affiliated companies.
23, Avenue Matignon
75008 Paris, France

Henri de Castries                      Director  of  Equitable  since  September  1993.  Vice  Chairman  of the Board of the Holding
AXA S.A.                               Company since February 1996.  Executive Vice President  Financial Services and Life Insurance
23, Avenue Matignon                    Activities  of AXA  since  1993.  Prior  thereto,  General  Secretary  from  1991 to 1993 and
75008 Paris, France                    Central  Director  of  Finances  from 1989 to 1991.  Also  Director  or  Officer  of  various subsidiaries  and affiliates of the AXA Group.  Director of the Holding  Company and of other
                                       Equitable affiliates.

Joseph L. Dionne                       Director  of  Equitable  since May 1982.  Chairman  (since  April  1988) and Chief  Executive
The McGraw-Hill Companies              Officer (Since April 1983) of The McGraw-Hill Companies.  Director of the Holding Company.
1221 Avenue of the Americas
New York, NY  10020

William T. Esrey                       Director of  Equitable  since July 1986.  Chairman  (since  April  1990) and Chief  Executive
Sprint Corporation                     Officer (since 1985) and President  (1985 to February 1996) of Sprint  Corporation.  Director
P.O. Box 11315                         of the Holding Company.
Kansas City, MO  64112

Jean-Rene Fourtou                      Director of Equitable since July 1992.  Chairman and Chief Executive Officer,  Rhone-Poulenc,
Rhone-Poulenc S.A.                     S.A. since 1986.  Director of the Holding Company and AXA.
25 Quai Paul Doumer
92408 Courbevoie Cedex,
France

Norman C. Francis                      Director of Equitable since March 1989.  President, Xavier University of Louisiana.
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA  70125

Donald J. Greene                       Director of Equitable since July 1991.  Partner,  LeBoeuf,  Lamb, Greene & MacRae since 1965.
LeBouef, Lamb, Greene & MacRae         Director of the Holding Company.
125 West 55th Street
New York, NY  10019-4513

John T. Hartley                        Director of Equitable  since August 1987.  Retired  Chairman and Chief  Executive  Officer of
Harris  Corporation                    Harris  Corporation  (until July 1995);  prior thereto,  he held the positions of Chairman of
1025 NASA Boulevard                    Harris  Corporation from 1987,  Chief Executive  Officer from 1986 and President from October
Melbourne, FL 32919                    1987 to April 1993.


John H.F. Haskell, Jr.                 Director of Equitable since July 1992.  Managing  Director of Dillon,  Read & Co., Inc. since
Dillon, Read & Co., Inc.               1975 and member of its Board of Directors.
535 Madison Avenue
New York, NY  10022



NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

DIRECTORS  (continued)

W. Edwin Jarmain                       Director of Equitable  since July 1992.  President of Jarmain Group Inc. since 1979;  also an
Jarmain Group Inc.                     Officer  or  Director  of  several  affiliated   companies.  Chairman  and  Director  of  FCA
121 King Street West                   International Ltd.; served as President, CEO and Director from 1992 through 1993. Director of
Suite 2525, Box 36                     various AXA affiliated companies. Director of the Holding Company since July 1992.
Toronto, Ontario M5H 3T9,
Canada

G. Donald Johnston, Jr.                Director of Equitable since January 1986.  Retired Chairman and Chief Executive  Officer, JWT
184-400 Ocean Road                     Group, Inc. and J. Walter Thompson Company.
John's Island
Vero Beach, FL  32963

Winthrop Knowlton                      Director of Equitable since October 1973.  Chairman of the Board of Knowlton  Brothers,  Inc.
Knowlton Brothers, Inc.                since May 1989; also President of Knowlton  Associates,  Inc. since September 1987;  Director
530 Fifth Avenue                       of the Holding Company.
New York, NY  10036

Arthur L. Liman                        Director of Equitable since March 1984.  Partner,  Paul, Weiss,  Rifkind,  Wharton & Garrison
Paul, Weiss, Rifkind, Wharton          since 1966.
  and Garrison
1285 Avenue of the Americas
New York, NY  10019

George T. Lowy                         Director of Equitable since July 1992.  Partner, Cravath, Swaine & Moore.
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY  10019

Didier Pineau-Valencienne              Director  of  Equitable  since  February  1996.  Chairman  and  Chief  Executive  Officer  of
Schneider S.A.                         Schneider  S.A. since 1981 and Chairman or Director of numerous  subsidiaries  and affiliated
64-70 Avenue Jean-Baptiste             companies of Schneider.  Director of AXA and the Holding Company.
Clament
96646 Boulogne-Billancourt
Cedex
France

George J. Sella, Jr.                   Director  of  Equitable  since May 1987.  Retired  Chairman  and Chief  Executive  Officer of
P.O. Box 397                           American  Cyanamid  Company  (until April 1993);  prior  thereto,  Chairman from 1984,  Chief
Newton, NJ  07860                      Executive Officer from 1983 and President from 1979 to 1991.

Dave H. Williams                       Director of  Equitable  since March 1991.  Chairman and Chief  Executive  Officer of Alliance
Alliance Capital Management            since 1977 and  Chairman or Director of numerous  subsidiaries  and  affiliated  companies of
Corporation                            Alliance.  Director of the Holding Company.
1345 Avenue of the Americas
New York, NY  10105

OFFICERS -- DIRECTORS

James M. Benson                        Director of Equitable  since February 1994.  Chief  Executive  Officer (since  February 1996)
                                       and President of Equitable  (since February  1994);  prior thereto,  Chief Operating  Officer
                                       (February 1994 to February 1996) and Senior Executive Vice President of Equitable (April 1993
                                       to February 1994). Prior thereto, President,  Management Compensation Group (1983 to February
                                       1993).  Previously,  President,  Chief Executive Officer and a Director of Equitable Variable
                                       Life Insurance  Company  ("EVLICO").  Senior  Executive Vice President of the Holding Company
                                       since February 1994 and Chief  Operating  Officer since  February  1996;  Director of various
                                       Equitable affiliated companies; Director of the Holding Company since February 1994.

William T. McCaffrey                   Director of  Equitable  since  February  1996.  Senior  Executive  Vice  President  and Chief
                                       Operating  Officer of Equitable (all since  February  1996).  Prior  thereto,  Executive Vice
                                       President  (from  February  1986 to February  1996) and Chief  Administrative  Officer  (from
                                       February 1988 to February 1996).  Executive Vice President and Chief  Administrative  Officer
                                       (since  February  1994) of the  Holding  Company.  Director of various  Equitable  affiliated companies, including EVLICO.



NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

OFFICERS -- DIRECTORS (continued)

Joseph J. Melone                       Chairman of Equitable  since  February 1994 and a Director of Equitable  since November 1990.
                                       Chief  Executive  Officer of the Holding  Company  since  February  1996 and President of the
                                       Holding  Company  since May 1992.  Previously,  Chief  Executive  Officer of  Equitable  from
                                       February 1994, to February 1996; prior to February 1994,  President,  Chief Executive Officer and  Director  of  Equitable  from  September  1992 to  February  1994 and  President,  Chief
                                       Operating  Officer and a Director since  November  1990.  Former  Chairman,  Chief  Executive
                                       Officer and Director of EVLICO.  Director of various Equitable and AXA affiliated companies.

OTHER OFFICERS

A. Frank Beaz                          Senior Vice  President,  Equitable;  prior thereto,  Vice President,  Equitable  (until March
                                       1995).  Executive Vice President, EQ Financial Consultants, Inc.  ("EQF") (May 1995-present).

Leon B. Billis                         Senior Vice President,  Equitable;  prior thereto, Vice President,  Equitable (until November
                                       1994); Vice President, EVLICO (July 1996 to December 1996).

Harvey Blitz                           Senior Vice President and Deputy Chief Financial Officer,  Equitable.  Senior Vice President,
                                       Holding Company;  Director or Chairman of various Equitable  affiliated  companies;  Director
                                       (October 1992 to December 1996) and Vice President, EVLICO (April 1995 to December 1996).

Kevin R. Byrne                         Vice President and Treasurer,  Equitable;  Vice  President and  Treasurer,  Holding  Company;
                                       Treasurer,  EVLICO (until  December 1996) and Frontier Trust Company;  Director or Officer of
                                       other Equitable affiliated companies.

Jerry M. de St. Paer                   Executive Vice President,  Equitable.  Senior  Executive Vice President  (since May 1996) and
                                       Chief  Financial  Officer (since May 1992) of the Holding  Company.  Executive Vice President
                                       and Chief  Operating  Officer (since  September  1994) of Equitable  Investment  Corporation.
                                       Previously held various  officerships with Equitable and its affiliates.  Director and Senior
                                       Investment Officer,  EVLICO (until December 1996).  Director of various Equitable  affiliated companies.

Gordon G. Dinsmore                     Senior Vice President and Corporate  Actuary,  Equitable.  Executive Vice President,  Equico.
                                       Director  and  Senior  Vice  President,  EVLICO  (until  December  1996);  Director  of other
                                       Equitable affiliated companies.

Alvin H. Fenichel                      Senior Vice  President and  Controller,  Equitable.  Senior Vice  President  and  Controller,
                                       Holding  Company.   Vice  President  and  Controller  (until  December  1996),  EVLICO;  Vice
                                       President, The Equitable of Colorado, Inc. ("Colorado").

Paul J. Flora                          Senior Vice  President and Auditor,  Equitable.  Prior  thereto,  Vice  President and Auditor
                                       (February 1994 to March 1996).  Vice President and Auditor,  Holding Company  (September 1994
                                       to present). Vice President/Auditor, National Westminster Bank (November 1984 to June 1994).

Robert E. Garber                       Executive Vice President and General Counsel, Equitable; Executive Vice President and General
                                       Counsel,  Holding  Company.  Prior  thereto,  Senior Vice  President  and General  Counsel of
                                       Equitable  and the  Holding  Company  (September  1993 to  September  1994) and  Senior  Vice
                                       President and Deputy General Counsel of Equitable (September 1989 to September 1993).

Donald R. Kaplan                       Vice President and Acting Chief Compliance Officer,  Equitable. Prior thereto, Vice President and Counsel (until June 1996).

Michael S. Martin                      Senior Vice  President,  Equitable.  Chairman,  EQF;  Chairman and Chief  Executive  Officer,
                                       EquiSource of New York  (January  1992 to October  1994) and Frontier  (April 1992 to October
                                       1994);  Vice  President,  Hudson  River  Trust  ("HRT")  (February  1993 to  February  1995);
                                       Director,  Vice  President  and  Treasurer,  Equitable  Distributors,  Inc.  (August  1993 to
                                       February  1995),  also Chairman,  President,  and Chief Executive  Officer  (December 1993 to
                                       February 1995); Director,  Equitable Underwriting and Sales Agency (Bahamas),  Ltd. (May 1996
                                       to present) and Colorado (January 1995 to present).



NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-------------------                    ------------------------

OTHER OFFICERS  (continued)

Peter D. Noris                         Executive Vice President and Chief Investment  Officer,  Equitable.  Executive Vice President
                                       (since May 1995) and Chief  Investment  Officer  (since July 1995),  Holding  Company.  Prior thereto,  Vice  President/Manager,  Insurance Companies Investment  Strategies Group, Solomon
                                       Brothers,  Inc. (November 1992 to May 1995). Prior thereto,  with Morgan Stanley & Co., Inc., from  October  1984 to November  1992 as  Principal,  Fixed Income  Insurance  Group.  Former
                                       Director and Senior Vice President of EVLICO. Director of other Equitable affiliates.

Anthony C. Pasquale                    Senior  Vice  President,   Equitable.   Chairman  and  President,   Equitable  Realty  Assets
                                       Corporation (July 1995 to present). Director of other Equitable affiliates.

Michael J. Rich                        Senior Vice  President,  Equitable,  since October 1994;  prior  thereto,  Vice  President of
                                       Underwriting,  John Hancock  Mutual Life  Insurance  Co. since 1988.  Director of EVLICO (May
                                       1995 to December 1996).

Pauline Sherman                        Vice President,  Secretary and Associate  General  Counsel,  Equitable;  prior thereto,  Vice
                                       President and Associate General Counsel (until September 1995). Vice President, Secretary and
                                       Associate General Counsel, Holding Company (September 1995 to present).

Samuel Shlesinger                      Senior Vice  President and Actuary,  Equitable;  prior  thereto,  Vice President and Actuary.
                                       Previously,  Director and Senior Vice  President,  EVLICO  (February 1988 to December  1996).
                                       Director, Chairman and Chief Executive Officer, Equitable of Colorado. Vice President, HRT.

Jose S. Suquet                         Executive  Vice  President  and Chief Agency  Officer,  Equitable,  since August 1994;  prior thereto, Agency Manager, Equitable (February 1985 to August 1994).

Stanley B. Tulin                       Senior  Executive  Vice  President and Chief  Financial  Officer,  Equitable;  prior thereto,
                                       Chairman,  Insurance Consulting and Actuarial Practice, Coopers & Lybrand (until April 1996);
                                       Executive Vice President, Holding Company.


                        VARIABLE LIFE INSURANCE POLICIES
                        FUNDED THROUGH SEPARATE ACCOUNT I
                     PROSPECTUS SUPPLEMENT DATED MAY 1, 1996


                 The Champion(TM)                    Basic Policy
                     SP-1(TM)                       Expanded Policy

                                    Issued By

                               EQUITABLE VARIABLE
                             LIFE INSURANCE COMPANY



                          Principal Office Located at:
                               787 Seventh Avenue
                               New York, NY 10019
      VM 520
-------------------------------------------------------------------------------
                             THE HUDSON RIVER TRUST
                          PROSPECTUS DATED MAY 1, 1996






      HRT 596
-------------------------------------------------------------------------------

                        VARIABLE LIFE INSURANCE POLICIES
                        FUNDED THROUGH SEPARATE ACCOUNT I

THE CHAMPION(TM) (85-11)
SP-1(TM) (85-09)                                        ISSUED BY
BASIC POLICY (85-01)                                    EQUITABLE VARIABLE
EXPANDED POLICY (85-02)                                 LIFE INSURANCE COMPANY


                     PROSPECTUS SUPPLEMENT DATED MAY 1, 1996

INTRODUCTION. This Supplement updates certain information contained in the prospectuses for:

      o THE CHAMPION dated September 30, 1987 and December 18, 1986;

      o SP-1 dated September 30, 1987, April 30, 1986 and January 1, 1984; and

      o BASIC AND EXPANDED dated April 30, 1986 and March 26, 1985.

For your convenience, we have consolidated the prior updating supplements that have been previously distributed. For this reason, you may already be familiar with some of the information in this prospectus supplement, but we encourage you to read it carefully anyway. You should attach this supplement to your prospectus and retain it for future reference. Equitable Variable Life Insurance Company (Equitable Variable) will send you an additional copy of any prospectus without charge, on written request.

These Policies are no longer offered for sale.

EQUITABLE VARIABLE. The information under the heading EQUITABLE VARIABLE is updated as follows: Equitable Variable was organized in 1972 in New York State as a stock life insurance company. We are licensed to do business in all 50 states, Puerto Rico, the Virgin Islands and the District of Columbia. At December 31, 1995, we had approximately $132.8 billion face amount of variable life insurance in force.

EQUITABLE. The information under the heading OUR PARENT, EQUITABLE is updated as follows: Equitable is a wholly-owned subsidiary of The Equitable Companies Incorporated (the Holding Company). The largest stockholder of the Holding Company is AXA S.A. (AXA), a French insurance holding company. AXA beneficially owns 60.6% of the outstanding shares of common stock of the Holding Company plus convertible preferred stock. Under its investment arrangements with Equitable and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable and Equitable Variable. AXA is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA's stock is controlled by a group of five French mutual insurance companies. Equitable, the Holding Company and their subsidiaries managed approximately $195.3 billion in assets as of December 31, 1995.

HUDSON RIVER TRUST INVESTMENT POLICIES. Net premiums under your policy can be allocated to the investment funds of our Separate Account I ("Funds"). The funds of Separate Account I in turn invest those net premiums in corresponding portfolios of The Hudson River Trust, a mutual fund. Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. There is no guarantee that these objectives will be achieved. The policies and objectives of the Trust's portfolios are as follows:


-------------------------------------------------------------------------------------------------------------------------------
 PORTFOLIO                       INVESTMENT POLICY                                      OBJECTIVE
 ---------                       -----------------                                      ---------

 MONEY MARKET .............      Primarily high quality  short-term  money market       High level of current  income  while
                                 instruments.                                           preserving  assets  and  maintaining
                                                                                        liquidity.

 INTERMEDIATE .............      Primarily debt  securities  issued or guaranteed       High current income  consistent with
 GOVERNMENT                      by  the  U.S.   Government,   its  agencies  and       relative stability of principal.
 SECURITIES                      instrumentalities.  Each  investment will have a
                                 final  maturity  of not more than 10 years or a
                                 duration  not  exceeding   that  of  a  10-year
                                 Treasury note.

 HIGH YIELD ...............      Primarily  a  diversified  mix  of  high  yield,       High  return by  maximizing  current
                                 fixed-income    securities   involving   greater       income    and,    to   the    extent
                                 volatility  of price and risk of  principal  and       consistent   with  that   objective,
                                 income    than   high    quality    fixed-income       capital appreciation.
                                 securities.  The medium and lower  quality  debt
                                 securities  in which the  Portfolio  may  invest
                                 are known as "junk bonds."
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THIS SUPPLEMENT SHOULD BE RETAINED FOR FUTURE REFERENCES.

VM520               Copyright 1996 Equitable  Variable Life  Insurance  Company.
                                                            All rights reserved.

-------------------------------------------------------------------------------------------------------------------------------
 PORTFOLIO                       INVESTMENT POLICY                                      OBJECTIVE
 ---------                       -----------------                                      ---------

 BALANCED .................      Primarily  common stocks,  publicly-traded  debt       High  return  through a  combination
                                 securities   and  high   quality   money  market       of  current   income   and   capital
                                 instruments.    The   portfolio   is   generally       appreciation.
                                 expected  to hold 50% of its  assets  in equity
                                 securities and 50% in fixed income securities.

 COMMON STOCK .............      Primarily  common  stock and  other  equity-type       Long-term   growth  of  capital  and
                                 instruments.                                           increasing income.

 AGGRESSIVE STOCK .........      Primarily  common  stock and  other  equity-type       Long-term growth of capital.
                                 securities  issued by medium  and other  smaller
                                 sized companies with strong growth potential.

-------------------------------------------------------------------------------------------------------------------------------



INVESTMENT PERFORMANCE. Footnote 7 to the Separate Account I financial statements included herein contains information about the net return for each Fund. The attached prospectus supplement for The Hudson River Trust contains rates of return and other portfolio performance information of the Trust for various periods ended December 31, 1995. Remember, the changes in the Account/Cash Value of your policy depend not only on the performance of the Trust portfolios, but also on the deductions and charges under your policy. To obtain the current index values of the Separate Account Funds for Champion policies, call (212)714-5015. The index values and the information contained in Footnote 7 are computed using the gross rates of return for the corresponding portfolios of the Trust, reduced by a daily asset charge for investment advisory services of 0.25% and by the mortality and expense risk charge.

THE TRUST'S INVESTMENT ADVISER. The information about Alliance Capital Management L.P. (Alliance), the Trust's investment adviser, is updated as follows: As of December 31, 1995, Alliance was managing approximately $146.5 billion in assets. Alliance, a publicly traded limited partnership, is indirectly majority-owned by Equitable.

For your convenience, we are restating the advisory fees payable by the Trust to Alliance, which is based on the following annual percentages of the value of each portfolio's daily average net assets, are as follows:


------------------------------------------------------------------------------------------------------------
                                                                           DAILY AVERAGE NET ASSETS
                                                                --------------------------------------------
                                                                   FIRST            NEXT            OVER
 PORTFOLIO                                                      $350 MILLION    $400 MILLION    $750 MILLION
 ---------                                                      ------------    ------------    ------------

 Common Stock, Money Market and Balanced.....................      .400%           .375%           .350%

 Aggressive Stock and Intermediate Government Securities.....      .500%           .475%           .450%

 High Yield..................................................      .550%           .525%           .500%
------------------------------------------------------------------------------------------------------------

Equitable Variable credits the Separate Account Funds daily to offset investment advisory fees of the Trust which exceed a 0.25% effective annual rate.

LIVING BENEFIT OPTION AVAILABLE. Subject to regulatory approval in your state and our underwriting guidelines, you may now be eligible for a Living Benefit payment under your policy. The Living Benefit enables the policyowner to receive a portion of the policy's death benefit (excluding death benefits payable under certain riders) if the insured has a terminal illness. Certain eligibility requirements apply when you submit a Living Benefit claim (for example, satisfactory evidence of less than six month life expectancy). We will deduct an administrative charge of up to $250 from the proceeds of the Living Benefit payment. This charge may be less in some states.

When a Living Benefit claim is paid, Equitable Variable establishes a lien against the policy. The amount of the lien is the sum of the Living Benefit payment, any accrued interest on that payment and any unpaid scheduled premium. Interest will be charged at a rate equal to the greater of: (i) the yield on a 90-day Treasury bill and (ii) the maximum adjustable policy loan interest rate permitted in the state in which your policy was delivered.

Until a death benefit is paid, or the policy is surrendered, a portion of the lien is allocated to the policy's net cash surrender value. This portion of the liened amount will be transferred to the Money Market Fund. This portion of the liened amount will not be available for loans. Any death benefit or Cash Surrender Value payable upon policy surrender will be reduced by the amount of the lien.

Unlike a death benefit received by a beneficiary after the death of an insured, receipt of a Living Benefit payment may be taxable as a distribution under the policy. See THE IMPACT OF TAXES or TAX EFFECTS in your prospectus and TAX EFFECTS in this supplement for a discussion of the tax treatment of distributions under the policy. Consult your tax adviser. Receipt of a Living Benefit payment may also affect a policyowner's eligibility for certain government benefits or entitlements. For additional information about this benefit, please contact your Equitable agent.

CASH/ACCOUNT VALUE TRANSFERS. You may transfer all or part of your Cash/Account Value among the Funds of the Separate Account up to four times in a policy year. A transfer will go into effect on the day we receive your signed request at our Administrative Office. Your request should show the policy number and amount (either in dollars or as a percentage) you want to transfer. We reallocate loans if you transfer Cash/Account Value.

TELEPHONE TRANSFERS. In order to make a transfer by telephone, each policyowner must first complete and return an authorization form. Authorization forms can be obtained from your Equitable agent or our Administrative Office. The completed form MUST be returned to our Administrative Office before requesting a telephone transfer.

Telephone transfers may be requested on each day we are open to transact business. You will receive the Fund's index value as of the close of business on the day you call. We do not accept telephone transfer requests after 4:00 p.m. Eastern Time. Only one telephone transfer request is permitted per day and it may not be revoked at any time. Telephone transfer requests are automatically recorded and are invalid if incomplete information is given, portions of the request are inaudible, no authorization form is on file, or the request does not comply with the transfer limitations described in your policy.

We have established reasonable procedures designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation of instructions communicated by telephone. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any losses arising out of any act or any failure to act resulting from our own negligence, lack of good faith, or willful misconduct. In light of the procedures established, we will not be liable for following telephone instructions that we reasonably believe to be genuine.

During times of extreme market activity it may be impossible to contact us to make a telephone transfer. If this occurs, you should submit a written transfer request to our Administrative Office. Our rules on telephone transfers are subject to change and we reserve the right to discontinue telephone transfers in the future.

TAX EFFECTS. The discussion of the tax effects on policy proceeds contained in your prospectus and this supplement is based on our interpretation of Federal income tax laws as of the date of such prospectus or supplement, as applied to Policies owned by U.S. resident individuals. The tax effects on corporate taxpayers, subject to the Federal alternative minimum tax, other non-natural owners such as trusts, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature and should not be considered tax advice, for which you should consult your legal or tax adviser.

SPECIAL TAX RULES MAY APPLY IF YOU TRANSFER YOUR OWNERSHIP OF THE POLICY. CONSULT YOUR TAX ADVISER BEFORE ANY TRANSFER OF YOUR POLICY.

POLICY PROCEEDS. A policy will be treated as "life insurance" for Federal income tax purposes if it meets the definitional requirement of the Internal Revenue Code (Code) and for as long as the portfolios of the Trust satisfy the diversification requirements under the Code. We believe that the Policies will meet these requirements, and that under Federal income tax law:

  o the death benefit received by the beneficiary under your policy will not be subject to Federal income tax; and

  o as long as your policy remains in force, increases in the value of your policy as a result of investment experience will not be subject to Federal income tax unless and until there is a distribution from your policy.

The Federal income tax consequences of a distribution from your policy will depend on whether your policy is determined to be a "modified endowment." Except for SP-1 policies entered into after June 20, 1988, the Policies will generally not be considered modified endowments. Also, SP-1 policies acquired after June 20, 1988 as a result of an exchange from a policy that is not a modified endowment, will generally not be considered a modified endowment as long as no additional premiums are paid and the death benefit of the new policy is not reduced below that of the old policy. Although Champion policies should generally not be considered modified endowments, a Champion policy entered into after June 20, 1988 could become a modified endowment if it were issued in exchange for a modified endowment or if the policy is allowed to lapse.

IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT, as long as it remains in force, a loan under your policy will be treated as indebtedness and no part of the loan will be subject to Federal income tax. Interest on loans is not deductible. If your policy lapses, matures or is surrendered, the excess, if any, of your Cash Surrender Value (which includes the amount of any unpaid policy loan and loan interest) over your Basis will be subject to Federal income tax. Your Basis in your policy generally will equal the premiums you have paid. Also, if your policy provides for a policy split, a split of your policy into two policies followed by a return of one for cash may result in taxable income to you.

IF YOUR POLICY IS A MODIFIED ENDOWMENT, any loan from your policy will be taxed in a manner comparable to distributions from annuities (e.g., on an "income-first" basis). A loan for this purpose includes any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan. A loan will be considered taxable income to you to the extent your Account Value exceeds your Basis in the policy at the time you make the loan. For modified endowments, your Basis would be increased by the amount of any prior loan under your policy that was considered taxable income to you.

A 10% penalty tax will also apply to the taxable portion of a loan under a modified endowment. The penalty tax will not, however, apply to loans (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary. In addition, if your policy lapses, matures or is surrendered, the excess, if any, of your Cash Surrender Value over your Basis will be subject to Federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

If a policy is a modified endowment, a policy distribution will be taxed as described in the two preceding paragraphs. "Distributions" include loans, and payments made upon surrender, maturity, lapse, or upon surrender of one of the policies resulting from a policy split. In addition, a distribution from a policy within two years before it becomes a modified endowment will be subject to tax in this manner. The Secretary of the Treasury has been authorized to prescribe rules which would treat similarly other loans made in anticipation of a policy becoming a modified endowment.

For the purpose of determining the taxable income to you resulting from a distribution under your policy, all modified endowments issued to you by the same insurer or an affiliate during any calendar year will be aggregated and treated as one policy. This provision applies to policies entered into after June 20, 1988, but does not affect contracts purchased by certain qualified plans. Under prior law, a "twelve-month period" rather than a calendar year standard was used.

The paragraphs above described how certain 1988 Federal tax legislation changed the tax consequences of distributions for "modified endowments", a newly described category of life insurance policies.

DIVERSIFICATION. Under Section 817(h) of the Code, the Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable life insurance policies. The Treasury Department has issued regulations regarding the diversification requirements. Failure by us to meet these requirements would disqualify your policy as a life insurance policy under
Section 7702 of the Code. If this were to occur, you would be subject to Federal income tax on the income under the policy. Equitable Variable Separate Account I, through the Trust, intends to comply with these requirements.

In connection with the issuance of the temporary diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which the ability of a policyowner to direct his investment to particular funds of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income for Federal income tax purposes.

TAX CHANGES. The United States Congress may in the future enact legislation that could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have a retroactive effect regardless of the date of enactment. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you, the insured person or your beneficiary. These laws may change from time to time without notice.

DISTRIBUTION. Equico Securities Inc. ("Equico"), a wholly-owned subsidiary of Equitable, is the principal underwriter of the Trust under a Distribution
Agreement. Equico is also the distributor of our variable life insurance policies and Equitable's variable annuity contracts under a Distribution and Servicing Agreement. Equico is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Equico's principal business address is 1755
Broadway, New York, NY 10019. Equico is paid a fee for its services as distributor of our policies. In 1994 and 1995, Equitable and Equitable Variable paid Equico fees of $216,920 and $325,380, respectively, for its services under the Distribution and Servicing Agreement. On or about May 1, 1996, Equico will change its name to EQ Financial Consultants, Inc.

The amounts paid and accrued to Equitable by us under our sales and services agreements with Equitable totaled approximately $377.2 million in 1995, $380.5 million in 1994 and $355.7 million in 1993.

MANAGEMENT. A list of our directors and principal officers and a brief statement of their business experience for the past five years is contained in Appendix A to this supplement.

LONG-TERM MARKET TRENDS. Appendix B to this supplement presents historical return trends for various types of securities which may be useful for understanding how different investment strategies may affect long term results.

FINANCIAL STATEMENTS. The financial statements of Separate Account FP and Equitable Variable included in this prospectus supplement have been audited for the years ended December 31, 1995, 1994 and 1993 by the accounting firm of Price Waterhouse LLP, independent accountants, to the extent stated in their reports. The financial statements of Separate Account FP and Equitable Variable for the years ended December 31, 1995, 1994 and 1993 included in this prospectus supplement have been so included in reliance on the reports of Price Waterhouse LLP, given on the authority of such firm as experts in accounting and auditing.

The financial statements of Equitable Variable contained in this prospectus supplement should be considered only as bearing upon the ability of Equitable Variable to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the Funds of the Separate Account.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Equitable Variable Life Insurance Company and Policyowners of Separate Account I of Equitable Variable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Money Market Division, Intermediate Government Securities Division, High Yield Division, Balanced Division, Common Stock Division and Aggressive Stock Division, separate investment divisions of Equitable Variable Life Insurance Company ("Equitable Variable Life") Separate Account I at December 31, 1995 and the results of each of their operations and changes in each of their net assets for the years indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Variable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares in The Hudson River Trust at December 31, 1995 with the transfer agent, provide a reasonable basis for the opinion expressed above.






PRICE WATERHOUSE LLP
New York, NY
February 7, 1996

                                     FSA-1

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1995


                                                                                                       INTERMEDIATE
                                                                                           MONEY        GOVERNMENT      HIGH
                                                                                           MARKET       SECURITIES      YIELD
                                                                                          DIVISION       DIVISION     DIVISION
                                                                                       -------------  ------------- ------------

ASSETS
Investments in shares of The Hudson River Trust --
  at market value (Notes 2 and 7)
Cost: $  68,810,062........................................................            $69,878,080
          2,278,572........................................................                           $2,270,685
          8,122,292........................................................                                         $8,889,685
         30,772,800........................................................
        288,549,569........................................................
         15,051,041........................................................
Receivable for sales of shares of The Hudson River Trust...................                     --            --         4,028
Receivable for policy-related transactions.................................                     --           122            --
                                                                                       -----------    ----------    ----------
Total Assets...............................................................             69,878,080     2,270,807     8,893,713
                                                                                       -----------    ----------    ----------

LIABILITIES
Payable for purchases of shares of The Hudson River Trust..................                 42,175           146            --
Payable for policy-related transactions....................................                374,717            --        75,483
Amount retained by Equitable Variable Life in Separate Account I (Note 4)..                556,502       108,596       584,394
                                                                                       -----------    ----------    ----------
Total Liabilities..........................................................                973,394       108,742       659,877
                                                                                       -----------    ----------    ----------
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS....................................            $68,904,686    $2,162,065    $8,233,835
                                                                                       ===========    ==========    ==========


                                                                                                        COMMON         AGGRESSIVE
                                                                                         BALANCED       STOCK            STOCK
                                                                                         DIVISION      DIVISION         DIVISION
                                                                                       ------------   ------------    -----------

ASSETS
Investments in shares of The Hudson River Trust --
  at market value (Notes 2 and 7)
Cost: $  68,810,062........................................................
          2,278,572........................................................
          8,122,292........................................................
         30,772,800........................................................            $36,956,684
        288,549,569........................................................                           $466,189,272
         15,051,041........................................................                                           $24,149,766
Receivable for sales of shares of The Hudson River Trust...................                     --              --             --
Receivable for policy-related transactions.................................                     --              --             --
                                                                                       -----------    ------------    -----------
Total Assets...............................................................             36,956,684     466,189,272     24,149,766
                                                                                       -----------    ------------    -----------

LIABILITIES
Payable for purchases of shares of The Hudson River Trust..................                 13,111         171,915         25,293
Payable for policy-related transactions....................................                548,410       4,222,963        373,127
Amount retained by Equitable Variable Life in Separate Account I (Note 4)..                552,645       5,700,933        532,544
                                                                                       -----------    ------------    -----------
Total Liabilities..........................................................              1,114,166      10,095,811        930,964
                                                                                       -----------    ------------    -----------
NET ASSETS ATTRIBUTABLE TO POLICYOWNERS....................................            $35,842,518    $456,093,461    $23,218,802
                                                                                       ===========    ============    ===========


See Notes to Financial Statements.


                                      FSA-2

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,

                                                                                                 MONEY MARKET DIVISION
                                                                                      --------------------------------------
                                                                                          1995          1994         1993
                                                                                      -----------   -----------   ----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust................................            $3,738,980    $2,684,291    $2,083,651

   Expenses (Note 3):
     Mortality and expense risk charges...................................               347,935       355,911       373,075
                                                                                      ----------    ----------    ----------
NET INVESTMENT INCOME.....................................................             3,391,045     2,328,380     1,710,576
                                                                                      ----------    ----------    ----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments..................................                31,732        52,117        65,261
     Realized gain distribution from The Hudson River Trust...............                    --            --            --
                                                                                      ----------    ----------    ----------
NET REALIZED GAIN (LOSS)..................................................                31,732        52,117        65,261

   Unrealized appreciation/depreciation on investments:
     Beginning of period..................................................               920,431       844,597       812,147
     End of period........................................................             1,068,018       920,431       844,597
                                                                                      ----------    ----------    ----------
   Change in unrealized appreciation/depreciation during the period.......               147,587        75,834        32,450
                                                                                      ----------    ----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....................               179,319       127,951        97,711
                                                                                      ----------    ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS...........            $3,570,364    $2,456,331    $1,808,287
                                                                                      ==========    ==========    ==========

                                                                                              INTERMEDIATE GOVERNMENT
                                                                                                SECURITIES DIVISION
                                                                                      ------------------------------------
                                                                                         1995          1994         1993
                                                                                      ----------    ----------    --------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust................................            $145,274      $ 199,648     $115,827

   Expenses (Note 3):
     Mortality and expense risk charges...................................              11,943         11,365        8,896
                                                                                      --------      ---------     --------
NET INVESTMENT INCOME.....................................................             133,331        188,283      106,931
                                                                                      --------      ---------     --------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments..................................             (94,891)      (303,584)      (3,141)
     Realized gain distribution from The Hudson River Trust...............                  --        157,383      157,383
                                                                                      --------      ---------     --------
NET REALIZED GAIN (LOSS)..................................................             (94,891)      (146,201)     154,242

   Unrealized appreciation/depreciation on investments:
     Beginning of period..................................................            (267,346)      (100,844)       8,264
     End of period........................................................              (7,887)      (267,346)    (100,844)
                                                                                      --------      ---------     --------
   Change in unrealized appreciation/depreciation during the period.......             259,459       (166,502)    (109,108)
                                                                                      --------      ---------     --------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS....................             164,568       (312,703)      45,134
                                                                                      --------      ---------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS...........            $297,899      $(124,420)    $152,065
                                                                                      ========      =========     ========


See Notes to Financial Statements.


                                       FSA-3

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31,


                                                                                                       HIGH YIELD DIVISION
                                                                                             --------------------------------------
                                                                                                1995            1994        1993
                                                                                            -----------     ----------   ----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust......................................            $   862,089     $ 806,574    $  763,325

   Expenses (Note 3):
     Mortality and expense risk charges.........................................                 39,170        41,676        40,466
                                                                                            -----------     ---------    ----------
NET INVESTMENT INCOME...........................................................                822,919       764,898       722,859
                                                                                            -----------     ---------    ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments..........................................                (10,426)      (94,683)       11,131
   Realized gain distribution from The Hudson River Trust.......................                     --            --       170,999
                                                                                             ----------     ---------    ----------
NET REALIZED GAIN (LOSS)........................................................                (10,426)      (94,683)      182,130

   Unrealized appreciation/depreciation on investments:
     Beginning of period........................................................                 98,061     1,064,280       338,796
     End of period..............................................................                767,393        98,061     1,064,280
                                                                                             ----------    ----------    ----------
   Change in unrealized appreciation/depreciation during the period.............                669,332      (966,219)      725,484
                                                                                             ----------    ----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS..........................                658,906    (1,060,902)      907,614
                                                                                             ----------    ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS.................             $1,481,825    $ (296,004)   $1,630,473
                                                                                             ==========    ==========    ==========

                                                                                                         BALANCED DIVISION
                                                                                             --------------------------------------

                                                                                                1995          1994          1993
                                                                                             ----------   ------------   ----------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust......................................             $1,126,871    $ 1,006,200   $  963,517

   Expenses (Note 3):
     Mortality and expense risk charges.........................................                167,041        164,873      162,512
                                                                                             ----------    -----------   ----------
NET INVESTMENT INCOME...........................................................                959,830        841,327      801,005
                                                                                             ----------    -----------   ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments..........................................               (113,948)      (379,076)      (6,104)
   Realized gain distribution from The Hudson River Trust.......................              1,008,186             --    1,948,704
                                                                                             ----------    -----------   ----------
NET REALIZED GAIN (LOSS)........................................................                894,238       (379,076)   1,942,600

   Unrealized appreciation/depreciation on investments:
     Beginning of period........................................................              2,080,968      5,526,191    4,624,699
     End of period..............................................................              6,183,884      2,080,968    5,526,191
                                                                                             ----------    -----------   ----------
   Change in unrealized appreciation/depreciation during the period.............              4,102,916     (3,445,223)     901,492
                                                                                             ----------    -----------   ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS..........................              4,997,154     (3,824,299)   2,844,092
                                                                                             ----------    -----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS.................             $5,956,984    $(2,982,972)  $3,645,097
                                                                                             ==========    ===========   ==========


See Notes to Financial Statements.


                                       FSA-4

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31,

                                                                                                      COMMON STOCK DIVISION
                                                                                         -------------------------------------------
                                                                                             1995            1994           1993
                                                                                         --------------  -------------  ------------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust.....................................          $  5,978,397    $  5,727,748   $  5,678,972

   Expenses (Note 3):
     Mortality and expense risk charges........................................             2,095,213       1,942,844      1,844,849
                                                                                         ------------    ------------   ------------
NET INVESTMENT INCOME..........................................................             3,883,184       3,784,904      3,834,123
                                                                                         ------------    ------------   ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments.........................................             1,269,512        (328,604)     2,630,537
   Realized gain distribution from The Hudson River Trust......................            25,928,481      20,219,440     47,068,505
                                                                                         ------------    ------------   ------------
NET REALIZED GAIN (LOSS).......................................................            27,197,993      19,890,836     49,699,042

   Unrealized appreciation/depreciation on investments:
     Beginning of period.......................................................            92,693,149     126,545,990     98,769,799
     End of period.............................................................           177,639,703      92,693,149    126,545,990
                                                                                         ------------    ------------   ------------
   Change in unrealized appreciation/depreciation during the period............            84,946,554     (33,852,841)    27,776,191
                                                                                         ------------    ------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS.........................           112,144,547     (13,962,005)    77,475,233
                                                                                         ------------    ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS................          $116,027,731    $(10,177,101)  $ 81,309,356
                                                                                         ============    ============   ============


                                                                                                  AGGRESSIVE STOCK DIVISION
                                                                                         ------------------------------------------
                                                                                            1995            1994           1993
                                                                                         -----------   -------------  -------------
INCOME AND EXPENSES:
   Income (Note 2):
     Dividends from The Hudson River Trust.....................................          $   57,627    $    22,268    $   45,872

   Expenses (Note 3):
     Mortality and expense risk charges........................................             102,259         89,577        82,479
                                                                                         ----------    -----------    ----------
NET INVESTMENT INCOME..........................................................             (44,632)       (67,309)      (36,607)
                                                                                         ----------    -----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 2):
   Realized gain (loss) on investments.........................................              42,192       (226,938)      (57,409)
   Realized gain distribution from The Hudson River Trust......................           2,691,238             --     1,550,537
                                                                                         ----------    -----------    ----------
NET REALIZED GAIN (LOSS).......................................................           2,733,430       (226,938)    1,493,128

   Unrealized appreciation/depreciation on investments:
     Beginning of period.......................................................           6,102,433      6,618,938     5,529,963
     End of period.............................................................           9,098,725      6,102,433     6,618,938
                                                                                         ----------    -----------    ----------
   Change in unrealized appreciation/depreciation during the period............           2,996,292       (516,505)    1,088,975
                                                                                         ----------    -----------    ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS.........................           5,729,722       (743,443)    2,582,103
                                                                                         ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS................          $5,685,090    $  (810,752)   $2,545,496
                                                                                         ==========    ===========    ==========


See Notes to Financial Statements.


                                       FSA-5

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,



                                                                                                    MONEY MARKET DIVISION
                                                                                         ---------------------------------------
                                                                                           1995           1994           1993
                                                                                         ----------   -------------  -----------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................         $3,391,045   $ 2,328,380    $ 1,710,576
   Net realized gain (loss).....................................................             31,732        52,117         65,261
   Change in unrealized appreciation (depreciation) on investments..............            147,587        75,834         32,450
                                                                                        -----------   -----------    -----------
   Net increase (decrease) from operations......................................          3,570,364     2,456,331      1,808,287
                                                                                        -----------   -----------    -----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................          5,540,000     6,128,438      7,171,866
   Benefits and other policy-related transactions...............................         (8,585,006)   (8,940,995)   (10,608,028)
   Net transfers among divisions................................................           (340,867)   (1,904,223)    (3,931,738)
                                                                                        -----------   -----------    -----------
   Net increase (decrease) from policy-related transactions.....................         (3,385,873)   (4,716,780)    (7,367,900)
                                                                                        -----------   -----------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................            (33,731)      (22,105)          (424)
                                                                                        -----------   -----------    -----------
INCREASE (DECREASE) IN NET ASSETS...............................................            150,760    (2,282,554)    (5,560,037)

NET ASSETS, BEGINNING OF PERIOD.................................................         68,753,926    71,036,480     76,596,517
                                                                                        -----------   -----------    -----------
NET ASSETS, END OF PERIOD.......................................................        $68,904,686   $68,753,926    $71,036,480
                                                                                        ===========   ===========    ===========


                                                                                                 INTERMEDIATE GOVERNMENT
                                                                                                   SECURITIES DIVISION
                                                                                        --------------------------------------
                                                                                           1995           1994         1993
                                                                                        -----------  -------------  ----------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................        $  133,331    $   188,283   $  106,931
   Net realized gain (loss).....................................................           (94,891)      (146,201)     154,242
   Change in unrealized appreciation (depreciation) on investments..............           259,459       (166,502)    (109,108)
                                                                                        ----------    -----------   ----------
   Net increase (decrease) from operations......................................           297,899       (124,420)     152,065
                                                                                        ----------    -----------   ----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................           120,110        130,572      114,331
   Benefits and other policy-related transactions...............................          (292,199)      (402,355)    (135,104)
   Net transfers among divisions................................................           (65,399)       606,857      557,742
                                                                                        ----------    -----------   ----------
   Net increase (decrease) from policy-related transactions.....................          (237,488)       335,074      536,969
                                                                                        ----------    -----------   ----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................           (12,591)        4,561          (986)
                                                                                        ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS...............................................            47,820       215,215       688,048

NET ASSETS, BEGINNING OF PERIOD.................................................         2,114,245     1,899,030     1,210,982
                                                                                        ----------    ----------    ----------
NET ASSETS, END OF PERIOD.......................................................        $2,162,065    $2,114,245    $1,899,030
                                                                                        ==========    ==========    ==========


See Notes to Financial Statements.


                                      FSA-6

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31,


                                                                                                       HIGH YIELD DIVISION
                                                                                          -----------------------------------------
                                                                                             1995            1994          1993
                                                                                          -----------    ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................          $  822,919     $   764,898   $   722,859
   Net realized gain (loss).....................................................             (10,426)        (94,683)      182,130
   Change in unrealized appreciation (depreciation) on investments..............             669,332        (966,219)      725,484
                                                                                          ----------     -----------   -----------
   Net increase (decrease) from operations......................................           1,481,825        (296,004)    1,630,473
                                                                                          ----------     -----------   -----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................             821,557         852,874       862,281
   Benefits and other policy-related transactions...............................          (1,690,910)     (1,525,854)   (1,494,464)
   Net transfers among divisions................................................             154,049         (38,627)      626,135
                                                                                          ----------     -----------   -----------
   Net increase (decrease) from policy-related transactions.....................            (715,304)       (711,607)       (6,048)
                                                                                          ----------     -----------   -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................             (96,346)         14,805        (5,206)
                                                                                          ----------     -----------   -----------
INCREASE (DECREASE) IN NET ASSETS...............................................             670,175        (992,806)    1,619,219

NET ASSETS, BEGINNING OF PERIOD.................................................           7,563,660       8,556,466     6,937,247
                                                                                          ----------     -----------   -----------
NET ASSETS, END OF PERIOD.......................................................          $8,233,835     $ 7,563,660   $ 8,556,466
                                                                                          ==========     ===========   ===========


                                                                                                        BALANCED DIVISION
                                                                                          -----------------------------------------
                                                                                              1995            1994         1993
                                                                                          ------------   -------------  -----------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................          $   959,830    $   841,327    $   801,005
   Net realized gain (loss).....................................................              894,238       (379,076)     1,942,600
   Change in unrealized appreciation (depreciation) on investments..............            4,102,916     (3,445,223)       901,492
                                                                                          -----------    -----------    -----------
   Net increase (decrease) from operations......................................            5,956,984     (2,982,972)     3,645,097
                                                                                          -----------    -----------    -----------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................            3,295,027      3,487,888      3,674,964
   Benefits and other policy-related transactions...............................           (3,348,951)    (3,823,829)    (4,982,073)
   Net transfers among divisions................................................             (376,087)        (3,406)     1,192,337
                                                                                          -----------    -----------    -----------
   Net increase (decrease) from policy-related transactions.....................             (430,011)      (339,347)      (114,772)
                                                                                          -----------    -----------    -----------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................              (89,517)        42,214        (13,867)
                                                                                          -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS...............................................            5,437,456     (3,280,105)     3,516,458

NET ASSETS, BEGINNING OF PERIOD.................................................           30,405,062     33,685,167     30,168,709
                                                                                          -----------    -----------    -----------
NET ASSETS, END OF PERIOD.......................................................          $35,842,518    $30,405,062    $33,685,167
                                                                                          ===========    ===========    ===========


See Notes to Financial Statements.


                                       FSA-7

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31,


                                                                                                    COMMON STOCK DIVISION
                                                                                          -----------------------------------------
                                                                                              1995          1994           1993
                                                                                          -----------  -------------- -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................         $  3,883,184   $  3,784,904   $  3,834,123
   Net realized gain (loss).....................................................           27,197,993     19,890,836     49,699,042
   Change in unrealized appreciation (depreciation) on investments..............           84,946,554    (33,852,841)    27,776,191
                                                                                         ------------   ------------   ------------
   Net increase (decrease) from operations......................................          116,027,731    (10,177,101)    81,309,356
                                                                                         ------------   ------------   ------------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................           22,520,480     24,056,215     25,806,986
   Benefits and other policy-related transactions...............................          (43,155,008)   (44,688,333)   (46,157,443)
   Net transfers among divisions................................................              (27,413)       459,966      1,338,478
                                                                                         ------------   ------------   ------------
   Net increase (decrease) from policy-related transactions.....................          (20,661,941)   (20,172,152)   (19,011,979)
                                                                                         ------------   ------------   ------------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................           (1,859,326)       149,257     (1,173,722)
                                                                                         ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS...............................................           93,506,464    (30,199,996)    61,123,655

NET ASSETS, BEGINNING OF PERIOD.................................................          362,586,997    392,786,993    331,663,338
                                                                                         ------------   ------------   ------------
NET ASSETS, END OF PERIOD.......................................................         $456,093,461   $362,586,997   $392,786,993
                                                                                         ============   ============   ============


                                                                                                 AGGRESSIVE STOCK DIVISION
                                                                                        -------------------------------------------
                                                                                           1995           1994            1993
                                                                                        -----------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
   Net investment income........................................................       $   (44,632)    $    (67,309)   $    (36,607)
   Net realized gain (loss).....................................................         2,733,430         (226,938)      1,493,128
   Change in unrealized appreciation (depreciation) on investments..............         2,996,292         (516,505)      1,088,975
                                                                                       -----------    -------------   ------------
   Net increase (decrease) from operations......................................         5,685,090         (810,752)      2,545,496
                                                                                       -----------    -------------   -------------
FROM POLICY-RELATED TRANSACTIONS:
   Net premiums (Note 3)........................................................         1,509,349        1,480,535       1,490,827
   Benefits and other policy-related transactions...............................        (2,642,068)      (1,982,576)     (1,737,214)
   Net transfers among divisions................................................           655,717        1,279,484         565,989
                                                                                       -----------    -------------   -------------
   Net increase (decrease) from policy-related transactions.....................          (477,002)         777,443         319,602
                                                                                       -----------    -------------   -------------
NET (INCREASE) DECREASE IN AMOUNT RETAINED BY EQUITABLE VARIABLE LIFE
   IN SEPARATE ACCOUNT I (Note 4)...............................................          (150,764)          20,425          (5,961)
                                                                                       -----------    -------------   -------------
INCREASE (DECREASE) IN NET ASSETS...............................................         5,057,324          (12,884)      2,859,137

NET ASSETS, BEGINNING OF PERIOD.................................................        18,161,478       18,174,362      15,315,225
                                                                                       -----------    -------------   -------------
NET ASSETS, END OF PERIOD.......................................................       $23,218,802     $ 18,161,478    $ 18,174,362
                                                                                       ===========    =============   =============


See Notes to Financial Statements.

                                     FSA-8

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995

1.  General

    Equitable Variable Life Insurance Company (Equitable Variable Life), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable Life), established Separate Account I (the Account) under New York insurance law to support the operations of Equitable Variable Life's scheduled and single premium variable life insurance policies (Policies). The Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of six investment divisions: the Money Market Division, the Intermediate Government Securities Division, the High Yield Division, the Balanced Division, the Common Stock Division and the Aggressive Stock Division. The assets in each Division are invested in shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The assets of the Account are the property of Equitable Variable Life. However, the portion of the Account's assets equal to the reserves and other policy liabilities with respect to the Account will not be chargeable with liabilities arising out of any other business Equitable Variable Life may conduct. The net assets may not be less than the amount required under New York insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in Equitable Variable Life's General Account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments made in shares of the Trust are valued at the net asset value per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolios.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    The operations of the Account are included in the consolidated Federal income tax return of Equitable. Under the provisions of the Policies, Equitable Variable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Variable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Variable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account may also be made.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.

3.  Asset Charges

    Under the policies, Equitable Variable Life assumes mortality and expense risks and, to cover these risks, deducts a charge from the assets of the Account at an annual rate of 0.50% of net assets attributable to policyowners.

    Equitable Variable Life makes certain deductions from net premiums before amounts are allocated to the Account. The deductions are for (1) premiums for optional benefits, (2) additional premiums for extra mortality risks,
    (3) administrative expenses, (4) state premium taxes, and (5) except as to single premium policies, a risk charge for the guaranteed minimum death benefit.

4.  Amounts Retained by Equitable Variable Life in Separate Account I

    The amount retained by Equitable Variable Life in the Account arises principally from (1) mortality and other gains and losses resulting from the Account's operations, (2) contributions from Equitable Variable Life, and
    (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Variable Life are not subject to charges for mortality and expense risks.

    Amounts  retained  by  Equitable   Variable  Life  in  the  Account  may  be
    transferred at any time by Equitable Variable Life to its General Account.


                                       FSA-9

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1995

   The  following  table  shows  the  surplus  contributions   (withdrawals)  by
   Equitable Variable Life by investment division:


                            INVESTMENT DIVISION                    1995                   1994                  1993
                            -------------------                    ----                   ----                  ----


            Common Stock                                       $(1,975,000)                   --                     --
            Money Market                                                --                    --             $  585,000
            Balanced                                                    --                    --                375,000
            Aggressive Stock                                      (100,000)                   --                460,000
            High Yield                                                  --                    --                475,000
            Short-Term World Income                                     --             $(119,356)                    --
            Intermediate Government Securities                          --                    --                 90,000
                                                               -----------             ---------             ----------
                                                               $(2,075,000)            $(119,356)            $1,985,000
                                                               ===========             =========             ==========


    Equitable Variable Life credits the values of the Policies participating in the Account to compensate policyowners for their share of the Trust expenses in excess of (1) fees for advisory services at an annual rate equivalent to 0.25% of the average daily value of the aggregate net assets of the Portfolios, and (2) the Trust income taxes, if any. For Money Market and Common Stock Divisions, fees for advisory services in excess of an annual rate equivalent to 0.25% of the average daily value of the aggregate net assets of the related Trust Portfolios are refunded to the Divisions. Excess fees for advisory services for Intermediate Government Securities, High Yield, Balanced and Aggressive Stock Divisions are absorbed by Equitable Variable Life's surplus account.

5.  Distribution and Servicing Agreement

    Equitable Variable Life has entered into a Distribution and Servicing Agreement with Equitable Life and Equico Securities Inc., (Equico), whereby registered representatives of Equico, authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

    Equitable Variable Life also has entered into an agreement with Equitable Life under which Equitable Life performs the administrative services related to the Policies, including underwriting and issuance, billings and collections, and policyowner services. There is no charge to the Account related to this agreement.

6.  Share Substitution

    On February 22, 1994, Equitable Variable Life, the Account and the Trust substituted shares of the Trust's Intermediate Government Securities Portfolio for shares of the Trust's Short-Term World Income Portfolio. The amount transferred to Intermediate Government Securities Portfolio was $390,705. The statements of operations and statements of changes in net assets for the Intermediate Government Securities Portfolio is combined with the Short-Term World Income Portfolio for periods prior to the merger on February 22, 1994. The Short-Term World Income Division is not available for future investment.

7.  Investment Returns

    The tables on the following page show the gross and net investment returns with respect to the Divisions for the periods shown. The net return for each Division is based upon net assets for a policy which commences with the beginning date of such period and is not based on the average net assets in the Division during such period. Gross return is equal to the total return earned by the underlying Trust investment.


                                       FSA-10

EQUITABLE VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1995


RATES OF RETURN:

                                                             YEAR ENDED DECEMBER 31,
MONEY MARKET               ----------------------------------------------------------------------------------------------------
DIVISION(A)(C)              1995      1994       1993      1992      1991      1990       1989      1988      1987      1986
--------------              ----      ----       ----      ----      ----      ----       ----      ----      ----      ----
Gross return..............  5.74%     4.02%      3.16%     3.75%     6.38%     8.44%     9.44%      7.56%     6.85%     6.86%
Net return................  5.41%     3.68%      2.62%     3.23%     5.85%     7.90%     8.85%      7.02%     6.32%     6.31%

                                                                       APRIL 1(B) TO
INTERMEDIATE                      YEAR ENDED DECEMBER 31,               DECEMBER 31,
GOVERNMENT                 ------------------------------------    --------------------
SECURITIES DIVISION         1995      1994     1993      1992              1991
-------------------         ----      ----     ----      ----              ----
Gross return..............  13.33%   (4.37)%  10.87%     5.88%            12.51%
Net return................  13.12%   (4.54)%  10.29%     5.35%            12.09%


                                                             YEAR ENDED DECEMBER 31,
                           ------------------------------------------------------------------------------------------
HIGH YIELD DIVISION         1995      1994       1993      1992      1991      1990       1989      1988      1987
-------------------         ----      ----       ----      ----      ----      ----       ----      ----      ----
Gross return..............  19.92%   (2.79)%    23.60%    12.69%    24.91%    (0.75)%    5.52%     10.55%     5.30%
Net return................  19.74%   (2.94)%    22.99%    12.13%    24.29%    (1.25)%    4.99%      9.73%     4.77%

BALANCED DIVISION
-----------------
Gross return..............  19.75%   (8.02)%    12.44%    (2.68)%   41.52%     0.43 %    26.08%    13.84%     (0.65)%
Net return................  19.33%   (8.35)%    11.91%    (3.17)%   40.81%    (0.07)%    25.45%    12.99%     (1.15)%


                                                            YEAR ENDED DECEMBER 31,
COMMON STOCK               ---------------------------------------------------------------------------------------------------
DIVISION(A)(C)              1995      1994       1993      1992      1991      1990       1989      1988      1987      1986
--------------              ----      ----       ----      ----      ----      ----       ----      ----      ----      ----
Gross return..............  32.45%   (2.14)%    24.99%     3.36%    38.10%    (7.95)%    25.82%    22.69%     7.71%     17.59%
Net return................  31.97%   (2.50)%    24.36%     2.84%    37.41%    (8.41)%    25.19%    22.08%     7.17%     17.00%


                                                             YEAR ENDED DECEMBER 31,
AGGRESSIVE                 --------------------------------------------------------------------------------------------
STOCK DIVISION              1995      1994       1993      1992      1991      1990       1989      1988      1987
--------------              ----      ----       ----      ----      ----      ----       ----      ----      ----
Gross return.............   31.63%   (3.81)%    17.05%    (2.91)%   87.41%     8.49%     43.93%     1.78%     7.69%
Net return...............   31.29%   (4.07)%    16.45%    (3.40)%   86.47%     7.95%     43.21%     1.02%     7.15%



(a) The net returns for periods prior to March 22, 1985 are those of the respective Separate Accounts I and II reorganized on that date into a unit investment trust. The reorganization was accounted for under the continuing entity basis of accounting.

(b) Date as of which net premiums under the Policies were first allocated to the Division. The gross return and the net return for the periods indicated are not annual rates of return.

(c) Subsequent to March 22, 1985, the date the Account commenced investing in the Trust, the advisory fees have been deducted prior to calculating the gross return.



                                       FSA-11

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994

                                                                                                 1995               1994
                                                                                           -----------------   ----------------
ASSETS                                                                                                (IN MILLIONS)
Investments:
   Fixed maturities:
     Available for sale, at estimated fair value........................................    $     4,366.3       $    2,138.8
     Held to maturity, at amortized cost................................................             --              2,008.5
   Policy loans.........................................................................          1,300.1            1,185.2
   Mortgage loans on real estate........................................................            771.5              888.5
   Equity real estate...................................................................            525.4              641.0
   Other equity investments.............................................................            200.5              239.1
   Other invested assets................................................................            120.9              107.8
                                                                                           -----------------   ----------------
     Total investments..................................................................          7,284.7            7,208.9
Cash and cash equivalents...............................................................            277.6              182.3
Deferred policy acquisition costs.......................................................          2,037.8            2,077.1
Other assets............................................................................            250.6              240.7
Separate Accounts assets................................................................          4,611.6            3,345.3
                                                                                           -----------------   ----------------
TOTAL ASSETS............................................................................    $    14,462.3       $   13,054.3
                                                                                           =================   ================

LIABILITIES
Policyholders' account balances.........................................................    $     7,045.9       $    7,340.0
Future policy benefits and other policyholders' liabilities.............................            570.8              509.4
Other liabilities.......................................................................            521.4              441.1
Separate Accounts liabilities...........................................................          4,586.5            3,314.9
                                                                                           -----------------   ----------------
     Total liabilities..................................................................         12,724.6           11,605.4
                                                                                           -----------------   ----------------
Commitments and contingencies (Notes 7, 9, 10 and 11)

SHAREHOLDER'S EQUITY
Common stock, par value $1 per share;
   5.0 million shares authorized, 1.5 million shares issued and outstanding.............              1.5                1.5
Capital in excess of par value..........................................................          1,480.7            1,355.7
Retained earnings.......................................................................            221.6              165.5
Net unrealized investment gains (losses)................................................             44.6              (72.6)
Minimum pension liability...............................................................            (10.7)              (1.2)
                                                                                           -----------------   ----------------
     Total shareholder's equity.........................................................          1,737.7            1,448.9
                                                                                           -----------------   ----------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..............................................    $    14,462.3       $   13,054.3
                                                                                           =================   ================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
REVENUES
   Universal life and investment-type product policy fee income......    $       584.5       $      552.6       $      485.2
   Premiums..........................................................             33.7               40.1               46.9
   Net investment income.............................................            529.1              526.8              557.6
   Investment (losses) gains, net....................................              (.5)              (4.6)               1.5
   Other income......................................................              2.1                2.9                3.0
                                                                        -----------------   ----------------   -----------------
     Total revenues..................................................          1,148.9            1,117.8            1,094.2
                                                                        -----------------   ----------------   -----------------

BENEFITS AND OTHER DEDUCTIONS
   Interest credited to policyholders' account balances..............            376.1              389.3              439.2
   Policyholders' benefits...........................................            267.5              242.3              251.0
   Other operating costs and expenses................................            419.5              413.8              356.7
                                                                        -----------------   ----------------   -----------------
     Total benefits and other deductions.............................          1,063.1            1,045.4            1,046.9
                                                                        -----------------   ----------------   -----------------
Earnings before Federal income taxes and cumulative
   effect of accounting change.......................................             85.8               72.4               47.3
Federal income tax expense...........................................             29.7               25.0               20.5
                                                                        -----------------   ----------------   -----------------
Earnings before cumulative effect of accounting change...............             56.1               47.4               26.8
Cumulative effect of accounting change, net of  Federal income taxes.             --                (11.4)              --
                                                                        -----------------   ----------------   -----------------
Net Earnings.........................................................    $        56.1       $       36.0       $       26.8
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
COMMON STOCK AT PAR VALUE, beginning and end of year.................    $         1.5       $        1.5       $        1.5
                                                                        -----------------   ----------------   -----------------
CAPITAL IN EXCESS OF PAR VALUE, beginning of year....................          1,355.7            1,305.7            1,055.7
Additional capital in excess of par value............................            125.0               50.0              250.0
                                                                        -----------------   ----------------   -----------------
Capital in excess of par value, end of year..........................          1,480.7            1,355.7            1,305.7
                                                                        -----------------   ----------------   -----------------
RETAINED EARNINGS, beginning of year.................................            165.5              129.5              102.7
Net earnings.........................................................             56.1               36.0               26.8
                                                                        -----------------   ----------------   -----------------
Retained earnings, end of year.......................................            221.6              165.5              129.5
                                                                        -----------------   ----------------   -----------------
NET UNREALIZED INVESTMENT (LOSSES) GAINS, beginning of year..........            (72.6)              22.3               11.1
Change in unrealized investment gains (losses).......................            117.2              (94.9)              11.2
                                                                        -----------------   ----------------   -----------------
Net unrealized investment gains (losses), end of year................             44.6              (72.6)              22.3
                                                                        -----------------   ----------------   -----------------
MINIMUM PENSION LIABILITY, beginning of year.........................             (1.2)              (6.3)              --
Change in minimum pension liability..................................             (9.5)               5.1               (6.3)
                                                                        -----------------   ----------------   -----------------
Minimum pension liability, end of year...............................            (10.7)              (1.2)              (6.3)
                                                                        -----------------   ----------------   -----------------
TOTAL SHAREHOLDER'S EQUITY, END OF YEAR..............................    $     1,737.7       $    1,448.9       $    1,452.7
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
NET EARNINGS.........................................................    $        56.1       $       36.0       $       26.8
ADJUSTMENTS TO RECONCILE  NET EARNINGS TO NET CASH (USED)  PROVIDED
   BY OPERATING ACTIVITIES:
   Interest credited to policyholders' account balances..............            376.1              389.3              439.2
   General Account policy charges....................................           (618.7)            (572.8)            (496.7)
   Investment losses (gains), net....................................               .5                4.6               (1.5)
   Other, net........................................................             63.8              (17.2)             117.2
                                                                        -----------------   ----------------   -----------------
Net cash (used) provided by operating activities.....................           (122.2)            (160.1)              85.0
                                                                        -----------------   ----------------   -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Maturities and repayments.........................................            640.7              511.8            1,165.8
   Sales.............................................................          2,667.0            2,119.0            2,844.2
   Return of capital from joint ventures and limited partnerships....             23.9               14.2               56.3
   Purchases.........................................................         (3,065.9)          (2,251.7)          (4,414.0)
   Other, net........................................................           (114.8)            (102.2)             (98.8)
                                                                        -----------------   ----------------   -----------------
Net cash provided (used) by investing activities.....................            150.9              291.1             (446.5)
                                                                        -----------------   ----------------   -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholders' account balances:
     Deposits........................................................            581.1              602.8              612.9
     Withdrawals.....................................................           (636.6)            (697.7)            (506.2)
   Capital contribution from Equitable Life..........................            125.0               50.0              250.0
   Other, net........................................................             (2.9)              (1.8)               2.0
                                                                        -----------------   ----------------   -----------------
Net cash provided (used) by financing activities.....................             66.6              (46.7)             358.7
                                                                        -----------------   ----------------   -----------------
Change in cash and cash equivalents..................................             95.3               84.3               (2.8)
Cash and cash equivalents, beginning of year.........................            182.3               98.0              100.8
                                                                        -----------------   ----------------   -----------------
Cash and Cash Equivalents, End of Year...............................    $       277.6       $      182.3       $       98.0
                                                                        =================   ================   =================
Supplemental cash flow information
   Interest Paid.....................................................    $        --         $        5.7       $        2.1
                                                                        =================   ================   =================
   Income Taxes Refunded.............................................    $        --         $        8.4       $         .3
                                                                        =================   ================   =================

See Notes to Consolidated Financial Statements.

EQUITABLE VARIABLE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

   Equitable Variable Life Insurance Company ("Equitable Variable Life") was incorporated on September 11, 1972 as a wholly owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable Life"). Equitable Variable Life's operations consist principally of the sale of interest-sensitive life insurance and annuity products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation and Principles of Consolidation

   The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP").

   The accompanying consolidated financial statements include the accounts of Equitable Variable Life and its subsidiaries, (collectively "EVLICO").

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   All significant intercompany transactions and balances have been eliminated in consolidation.

   Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1995 presentation.

   Accounting Changes

   In the first quarter of 1995, EVLICO adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan." This statement applies to all loans, including loans restructured in a troubled debt restructuring involving a modification of terms. This statement addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. Impaired loans within the scope of this statement are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. EVLICO provides for impairment of loans through an allowance for possible losses. The adoption of this statement did not have a material effect on the level of these allowances or on EVLICO's consolidated statements of earnings and shareholder's equity.

   In the fourth quarter of 1994 (effective as of January 1, 1994), EVLICO adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which required employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $11.4 million, net of a Federal income tax benefit of $6.2 million.

   At December 31, 1993, EVLICO adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which expanded the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of this statement increased consolidated shareholder's equity by $7.2 million, net of deferred policy acquisition costs and deferred Federal income tax. Beginning coincident with issuance of SFAS No. 115 implementation guidance in November 1995, the Financial Accounting Standards Board ("FASB") permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 1, 1995, EVLICO transferred $1,806.7 million of securities classified as held to maturity to the available for sale portfolio. As a result, consolidated shareholder's equity increased by $17.9 million, net of deferred policy acquisition costs and deferred Federal income tax.

   New Accounting Pronouncements

   In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. EVLICO will implement this statement as of January 1, 1996. EVLICO currently provides allowances for possible losses for assets under the scope of this statement. Management has not yet determined the impact of this statement on these assets.

   Valuation of Investments

   Fixed maturities which have been identified as available for sale are reported at estimated fair value. At December 31, 1994, fixed maturities which EVLICO had both the ability and the intent to hold to maturity, were stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

   Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Effective with the adoption of SFAS No. 114 on January 1, 1995, the valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value. Prior to the adoption of SFAS No. 114, the valuation allowances were based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans management believed may not be collectible in full. In establishing valuation allowances, management previously considered, among other things, the estimated fair value of the underlying collateral.

   Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Valuation allowances on real estate held for the production of income are computed using the forecasted cash flows of the respective properties discounted at a rate equal to EVLICO's cost of funds; valuation allowances on real estate available for sale are computed using the lower of current estimated fair value, net of disposition costs, or depreciated cost.

   Policy loans are stated at unpaid principal balances.

   Partnerships and joint venture interests in which EVLICO does not have control and a majority economic interest are reported on the equity basis of accounting and are included with either equity real estate or other equity investments, as appropriate.

   Common stocks are carried at estimated fair value and are included in other equity investments.

   Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

   Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

   All securities are recorded in the consolidated financial statements on a trade date basis.

   Investment Results and Unrealized Investment Gains (Losses)

   Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

   Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by EVLICO are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes and deferred policy acquisition costs related to universal life and investment-type products.

   Recognition of Insurance Income and Related Expenses

   Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholders' account balances.

   Premiums from life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

   Deferred Policy Acquisition Costs

   The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

   For universal life products and investment-type products, deferred policy acquisition costs are amortized over the expected average life of the contracts (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the deferred policy acquisition cost asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

   Amortization charged to income amounted to $199.0 million, $200.2 million and $135.5 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   Policyholders' Account Balances and Future Policy Benefits

   EVLICO's insurance contracts primarily are universal life and investment-type contracts. Policyholders' account balances are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

   The future policy benefit liabilities for the remainder of EVLICO's insurance contracts, consisting primarily of supplementary contracts with life contingencies and various policy riders, are computed by various valuation methods based on assumed interest rates and mortality and morbidity assumptions reflecting EVLICO's experience and industry standards.

   Federal Income Taxes

   EVLICO is included in a consolidated Federal income tax return with Equitable Life and its other eligible subsidiaries. In accordance with an agreement between EVLICO and Equitable Life, the amount of current income taxes as determined on a separate return basis will be paid to, or received from, Equitable Life. Benefits for losses, which are paid to EVLICO to the extent they are utilized by Equitable Life, may not have been received in the absence of such agreement. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using the enacted income tax rates and laws.

   Separate Accounts

   Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of EVLICO. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

   Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders are shown as separate captions in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by management.

   The investment results of Separate Accounts are reflected directly in Separate Accounts liabilities. For the years ended December 31, 1995, 1994 and 1993, investment results of Separate Accounts were $342.2 million, $135.9 million and $344.1 million, respectively.

   Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges of the Separate Accounts are included in revenues.

3. INVESTMENTS

   The following tables provide additional information relating to fixed maturities and equity securities:


                                                                               GROSS              GROSS
                                                          AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                            COST               GAINS              LOSSES           FAIR VALUE
                                                       ----------------   -----------------  -----------------   ---------------
                                                                                   (IN MILLIONS)
     December 31, 1995
     -----------------
     Fixed Maturities:
        Available for Sale:
          Corporate.................................    $    3,053.5       $      101.0       $        22.0       $    3,132.5
          Mortgage-backed...........................           573.9                7.7                  .4              581.2
          U.S. Treasury securities and U.S.
             government and agency securities.......           569.2                9.2                 2.6              575.8
          States and political subdivisions.........             4.3                 .1                --                  4.4
          Foreign governments.......................            16.2                 .8                --                 17.0
          Redeemable preferred stock................            56.8                3.7                 5.1               55.4
                                                       ----------------   -----------------  -----------------   ---------------

        Total Available for Sale....................    $    4,273.9       $      122.5       $        30.1       $    4,366.3
                                                       ================   =================  =================   ===============

     Equity Securities:
        Common stock................................    $       36.2       $       10.3       $         4.7       $       41.8
                                                       ================   =================  =================   ===============

     December 31, 1994
     -----------------
     Fixed Maturities:
        Available for Sale:
          Corporate.................................    $    1,622.3       $        5.1       $       112.6       $    1,514.8
          Mortgage-backed...........................           221.9                 .5                16.4              206.0
          U.S. Treasury securities and U.S.
             government and agency securities.......           365.4                1.4                20.7              346.1
          States and political subdivisions.........             4.8               --                    .6                4.2
          Foreign governments.......................            14.8                 .2                --                 15.0
          Redeemable preferred stock................            58.0                 .1                 5.4               52.7
                                                       ----------------   -----------------  -----------------   ---------------

        Total Available for Sale....................    $    2,287.2       $        7.3       $       155.7       $    2,138.8
                                                       ================   =================  =================   ===============

        Held to Maturity:
          Corporate.................................    $    1,812.4       $       11.9       $        93.1       $    1,731.2
          U.S. Treasury securities and U.S.
             government and agency securities.......           180.4               --                  21.7              158.7
          States and political subdivisions.........            14.4               --                    .9               13.5
          Foreign governments.......................             1.3                 .1                --                  1.4
                                                       ----------------   -----------------  -----------------   ---------------

        Total Held to Maturity......................    $    2,008.5       $       12.0       $       115.7       $    1,904.8
                                                       ================   =================  =================   ===============

     Equity Securities:
        Common stock................................    $       42.0       $       10.1       $         9.4       $       42.7
                                                       ================   =================  =================   ===============

   For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, EVLICO has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption that such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by EVLICO. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1995 and 1994, respectively, securities without a readily ascertainable market value having an amortized cost of $1,233.7 million and $1,571.5 million, respectively, had estimated fair values of $1,291.1 million and $1,512.2 million, respectively.

   The contractual maturity of bonds at December 31, 1995 are shown below:

                                                                                                   AVAILABLE FOR SALE
                                                                                           ------------------------------------

                                                                                              AMORTIZED           ESTIMATED
                                                                                                 COST            FAIR VALUE
                                                                                           -----------------   ----------------
                                                                                                      (IN MILLIONS)
     Due in one year or less.............................................................   $       133.3       $      133.4
     Due in years two through five.......................................................         1,416.4            1,444.9
     Due in years six through ten........................................................         1,361.5            1,391.8
     Due after ten years.................................................................           732.0              759.6
     Mortgage-backed securities..........................................................           573.9              581.2
                                                                                           -----------------   ----------------

     Total...............................................................................   $     4,217.1       $    4,310.9
                                                                                           =================   ================

   Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Investment valuation allowances and changes thereto are shown below:

                                                                                      YEARS ENDED DECEMBER 31,
                                                                       --------------------------------------------------------
                                                                             1995                1994               1993
                                                                       -----------------   -----------------  -----------------
                                                                                            (IN MILLIONS)

     Balances, beginning of year....................................    $        68.5       $       87.3       $       147.2
     Additions charged to income....................................             31.0               12.7                44.4
     Deductions for writedowns and asset dispositions...............            (33.8)             (31.5)             (104.3)
                                                                       -----------------   -----------------  -----------------
     Balances, End of Year..........................................    $        65.7       $       68.5       $        87.3
                                                                       =================   =================  =================

     Balances, end of year comprise:
        Mortgage loans on real estate...............................    $        15.9       $       24.0       $        46.7
        Equity real estate..........................................             49.8               44.5                40.6
                                                                       -----------------   -----------------  -----------------

     Total..........................................................    $        65.7       $       68.5       $        87.3
                                                                       =================   =================  =================

   Deductions for writedowns and asset dispositions for 1993 include a $20.2 million writedown of fixed maturity investments at December 31, 1993 as a result of adopting a new accounting statement for the valuation of these investments that requires specific writedowns instead of valuation allowances.

   At December 31, 1995, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $21.5 million of fixed maturities and $29.1 million of mortgage loans on real estate.

   EVLICO's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. EVLICO seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or an NAIC (National Association of Insurance Commissioners) designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1995, approximately 11.0% of the $4,217.2 million aggregate amortized cost of bonds held by EVLICO were considered to be other than investment grade.

   In addition to its holding of corporate high yield securities, EVLICO is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

   EVLICO has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio, based on amortized cost, includes $13.7 million and $13.3 million at December 31, 1995 and 1994, respectively, of such restructured securities. The December 31, 1994 amount includes fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $5.6 million. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $1.4 million, $1.1 million and $2.2 million in 1995, 1994 and 1993, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $1.4 million, $1.0 million and $1.5 million in 1995, 1994 and 1993, respectively.

   At December 31, 1995 and 1994, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $36.0 million (4.6% of total mortgage loans on real estate) and $35.2 million (3.9% of total mortgage loans on real estate), respectively.

   The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $173.5 million and $130.8 million at December 31, 1995 and 1994, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $16.1 million, $12.3 million and $13.9 million in 1995, 1994 and 1993, respectively. Gross interest income on these loans included in net investment income aggregated $14.0 million, $11.4 million and $11.5 million in 1995, 1994 and 1993, respectively.

   Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:


                                                              DECEMBER 31, 1995
                                                              ------------------
                                                                (IN MILLIONS)

     Impaired mortgage loans with provision for losses....     $        99.0
     Impaired mortgage loans with no provision for losses.              24.5
                                                              ------------------

     Recorded investment in impaired mortgage loans.......             123.5
     Provision for losses.................................              14.5
                                                              ------------------

     Net Impaired Mortgage Loans..........................     $       109.0
                                                              ==================

   Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

   During the year ended December 31, 1995, EVLICO's average recorded investment in impaired mortgage loans was $99.2 million. Interest income recognized on these impaired mortgage loans totaled $8.2 million for the year ended December 31, 1995, including $2.2 million recognized on a cash basis.

   EVLICO's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1995 and 1994, the carrying value of equity real estate available for sale amounted to $55.6 million and $138.4 million, respectively. For the years ended December 31, 1995, 1994 and 1993, respectively, real estate of $12.2 million, $59.0 million and $92.1 million was acquired in satisfaction of debt. At December 31, 1995 and 1994, EVLICO owned $196.6 million and $230.5 million, respectively, of real estate acquired in satisfaction of debt.

   Depreciation on real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $51.0 million and $51.1 million at December 31, 1995 and 1994, respectively. Depreciation expense on real estate totaled $12.8 million, $12.7 million and $11.6 million for the years ended December 31, 1995, 1994 and 1993, respectively.

4. JOINT VENTURES AND PARTNERSHIPS

   Summarized combined financial information of real estate joint ventures (10 and 12 individual ventures as of December 31, 1995 and 1994, respectively) and of other limited partnership interests accounted for under the equity method, in which EVLICO has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:


                                                                                                    DECEMBER 31,
                                                                                      ------------------------------------------
                                                                                             1995                  1994
                                                                                      -------------------    ------------------
                                                                                                    (IN MILLIONS)
     FINANCIAL POSITION
     Investments in real estate, at depreciated cost...............................    $       966.3          $    1,047.0
     Investments in securities, generally at estimated fair value..................            648.5               3,061.2
     Cash and cash equivalents.....................................................             99.2                  46.4
     Other assets..................................................................             90.8                 261.9
                                                                                      -------------------    ------------------

     Total assets..................................................................          1,804.8               4,416.5
                                                                                      -------------------    ------------------

     Borrowed funds -- third party..................................................            74.4               1,233.6
     Other liabilities.............................................................            132.4                 611.0
                                                                                      -------------------    ------------------

     Total liabilities.............................................................            206.8               1,844.6
                                                                                      -------------------    ------------------

     Partners' Capital.............................................................    $     1,598.0          $    2,571.9
                                                                                      ===================    ==================

     Equity in partners' capital included above....................................    $       243.8          $      327.3
     Equity in limited partnership interests not included above....................             82.3                  50.4
     (Deficit) excess of equity in partners' capital over
        investment cost and equity earnings........................................              (.4)                  3.7
                                                                                      -------------------    ------------------

     Carrying Value................................................................    $       325.7          $      381.4
                                                                                      ===================    ==================


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Revenues of real estate joint ventures............................  $       152.3       $      180.1       $      136.6
     Revenues of other limited partnership interests...................           86.9              102.5              318.9
     Interest expense -- third party....................................         (23.1)             (88.1)             (79.7)
     Interest expense -- The Equitable..................................          (5.6)              --                 --
     Other expenses....................................................         (131.8)            (172.4)            (132.7)
                                                                        -----------------   ----------------   -----------------

     Net Earnings......................................................  $        78.7       $       22.1       $      243.1
                                                                        =================   ================   =================

     Equity in net earnings included above.............................  $        14.4       $       11.7       $       34.0
     Equity in net earnings of limited partnership
        interests not included above...................................           12.9                6.3               12.0
     Reduction of earnings in joint ventures
        over equity ownership percentage and
        amortization of differences in bases...........................           --                 (1.1)               (.1)
                                                                        -----------------   -----------------  -----------------

     Total Equity in Net Earnings......................................  $        27.3       $       16.9       $       45.9
                                                                        =================   ================   =================

5. NET INVESTMENT INCOME AND INVESTMENT (LOSSES) GAINS

   The sources of net investment income are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Fixed maturities.................................................   $       319.5       $      331.4       $      319.9
     Mortgage loans on real estate....................................            70.3               86.7              105.7
     Equity real estate...............................................            66.2               67.0               69.8
     Policy loans.....................................................            86.8               79.5               76.1
     Other equity investments.........................................            22.4               13.4               38.5
     Other investment income..........................................            30.5               24.5               17.0
                                                                        -----------------   ----------------   -----------------

     Gross investment income..........................................           595.7              602.5              627.0

     Investment expenses..............................................            66.6               75.7               69.4
                                                                        -----------------   ----------------   -----------------

     Net Investment Income............................................   $       529.1       $      526.8       $      557.6
                                                                        =================   ================   =================

   Investment (losses) gains, net, including changes in valuation allowances, are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Fixed maturities.................................................   $        23.7       $       (6.8)      $       45.1
     Mortgage loans on real estate....................................            (7.0)             (13.3)             (32.0)
     Equity real estate...............................................           (18.9)              (5.3)             (13.4)
     Other equity investments.........................................             1.7               20.8                1.8
                                                                        -----------------   ----------------   -----------------

     Investment (Losses) Gains, Net...................................   $         (.5)      $       (4.6)      $        1.5
                                                                        =================   ================   =================

   Writedowns of fixed maturities amounted to $11.1 million, $8.2 million and $1.4 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   For the years ended December 31, 1995 and 1994, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $2,551.6 million and $2,065.1 million. Gross gains of $49.6 million and $22.1 million and gross losses of $18.7 million and $24.4 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for the years ended December 31, 1995 and 1994, amounted to $240.8 million and $(215.2) million, respectively.

   Gross gains of $66.2 million and gross losses of $66.5 million were realized on sales of investments in fixed maturities held for investment and available for sale for the year ended December 31, 1993.

   Net  unrealized  investment  gains  (losses),  included  in the  consolidated
   balance   sheets  as  a  component  of  equity,   and  the  changes  for  the
   corresponding years are summarized as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Balance, beginning of year.......................................   $      (72.6)       $      22.3        $      11.1
     Changes in unrealized investment gains (losses)..................          244.7             (241.8)               3.4
     Effect of adopting SFAS No. 115..................................           --                 --                 72.2
     Changes in unrealized investment (gains) losses attributable to:
        Deferred policy acquisition costs.............................          (64.4)              95.8              (58.2)
        Deferred Federal income taxes.................................          (63.1)              51.1               (6.2)
                                                                       -----------------   ----------------   -----------------

     Balance, End of Year.............................................   $       44.6        $     (72.6)       $      22.3
                                                                        =================   ================   =================

     Balance, end of year comprises:
        Unrealized investment gains (losses) on:
          Fixed maturities............................................   $       92.4        $    (148.4)       $      66.8
          Other equity investments....................................            5.6                 .7               25.6
          Other.......................................................           (2.7)              (1.7)              --
                                                                        -----------------   ----------------   -----------------

        Total.........................................................           95.3             (149.4)              92.4
        Amounts of unrealized investment (gains) losses attributable to:
          Deferred policy acquisition costs...........................          (26.8)              37.6              (58.2)
          Deferred Federal income taxes...............................          (23.9)              39.2              (11.9)
                                                                        -----------------   ----------------   -----------------

     Total............................................................   $       44.6        $     (72.6)       $      22.3
                                                                        =================   ================   =================

6. FEDERAL INCOME TAXES

   A summary of the Federal income tax expense in the consolidated statements of earnings is shown below:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     Federal income tax expense (benefit):
        Current.......................................................   $       --          $      (1.4)       $      (3.4)
        Deferred......................................................           29.7               26.4               23.9
                                                                        -----------------   ----------------   -----------------

     Total............................................................   $       29.7        $      25.0        $      20.5
                                                                        =================   ================   =================

   The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and cumulative effect of accounting change by the expected Federal income tax rate of 35%.

   The sources of the difference and the tax effects of each are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Expected Federal income tax expense..............................   $       30.0        $      25.3        $      16.6
     Tax rate adjustment..............................................           --                 --                  4.0
     Other............................................................            (.3)               (.3)               (.1)
                                                                        -----------------   ----------------   -----------------

     Federal Income Tax Expense.......................................   $       29.7        $      25.0        $      20.5
                                                                        =================   ================   =================

   The components of the net deferred Federal income tax account are as follows:


                                                                   DECEMBER 31, 1995                  DECEMBER 31, 1994
                                                            ---------------------------------  ---------------------------------
                                                                ASSETS         LIABILITIES         ASSETS         LIABILITIES
                                                            ---------------   ---------------  ---------------   ---------------
                                                                                       (IN MILLIONS)
     Deferred policy acquisition costs, reserves and
        reinsurance.......................................   $      --         $    253.8       $      --         $    250.6
     Investments..........................................          --               20.5              38.4             --
     Compensation and related benefits....................          44.3             --                52.2             --
     Other................................................           7.9             --                25.6             --
                                                            ---------------   ---------------  ---------------   ---------------

     Total................................................   $      52.2       $    274.3       $     116.2       $    250.6
                                                            ===============   ===============  ===============   ===============

   The deferred Federal income tax expense (benefit) impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)
     Deferred policy acquisition costs, reserves and
        reinsurance...................................................   $        3.2        $     (11.4)       $      (6.8)
     Investments......................................................           (4.2)              26.1               11.4
     Compensation and related benefits................................           13.0               (2.8)               1.9
     Other............................................................           17.7               14.5               17.4
                                                                        -----------------   ----------------   -----------------

     Deferred Federal Income Tax Expense..............................   $       29.7        $      26.4        $      23.9
                                                                        =================   ================   =================

   At December 31, 1995, EVLICO had net operating loss carryforwards of approximately $10.2 million. These loss carryforwards are available to offset future tax payments to Equitable Life under the tax sharing agreement.

7. REINSURANCE AGREEMENTS

   EVLICO cedes reinsurance to other insurance companies. EVLICO evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance is summarized as follows:


                                                                                                      DECEMBER 31,
                                                                                           ------------------------------------
                                                                                                 1995               1994
                                                                                           -----------------   ----------------
                                                                                                      (IN MILLIONS)

     Direct premiums.....................................................................   $       34.1        $      40.2
     Reinsurance ceded...................................................................            (.4)               (.1)
                                                                                           -----------------   ----------------

     Premiums............................................................................   $       33.7        $      40.1
                                                                                           =================   ================

     Universal Life and Investment-type Product Policy Fee Income Ceded..................   $       31.0        $      24.9
                                                                                           =================   ================

     Policyholders' Benefits Ceded.......................................................   $       18.7        $       8.3
                                                                                           =================   ================

   EVLICO  reinsures  mortality  risks in excess of $5.0  million  on any single
   life.   EVLICO  also  reinsures  the  entire  risk  on  certain   substandard
   underwriting risks as well as in certain other cases.

8. RELATED PARTY TRANSACTIONS

   Under a cost sharing agreement, EVLICO reimburses Equitable Life for its use of Equitable Life's personnel, property and facilities in carrying out certain of its operations. Reimbursement for intercompany services is based on the allocated cost of the services provided. The incurred balances of these intercompany transactions, which are included in other operating costs and expenses are as follows:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Personnel and facilities.........................................   $      249.8        $     257.9        $     252.7
     Agent commissions and fees.......................................          127.4              122.6              103.0

   These cost allocations include various employee related obligations for pensions and postretirement benefits. At December 31, 1995 and 1994, EVLICO recorded as a reduction of shareholder's equity its allocated portion of an additional minimum pension liability of $10.7 million and $1.2 million, net of Federal income taxes, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

   During 1995, 1994 and 1993, Equitable Life restructured certain operations in connection with cost reduction programs. EVLICO recorded provisions of $6.7 million, $6.9 million and $17.3 million in 1995, 1994 and 1993, respectively, relating primarily to allocated lease obligations (net of sub-lease rentals) and severance liabilities.

   EVLICO incurred investment advisory and asset management fee expenses of $17.6 million, $19.2 million and $16.0 million during 1995, 1994 and 1993, respectively.

   EVLICO and Equitable Life have an agreement whereby certain Equitable Life policyholders may purchase EVLICO's policies without presenting evidence of insurability. Under the agreement, Equitable Life pays EVLICO a conversion charge for the extra mortality risk associated with issuing these policies. EVLICO received payments of $2.9 million, $3.0 million and $3.1 million in 1995, 1994 and 1993, respectively, which were reported as other income.

   On August 31, 1993, EVLICO sold $250.0 million of primarily privately placed below investment grade fixed maturities to EQ Asset Trust 1993 (the "Trust"). EVLICO realized a $1.1 million gain, net of related deferred policy acquisition costs and deferred Federal income taxes. In conjunction with this transaction, EVLICO received $75.4 million of Class B notes issued by the Trust. These notes have interest rates ranging from 6.85% to 9.45%. The Class B notes are classified as other invested assets on the consolidated balance sheets.

   Net amounts payable to Equitable Life were $190.2 million and $226.7 million at December 31, 1995 and 1994, respectively.

9. DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

   Derivatives

   EVLICO primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce EVLICO's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1995 was $444.8 million. The average unexpired terms at December 31, 1995 is 3.0 years. At December 31, 1995, the cost of terminating outstanding matched swaps in a loss position was $10.1 million and the unrealized gain on outstanding matched swaps in a gain position was $3.4 million. EVLICO has no intention of terminating these contracts prior to maturity.

   Fair Value of Financial Instruments

   EVLICO defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time EVLICO's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

   Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of EVLICO was not material at December 31, 1995 and 1994.

   Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

   The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

   The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Note 3:


                                                                                       DECEMBER 31,
                                                            -------------------------------------------------------------------
                                                                         1995                               1994
                                                            --------------------------------   --------------------------------
                                                               CARRYING        ESTIMATED          CARRYING        ESTIMATED
                                                                VALUE          FAIR VALUE          VALUE          FAIR VALUE
                                                            ---------------  ---------------   ---------------  ---------------
                                                                                      (IN MILLIONS)
     Consolidated Financial Instruments:
     -----------------------------------
     Mortgage loans on real estate.......................    $      771.5     $       809.4     $      888.5     $       865.3
     Other joint ventures................................           158.7             158.7            196.4             196.4
     Policy loans........................................         1,300.1           1,374.0          1,185.2           1,138.7
     Policyholders' account balances:
        SPDA.............................................         1,265.8           1,272.0          1,744.3           1,732.7
        Annuities certain and SCNILC.....................           188.0             188.1            159.0             151.3

10. COMMITMENTS AND CONTINGENT LIABILITIES

    EVLICO is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, EVLICO has purchased single premium annuities from Equitable Life and directed Equitable Life to make payments directly to the beneficiaries. A contingent liability exists with respect to these agreements should Equitable Life be unable to meet its obligations. Management believes the need to satisfy such obligations is remote.

11. LITIGATION

    A number of lawsuits have been filed against life and health insurers in the jurisdictions in which EVLICO does business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive amounts, or in substantial settlements. In some states juries have substantial discretion in awarding punitive damages. EVLICO, like other life and health insurers, from time to time is involved in such litigation as well as other legal actions and proceedings in connection with its businesses. Some of these litigations have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on EVLICO's financial position or results of operations.

12. STATUTORY FINANCIAL INFORMATION

    EVLICO is restricted as to the amounts it may pay as dividends to Equitable Life. Under the New York Insurance Law, the New York Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For the years ended December 31, 1995, 1994 and 1993, statutory (loss) earnings totaled $(102.5) million, $27.3 million and $(88.4) million, respectively. No amounts are expected to be available for dividends from EVLICO to Equitable Life in 1996.

    At December 31, 1995, EVLICO, in accordance with various government and state regulations, had $4.2 million of securities deposited with such government or state agencies.

    Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles EVLICO's net change in statutory surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings and equity on a GAAP basis.


                                                                                       YEARS ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Net change in statutory surplus and capital stock................   $       (56.6)      $       64.8       $      184.4
     Change in asset valuation reserves...............................            57.8               18.5               26.0
                                                                        -----------------   ----------------   -----------------

     Net change in statutory surplus, capital stock
        and asset valuation reserves..................................             1.2               83.3              210.4
     Adjustments:
        Future policy benefits and policyholders' account balances....           (12.9)             (13.5)             (22.5)
        Initial fee liability.........................................           (34.2)             (20.3)             (11.6)
        Deferred policy acquisition costs.............................            25.1               34.7               62.2
        Deferred Federal income taxes.................................           (29.7)             (20.2)             (23.9)
        Valuation of investments......................................            38.3               19.9               25.9
        Limited risk reinsurance......................................           146.9                 .1               (5.4)
        Contribution from Equitable Life..............................          (125.0)             (50.0)            (250.0)
        Other, net....................................................            46.4                2.0               41.7
                                                                        -----------------   ----------------   -----------------

     Net Earnings.....................................................   $        56.1       $       36.0       $       26.8
                                                                        =================   ================   =================


                                                                                             DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1995               1994                1993
                                                                        -----------------   ----------------   -----------------
                                                                                             (IN MILLIONS)

     Statutory surplus and capital stock..............................   $       720.9       $      777.6       $      712.7
     Asset valuation reserves.........................................           146.1               88.3               69.8
                                                                        -----------------   ----------------   -----------------

     Statutory surplus, capital stock and asset valuation reserves....           867.0              865.9              782.5
     Adjustments:
        Future policy benefits and policyholders' account balances....          (367.4)            (354.5)            (341.1)
        Initial fee liability.........................................          (234.7)            (200.5)            (180.3)
        Deferred policy acquisition costs.............................         2,037.8            2,077.1            1,946.7
        Deferred Federal income taxes.................................          (222.1)            (134.4)            (159.5)
        Valuation of investments......................................            68.4             (219.2)               4.4
        Limited risk reinsurance......................................          (231.7)            (378.6)            (378.7)
        Postretirement and other pension liabilities..................          (111.6)            (105.8)            (122.7)
        Other, net....................................................           (68.0)            (101.1)             (98.6)
                                                                        -----------------   ----------------   -----------------

     Shareholder's Equity.............................................   $     1,737.7       $    1,448.9       $    1,452.7
                                                                        =================   ================   =================

    REPORT OF INDEPENDENT ACCOUNTANTS

    To the Board of Directors and Shareholders of Equitable Variable Life Insurance Company

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Equitable Variable Life Insurance Company and its subsidiaries ("EVLICO") at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of EVLICO's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 2 to the consolidated financial statements, EVLICO changed its methods of accounting for loan impairments in 1995, for postemployment benefits in 1994 and for investment securities in 1993.






    PRICE WATERHOUSE LLP
    New York, New York
    February 7, 1996

                                                                      APPENDIX A


MANAGEMENT

Here is a list of our directors and principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, the following persons have been involved in the management of Equitable and its subsidiaries in various positions for the last five years. Unless otherwise noted, their address is 787 Seventh Avenue, New York, New York 10019.


NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-----------------------                -------------------------

DIRECTORS

Michel Beaulieu......................  Director of Equitable Variable since February 1992. Senior Vice President,  Equitable,  since
                                       September 1991; prior thereto,  Chief Life Actuary AXA group 1989 to 1991;  Managing Director
                                       Blondeau & CIE (France) 1986 to 1989. Director, Equity & Law (London).

Laurent Clamagirand..................  Director of Equitable  Variable since February 1995;  Vice  President,  Financial  Reporting,
                                       Equitable,  since March 1996; prior thereto, Director from November 1994 to March 1996; prior thereto,  International Controller, AXA, January 1990 to October 1994; Director, Equitable of
                                       Colorado, since March 1995.

William T. McCaffrey.................  Director of Equitable  Variable  since  February  1987;  Senior  Executive Vice President and
                                       Chief Operating Officer,  Equitable Life, since February 1996; prior thereto,  Executive Vice
                                       President,  since  February  1986 and  Chief  Administrative  Officer  since  February  1988;
                                       Director,  Equitable Life, since February 1996 and Equitable Foundation since September 1986.

Michael J. Rich......................  Director of  Equitable  Variable  since May 1995.  Senior Vice  President,  Equitable,  since
                                       October  1994;  prior  thereto,  Vice  President of  Underwriting,  John Hancock  Mutual Life
                                       Insurance Co. since 1988.

Jose S. Suquet.......................  Director of Equitable Variable since January 1995.  Executive Vice President and Chief Agency
                                       Officer,  Equitable,  since August 1994;  prior thereto,  Agency  Manager,  Equitable,  since
                                       February 1985.

OFFICERS -- DIRECTORS

James M. Benson......................  President and Chief Executive  Officer,  Equitable  Variable since March 1996; prior thereto,
                                       President from December 1993 to March 1996; Vice Chairman of the Board,  Equitable  Variable,
                                       July 1993 to December  1993.  President & Chief  Executive  Officer,  Equitable  Life,  since
                                       February 1996;  President and Chief Operating Officer,  Equitable,  February 1994 to present;
                                       Senior  Executive  Vice  President,  April 1993 to February 1994.  Prior thereto,  President,
                                       Management  Compensation Group, 1983 to February 1993.  Director,  Alliance Capital,  October
                                       1993 to present;  National Mutual  Association of Australasia,  September 1995 to present and
                                       AXA Re Life Insurance Co., January 1995 to present.

Harvey Blitz.........................  Vice President,  Equitable  Variable since April 1995;  Director of Equitable  Variable since
                                       October 1992. Senior Vice President,  Equitable, since September 1987. Senior Vice President,
                                       The Equitable Companies  Incorporated,  since July 1992. Director,  Equico Securities,  Inc., since  September  1992;  Equitable of Colorado,  since  September  1992;  Equisource  and its subsidiaries  since October 1992, and Chairman of the Board  Frontier  Trust since  September
                                       1995 and Director of Equitable Distributors, Inc. since February 1995.


Gordon Dinsmore......................  Senior Vice  President,  Equitable  Variable,  since  February 1991.  Senior Vice  President,
                                       Equitable,  since September 1989; prior thereto, various other Equitable positions.  Director and Senior Vice  President,  March 1991 to present,  Equitable  of Colorado;  Director,  FHJV
                                       Holdings,  Inc., December 1990 to present;  Director,  Equitable  Distributors,  Inc., August
                                       1993 to present, and Director, Equitable Foundation, May 1991 to present.

Jerry de St. Paer....................  Senior  Investment  Officer,  Equitable  Variable,  since April 1995;  Director of  Equitable
                                       Variable  since April 1992.  Senior  Executive  Vice  President  & Chief  Financial  Officer,
                                       Equitable  Life,  since  February  1996;  prior  thereto,  Executive  Vice  President & Chief
                                       Financial  Officer,  Equitable,  since April 1992;  Executive Vice  President  since December
                                       1990;  Senior Vice President & Treasurer June 1990 to December 1990;  Senior Vice  President,
                                       Equitable  Investment  Corporation,  January 1987 to January 1991; Executive Vice President &
                                       Chief Financial Officer,  The Equitable  Companies  Incorporated,  since May 1992;  Director,
                                       Economic Services Corporation & various Equitable subsidiaries.


NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-----------------------                -------------------------

OFFICERS -- DIRECTORS (Continued)

Joseph J. Melone.....................  Chairman of the Board,  Equitable Variable since March 1996;  Chairman of the Board and Chief
                                       Executive Officer,  Equitable  Variable,  November 1990 to March 1996; Chairman of the Board,
                                       Equitable  Life,  since  February  1996;  prior  thereto,  Chairman  of the  Board  and Chief
                                       Executive Officer,  Equitable,  February 1994 to February 1996; President and Chief Executive
                                       Officer,  September  1992 to  February  1994;  President  and Chief  Operating  Officer  from
                                       November  1990 to  September  1992.  President  & Chief  Executive  Officer of The  Equitable
                                       Companies  Incorporated  since February 1996;  prior thereto,  President and Chief  Operating
                                       Officer since July 1992.  Prior  thereto,  President,  The  Prudential  Insurance  Company of
                                       America,  since  December  1984.  Director,  Equity & Law (United  Kingdom) and various other
                                       Equitable subsidiaries.

Peter D. Noris.......................  Executive Vice President and Chief Investment Officer,  Equitable  Variable,  since September
                                       1995.  Director of Equitable  Variable  since June 1995.  Executive  Vice President and Chief
                                       Investment  Officer,  Equitable,  since May 1995;  prior  thereto,  Vice  President,  Salomon
                                       Brothers,  Inc., 1992 to 1995; Principal of Equity Division,  Morgan Stanley & Co. Inc., from
                                       1984 to 1992. Director, various Equitable subsidiaries.

Samuel B. Shlesinger.................  Senior Vice President,  Equitable  Variable,  since February 1988.  Senior Vice President and
                                       Actuary,  Equitable; prior thereto, Vice President and Actuary.  Director,  Chairman and CEO,
                                       Equitable of Colorado.

Dennis D. Witte......................  Senior Vice  President,  Equitable  Variable,  since  February 1991;  Senior Vice  President,
                                       Equitable,  since July 1990;  prior thereto,  various other  Equitable  positions;  Director,
                                       Equitable Distributors, Inc. since February 1995.

OFFICERS

Kevin R. Byrne.......................  Treasurer,   Equitable  Variable,   since  September  1990;  Vice  President  and  Treasurer,
                                       Equitable,  since September 1993; prior thereto,  Vice President from March 1989 to September
                                       1993. Vice President and Treasurer,  The Equitable Companies Incorporated,  September 1993 to
                                       present;  Frontier Trust since August 1990;  Equisource and its subsidiaries  October 1990 to present.

Stephen Hogan........................  Vice President and Controller,  Equitable Variable, February 1994 to present. Vice President,
   135 West 50th Street                Equitable,  January 1994 to present;  prior thereto,  Controller,  John Hancock subsidiaries,
   New York, New York 10020            from 1987 to December 1993.

J. Thomas Liddle, Jr.................  Senior Vice President and Chief Financial Officer,  Equitable Variable,  since February 1986.
                                       Senior Vice  President,  Equitable,  since April 1991;  prior  thereto,  Vice  President  and
                                       Actuary, Equitable; Director, Equitable of Colorado since December 1985.

William A. Narducci..................  Vice President and Chief Claims  Officer,  Equitable  Variable,  since  February  1989.  Vice
   200 Plaza Drive                     President, Equitable, since February 1988; prior thereto, Assistant Vice President.
   Secaucus, New Jersey 07096

John P. Natoli.......................  Vice President and Chief Underwriting Officer,  Equitable Variable, since February 1988. Vice
                                       President, Equitable.

                                                                      APPENDIX B



COMMUNICATING PERFORMANCE DATA

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting the Separate Account and the Trust and may compare the performance or ranking of the Separate Account Funds and Trust portfolios with (1) that of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds,
(2) other appropriate indices of investment securities and averages for peer universes of funds, or (3) data developed by us derived from such indices or averages. Advertisements or other communications furnished to present or prospective policyowners may also include evaluations of a Separate Account Fund or Trust portfolio by financial publications that are nationally recognized such as Barron's, Morningstar's Variable Annuities / Life, Business Week, Forbes, Fortune, Institutional Investor, Money, Kiplinger's Personal Finance, Financial Planning, Investment Adviser, Investment Management Weekly, Money Management Letter, Investment Dealers Digest, National Underwriter, Pension & Investments, USA Today, Investor's Daily, The New York Times, The Wall Street Journal, the Los Angeles Times and the Chicago Tribune.

Performance data for peer universes of funds with similar investment objectives are compiled by Lipper Analytical Services, Inc. (Lipper) in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey) and Morningstar, Inc. in the Morningstar Variable Annuity / Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 funds underlying variable annuity and life insurance products. The Lipper Survey divides these actively managed funds into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which differ in terms of the types of fees reflected in performance data. The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts. The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects asset-based charges that relate only to the underlying mutual fund.


The Morningstar Report consists of over 700 variable life and annuity funds, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.




LONG-TERM MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following chart presents historical return trends for various types of securities. The information presented, while not directly related to the performance of the Funds of the Separate Account or the Trust portfolios, may help to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your Incentive Life Plus premiums.

Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short-term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Common Stock Fund of the Separate Account may, therefore, be a desirable selection for policyowners who are willing to accept such risks. Policyowners who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their net premiums to those funds that invest primarily in common stock. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.


The chart on page A-2 illustrates the average annual compound rates of return over selected time periods between December 31, 1925 and December 31, 1995 for common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and Treasury Bills. The Consumer Price Index is shown as a measure of inflation for comparison purposes. The average annual returns assume the reinvestment of dividends, capital gains and interest.


The information presented is an historical record of unmanaged groups of securities and is neither an estimate nor a guarantee of future results. In addition, investment management fees and expenses and charges associated with a variable life insurance policy, are not reflected.

The rates of return illustrated do not represent returns of the Separate Account or the Trust and do not constitute a representation that the performance of the Separate Account funds or the Trust portfolios will correspond to rates of return such as those illustrated in the chart. For a comparative illustration of performance results of The Hudson River Trust, see page A-1 of the Trust's prospectus.

                         AVERAGE ANNUAL RATES OF RETURN



FOR THE
FOLLOWING                                       LONG-TERM        LONG-TERM      INTERMEDIATE          U.S.           CONSUMER
PERIODS ENDING                  COMMON         GOVERNMENT        CORPORATE       TERM GOV'T        TREASURY           PRICE
12/31/95:                       STOCKS            BONDS            BONDS            BONDS            BILLS            INDEX
--------                        ------            -----            -----            -----            -----             ----

 1 year..................        37.43            31.67            26.39            16.80             5.60             2.74
 3 years.................        15.26            12.82            10.47             7.22             4.13             2.72
 5 years.................        16.57            13.10            12.07             8.81             4.29             2.83
10 years.................        14.84            11.92            11.25             9.08             5.55             3.48
20 years.................        14.59            10.45            10.54             9.69             7.28             5.23
30 years.................        10.68             7.92             8.17             8.36             6.72             5.39
40 years.................        10.78             6.38             6.75             7.02             5.73             4.46
50 years.................        11.94             5.35             5.75             5.87             4.80             4.36
60 years.................        11.34             5.20             5.46             5.34             4.01             4.10
Since 1926...............        10.54             5.17             5.69             5.25             3.72             3.12
Inflation Adjusted
Since 1926...............         7.20             1.99             2.49             2.07             0.58             0.00
----------------------------



*Source: Ibbotson, Roger G. and Rex A. Sinquefield, STOCKS, BONDS, BILLS, AND INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 1996 YEARBOOK,(TM) Ibbotson Associates, Inc., Chicago. All rights reserved.


Common Stocks (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

Long-term Government Bonds -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty year maturity and a reasonably current coupon.


Long-term Corporate Bonds -- For the period 1969-1995, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969-1995; for the period 1926-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty year maturity.


Intermediate-term   Government  Bonds  --  Measured  by  a  one-bond  portfolio constructed each year containing a bond with approximately a five year maturity.

U.S. Treasury Bills -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

Inflation -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

VM-520
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                                                                  --------------
EQUITABLE VARIABLE LIFE                                             Bulk Rate
INSURANCE COMPANY                                                  U.S. Postage
Mailing Address:                                                      Paid
2 Penn Plaza                                                      Permit No. 148
New York, New York 10121                                          Brooklyn, N.Y.
                                                                  --------------






                         VARIABLE LIFE INSURANCE POLICY

                               [THE CHAMPION LOGO]

                                    ISSUED BY
                [EQUITABLE VARIABLE LIFE INSURANCE COMPANY LOGO]

VM 372                                       PROSPECTUS DATED SEPTEMBER 30, 1987


--------------------------------------------------------------------------------

                             THE HUDSON RIVER TRUST

                          PRINCIPAL OFFICE LOCATED AT:

                               787 SEVENTH AVENUE
                              NEW YORK, N.Y. 10019

HRT 102                                      PROSPECTUS DATED SEPTEMBER 30, 1987

[THE CHAMPION LOGO]
A VARIABLE LIFE INSURANCE POLICY

ISSUED BY

[EQUITABLE VARIABLE LIFE INSURANCE LOGO]
EQUITABLE VARIABLE LIFE INSURANCE COMPANY
NEW YORK, N.Y.

PROSPECTUS DATED SEPTEMBER 30, 1987

--------------------------------------------------------------------------------
In this prospectus, "Equitable Variable", "we", "our", and "us" mean Equitable Variable Life Insurance Company. We are a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States, a New York mutual life insurance company (Equitable).

"You" and "your" mean the policyowner. We refer to the person who is covered by the policy as the "insured", because the policyowner may be someone other than the insured.

--------------------------------------------------------------------------------
The Champion(TM) (Policy Form No. 85-11) is a scheduled premium variable whole life insurance policy with a level face amount. The Death Benefit, Account Value and Cash Surrender Value of a policy may vary based on the investment experience of the assets supporting the policy; however, a policy's Death Benefit will never be less than its face amount.

You direct the allocation of your premiums, net of certain deductions, among one or more of the investment divisions of Equitable Variable's Separate Account I. The assets in each division are invested in corresponding portfolios of The Hudson River Trust. The Trust is the successor to The Hudson River Fund, Inc. pursuant to an Agreement and Plan of Reorganization dated September 30, 1987.

The prospectus for the Trust, attached to this prospectus, describes the investment objectives, policies and risks of each of the Trust's Portfolios. Currently, High Yield, Aggressive Stock, Common Stock, Balanced and Money Market Portfolios are available under the Champion.

This is a permanent life insurance policy which provides insurance coverage and requires periodic premium payments over time. When purchasing this policy, you should consider your ability to pay these premiums on a periodic schedule. During the policy's early years, if you fail to pay premiums or surrender your policy you will incur a significant surrender charge.

A policy is serviced through the regional Life Insurance Center listed on page 3 of the policy when issued. Equitable Variable's Home Office is 787 Seventh Avenue, New York, N.Y. 10019, telephone (212) 714-5289.

You have the right to examine this policy and return it to us for a refund.

Read this prospectus carefully and keep it for future reference. This prospectus is not valid unless attached to a current prospectus for The Hudson River Trust.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Replacing existing insurance with the policy described in this prospectus may not be to your advantage. We recommend that you consult with your Equitable agent or financial adviser to determine if replacement would be to your advantage.

--------------------------------------------------------------------------------
M-372
Copyright 1987 Equitable Variable Life Insurance Company. All rights reserved.

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TABLE OF CONTENTS
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                                                                            PAGE
--------------------------------------------------------------------------------
PART 1 -- SUMMARY                                                              1
--------------------------------------------------------------------------------
       FEATURES OF THE CHAMPION                                                1
       -------------------------------------------------------------------------
       USING YOUR ACCOUNT VALUE                                                1
       -------------------------------------------------------------------------
       INVESTMENT CHOICES OF THE CHAMPION                                      2
       -------------------------------------------------------------------------
       DEDUCTIONS AND CHARGES                                                  2
       -------------------------------------------------------------------------
       ADDITIONAL INFORMATION                                                  3
       -------------------------------------------------------------------------
       CONDENSED FINANCIAL INFORMATION                                         4
       -------------------------------------------------------------------------
       HYPOTHETICAL ILLUSTRATIONS                                              5
--------------------------------------------------------------------------------
PART 2 -- DETAILED INFORMATION ABOUT EQUITABLE VARIABLE AND THE TRUST          6
--------------------------------------------------------------------------------
       EQUITABLE VARIABLE                                                      6
       -------------------------------------------------------------------------
       EQUITABLE                                                               6
       -------------------------------------------------------------------------
          Equitable's Investment In Equitable Variable                         6
          ----------------------------------------------------------------------
          Donaldson, Lufkin & Jenrette, Inc.                                   6
       -------------------------------------------------------------------------
       INVESTMENT CHOICES                                                      6
       -------------------------------------------------------------------------
       THE SEPARATE ACCOUNT AND ITS DIVISIONS                                  6
       -------------------------------------------------------------------------
          A Unit Investment Trust                                              6
          ----------------------------------------------------------------------
          The Investment Divisions Of The Separate Account                     6
          ----------------------------------------------------------------------
          Other Policies Use The Separate Account                              7
          ----------------------------------------------------------------------
          We Own The Assets Of The Separate Account                            7
       -------------------------------------------------------------------------
       THE TRUST                                                               7
       -------------------------------------------------------------------------
       PREDECESSORS OF THE TRUST                                               7
       -------------------------------------------------------------------------
       INVESTMENT OBJECTIVES OF THE PORTFOLIOS                                 8
       -------------------------------------------------------------------------
       THE TRUST'S INVESTMENT ADVISER                                          8
--------------------------------------------------------------------------------
PART 3 -- DETAILED INFORMATION ABOUT THE CHAMPION                              9
--------------------------------------------------------------------------------
       PREMIUMS                                                                9
--------------------------------------------------------------------------------
          You Direct The Investment Of Your Premiums                           9
          ----------------------------------------------------------------------
          Premium Reductions For Non-Smokers                                   9
          ----------------------------------------------------------------------
          Illustration Of Premium Rates                                        9
       -------------------------------------------------------------------------
       DEDUCTIONS FROM PREMIUMS                                               10
       -------------------------------------------------------------------------
          Annual Administrative Charge                                        10
          ----------------------------------------------------------------------
          Additional First Year Administrative Charge                         10
          ----------------------------------------------------------------------
          Risk Charge                                                         10
          ----------------------------------------------------------------------
          Front-End Sales Load                                                10
          ----------------------------------------------------------------------
          State Premium Tax Charge                                            10
          ----------------------------------------------------------------------
          Example of Deductions From Premiums                                 11
       -------------------------------------------------------------------------
       SURRENDER CHARGE                                                       11
       -------------------------------------------------------------------------
       CHARGES AGAINST THE SEPARATE ACCOUNT                                   12
       -------------------------------------------------------------------------
          Cost of Insurance                                                   12
          ----------------------------------------------------------------------
          Charges For Mortality And Expense Risks                             12
          ----------------------------------------------------------------------
          Expenses Of The Trust                                               12
       -------------------------------------------------------------------------
       DEATH BENEFITS                                                         12
       -------------------------------------------------------------------------
       VARIABLE ADJUSTMENT AMOUNT                                             13
       -------------------------------------------------------------------------
          The Variable Adjustment Amount Is Cumulative                        14
          ----------------------------------------------------------------------
          Net Return                                                          14
          ----------------------------------------------------------------------
          How The Death Benefit Varies                                        14
       -------------------------------------------------------------------------
       ACCOUNT VALUES AND CASH SURRENDER VALUES                               15
       -------------------------------------------------------------------------
          How We Determine Account Value                                      15
          ----------------------------------------------------------------------
          How We Determine Cash Surrender Value                               15
       -------------------------------------------------------------------------
       POLICY LOANS                                                           15
       -------------------------------------------------------------------------
          How To Request A Loan                                               16
          ----------------------------------------------------------------------
          Repayment                                                           16
          ----------------------------------------------------------------------
          Policy Loan Interest                                                16
          ----------------------------------------------------------------------
          The Effect Of A Policy Loan                                         16
          ----------------------------------------------------------------------
          Additional Information About Adjustable Rates                       17
       -------------------------------------------------------------------------
       OTHER POLICY TRANSACTIONS                                              17
       -------------------------------------------------------------------------
          Returning The Policy For Cash                                       17
          ----------------------------------------------------------------------
          Transfers Among Investment Choices                                  18
          ----------------------------------------------------------------------
          When A Division Becomes Inactive                                    18
       -------------------------------------------------------------------------
       YOUR RIGHT TO EXAMINE THE POLICY                                       18
       -------------------------------------------------------------------------
       YOUR RIGHT TO EXCHANGE THE POLICY                                      18
       -------------------------------------------------------------------------
       YOUR POLICY CAN LAPSE                                                  19
       -------------------------------------------------------------------------
       OPTIONS ON LAPSE                                                       19
       -------------------------------------------------------------------------
          Payment Of Cash Option                                              19
          ----------------------------------------------------------------------
          Continued Insurance Option                                          19
          ----------------------------------------------------------------------
          Reinstatement Option                                                20
       -------------------------------------------------------------------------
       POLICY PERIODS, ANNIVERSARIES, DATES AND AGES                          20
       -------------------------------------------------------------------------
       LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY                            21
       -------------------------------------------------------------------------
       ADDITIONAL INFORMATION ABOUT THE CHAMPION                              21
       -------------------------------------------------------------------------
          When We Pay Proceeds                                                21
          ----------------------------------------------------------------------
          Your Payment Options                                                21
          ----------------------------------------------------------------------
          Additional Benefits You May Get By Rider                            22
          ----------------------------------------------------------------------
          Beneficiary                                                         23
          ----------------------------------------------------------------------
          Assignment                                                          23
          ----------------------------------------------------------------------
          Premium Payments By Salary Allotment                                23
          ----------------------------------------------------------------------
          Employee Benefit Plans                                              23
          ----------------------------------------------------------------------
          You Will Receive Periodic Reports                                   23
          ----------------------------------------------------------------------
          Dividends                                                           23
--------------------------------------------------------------------------------
PART 4 -- ADDITIONAL INFORMATION                                              24
--------------------------------------------------------------------------------
       TAX EFFECTS                                                            24
       -------------------------------------------------------------------------
          Policy Proceeds                                                     24
          ----------------------------------------------------------------------
          Pension And Profit Sharing Plans                                    24
          ----------------------------------------------------------------------
          Our Income Taxes                                                    25
          ----------------------------------------------------------------------
          Tax Reform                                                          25
          ----------------------------------------------------------------------
          Income Tax Withholding                                              25
       -------------------------------------------------------------------------
       YOUR VOTING PRIVILEGES                                                 25
       -------------------------------------------------------------------------
          General                                                             25
          ----------------------------------------------------------------------
          Voting Privileges Of Others                                         26
          ----------------------------------------------------------------------
          Determining Your Vote                                               26
          ----------------------------------------------------------------------
          Law Changes May Affect Your Voting Privileges                       27
       -------------------------------------------------------------------------
       OUR RIGHTS                                                             27
       -------------------------------------------------------------------------
          Substitution of Trust Shares                                        27
       -------------------------------------------------------------------------
       SALES AND OTHER AGREEMENTS                                             27
       -------------------------------------------------------------------------
          Sales By Agents Of Equitable                                        27
          ----------------------------------------------------------------------
          Commission Schedule                                                 28
          ----------------------------------------------------------------------
          Sales By Brokers                                                    28
          ----------------------------------------------------------------------
          Applications                                                        28
          ----------------------------------------------------------------------
          Joint Services Agreement                                            28
       -------------------------------------------------------------------------
       REGULATION                                                             28
       -------------------------------------------------------------------------
       LEGAL PROCEEDINGS                                                      28
       -------------------------------------------------------------------------
       LEGAL MATTERS                                                          28
       -------------------------------------------------------------------------
       FINANCIAL AND ACTUARIAL EXPERTS                                        29
       -------------------------------------------------------------------------
       ADDITIONAL INFORMATION                                                 29
       -------------------------------------------------------------------------
       MANAGEMENT                                                             29
--------------------------------------------------------------------------------
PART 5 -- ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND CASH
          SURRENDER VALUES, AND ACCUMULATED PREMIUMS                          32
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PART 6 -- FINANCIAL STATEMENTS                                                39
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THE PURPOSE OF THE POLICY WE ARE OFFERING IS TO PROVIDE INSURANCE PROTECTION FOR A POLICY'S BENEFICIARY. WE DO NOT CLAIM THAT THE POLICY IS IN ANY WAY SIMILAR TO OR COMPARABLE TO A MUTUAL FUND'S SYSTEMATIC INVESTMENT PLAN.
--------------------------------------------------------------------------------
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OF THE CHAMPION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY SUPPLEMENT HERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY EQUITABLE VARIABLE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PART 1 -- SUMMARY

--------------------------------------------------------------------------------
The summary contained in this Part 1 is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus. Unless indicated otherwise, this prospectus assumes that all premiums are paid on time and there is no outstanding policy loan. The description of The Champion in this prospectus is subject to the terms of the policy you buy and any supplement or endorsement to it. You may review a copy of our policy and any supplement or endorsement to it on request.

--------------------------------------------------------------------------------
FEATURES OF
THE CHAMPION

PREMIUMS. This policy requires premium payments on a regular basis (monthly, quarterly, semi-annually or annually) for life. We guarantee that a premium will not increase once it has been determined. The size of an annual premium depends on the initial face amount and the insured's risk class, age and sex. The initial face amount must be at least $50,000. Failure to pay premiums will result in the lapse of your policy. See "Surrender Charge" in Part 3.

For non-smokers who meet our requirements we reduce our premiums by approximately 7% for policies with face amounts under $200,000 and approximately 9% for larger policies.

DEATH BENEFIT. The Death Benefit under the policy may increase or decrease if the investment experience of the division or divisions of the Separate Account into which you choose to put your net annual premiums varies from the assumed investment return of 4-1/2%. The Death Benefit is adjusted annually on each policy anniversary. However, if the Account Value at the date of death, considered as a single premium, can buy more Death Benefit, then the Death Benefit will be this higher amount. The guaranteed minimum Death Benefit is the face amount of the policy regardless of the investment experience of the divisions of the Separate Account. See "Death Benefits" in Part 3.

ACCOUNT VALUE. We put your annual premiums, net of certain deductions, in one or more of the investment divisions of Equitable Variable's Separate Account I (the Separate Account). You decide whether your policy's net annual premium will be put entirely in one division or whether you want a percentage in two or more divisions.

The Account Value of a policy may vary daily to reflect the investment experience of the divisions of the Separate Account in which you have value. The Account Value is the tabular Account Value specified in the policy (based on a constant net investment return of 4-1/2% a year), adjusted for investment experience. Unlike the Death Benefit, which has a guaranteed minimum, we do not guarantee a minimum Account Value. You will bear the entire market risk for Account Value. You may request that all or part of your Account Value be transferred among the divisions of the Separate Account. See "Other Policy Transactions -- Transfers Among Investment Choices" in Part 3.

--------------------------------------------------------------------------------
USING YOUR
ACCOUNT VALUE

POLICY LOANS. You may borrow up to 90% of your policy's loan value during the first ten years and 100% thereafter. The loan value is based on your adjusted Cash Surrender Value. The Cash Surrender Value is the difference between the Account Value and the surrender charge which applies during the first ten policy years. Loans are available at a fixed interest rate of 5-1/2% or at an adjustable rate. The portion of your Cash Surrender Value equal to the amount you borrow is transferred out of the Separate Account and, therefore, is not affected by investment experience. You will, however, earn interest on amounts set aside to secure your loan. For a loan at a fixed interest rate of 5-1/2%, we will credit the assumed interest rate of 4-1/2%. For a loan at an adjustable rate, we will credit the adjustable loan interest rate less 0.75% (and less any charge for taxes) on the borrowed amounts. See "Policy Loans" in Part 3.

SURRENDERING YOUR POLICY FOR CASH. If you surrender your policy for cash, we will pay you the Cash Surrender Value less any outstanding loan and loan interest due. Subject to certain conditions, you may split your policy into two policies and return one for cash. See "Other Policy Transactions -- Returning The Policy For Cash" in Part 3.

TRANSFERS AMONG INVESTMENT CHOICES. You may transfer your Account Value among the divisions of the Separate Account up to four times in a policy year. See "Other Policy Transactions -- Transfers Among Investment Choices" in Part 3.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
INVESTMENT CHOICES
OF THE CHAMPION

THE TRUST. Each division of the Separate Account invests in a corresponding portfolio (Portfolio) of The Hudson River Trust (the Trust), a "series" type mutual fund. Each Portfolio has different investment objectives. Currently, the following Portfolios are available for investment by the corresponding divisions of the Separate Account:

o High Yield
o Aggressive Stock
o Common Stock
o Balanced
o Money Market

INVESTMENT ADVISERS. Equitable Capital Management Corporation (Equitable Capital) is the investment adviser of the Trust. Equitable Capital is registered with the Securities and Exchange Commission (SEC) as an investment adviser under the Investment Advisers Act of 1940. The maximum effective annual rate at which the Trust pays advisory fees is 0.55% of the average daily value of a Portfolio's aggregate net assets. HOWEVER, WE CREDIT THE CHAMPION POLICIES SO THAT THE TRUST'S ADVISORY FEES DO NOT EXCEED A 0.25% EFFECTIVE ANNUAL RATE.

For a full description of the Trust, see the attached Trust prospectus and the Trust's Statement of Additional Information referred to therein.

--------------------------------------------------------------------------------
DEDUCTIONS AND
CHARGES

DEDUCTIONS FROM PREMIUMS. Your net annual premium is put into the Separate Account each year. Deductions are made from your payments for any optional insurance benefits, a front-end sales load at a maximum of 5% per year, state premium taxes, annual administrative expenses and a risk charge for the guaranteed minimum Death Benefit. In the first policy year we also deduct a fixed charge for expenses incurred in issuing the policy. See "Deductions From Premiums" in Part 3.

Commissions and other sales expenses in any year are paid by Equitable Variable. They do not represent a charge against your premiums. During the early policy years, these sales expenses will be considerably higher than the sales charges that will be collected for those years. See "Sales And Other Agreements" in Part 4.

CHARGES AGAINST THE SEPARATE ACCOUNT. The amount in the divisions of the Separate Account credited to your policy is decreased by the cost of your insurance protection. Also, the investment experience of the Separate Account reflects a daily charge we make at an effective annual rate of 0.50% of the value of the policy assets of the Separate Account for certain mortality and expense risks. In addition, we reserve the right to make a charge in the future for taxes or provisions made for taxes. Any charges against the divisions will have an impact on whether the divisions earn more than the assumed rate of 4-1/2% and whether your policy's Death Benefit increases above the guaranteed minimum. See "Charges Against The Separate Account" in Part 3.

EXPENSES OF THE TRUST. Shares of the Trust are purchased and redeemed at their net asset value which reflects management fees and other expenses already deducted from the assets of the Trust. The Trust does not impose a sales charge. See "The Trust" in Part 2.

SURRENDER CHARGE. If you surrender your policy or allow it to lapse before its tenth anniversary you will incur a surrender charge. The charge is a maximum of 22-1/2% of the premiums paid if the surrender is during the first policy year. Thereafter the percentage of total premiums declines until it reaches zero at the end of the tenth policy year. See "Surrender Charge" and "Your Policy Can Lapse" in Part 3.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ADDITIONAL
INFORMATION

YOUR RIGHT TO EXAMINE THE POLICY. You have a limited right to return your policy for cancellation and a full refund of premiums paid. Your request must be postmarked by the latest of

o 10 days after you receive your policy; or
o 10 days after we mail a written Notice of Withdrawal Right; or
o 45 days after Part 1 of the policy application was signed.

Also, within 24 months of a policy's issue date, you may exchange it for a fixed whole life policy issued by us on the life of the insured without submitting proof of insurability.

INCOME TAXES. Generally, the Death Benefit paid to the beneficiary of this policy is not subject to Federal income tax. In addition, under current Federal tax law, you do not have to pay income tax on any increase in your Account Value unless the policy is surrendered or allowed to lapse. See "Tax Effects" in Part 4.

YOUR POLICY CAN LAPSE. This policy will remain in force for the life of the insured person unless you fail to pay premiums or unless the unpaid portion of any policy loan plus unpaid loan interest exceeds the Cash Surrender Value of your policy. See "Your Policy Can Lapse" in Part 3.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CONDENSED
FINANCIAL
INFORMATION

The effective annual net rates of return for the Common Stock Division from the date on which premiums were first allocated to its predecessor, January 13, 1976, to December 31, 1986 was 14.36%. For the same period ended December 31, 1986, the average annual increase for the Standard and Poor's 500 Stock Index with dividends reinvested was 14.06%. (Standard and Poor's is an unmanaged index of groups of common stocks.)

The effective annual net rates of return for the Money Market Division from the date on which premiums were first allocated to its predecessor, August 21, 1981, to December 31, 1986 was 9.60%.

The tables below show the actual net returns of the Common Stock and Money Market Divisions of the Separate Account, as if the Reorganization discussed under "Predecessors Of The Trust" in Part 2 had always been in effect. The tables show the actual net returns of the predecessors of the Common Stock and Money Market Divisions operating as management investment companies prior to the Reorganization. The same results would have been achieved if the Separate Account had operated as a unit investment trust investing in the Trust for all the periods shown with the operations of the Trust having been as currently reported in the Trust's separate Prospectus and Statement of Additional Information. The tables break the net return into its component parts. The tables reflect mortality and expense risk charges but do not reflect cost of insurance charges. See "Charges Against the Separate Account."

When you examine the tables, remember that the percentages apply to a policy with its policy year starting on the first day of the periods shown and apply to a policy that would have been in force throughout the periods shown. Because they are determined each December 31, the percentages do not reflect the average net assets in the Common Stock and Money Market Divisions during those periods. To get a more complete picture of the Separate Account and its divisions, refer to the financial statements and related notes in the Statement of Additional Information for the Trust.

------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DIVISION                                                                                                    January 13,
                                                          Year Ended December 31,                                            1976 to
                       ----------------------------------------------------------------------------------------------   December 31,
                         1986      1985     1984      1983      1982     1981      1980      1979     1978      1977      1976(a)(b)
                       -------------------------------------------------------------------------------------------------------------
NET RETURN:
Income(c)                1.55 %    2.92 %   3.22 %    2.65 %    4.64 %   4.02 %    4.35 %    3.91 %   4.06 %    3.49 %       2.63 %
Net realized and
   unrealized gain
   (loss) on
   investments          16.04 %   30.91 %  (4.68)%   24.06 %   13.58 %  (9.40)%   46.48 %   26.56 %   4.72 %  (12.26)%       7.00 %
                        -----     -----     ----     -----     -----     ----     -----     -----     ----     -----         ----
Gross Return            17.59 %   33.83 %  (1.46)%   26.71 %   18.22 %  (5.38)%   50.83 %   30.47 %   8.78 %   (8.77)%       9.63 %
Expense charges(c)       (.59)%    (.74)%   (.74)%    (.94)%    (.95)%   (.70)%   (1.13)%    (.98)%   (.81)%    (.69)%       (.77)%
                        -----     -----     ----     -----     -----     ----     -----     -----     ----     -----         ----
Net Return              17.00 %   33.09 %  (2.20)%   25.77 %   17.27 %  (6.08)%   49.70 %   29.49 %   7.97 %   (9.46)%       8.86 %
                        =====     =====     ====     =====     =====     ====     =====     =====     ====     =====         ====

------------------------------------------------------------------------------------------------------------------------------------
MONEY MARKET DIVISION                                                Year Ended December 31,                         August 21, 1981
                                                            ------------------------------------------               to December 31,
                                                            1986     1985(d)   1984     1983      1982                    1981(a)(b)
                                                            ------------------------------------------------------------------------
NET RETURN:
Income(c)                                                   6.83 %   8.65 %   11.00 %   9.56 %   13.53%                     5.46 %
Net realized and unrealized gain (loss) on investments      0.03 %   (.09)%     .42 %   (.06)%     .03%                      .06 %
                                                            ----     ----     -----     ----     -----                      ----
Gross Return                                                6.86 %   8.56 %   11.42 %   9.50 %   13.56%                     5.52 %
Expense charges(c)                                          (.55)%   (.60)%    (.84)%   (.83)%    (.84)%                    (.35)%
                                                            ----     ----     -----     ----     -----                      ----
Net Return                                                  6.31 %   7.96 %   10.58 %   8.67 %   12.72%                     5.17 %
                                                            ====     ====     =====     ====     =====                      ====

--------------------------------------------------------------------------------

S(a) Date as of which net premiums under variable life policies were first allocated to the predecessor of the division.

(b) The gross return and the net return for the periods indicated are not annual rates of return.

(c) Subsequent to March 22, 1985, the advisory service fees have been deducted in arriving at income rather than as an expense charge.

(d) Net return for 1985 has been adjusted to reflect a recalculation of the net return of the division.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
HYPOTHETICAL
ILLUSTRATIONS

The following illustrations are based on the assumptions that since January 1, 1976 The Champion policy had been available and the Separate Account and the Trust had been operating in the same manner as they now operate.

Each of these examples of past investment performance is for a specific age, sex, risk class, premium amount and policy anniversary. The benefits illustrated under this policy are calculated on the policy anniversary and do not represent the average net investment performance of our pre-Reorganization Separate Accounts during the policy year. The guaranteed minimum Death Benefit is the face amount of the policy and does not vary based on investment performance. The difference between the Account Value and the Cash Surrender Value is the surrender charge. These examples assume that net premiums and related Account Values and Cash Surrender Values are 100% in the respective divisions of the Separate Account for the entire period illustrated. PAST INVESTMENT RESULTS SHOULD NOT BE DEEMED A REPRESENTATION OF FUTURE INVESTMENT EXPERIENCE OF THE DIVISIONS OF THE SEPARATE ACCOUNT OR INVESTMENT PERFORMANCE OF THE TRUST.

For illustrations based on various constant hypothetical annual investment returns, see "Illustrations Of Death Benefits, Account Values And Cash Surrender Values, And Accumulated Premiums" in Part 5.

COMMON STOCK DIVISION. The following example shows how the net return of the Common Stock Division would have affected the Death Benefits, Account Values and Cash Surrender Values of an annual premium policy dated January 1, 1976. Assume a premium of $500 and that the insured was a 25 year old male on January 1, 1976.

                                  THE CHAMPION
--------------------------------------------------------------------------------
                      VARIABLE WHOLE LIFE INSURANCE POLICY
                       ($53,427 Face Amount Standard Risk)

-------------------------------------------------------------------------------------------------
                                                  Cash                                 Guaranteed
Policy Anniversary        Account            Surrender                Death               Minimum
on January 1 of             Value                Value              Benefit         Death Benefit
-------------------------------------------------------------------------------------------------
       1977               $  184               $   81               $53,496               $53,427
       1978                  448                  310                53,427                53,427
       1979                  859                  686                53,427                53,427
       1980                1,510                1,307                54,732                53,427
       1981                2,881                2,651                60,033                53,427
       1982                3,006                2,758                58,209                53,427
       1983                3,817                3,560                59,947                53,427
       1984                5,316                5,095                64,871                53,427
       1985                5,465                5,341                62,905                53,427
       1986                7,783                7,783                70,973                53,427
       1987                9,625                9,625                76,259                53,427
-------------------------------------------------------------------------------------------------

This example reflects net investment income credited at the assumed rate of 4-1/2% from January 1, 1976 to January 12, 1976, and an actual rate of return for the Common Stock Division assuming the investment performance of the Trust's Common Stock Portfolio was the same as that of our pre-Reorganization Separate Account I starting January 13, 1976.

MONEY MARKET DIVISION. The following example shows how the net return of the Money Market Division would have affected the Death Benefits, Account Values and Cash Surrender Values of an annual premium policy dated January 1, 1982. Assume a premium of $500 and that the insured was a 25 year old male on January 1, 1982.

                                  THE CHAMPION
--------------------------------------------------------------------------------
                      VARIABLE WHOLE LIFE INSURANCE POLICY
                       ($53,427 Face Amount Standard Risk)

-------------------------------------------------------------------------------------------------
                                                  Cash                                 Guaranteed
Policy Anniversary        Account            Surrender                Death               Minimum
on January 1 of             Value                Value              Benefit         Death Benefit
-------------------------------------------------------------------------------------------------
       1983               $  195                $   91              $53,562               $53,427
       1984                  573                   436               53,721                53,427
       1985                1,004                   831               54,076                53,427
       1986                1,444                 1,242               54,357                53,427
       1987                1,890                 1,660               54,548                53,427
-------------------------------------------------------------------------------------------------

PART 2 -- DETAILED INFORMATION ABOUT EQUITABLE VARIABLE
          AND THE TRUST

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EQUITABLE VARIABLE

Equitable Variable, a wholly-owned subsidiary of Equitable, was organized in 1972 in New York State as a stock life insurance company. We are licensed to do business in all 50 states, Puerto Rico, the Virgin Islands and the District of Columbia.

We sell both traditional and innovative forms of life insurance designed to give policyowners maximum choice and flexibility. In 1976 we began selling variable life insurance policies with death benefits that varied with the experience of each policy's investment account. In 1983 we began selling variable life insurance policies which could be purchased with a single premium payment. In 1986, we began selling an individual flexible premium variable life policy designed to provide insurance coverage with flexibility in death benefits and premium payments. We also sell single premium annuity contracts, fixed life insurance, term life insurance and universal life insurance.

At the end of 1986, we had approximately $9.7 billion face amount of variable life insurance in force and $47.1 billion face amount of fixed life insurance in force. We also had $1.9 billion of fixed annuity payment obligations.

Our financial statements and those of the Separate Account are in Part 6.

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EQUITABLE

Equitable is a New York mutual life insurance company that has its home office at 787 Seventh Avenue, New York, New York 10019.

Equitable has been in business since 1859. Its total assets make it the third largest life insurance company in the United States. On December 31, 1986, these assets were approximately $55 billion. Equitable is also one of the largest managers of pension fund assets in the United States. On December 31, 1986, Equitable and its subsidiaries were managing pension fund assets of $66.2 billion and total assets of $102.7 billion. These assets include amounts in our General Account, Equitable's General Account and separate accounts, and other accounts managed by Equitable and Equitable Capital.

On December 31, 1986, Equitable Capital was managing approximately $30 billion in assets. Equitable Capital acts as an investment adviser to various separate accounts and general accounts of Equitable and other affiliated insurance companies. Equitable Capital also provides management and consulting services to mutual funds, endowment funds, insurance companies, foreign entities, and non-tax-qualified corporate funds, pension and profit-sharing plans, foundations and tax-exempt organizations.

EQUITABLE'S INVESTMENT IN EQUITABLE VARIABLE. Between the time Equitable Variable was organized and December 31, 1986, Equitable invested over $570 million in us. We have used the money to help meet operational costs and policy reserve requirements. Equitable will probably invest more money in us in the future, although it has no legal obligation to do so. Equitable's assets do not back the benefits that we pay under our policies.

DONALDSON, LUFKIN & JENRETTE, INC. Donaldson, Lufkin & Jenrette, Inc. (DLJ) is a wholly-owned subsidiary of Equitable. DLJ and its subsidiaries offer investment banking and securities services, market independently originated research to institutions and supply correspondent services, including order execution, securities clearance and other centralized financial services, to approximately 300 independent regional securities firms and 100 banks. To the extent permitted by law, we and our separate accounts, Equitable and its separate accounts, and companies affiliated with us, including the Trust, may engage in securities or other transactions with DLJ and its subsidiaries, including buying shares of affiliated investment companies.

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INVESTMENT
CHOICES

After making certain deductions from premiums, we put your net annual premiums in one or more of the divisions of the Separate Account. You decide how your policy's net annual premiums will be allocated. See "Premiums -- You Direct The Investment Of Your Premiums" in Part 3. The Separate Account also invests income or capital gains dividends received from the Fund in shares of the Fund.

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THE SEPARATE
ACCOUNT AND ITS
DIVISIONS

A UNIT INVESTMENT TRUST. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. This registration does not involve any supervision by the SEC of the management or investment policy of the Separate Account. A unit investment trust is a type of investment company.

THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT. The Separate Account has five investment divisions, each of which invests in shares of a corresponding Portfolio of the Trust. Currently, the Separate Account consists of High Yield, Aggressive Stock, Common Stock, Balanced and Money Market Divisions.
--------------------------------------------------------------------------------

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THE SEPARATE
ACCOUNT AND ITS
DIVISIONS
(continued)

OTHER POLICIES USE THE SEPARATE ACCOUNT. Owners of policies other than The Champion who have our variable life policies on a single premium basis, as well as on a periodic premium basis, also have monies placed in the Separate Account. We may also permit charges owed to us to stay in the Separate Account. Thus, we may also participate proportionately in the Separate Account. These accumulated amounts belong to us and we may transfer them from the Separate Account to our General Account.

WE OWN THE ASSETS OF THE SEPARATE ACCOUNT. Under New York law, we own the assets of the Separate Account and use them to support your policy and other variable life policies. The portion of the Separate Account's assets supporting these policies may not be used to satisfy liabilities arising out of any other business of ours. Under certain unlikely circumstances, one division of the Separate Account may be liable for claims relating to the operations of another division.

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THE TRUST

The Trust is an open-end diversified management investment company, more commonly called a mutual fund. As a "series" type of mutual fund, it issues several different "series" of stock, each of which relates to a different Trust Portfolio. The Trust does not impose a sales charge or "load" for buying and selling its shares. The Trust's shares are bought and sold by the Separate Account at net asset value. The Trust's custodian is The Chase Manhattan Bank, N.A.

The Trust sells its shares to separate accounts of insurance companies, both affiliated and not affiliated with Equitable. We currently do not foresee any disadvantages to our policyowners arising out of this. However, if we ever believe that any of the Trust's Portfolios is so large as materially to impair the investment performance of a Portfolio or the Trust, we will examine other investment options.

More detailed information about the Trust, its investment policies, risks, expenses and all other aspects of its operations, appears in its prospectus, which is attached to this prospectus, and in its Statement of Additional Information referred to therein.

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PREDECESSORS OF
THE TRUST

Pursuant to a Plan of Reorganization (Reorganization) approved at a meeting of our policyowners held on February 14, 1985, effective as of March 22, 1985, we restructured our Separate Accounts I and II into one separate account in unit investment trust form. To accomplish this restructuring, we converted our then existing Separate Account I, a Common Stock Account, and Separate Account II, a Money Market Account, into our continuing Separate Account I with two investment divisions: the Common Stock Division and the Money Market Division.

Our pre-Reorganization Separate Account I was established on June 28, 1973 and our pre-Reorganization Separate Account II was established on December 12, 1980. Both pre-Reorganization Separate Accounts were established under the insurance law of New York State as separate investment accounts.

On March 22, 1985, all of the assets and related liabilities of our former Separate Accounts I and II were transferred to the Common Stock and Money Market Portfolios of The Hudson River Fund, Inc., respectively, in exchange for shares in the Portfolios, and we ceased to be an investment adviser of our continuing Separate Account. The Separate Account no longer requires an investment adviser. The Reorganization did not change the policy values of then outstanding policies.

On September 30, 1987, pursuant to an Agreement and Plan of Reorganization approved by policyowners, The Hudson River Fund, Inc., a Maryland corporation, was reorganized as a Massachusetts business trust and its name was changed to The Hudson River Trust. Refer to the prospectus for the Trust for further information.

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INVESTMENT
OBJECTIVES OF THE
PORTFOLIOS

Each Portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each Portfolio will affect its return and its risks. Remember that the investment experience of the divisions of the Separate Account depends on the performance of the corresponding Portfolios. The policies and objectives of the Portfolios corresponding to the divisions available for investment under The Champion are as follows:

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Portfolio               Investment Policy                                       Objective
------------------------------------------------------------------------------------------------------------------------------------
High Yield              Primarily a diversified mix of high yield,              High return by maximizing current income and, to
                        fixed income securities involving greater               the extent consistent with that objective, capital
                        volatility of price and risk of principal and           appreciation
                        income than high quality fixed income securities

Aggressive Stock        Primarily common stocks and other                       Long-term growth of capital
                        equity-type securities issued by medium and
                        smaller sized companies with strong growth
                        potential

Common Stock            Primarily common stock and other equity-type            Long-term growth of capital and increasing income
                        instruments

Balanced                Common stocks, publicly-traded debt securities          High return through a combination of current
                        and high quality money market instruments               income and capital appreciation

Money Market            Primarily high quality short-term money market          High level of current income while preserving
                        instruments                                             assets and maintaining liquidity
------------------------------------------------------------------------------------------------------------------------------------

There is no guarantee that these objectives will be achieved.

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THE TRUST'S
INVESTMENT ADVISER

The Trust is advised by Equitable Capital, a wholly-owned subsidiary of Equitable. Equitable Capital is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. Equitable Capital's address is 1285 Avenue of the Americas, New York, New York 10019.

We credit the divisions of the Separate Account daily to offset investment advisory fees of the Trust which exceed a 0.25% effective annual rate and all other Trust expenses except (a) all brokers' commissions, transfer taxes and other fees and expenses for services relating to purchases and sales of Portfolio investments and (b) any Trust income tax liabilities. Equitable capital provides services pursuant to an investment advisory agreement for a fee based on the following maximum effective annual percentages of the average daily value of the aggregate net assets of each of the Portfolios. These annual percentages for the Portfolios corresponding to the divisions available for investment under The Champion are: 0.40% for the Common Stock, Balanced and Money Market Portfolios, 0.50% for the Aggressive Stock Portfolio and 0.55% for the High Yield Portfolio.

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PART 3 -- DETAILED INFORMATION ABOUT THE CHAMPION

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PREMIUMS

The size and frequency of your premium payments depend on the initial face amount, the mode of payment selected, and your risk class, age and sex. We will charge an additional premium if an extra mortality risk is involved or if you want certain optional insurance benefits. In general, premium rates for females will be lower than those for males. In Montana there will be no distinctions based on sex. The minimum face amount of a policy you may apply for is $50,000. The policy may be issued to age 75. Before issuing any policy, we require satisfactory evidence of insurability. If we do not issue a policy, we will refund any premium that has been paid. (Equitable guarantees the refund.)

Your premium is due on or before the due date shown in the policy and may be paid annually, semiannually, quarterly or monthly. Monthly payments may be made through a direct automatic payment plan arranged with your bank. You may request a change in the frequency of your premium payment by writing to your regional Life Insurance Center. Regardless of the frequency of your premium payment, your net annual premium is put into the Separate Account on your policy anniversary.

Premiums are payable over time for the insured's lifetime. However, we guarantee that your premium will not increase once it has been determined. Premiums are not affected by the investment experience of the Separate Account. If you fail to pay your premiums your policy will lapse. See "Your Policy Can Lapse".

YOU DIRECT THE INVESTMENT OF YOUR PREMIUMS. You direct how your net annual premiums will be applied to the divisions of the Separate Account. You can put your whole net annual premiums in one or more divisions of the Separate Account. Percentages cannot be fractions and must add up to 100.

You make your initial decision on the application for your policy. You may write to your regional Life Insurance Center at any time requesting to change your decision. Regardless of when you make your request, changes go into effect only on the next policy anniversary because we allocate net annual premiums to the Separate Account only on policy anniversaries. It may not always be possible to make a change that is received less than seven days before a policy anniversary. In this case, the change will not go into effect until the policy anniversary following the entire next policy year.

PREMIUM REDUCTIONS FOR NON-SMOKERS. We offer premium reductions that vary with age, sex and face amount if the insured is a standard risk and meets additional requirements as to smoking habits. The reduction will be approximately 7% for policies with face amounts under $200,000 and approximately 9% for larger policies. Non-smoker rates are available for ages 20 and over.

ILLUSTRATION OF PREMIUM RATES. The following table shows premium rates for each $1,000 of face amount for a $50,000 policy, which is the minimum, and for a $200,000 policy, which is the amount where our rates per $1,000 go down.

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                      ILLUSTRATIVE TABLE OF ANNUAL PREMIUM
                           FOR EACH $1,000 FACE AMOUNT
--------------------------------------------------------------------------------
 Male         $50,000 FACE AMOUNT                   $200,000 FACE AMOUNT
Issue     ----------------------------          ----------------------------
  Age     Standard Risk     Non-Smoker          Standard Risk     Non-Smoker
--------------------------------------------------------------------------------
   10            $ 5.73           n.a.                 $ 5.00           n.a.
   25              9.41         $ 8.80                   8.68         $ 7.92
   40             17.63          16.43                  16.88          15.38
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PREMIUMS
(continued)

Premiums for semi-annual, quarterly and monthly periods will be higher per year than the annual premium. This is due to a charge for loss of interest and added billing and collection costs. The following table compares annual and monthly premiums for standard risks:

--------------------------------------------------------------------------------
                COMPARATIVE TABLE OF ANNUAL AND MONTHLY PREMIUMS
                           FOR EACH $1,000 FACE AMOUNT
--------------------------------------------------------------------------------
     Male
    Issue                                                % Excess Of Total
      Age       Initial                                   Monthly Premiums
(Standard          Face      Annual      Monthly      For Policy Year Over
     Risk)       Amount       Basis        Basis           Annual Premiums
--------------------------------------------------------------------------------
       10      $ 50,000      $ 5.73        $ .52                       8.9%
                200,000        5.00          .44                       5.6
       25        50,000        9.41          .84                       7.1
                200,000        8.68          .76                       5.1
       40        50,000       17.63         1.55                       5.5
                200,000       16.88         1.46                       3.8

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DEDUCTIONS FROM
PREMIUMS

ANNUAL ADMINISTRATIVE CHARGE. We charge $40 in each policy year for administrative expenses. The charge is designed to cover the continuing costs of maintaining your policy, such as premium billing and collection, claim processing, policy transactions, recordkeeping, communicating with policyowners, and other expenses and overhead.

ADDITIONAL FIRST YEAR ADMINISTRATIVE CHARGE. In the first policy year we make a one-time administrative charge of $3.00 for each $1,000 of initial face amount of a policy with a face amount under $200,000. This charge is $.50 for each $1,000 of initial face amount for larger policies. This first year administrative charge is applied to the cost of processing applications, conducting medical examinations, establishing policy records, and determining insurability and assigning the insured to a risk class.

RISK CHARGE. We charge 2% of the basic annual premium to provide for the possibility that an insured will die at a time when, based on the investment experience of the Separate Account, the Death Benefit that would ordinarily be paid is less than the guaranteed minimum Death Benefit of the policy. The basic annual premium is the total annual premium for a standard mortality risk policy minus the $40 annual administrative charge and minus the premiums for any optional insurance benefits you take.

FRONT-END SALES LOAD. We make a charge that can be considered a "sales load". Our front-end sales load will not be more than 5% of the basic annual premium for each year. Commissions and other sales expenses in any year are paid by Equitable Variable. They do not represent a charge against premiums. During the early policy years, these sales expenses are considerably higher than the front-end sales load charged against the premium for that year. See "Sales And Other Agreements" in Part 4. We expect to recover our total sales expenses over the lifetimes of the insureds partly from the front-end sales load and partly from the surrender charge. To the extent sales expenses are not covered by such sources, we will cover them from other funds.

STATE PREMIUM TAX CHARGE. We deduct 2% of the annual premium for the risk class of the insured to cover state premium taxes payable by us. These taxes vary from state to state and the 2% rate is an average.

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DEDUCTIONS FROM
PREMIUMS
(continued)

EXAMPLE OF DEDUCTIONS FROM PREMIUMS. The following example (using the policies shown in "Illustrations Of Death Benefits, Account Values And Cash Surrender Values, And Accumulated Premiums" in Part 5) shows what amount of net annual premium would be put into the Separate Account at the start of each policy year. The net annual premium is the basic annual premium less the additional first year administrative charge, risk charge, front-end sales load and state premium tax charge.

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                 ILLUSTRATIVE TABLE OF DEDUCTIONS FROM PREMIUMS
--------------------------------------------------------------------------------
                                       Male              Male              Male
               Beginning of    Issue Age 10      Issue Age 25      Issue Age 40
                Policy Year   Standard Risk     Standard Risk     Standard Risk
--------------------------------------------------------------------------------
                                $300 Annual       $500 Annual     $1,000 Annual
                                    Premium           Premium           Premium
                                    -------           -------           -------
    POLICIES UNDER $200,000
       (Initial Face Amount)       ($52,739)         ($53,427)         ($57,041)
                   1st Year           78.58            258.59            702.75
         2nd Year and later          236.80            418.87            873.87

                              $1,000 Annual     $2,000 Annual     $4,000 Annual
                                    Premium           Premium           Premium
                                    -------           -------           -------
 POLICIES $200,000 AND OVER
       (Initial Face Amount)      ($200,000)        ($231,133)        ($237,411)
                   1st Year          774.00          1,668.78          3,485.19
         2nd Year and later          874.00          1,784.35          3,603.90

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SURRENDER CHARGE

There is a difference between the Account Value and the Cash Surrender Value of our policy in the first ten policy years. This difference is a surrender charge, a contingent deferred sales load against your Account Value. It is designed to recover expenses of distributing policies which are terminated in their early years.

The surrender charge does not affect Account Value transfers among divisions of the Separate Account, Separate Account investment experience, Death Benefits or the 24-month exchange right to fixed life insurance.

The surrender charge is a maximum of 22-1/2% of the basic annual premiums (as defined in "Deductions From Premiums -- Risk Charge") paid if the policy lapses or is surrendered during the first policy year. Thereafter, the surrender charge is a percentage of all basic annual premiums paid. This percentage declines until it reaches zero at the end of the tenth policy year. The following table shows the maximum surrender charge assuming the surrender occurs at the end of a policy year.

--------------------------------------------------------------------------------
                           TABLE OF SURRENDER CHARGES
--------------------------------------------------------------------------------
     End of                 Maximum             End of                 Maximum
Policy Year        Surrender Charge        Policy Year        Surrender Charge
--------------------------------------------------------------------------------
          1                 22-1/2%                  6                      9%
          2                 15                       7                      8
          3                 12-1/2                   8                      6
          4                 11                       9                      3
          5                 10                      10                      0
--------------------------------------------------------------------------------

If you surrender your policy or allow it to lapse in the first ten years and receive its net Cash Surrender Value, you will incur the surrender charge. Options available on lapse of a policy, whether taken as cash or placed on an insurance option on lapse, are also based on its net Cash Surrender Value.

Since the loan of value of the policy is based on the amount of Cash Surrender Value rather than on the Account Value, the surrender charge has the effect of reducing the amount available for a policyowner to borrow under a policy.

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CHARGES AGAINST
THE SEPARATE
ACCOUNT

We support the operations of a policy by putting the net annual premium (see "Deductions From Premiums") into the division or divisions of the Separate Account which the policyowner chooses. We do this when the policy is issued and, after that, at the beginning of each policy year. Even though the gross premium will be higher for an insured who is a high risk than the gross premium for an insured who is a standard risk, any Account Value that may build up on a policy covering a high risk insured will be the same as the Account Value that would build up on a policy covering a standard risk insured of the same age and sex, for the same amount, and having the same date of issue and allocation to the divisions of the Separate Account. This is also true for an insured who is a non-smoker, even though the gross premium for a non-smoker insured will be lower than the gross premium for an insured who is a standard risk but not a non-smoker.

The policy is designed so that the net annual premium put in the divisions of the Separate Account does not vary with the risk class of the insured. Therefore, we charge a higher gross premium for an insured who is a high risk to cover the extra risk of mortality. We charge a lower gross premium for non-smokers because of the expected lower mortality.

COST OF INSURANCE. Once the net annual premium is placed into the divisions of the Separate Account we charge for the cost of insurance based on the sex and attained age for the amount at risk without regard to differences in risk class. The amount at risk on policy anniversaries is the Death Benefit payable less the amounts in the divisions of the Separate Account in which a policy participates (adjusted for any loans). The cost of insurance is based on the 1980 Commissioner's Standard Ordinary Mortality Table, and generally increases with attained age. The cost of insurance differs in each year because, based on this mortality table, the probability of death generally increases with attained age and the amount at risk is different year by year. The dollar amount of the cost of insurance also depends on investment experience of the divisions of the Separate Account in which a policy participates. The cost of insurance for females will generally be less than that for males. In Montana, there will be no distinctions based on sex.

The amount in the divisions of the Separate Account in which your policy participates is further decreased (after the cost of your insurance protection) by the following charges.

CHARGES FOR MORTALITY AND EXPENSE RISKS. We charge the Separate Account for the mortality and expense risks we assume. The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. If this occurs, we have to pay a greater amount of Death Benefits than we expected in relation to the premiums we received. The expense risk we assume is that our costs of issuing and administering policies may be more than we estimated.

The charge is made daily at an effective annual rate of 0.50% of the value of the assets of each division of the Separate Account that are attributable to variable life policies. The money we collect from this charge may exceed the amount needed to cover benefits and expenses and would be our gain.

EXPENSES OF THE TRUST. The Separate Account purchases shares of the Trust at their net value which reflects the management fees and other expenses deducted from the assets of the Trust. The Trust does not impose a sales charge. See "The Trust" in Part 2.

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DEATH BENEFITS

We pay a Death Benefit (net of indebtedness) to the beneficiary of this policy when the insured dies. All or part of the Death Benefit can be paid in cash or applied under one or more of our payment options described under "Additional Information About The Champion -- Your Payment Options".

The Death Benefit will at least equal the face amount of the policy. Whether the Death Benefit is higher than this guaranteed minimum depends on the investment experience of the divisions of the Separate Account in which a policy participates. See "Illustrations Of Death Benefits, Account Values And Cash Surrender Values, And Accumulated Premiums" in Part 5.

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DEATH BENEFITS
(continued)

The Death Benefit will be the greater of (i) the guaranteed minimum Death Benefit, plus the sum (if positive) of the variable adjustment amounts (determined annually) in the divisions of the Separate Account in which you have Account Value, or (ii) the insurance coverage that can be purchased by the Account Value at the date of death.

The percentage change in the Death Benefit for any year is not the same as the net return for the preceding year and it is not necessarily related to current or future rates of inflation. In any year that the sum of the variable adjustment amounts increases (and is positive), the Death Benefit will increase. If the sum of the variable adjustment amounts is negative, investment experience cannot increase the Death Benefit above the guaranteed minimum until it has increased the variable adjustment amount of at least one division of the Separate Account so that the sum is positive. In any year that the sum of the variable adjustment amounts for the divisions decreases, the Death Benefit will decrease, unless it is already at the guaranteed minimum. See "Variable Adjustment Amount".

There is no guarantee that the investment experience of a division of the Separate Account, which will reflect the investment performance of the corresponding Portfolio of the Fund, will be sufficient to result in an increase in Death Benefits. However, the historical pattern of stock market investment performance has been one of long-range growth, and money market investments in recent years have returned more than 4-1/2%.

The amount of Death Benefit actually paid to the insured's beneficiary will be adjusted as of the date of the insured's death to reflect:

o any policy loans together with accrued interest;

o part of any unpaid premium due if the insured dies during the grace period;

o any premium paid for a period beyond the policy month in which the insured dies; and

o any insurance added to the policy by a rider.

In addition, we may challenge the validity of the policy based on material misstatement in the application or if the insured commits suicide within two years after the policy's date of issue. See "Limits On Our Right To Challenge The Policy".

If you have submitted an application and paid the first premium, we may, subject to certain conditions, provide a limited amount of temporary insurance on the person proposed to be insured. You may review a copy of our Temporary Insurance Agreement on request. Except as stated in the Temporary Insurance Agreement, no insurance will take effect: (a) until a policy is delivered and the full first premium for it is paid while the person proposed to be insured is living; (b) before the register date; and (c) unless the information in the application continues to be true and complete, without material change, as of the time the premium is paid.

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VARIABLE
ADJUSTMENT
AMOUNT

The variable adjustment amount for each division of the Separate Account is the amount of the Death Benefit that results from all past investment experience of that division. In the first policy year, the variable adjustment amount in each division of the Separate Account is zero. After that, the variable adjustment amount is the amount of insurance purchased by the difference between the actual rate of return and 4-1/2%. Therefore, a division's variable adjustment amount will not change in any year that the division's gross return minus the charges to that division results in a net return of 4-1/2%. If the net return is more than 4-1/2%, the variable adjustment amount will increase. The variable adjustment amount will increase because additional amounts of paid-up life insurance are purchased. If the net return is less than 4-1/2%, it will decrease. The variable adjustment amount will decrease because these additional amounts of paid-up life insurance are lost. The rates at which these additional amounts of paid-up life insurance are purchased or lost are based on sex and attained age and are guaranteed. These rates are specified in your policy when issued and generally increase with the attained age of the insured. The rates for females are generally lower than those for males; however, there will be no distinctions based on sex in Montana.

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VARIABLE
ADJUSTMENT
AMOUNT
(continued)

The variable adjustment amount for each division of the Separate Account is set on each policy anniversary. Once set, it remains the same for the following policy year. If it is set above the guaranteed minimum, we will be responsible for keeping it at that level until the next policy anniversary. You will bear the risk that it could drop on the next policy anniversary (but not below the guaranteed minimum).

THE VARIABLE ADJUSTMENT AMOUNT IS CUMULATIVE. Increases and decreases in the variable adjustment amount are carried into each succeeding year. The variable adjustment amount for a division of the Separate Account can be positive or negative. If it is positive, good investment experience will produce a larger variable adjustment amount. If it is negative, good investment experience must first offset the current negative variable adjustment amount before there can be a positive amount.

EXAMPLE: You were a 25 year old male when your policy was issued, and you have a variable whole life policy with a $500 annual premium (standard rates). Assume a hypothetical gross annual investment return of 0% for the first 9 policy years. This results in a negative variable adjustment amount. A net return of approximately 31.3% in the 10th policy year would affect the cumulative negative variable adjustment amount so that it would equal zero. Any net return above that would produce a positive variable adjustment amount. On the other hand, the negative variable adjustment amount may be offset over a number of years. Thus, if the gross return in the 10th policy year was 8% (net return of 7.19%), a net return of 7.19% in each of the seven following policy years would be required to produce a positive variable adjustment amount by the 18th policy year.

For a given net return, the greater the Account Value is in a division of the Separate Account, the greater the effect of investment experience on the variable adjustment amount. Therefore, in later policy years, when your total Account Value may be greater, investment experience may have a greater effect on the Death Benefit.

NET RETURN. The Death Benefit based on the net return of a division of the Separate Account is set on each policy anniversary. The net return depends on the division's investment experience from the first day of that policy year to the first day of the next policy year. It takes into account investment income, capital gains and capital losses (whether realized or unrealized) with respect to Trust shares owned by the division of the Separate Account and gains resulting from the reimbursement by us to the division of amounts corresponding to certain Trust expenses. The charges against the division are then deducted to determine the net return. The net return on a date during a policy year depends on the investment experience of the division from the first day of that policy year to that date and can effect Account Values, Cash Surrender Values and Death Benefits.

The net return of each division of the Separate Account is determined at the end of each business day. Generally, a business day is any day that we are open and the New York Stock Exchange is open. However, we are closed on Martin Luther King Day and the Friday after Thanksgiving Day.

The assets of each division of the Separate Account are valued by multiplying the number of Trust shares in each Division by the net asset value of such shares and is adjusted by the charge for mortality and expense risks. See the financial statements for the Separate Account in this prospectus.

The net return for a policy year is not the same as for a calendar year unless the policy anniversary is January 1.

A statement of the method we use to calculate net return is an exhibit to the Registration Statement we filed with the SEC. It will be furnished on request.

HOW THE DEATH BENEFIT VARIES. The following example shows how the Death Benefit varies from the guaranteed minimum as a result of investment experience. Assume that the insured was a 25 year old male when the policy was issued, that he has a variable whole life policy

--------------------------------------------------------------------------------

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VARIABLE
ADJUSTMENT
AMOUNT
(continued)

with a $500 annual premium (standard rates) and that the gross annual return for each of the first six policy years was 8% for each division or their combination (which is equal to a net return of 7.19%). Use the amounts from the "Illustrations Of Death Benefits, Account Values And Cash Surrender Values, And Accumulated Premiums" in Part 5.

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                                                    Variable
                              Guaranteed          Adjustment              Death
                                 Minimum +            Amount =          Benefit
--------------------------------------------------------------------------------
End of policy year 5             $53,427             $   775            $54,202
Increase                              --                 322           322(0.6%)
--------------------------------------------------------------------------------
End of policy year 6             $53,427             $ 1,097            $54,524
--------------------------------------------------------------------------------

If the gross annual return in the sixth policy year had been 0% (equal to a net return of -.75%), the Death Benefit would have been $53,373 (a 1.2% decrease). This reflects a decrease in the variable adjustment amount of $629.

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ACCOUNT VALUES
AND CASH
SURRENDER VALUES

HOW WE DETERMINE ACCOUNT VALUE. Your Account Value is the sum on any date of your Account Values in each division of the Separate Account in which your policy participates. There is no guaranteed minimum Account Value. If no premium is due and unpaid, your Account Value in a division equals the tabular Account Value (stated in the policy as of the end of each policy year) multiplied by the allocation percentage in effect, increased or decreased by the aggregate net single premium specified in the policy for the variable adjustment amount for that division.

The tabular Account Value is what the Account Value for the policy would be if all of the divisions of the Separate Account in which you had funds had a constant net investment return of 4-1/2% a year. The premium allocation percentage is the percentage of your current net annual premium allocated to each of the divisions. The net single premium is the one-time net cost at your sex and attained age to purchase one dollar of Death Benefit, as specified in your policy.

Adjustments during a year reflect a division's investment experience, the cost of insurance, premium payments, any indebtedness and any Account Value transfers. The Account Values for substandard risk policies and non-smoker policies are the same as for comparable standard risk policies.

HOW WE DETERMINE CASH SURRENDER VALUE. Your policy's Cash Surrender Value will vary daily with investment experience. There is no guaranteed minimum Cash Surrender Value. Cash Surrender Value is the same as Account Value except in the first ten years of the policy. During the first ten policy years the Cash Surrender Value on any date will equal the tabular cash value (which is stated in your policy) increased or decreased by the net single premium for the variable adjustment amount for that division of the Separate Account. After the tenth policy year, the Cash Surrender Value will equal the Account Value. The difference between the Cash Surrender Value and the Account Value is a surrender charge. See "Surrender Charge".

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POLICY LOANS

You may borrow money, using only your policy as security, up to the loan value of your policy. The loan value is a percentage of your Cash Surrender Value on the next premium due date with two adjustments. The first adjustment assumes that the net investment return is exactly 4-1/2% a year from the date of the loan to the next premium due date. The second adjustment is a discount at 5-1/2% a year from that due date back to the loan date.

The maximum percentage of your adjusted Cash Surrender Value that you may borrow is 90% during the first ten policy years. It is 100% after the tenth policy year. If the policy has lapsed and is continued under either the fixed or variable reduced paid-up option on lapse, you may borrow up to 100% of the adjusted cash value.

If you borrow your policy's entire loan value, you increase your risk of having your policy end. This might happen if the combination of policy loan interest (as it builds up), the cost of

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POLICY LOANS
(continued)

insurance, asset charges against the Separate Account, and investment experience of the divisions of the Separate Account where you have Cash Surrender Value uses up the remaining value. See "Your Policy Can Lapse".

Unless it is being used to pay premiums, we will not grant a loan that is not at least $100 more than any outstanding loan with accrued interest. The amount of your premium will not be affected by the fact you have a loan or by how you repay the loan. If a loan is made after the due date of a premium, that premium will be subtracted from the loan proceeds. If you request a loan in order to pay a premium, we will charge loan interest from the date we make the loan even if it is before the premium due date.

HOW TO REQUEST A LOAN. You may request a loan by contacting our regional Life Insurance Center. We allocate a loan based on the net Cash Surrender Value in each division of the Separate Account on the date the loan is made. We reallocate loans if you transfer Account Value. Whenever the loan with accrued interest from one division equals or exceeds the Account Value in that division, that division will become inactive for your policy. We will transfer the total Account Value and loan allocation to the other divisions. See "Other Policy Transactions -- When A Division Becomes Inactive".

REPAYMENT. You may repay all or part of any outstanding loan with accrued interest at any time while the policy is in effect and the insured is alive. Your repayment, whether full or partial, will be allocated among the divisions of the Separate Account in proportion to the loan allocation to each division at the time of repayment. The amount of any outstanding loan with accrued interest will be deducted from the Death Benefit or Cash Surrender Value proceeds.

POLICY LOAN INTEREST. You decide whether interest on your policy loan will be charged at a fixed rate of 5-1/2% or an adjustable loan interest rate. The adjustable rate is determined as of the beginning of each policy year, and will apply to any new or outstanding loan during that year. The adjustable rate will be the greater of (i) 5-1/2%, or (ii) the Monthly Average Corporate yield shown in the Corporate Bond Yield Averages published by Moody's Investors Services, Inc., for the month ending two months before the beginning of the policy year. However, if you have elected an adjustable loan interest rate, it will be the same for a policy year after the first as it was for the immediately preceding policy year if the formula above would produce a change of less than 1/2 of 1% from the rate applicable to your policy for the preceding year.

Interest is charged daily and is payable by the policyowner on each anniversary. However, if it is not paid, it will be compounded on the policy anniversary because it will be added to the loan principal. As to the deductibility of loan interest, see "Tax Effects -- Policy Proceeds" in Part 4.

THE EFFECT OF A POLICY LOAN. A loan against your policy will have a permanent effect on your Death Benefit, Account Value and Cash Surrender Value under this policy, even if the loan is repaid. When you take out a loan, we transfer part of the Cash Surrender Value equal to the amount of the loan from the divisions of the Separate Account in which your policy participates to our General Account. This amount is set aside as security for your loan. In addition, unpaid interest on the policy loan will be transferred to our General Account from time to time. The amount taken out of the divisions of the Separate Account will neither be affected by the divisions' investment experience nor be subject to the charges described in "Charges Against The Separate Account", while the loan is outstanding. However, you will earn a return on this amount.

If you have chosen the fixed interest rate alternative, we will credit your policy with a 4-1/2% annual return on any amount transferred to our General Account as a result of your policy loan. This can protect Cash Surrender Value and Death Benefits from decreasing if investment experience is below 4-1/2%. It will also prevent them from increasing if investment experience is above 4-1/2%.

If you have chosen an adjustable loan interest rate, we will credit your policy with a rate of return which is 0.75% below the interest rate that is charged as a result of your policy loan,

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POLICY LOANS
(continued)

minus any charges for taxes or amounts set aside as a provision for taxes. (We are not making charges for taxes or provisions for taxes now but we may make such charges in the future. See "Tax Effects -- Our Income Taxes" in Part 4.) For example, if the adjustable loan interest rate were 10%, the credit rate would be 9.25%. If the adjustable loan interest rate were below 5-1/2%, the actual interest rate would be 5-1/2% and the credit rate would be 4.75%. Any amounts credited over 4-1/2% will increase your policy's Death Benefit, Account Value and Cash Surrender Value. If you elect the adjustable loan interest rate, you will bear the additional risk connected with changes in the annual credit rate. If the adjustable loan interest rate less 0.75% (and less any charge for taxes or provision for taxes) is greater than the net return for that year of the divisions of the Separate Account in which you have Account Value, then the Death Benefit and Cash Surrender Value for that year will be greater than if no loan were made. The reverse would also be true.

EXAMPLE: You were a 25 year old male when your policy was issued, and you have a variable whole life insurance policy with a $500 annual premium (standard rates). Use the illustration in Part 5, and assume an 8% gross annual investment return for each Division or their combination (which is a net return of 7.19%). Assume that at the beginning of the 10th policy year the Adjustable Loan Interest Rate is 9.79% (the actual rate for June, 1986). If you take a loan for $3,000 at the beginning of the 10th policy year, it will affect the Death Benefit, Account Value and Cash Surrender Value (before subtracting the amount of the loan with loan interest) in the 10th policy year as follows:

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                                              With Loan              With Loan
                          Without Loan      (Fixed Rate)      (Applicable Rate)
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Death Benefit                  $56,372          $55,999                $56,628
Account Value                    4,615            4,534                  4,670
Cash Surrender Value             4,615            4,534                  4,670
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ADDITIONAL INFORMATION ABOUT ADJUSTABLE RATES. We will notify you of the initial interest rate at the time a loan is made under the adjustable loan interest rate election. Initial loan interest rates are also available on request. We will also notify you in advance of each policy anniversary of the interest rate for the following policy year.

You may cancel your election of the adjustable loan interest rate in writing at any time, but the request will not take effect until the next policy anniversary. When the cancellation takes effect, the loan rate will revert to the fixed rate of 5-1/2%. Election or re-election of the adjustable loan interest rate may be made in writing at any time but will not take effect until the next policy anniversary even if no loan is outstanding.

Not all states have laws permitting adjustable policy loan interest rates. Some states permit adjustable rates but set maximums. Some states do not permit cancellation of an adjustable loan interest rate provision, and there are other variations from state to state. For details about the policy loan interest rate laws in your state, contact your agent or your regional Life Insurance Center.

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OTHER POLICY
TRANSACTIONS

RETURNING THE POLICY FOR CASH. During the insured's lifetime, and subject to our rules, your policy can be returned for payment of the Cash Surrender Value net of any indebtedness. The amount payable will be based on the net Cash Surrender Value next computed after we receive your signed request for payment of the Cash Surrender Value at your regional Life Insurance Center, accompanied by your policy. The insurance coverage will end on the date you send us the policy and your request.

As an alternative to surrendering your policy, you may request to split your policy into two policies. You may then return one policy for cash and continue the other based on the new initial face amount.

If you split a policy, each policy we continue must have a face amount of at least $50,000. The premium for the policy that continues will be based on the new initial face amount but the same age, sex and risk class as the original policy.

These are our current procedures, which may change.

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OTHER POLICY
TRANSACTIONS
(continued)

TRANSFERS AMONG INVESTMENT CHOICES. You may transfer Account Value among the divisions by contacting our regional Life Insurance Center. You may transfer all or part of your Account Value among the divisions of the Separate Account up to four times in a policy year. A transfer will go into effect on the day we receive your request. When Account Value is transferred a portion of the net annual premium is transferred as well. We reallocate loans if you transfer Account Value.

WHEN A DIVISION BECOMES INACTIVE. If you have a policy loan allocated to a division of the Separate Account and your Account Value plus remaining net annual premium less your loan (including accrued loan interest) in that division reaches zero, that division will become inactive for your policy. We will reallocate the loan to the other divisions of the Separate Account based on the proportions that your unloaned amounts in each of the other divisions bears to the unloaned amount of your total Account Value. A division will also become inactive for your policy if you transfer its entire Account Value to the other divisions. We will notify you when a division becomes inactive.

If a division of the Separate Account becomes inactive, the future variable adjustment amount, Account Value and net return will be affected. We will assume that you do not want to put any part of future net annual premiums into the inactive division. You can request us to put any part of a future net annual premium into the inactive division effective on the next policy anniversary after your request is received. You may also transfer Account Value into an inactive division from the other divisions.

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YOUR RIGHT TO
EXAMINE THE
POLICY

You have a right to examine the policy. If for any reason you are not satisfied with it, you may cancel it by returning the policy to your regional Life Insurance Center with a written request for cancellation. We will give you a full refund (guaranteed by Equitable) of the premiums paid if your request and policy are postmarked by the latest of the following:

o 10 days after you receive your policy; or

o 10 days after we mail a written Notice of Withdrawal Right; or

o 45 days after Part 1 of the policy application was signed.

Insurance coverage ends when you send your request.

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YOUR RIGHT TO
EXCHANGE THE
POLICY

You may exchange The Champion policy for a fixed whole life insurance policy on the life of the insured. The new policy will be our Life Account(TM) policy on a level premium whole life plan with premiums payable for life. You have this right for 24 months from the date your policy is issued, but only if no premium remains due and unpaid. The exchange will be effective when we receive your request, accompanied by your policy and an application for the fixed policy.

We will not require evidence of the insured's insurability before an exchange. The new policy's face amount will be the same as the initial face amount of The Champion policy. It will also have the same register date, date of issue and risk class. The premium for the new policy will be that in effect on the register date for the same sex, age and risk class.

There will be a cash adjustment on exchange. The adjustment will reflect the difference in premiums between the two policies. Since the exchange is based on premiums, the surrender charge will have no effect. There will also be an adjustment for the difference in the rates of return credited to the two policies because the Life Account policy has declared rates of return. We will refund or bill you for any amount due. We have filed a description of the method we use to calculate the adjustment with the appropriate state insurance officials.

Any policy loan with accrued interest must be repaid before the exchange. The exchange is also subject to limits described in the policy.

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YOUR POLICY
CAN LAPSE

Your policy can lapse if you fail to pay premiums or if the unpaid portion of any amount you have borrowed under your policy plus any unpaid loan interest exceeds the Cash Surrender Value of your policy. If your policy lapses within the first ten policy years you will incur a surrender charge. See "Surrender Charge".

We allow a grace period of 31 days to pay each premium after the first one. Insurance will continue during the grace period, but we will deduct one month's premium from the Death Benefit if the insured dies during the grace period. If a premium has not been paid by the end of the 31-day grace period, the policy will lapse as of the date the premium was due. When a policy lapses, any riders will end. All insurance may end unless the policy's net Cash Surrender Value is used under a continued insurance option on lapse.

Whenever the unpaid portion of any amount you have borrowed under your policy plus unpaid loan interest exceeds the Cash Surrender Value of your policy, we will send a notice to you and to anyone to whom you told us you assigned the policy. The policy will end 31 days after we send the notice unless you make a repayment during the 31-day period that is large enough to reduce your outstanding loan with accrued interest to below the total Cash Surrender Value of your policy.

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OPTIONS ON
LAPSE

If a policy lapses because a premium remains due and unpaid beyond its 31-day grace period, you may use one of the following options. A key element in these options is your policy's net Cash Surrender Value on any day for a period of up to three months after the unpaid premium was due. If you elect the reduced paid-up variable insurance option, the Cash Surrender Value used is on the date of lapse. Net Cash Surrender Value is Cash Surrender Value minus any policy loans with accrued interest on the date an option is used. If your policy has no net Cash Surrender Value, you cannot use the options.

PAYMENT OF CASH OPTION. You can withdraw the net Cash Surrender Value and receive payment in cash.

CONTINUED INSURANCE OPTION. Within three months from the date a policy lapses (which is the date the unpaid premium was due), you can use its net Cash Surrender Value to obtain one of two types of fixed life insurance plans. These are fixed reduced paid-up insurance or extended term insurance. If it is at least $5,000, you may also use your policy's net Cash Surrender Value to obtain a variable life insurance plan. This plan is variable reduced paid-up insurance. You will not have to pay any additional premium on any option because you are, in effect, using the net Cash Surrender Value of your variable life policy to buy continued life coverage.

If we do not receive a written request to use the fixed or variable reduced paid-up insurance option within three months after lapse, extended term insurance will automatically go into effect. The extended term insurance option may not be available under your policy if the insured's risk class is not at least standard. If so, that fact will be stated on page 3 of the policy and fixed reduced paid-up insurance will apply instead. If the insured dies after the grace period but within three months of the date of lapse, the fixed continued insurance option that would provide the greater benefit will automatically apply, regardless of any restriction stated on page 3 of the policy.

Here are details on the three types of plans offered under our continued insurance option.

o REDUCED PAID-UP VARIABLE INSURANCE. You may use the net Cash Surrender Value to buy reduced paid-up variable whole life insurance. The net Cash Surrender Value available to purchase this option must be at least $5,000. The net Cash Surrender Value determines the face amount that can be purchased at the insured's age at the time of purchase.

Reduced paid-up variable insurance has cash value. The cash value and death benefit will go up or down depending on the investment experience of the divisions of the Separate Account where you have cash value. The death benefit under this option has no guaranteed minimum. You may use the net cash value during the insured's lifetime for a loan or for cash payment. You may transfer cash value among the divisions up to four times in one year.

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OPTIONS ON
LAPSE
(continued)

EXAMPLE: You are a 30 year old male. Your variable life policy was issued when you were 25 and you have paid five $2,000 annual premiums. Use the illustration in Part 5, and assume a 4% gross annual investment return for each division of the Separate Account or their combination. At the end of the fifth policy year, your net Cash Surrender Value could buy reduced paid-up variable whole life insurance with an initial face amount of $36,318. After the fifth policy year, the face amount will continue to vary depending on the investment experience of the divisions in which the cash value is invested. There is no guaranteed minimum Death Benefit or Cash Value.

o REDUCED PAID-UP FIXED INSURANCE. You may use the net Cash Surrender Value to buy reduced paid-up fixed whole life insurance. The net Cash Surrender Value determines the face amount that can be purchased at the insured's age at the time of purchase. Paid-up insurance has cash value. You may use the net cash value during the insured's lifetime for a loan or for cash payment.

EXAMPLE: You are a 30 year old male. Your variable life policy was issued when you were 25 and you have paid five $500 annual premiums. Use the illustration in
Part 5, and assume a 4% gross annual investment return for each division of the Separate Account or their combination. At the end of the fifth policy year, your net Cash Surrender Value could buy reduced paid-up fixed whole life insurance with a face amount of $7,705 for life.

o EXTENDED TERM INSURANCE. If the insured's risk class is at least standard, you may use the net Cash Surrender Value to buy extended term insurance. The face amount will equal the Death Benefit under your variable life policy on the date of lapse minus any unpaid loan with accrued interest. The net Cash Surrender Value determines how long coverage will last at the insured's then attained age. It will last at least 90 days if the premium has been paid on the variable life policy for three months before lapse and there is no policy loan. Extended term coverage has cash value, but it cannot be used for a loan.

EXAMPLE: Assume the same facts as in the previous example. At the end of the fifth policy year, your net Cash Surrender Value could buy fixed extended term insurance with a face amount of $53,427 for a term of 11 years and 125 days.

REINSTATEMENT OPTION. You may request that we reinstate the policy during the insured's lifetime. You must make this request within five years after lapse. We will not reinstate the policy if it has been returned for its net Cash Surrender Value.

Before we will reinstate, we must receive evidence satisfactory to us of the insured's insurability. We must also receive the larger of all due and unpaid premiums with interest at 6% a year; or an amount equal to:

o the Cash Surrender Value just after reinstatement, MINUS

o the cash value of the option just before reinstatement, and further MINUS

o any policy loan with accrued interest at the annual loan interest rate compounded daily to the date of reinstatement, TIMES

o 110%.

If we do reinstate, the policy will have the same variable adjustment amount and premium allocation between the divisions of the Separate Account as if there had been no lapse.

If a policy has enough Cash Surrender Value at the time it lapses, it might be possible to reinstate it by requesting a policy loan for that purpose.

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POLICY PERIODS,
ANNIVERSARIES,
DATES AND AGES

Policy years and policy anniversaries are measured from the register date shown on page 3 of the policy when issued.

The register date is the day the net annual premiums you allocate to the divisions of the Separate Account first become subject to charges and begin to vary with the investment experience of the divisions. As to when insurance coverage under a policy starts, see "Death Benefits". The time between submission of an application and the register date will vary, depending on the underwriting and other requirements for issuing a particular policy. The register date will be the application date if the full first premium is paid with the application and no medical evidence is required. Otherwise the register date will normally be the date we receive the latest of the application, the full first premium and any required medical evidence.

The issue date, shown on page 3 of the policy when issued, is the date your policy is actually issued. Both the contestibility and suicide exclusion periods are measured from the issue date. See "Limits On Our Right To Challenge The Policy".

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LIMITS ON OUR
RIGHT TO
CHALLENGE
THE POLICY

We can challenge the validity of your insurance policy based on material misstatements in the application. However, we cannot challenge the validity of the policy after it has been in effect during the insured's lifetime for two years from the date of issue or reinstatement (unless another date is required by law). We can challenge at any time any rider that provides benefits in the event of total disability. If death occurs within the time we can challenge validity, our payment will generally be delayed while we determine whether to make such a challenge.

If the insured's age or sex is misstated in the policy application, the Death Benefit will be what the premium paid would have purchased based on the insured's true age and sex.

If the insured commits suicide within two years from the date the policy was issued or reinstated (or less where required by law), the Death Benefit will be limited to the sum of all premiums paid minus outstanding policy loans with loan interest.

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ADDITIONAL
INFORMATION ABOUT
THE CHAMPION

WHEN WE PAY PROCEEDS. Payment of the Death Benefit, Cash Surrender Value (net of indebtedness) or loan proceeds will be made within seven days after we receive the required form or request (and other documents that may be required for payment of the Death Benefit) at your regional Life Insurance Center. The Death Benefit is determined as of the date of death and will not be affected by the subsequent investment experience of the divisions of the Separate Account. We pay interest from the date of death to the date of payment at an annual rate greater than or equal to the rate we are paying under the deposit option described in "Payment Options" below. If an Equitable agent is assisting the beneficiary in preparing the documents required for payment of the Death Benefit, we will send the check to the agent within seven days after we receive all required documents. The agent will then deliver the check to the beneficiary. But we can delay payment if:

o we contest the policy;

o it is not reasonably practicable to determine the amount because the New York Stock Exchange is closed, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

o the SEC, by order, permits us to delay to protect our policyowners.

If your policy is being continued as fixed reduced paid-up or extended term insurance, we can delay payment of a loan or cash value for up to six months.

We will pay at least 3% interest a year if we delay paying the Cash Surrender Value or loan proceeds more than 30 days.

YOUR PAYMENT OPTIONS. The Death Benefit or the Cash Surrender Value may be paid (net of indebtedness) in one sum or you may choose another form of payment for all or part of the money. Payments under these options are not affected by the investment experience of any investment division of the Separate Account. Instead, interest accrues pursuant to the options chosen. If you do not arrange for a specific form of payment before the insured dies, the beneficiary will have this choice. However, if you do make an arrangement with us for how the money will be paid, the beneficiary cannot change the choice after the insured dies. Payment options will also be subject to our rules at the time of selection. Currently, these alternate payment options are only available if the proceeds applied are $2500 or more and if any periodic payment will be at least $25.

You have the following payment options:

o DEPOSIT OPTION: The money will stay on deposit with us for a period agreed upon. You will receive interest on the money at a declared interest rate.

o INSTALLMENT PAYMENT OPTIONS: There are two ways that we pay installments:

   FIXED PERIOD: We will pay the amount applied in equal installments plus applicable interest, for a specific number of years (not more than 30).

   FIXED AMOUNT: We will pay the sum in installments in an amount agreed upon. We will pay the installments until we pay the original amount, together with any interest earned.

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ADDITIONAL
INFORMATION ABOUT
THE CHAMPION
(continued)

o MONTHLY LIFE INCOME OPTION: We will pay the money as monthly income for life. You may choose any one of three ways to receive the income: We will guarantee payments for at least 10 years (called "10 Years Certain"); at least 20 years (called "20 Years Certain"); or until the payments we make equal the original sum (called "Refund Certain").

o OTHER: You may ask us to apply the money under any option that we make available at the time the Death Benefit or Cash Surrender Value is paid.

We guarantee interest under the Deposit Option at the rate of 3% a year, and under either Installment Option at 3-1/2% a year. We may also credit interest under the Deposit Option and under either Installment Option at a rate that is above the guaranteed rate.

The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

We must approve any arrangements that involve more than one of the payment options, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving age and survival.

You will make a choice of payment option (or any later changes) and your choice will take effect in the same way as it would if you were changing a beneficiary. (See "Beneficiary" below). Any amounts that we pay under the payment options will not be subject to the claims of creditors or to legal process, to the extent that the law provides.

ADDITIONAL BENEFITS YOU MAY GET BY RIDER. Your policy can include additional benefits that we approve based on our standards for issuing insurance and classifying risks. An additional benefit requires an additional premium. An additional benefit is provided by a rider that is subject to the terms of the policy. The following riders are available.

o WAIVER OF PREMIUM RIDER. With this rider, we will waive the premium if the insured person becomes totally disabled and the disability continues for six months. The disability must start before the policy anniversary nearest the insured's 60th birthday. If disability starts after that, we will waive the premium only up to the policy anniversary nearest the insured's 65th birthday.

o ACCIDENTAL DEATH BENEFIT RIDER. With this rider, we will pay a benefit if the insured dies from an accidental bodily injury before the policy anniversary nearest his or her 70th birthday.

o OPTION TO PURCHASE ADDITIONAL INSURANCE RIDER. With this rider, you have the right to buy additional insurance on the life of the insured at certain future dates. We will not require evidence of the insured's insurability when you use your right to buy additional insurance.

o SUPPLEMENTAL PROTECTIVE BENEFIT RIDER. With this rider, we will waive the premium if the insured is a child under age 15 on the date of issue and:

  the person who applied for the policy dies; or

  the person who applied for the policy is totally disabled for at least six months before the policy anniversary nearest his or her 60th birthday.

We will waive the premium only while the disability continues. In any case, we will not waive the premium that is due after the policy anniversary nearest the insured's 25th birthday.

o TERM INSURANCE RIDER. Several types of riders are available that provide for term insurance on the life of the insured or an additional insured.

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ADDITIONAL
INFORMATION ABOUT
THE CHAMPION
(continued)

BENEFICIARY. You name your beneficiary when you apply for your policy. You may change the beneficiary during the insured's lifetime by writing to your regional Life Insurance Center. If no beneficiary is living when the insured dies, the Death Benefit will be paid in equal shares to the insured's surviving children. If there is no surviving child, the Death Benefit will be paid to the insured's estate.

ASSIGNMENT. You may assign the policy as collateral for a loan or other obligation. We are not responsible for any payment we make or action we take before we receive a copy of the assignment at your regional Life Insurance Center.

PREMIUM PAYMENTS BY SALARY ALLOTMENT. If your employer permits you to pay insurance premiums by deduction from your salary, and you choose to do so, we may offer you temporary fixed insurance in the amount applied for (subject to a maximum of $250,000). This insurance will be without charge (except that a premium will be deducted from any fixed death benefit). Once we receive the first payment from your employer, the fixed insurance will be discontinued and The Champion policy will begin.

EMPLOYEE BENEFIT PLANS. Employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of The Champion in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

YOU WILL RECEIVE PERIODIC REPORTS. As a policyowner, you will receive an annual statement about your policy giving you the status as of the first day of the current policy year of:

o the way the net annual premium is divided among the divisions of the Separate Account;

o the Death Benefit;

o the Account Value and Cash Surrender Value; and

o your outstanding policy loans.

Notice will also be sent to your for policy issuance, transfers of funds among divisions of the Separate Account and certain other policy transactions.

We will not send you an annual statement for any year your policy is in effect under extended term insurance or reduced paid-up fixed insurance.

You will receive a billing notice each year showing accrued interest for the past policy year if you have a policy loan outstanding.

We will also send you semiannual and annual reports with financial information on the Separate Account and the Trust (including a list of the investments held by each Portfolio in which the divisions of the Separate Account invest) as required by the 1940 Act.

DIVIDENDS.  No dividends will be paid on The Champion policy.

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PART 4 -- ADDITIONAL INFORMATION

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TAX EFFECTS

POLICY PROCEEDS. The Tax Reform Act of 1984 (1984 Act) includes a definition of life insurance for tax purposes. Generally, The Champion policy meets this definition of life insurance and receives the same Federal income tax treatment as fixed benefit life insurance. Thus:

o Death Benefits under The Champion policy will generally be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (Code) and

o the policyowner will not generally be considered to have received any increases in the Account Value due to interest or investment experience before a surrender or lapse of the policy.

In general, if you surrender your policy or allow it to lapse, you will not be taxed on the amount you receive, except for the portion that, together with any unpaid loan and loan interest, exceeds the premiums you have paid.

A split of the policy into two policies followed by a return of one for cash, or an exchange referred to under "Your Right To Exchange The Policy" in Part 3, may result in taxable income to the policyowner depending on the circumstances. We suggest you consult your tax adviser.

The 1984 Act also gives the Secretary of the Treasury authority to set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. On September 15, 1986, Treasury issued temporary regulations regarding the diversification requirements. Failure to meet these diversification requirements would disqualify The Champion as a variable life insurance policy under Section 7702 of the Code. If this were to occur, you would be taxed on the amount your Account Value exceeds the premiums you have paid. We believe that the investments underlying The Champion are in compliance with the requirements. We do not anticipate any problems with the investments continuing to meet the requirements.

You will not be taxed on amounts transferred among investment choices within your Policy Account. We also believe that loans received under the policies will be treated as indebtedness of the policyowner, and that no part of any loan under a policy will constitute income to the owner. Generally, a portion of the interest on loans under life insurance policies (other than single premium policies) is deductible subject to certain limitations. For future years, most policy loan interest will no longer be deductible. See "Tax Reform" below.

Death Benefits under The Champion policy will generally be includable in the estate of the insured for purposes of Federal estate tax. Federal estate tax is integrated with Federal gift tax under a unified gift rate schedule. Federal estate tax is imposed on distributions at graduated rates from 37% to 55% (with the maximum rate applying to distributions in excess of $3,000,000). In general, estates not in excess of $600,000 are exempt from Federal estate tax. In addition, an unlimited marital deduction applies for Federal estate tax purposes.

The individual situation of each policyowner or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of Federal estate tax as well as state and local estate, inheritance and other taxes. Again, we suggest you consult your tax adviser.

See the prospectus for the Trust for a discussion of the Trust's tax aspects, including the diversification requirements.

PENSION AND PROFIT-SHARING PLANS. If policies are purchased by a trust which forms part of a pension or profit sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the Federal income tax treatment of such policies will be somewhat different from that described above. We suggest you consult your legal or tax adviser.

If purchased as part of a pension or profit-sharing plan, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually as an addition to wages and salaries on the Form W-2 furnished by the employer who is maintaining the plan.

Second, if the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the Death Benefits over the Account Value will not be subject to Federal income tax. However, the Account Value will be taxable to the extent it exceeds the sum of $5,000 plus the participant's cost basis in the policy. The participant's cost basis will include the costs of insurance previously reported on the participant's Form W-2. Special rules may apply if the participant had borrowed from his policy or was an owner-employee under the plan.

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There are limits on the amount of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. We suggest you consult your legal or tax adviser prior to purchase of this policy by a pension or profit-sharing plan.

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TAX EFFECTS
(continued)

OUR INCOME TAXES. Under the life insurance company tax provisions of the Code, as amended by the 1984 Act, variable life insurance is treated in a manner consistent with fixed life insurance. The operations of the Separate Account are included in the Federal income tax return of Equitable Variable. Under current tax law, Equitable Variable pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. Consequently, no charge is currently being made to the divisions of the Separate Account for our Federal income taxes. We reserve the right, however, to make such a charge in the future, if the law changes and we incur Federal income tax which is attributable to the Separate Account. If such a charge is made, it would be set aside as a provision for taxes which we would keep in the affected Division rather than in our general account. We anticipate that our variable life policyowners will benefit from any investment earnings that are not needed to maintain this provision.

We may have to pay state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not substantial. If they increase, however, charges may be made for such taxes when they are attributable to the Separate Account.

TAX REFORM. Under the Tax Reform Act of 1986, the deduction for policy loan interest is being phased out over a five year period (35% of such interest would not be deductible in 1987, 60% in 1988, 80% in 1989, 90% in 1990 and 100% in
1991). Interest on loans taken under policies purchased or carried as part of a trade or business is subject to special rules.

INCOME TAX WITHHOLDING. Federal tax law requires us to withhold income tax from any portion of your surrender proceeds that is subject to tax, unless you request us not to withhold.

If you surrender your policy and do not advise us in writing that you do not want us to withhold Federal income tax before the date payment must be made, we are required by law to withhold tax from the surrender payment.

If you elect not to have tax withheld from the surrender payment, or if the mount of Federal income tax withheld is insufficient, you may be responsible for payment of tax. You may incur penalties under the tax rules if your withholding and estimated tax payments are not sufficient. You may wish to consult you tax adviser.

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YOUR VOTING
PRIVILEGES

GENERAL. As we have already said, all assets held in the divisions of the Separate Account are invested in shares of the corresponding Portfolios of the Trust. We are the legal owners of those shares and as such have the right to vote upon certain matters at any meeting of the Trust's shareholders that may be held. Among other things, we may vote on any matters described in the Trust's prospectus or Statement of Additional Information that require a shareholder vote or requiring a vote by shareholders under the Investment Company Act of 1940.

However, in accordance with our view of current Federal securities law requirements, we will offer you the opportunity to instruct us as to how Trust shares allocable to your policy and held by us in the Separate Account will be voted on these matters. We will vote the shares of the Trust at meetings of shareholders of the Trust in accordance with your instructions. Thus, you will have the right to have a voice in the affairs of the Trust. Trust shares held in each division of the Separate Account for which no timely instructions from policyowners are received will be voted by us in the same proportion as shares in that division for which instructions are received. We will also vote any Trust shares that we are entitled to vote directly due to amounts we have accumulated in the Separate Account in the same proportions that all policyowners vote, including those who participate in other Separate Accounts. See "Your Voting Privileges -- Voting Privileges of Others".

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YOUR VOTING
PRIVILEGES
(continued)

Each policy having a voting interest will be sent proxy material and a form for giving voting instructions. If required by state insurance officials, we may disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Trust's Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Trust's Portfolios. In addition, we may disregard voting instructions in favor of changes initiated by a policyowner or the Trust's Board of Trustees in the investment policy or the investment adviser of a Portfolio, provided that our disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law, the proposed advisory fee would be higher than we are permitted to pay by the terms of our variable life policies, or the charge would lead to an adverse effect on our general account because it would result in unsound or overly speculative investments. We will advise policyowners if we do disregard voting instructions, and give our reasons for such actions in the next semiannual report we send to policyowners.

All Trust shares of whatever class are entitled to one vote, and the votes of all classes are cast on an aggregate basis, except on matters where the interests of the Portfolios differ. In such a case, the voting is on a Portfolio-by-Portfolio basis. Approval or disapproval by the shareholders in one Portfolio on such a matter would not generally be a prerequisite of approval or disapproval by shareholders in another Portfolio; and shareholders in a Portfolio not affected by a matter generally would not be entitled to vote on that matter. Examples of matters which would require a Portfolio-by-Portfolio vote are changes in the fundamental investment policy or restrictions of a particular Portfolio and approval of the investment advisory agreement.

VOTING PRIVILEGES OF OTHERS. Currently, we control the Trust. Trust shares are held by other separate accounts of ours and by separate accounts of insurance companies affiliated or unaffiliated with us. Shares held by these separate accounts will probably be voted according to the instructions of the owners of insurance policies and contracts issued by those insurance companies. While this will dilute the effect of the voting instructions of owners of The Champion, we currently do not foresee any disadvantages to our policyowners arising out of this. The Trust's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that the Trust's response to any of those events insufficiently protects our policyowners, we will see to it that appropriate action is taken to protect our policyowners.

DETERMINING YOUR VOTE. If all your Account Value is in one division of the Separate Account, you can only participate in the voting of the shares in the Portfolio that corresponds to that division. If your Account Value is divided among the divisions, you are entitled to participate in the voting of the shares of each of the Portfolios which correspond to those divisions.

The number of Trust shares held in each division of the Separate Account attributable to your policy for purposes of your voting privilege will be determined by dividing your policy's Account Value (less any policy indebtedness) allocable to that division by the net asset value of one share of the corresponding Portfolio as of the record date for the Trust's shareholder meeting. The record date for this purpose will not be more than 90 days before the meeting of the Trust. Fractional shares are counted.

EXAMPLE: Your policy has an Account Value of $3,000, 50% of which is attributable to the Common Stock Division and 50% of which is attributable to the Money Market Division. Assuming the net asset value of one share in each Trust Portfolio is $100, you would have the privilege of voting 30 shares. You will have the privilege of instructing us regarding 15 votes in each of these divisions.

EXAMPLE (ASSUMING AN OUTSTANDING LOAN): Assuming the same facts as in the preceding example and also that you have a $1,000 loan (including interest) equally allocated between the Common Stock and Money Market Divisions, you would be entitled to 10 votes in each of these Divisions, or an aggregate of 10 fewer votes.

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YOUR VOTING
PRIVILEGES
(continued)

LAW CHANGES MAY AFFECT YOUR VOTING PRIVILEGES. The Separate Account is required by Federal securities laws or regulations as currently interpreted to have policyowners instruct us as to the Trust's voting rights. However, if amendments to or interpretations of those laws or regulations change what must be voted on, or restrict the matters for which policyowners are given the opportunity to provide voting instructions, we will in turn change what is submitted to policyowners.

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OUR RIGHTS

We reserve the right to take certain actions in connection with our operations and the operations of the Separate Account. We will always attempt to comply with applicable laws before we take any of these actions. If necessary, we will seek approval by policyowners.

Specifically, we reserve the right to:

o add divisions to or remove divisions from the Separate Account;

o combine any two or more divisions within the Separate Account;

o transfer assets of the variable life policy offered by this prospectus, as well as the assets of our other variable life policies, from one division to another (if we do, we will withdraw proportional amounts of each investment in the division, but we will also make whatever adjustments are needed to avoid odd lots and fractions);

o operate the Separate Account as a management investment company under the 1940 Act, or in any other form the law allows (if we do, we may invest the assets in any legal investments and we or one of our affiliates, such as Equitable Capital, will serve as investment adviser and charge the Separate Account an advisory fee);

o end the registration of the Separate Account under the 1940 Act;

o operate the Separate Account under the general supervision of a committee made up of individuals all of whom may be, under the 1940 Act, interested persons of us or of Equitable or discharge such committee.

SUBSTITUTION OF TRUST SHARES. Although we believe it to be highly unlikely, it is possible that, in our judgment, one or more of the Portfolios of the Trust may become unsuitable for investment by the Separate Account because, for example, of a change in investment policy, or a change in the tax laws, or because the shares are no longer available for investment. For those or other reasons, we may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before we can do this, we would obtain the approval of the SEC, and possibly one or more state insurance departments, to the extent legally required.

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SALES AND OTHER
AGREEMENTS

Equitable Variable and Integrity Life Insurance Company, a wholly-owned subsidiary of Equitable, are the principal underwriters for the Trust pursuant to a Distribution Agreement. Under the Distribution Agreement, we have entered into a Sales Agreement with Equitable by which Equitable will distribute our policies.

Both Equitable Variable and Equitable are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and we are each a member of the National Association of Securities Dealers, Inc. We are also the principal underwriter for our policies funded through our Separate Account I and our other policies funded through our Separate Account FP, which is also a registered investment company. (Equitable may also be deemed a principal underwriter for our policies.)

SALES BY AGENTS OF EQUITABLE. We sell The Champion policy through agents who are licensed by state insurance officials to sell our variable life policies. These agents are also registered representatives of Equitable.

Under the Sales Agreement, agents receive commissions from Equitable for selling our policies. We reimburse Equitable for these commissions. We also reimburse Equitable for other expenses incurred in marketing and selling our policies. These expenses include agency and district managers' compensation, agents' training allowance, deferred compensation, insurance benefits of agents and agency and district managers, and agency clerical and advertising expenses.

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SALES AND OTHER
AGREEMENTS
(continued)

COMMISSION SCHEDULE. Agents receive the equivalent of up to 50% of the premium payable in the first policy year. In the second policy year, agents receive up to 10% of the premium paid for that year. In the third, fourth and fifth policy years, agents receive up to 8% of the premium paid in each year. In the sixth through tenth policy years, agents receive up to 5% of the premium paid in each year. After that, agents receive up to 2% of the premium paid in each year.

Agents with less than three full years of service with Equitable may be paid differently.

Agents who meet certain production and persistency standards in selling our policies and Equitable policies will be eligible for added compensation. Agents who meet certain lifetime production standards will be eligible to receive increased fees for servicing our policies. Agents also are eligible for added compensation for servicing our policies when there is no assigned soliciting agent.

SALES BY BROKERS. We also sell The Champion policy through independent brokers who are licensed by state insurance officials to sell our variable life policies. They will also be registered representatives either of Equitable or of another company registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934. The commissions for independent brokers will be no more than those for agents. Commissions will be paid through the registered broker-dealer.

APPLICATIONS. When an application for The Champion policy is completed, it is submitted to us. Based on the information in the application and our standards for issuing insurance and classifying risks, a policy may be issued. If a policy is not issued, we will refund any premium that has been paid. (Equitable guarantees the refund.)

JOINT SERVICES AGREEMENT. In addition to acting as distributor for The Champion policy, Equitable performs certain other sales and administrative duties for us. Equitable does this pursuant to a written agreement. The agreement is automatically renewed each year, unless either party terminates.

Under this agreement, we pay Equitable for salary costs and other services and an amount for indirect costs incurred through our use of Equitable personnel and facilities. We also reimburse Equitable for sales expenses related to business other than variable life policies. The amounts paid or accrued to Equitable by us under sales and joint services agreements totalled approximately $249.4 million in 1986, $225.7 million in 1985 and $164.8 million in 1984.

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REGULATION

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to insurance laws and regulations in every jurisdiction where we sell our policies. We submit annual reports on our operations and finances to insurance officials in these jurisdictions. The officials are responsible for reviewing our reports to be sure we are financially sound and that we are complying with applicable laws and regulations.

The Champion has been approved in each of the 50 states, Puerto Rico and the Virgin Islands.

We are also subject to various Federal securities laws and regulations.

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LEGAL PROCEEDINGS

We are not involved in any material legal proceedings.

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LEGAL MATTERS

The legal validity of the policies described in this prospectus has been passed on by Herbert P. Shyer, who is Executive Vice President and General Counsel of Equitable.

The Washington, D.C. law firm of Freedman, Levy, Kroll & Simonds has advised Equitable Variable with respect to certain matters relating to Federal securities laws.

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FINANCIAL AND
ACTUARIAL EXPERTS

The financial statements of the Separate Account and of Equitable Variable in this prospectus have been examined by the accounting firm of Deloitte Haskins & Sells, our independent auditors, to the extent stated in their opinions, and their opinions on them are part of this prospectus. We have relied on the opinions of Deloitte Haskins & Sells given upon their authority as experts in accounting and auditing.

Actuarial matters in this prospectus have been examined by Joseph O. North, Jr., F.S.A., M.A.A.A., who is Vice President and Actuary of Equitable Variable and a Vice President and Actuary of Equitable. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

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ADDITIONAL
INFORMATION

We have filed with the SEC a Registration Statement relating to the Separate Account and the variable life policy described in this prospectus. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If you would like the additional information, you may obtain copies of that document from the SEC's main office in Washington, D.C. You will have to pay a fee for the material.

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MANAGEMENT

Here is a list of our directors and officers and a brief statement of their business experience for the past five years. Unless otherwise noted, the following persons have been involved in the management of Equitable and its subsidiaries in various positions for the last five years. Unless otherwise noted, their address is 787 Seventh Avenue, New York, New York 10019.

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DIRECTORS
NAME AND PRINCIPAL                          BUSINESS EXPERIENCE
BUSINESS ADDRESS                            WITHIN PAST FIVE YEARS
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Harry Douglas Garber......................  Vice Chairman of the Board, Equitable, since February 1984; prior thereto, Executive
                                            Vice President and Chief Financial Officer. Director, Equitable Investment Corporation
                                           (EIC) and Genesco, Inc. Former Chairman and Chief Executive Officer, Equitable Variable.

Glenn Howard Gettier, Jr. ................  Executive Vice President and Chief Financial Officer, Equitable, since December 1984;
                                            prior thereto, Partner, Peat, Marwick, Mitchell & Co.

Richard Hampton Jenrette..................  Vice Chairman, Chief Investment Officer and Director, Equitable. Chairman, Donaldson,
                                            Lufkin and Jenrette, Inc., since February 1985; prior thereto, Chairman and Chief
                                            Executive Officer. Director, Equitable Capital Management Corporation (Equitable
                                            Capital) and various other Equitable subsidiaries.

William Thomas McCaffrey..................  Executive Vice President, Equitable, since March 1986; prior thereto, various other
                                            Equitable positions.

Francis Helmut Schott.....................  Senior Vice President and Chief Economist, Equitable.

Leo Martin Walsh, Jr. ....................  Senior Executive Vice President, Director and Chief Operating Officer, Equitable, since
                                            July 1986; prior thereto, Executive Vice President, Director and Chief Investment
                                            Officer. Chairman, EIC since July 1986; prior thereto, President and Chief Executive
                                            Officer. Director, Equitable Capital and various other Equitable subsidiaries.

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DIRECTORS
NAME AND PRINCIPAL                          BUSINESS EXPERIENCE
BUSINESS ADDRESS                            WITHIN PAST FIVE YEARS
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Peter Rawlinson Wilde.....................  Executive Vice President, Equitable, since July 1984. Director, Integrity Life
                                            Insurance Company (Integrity) and National Integrity Life Insurance Company (National
                                            Integrity). Chairman and Chief Executive Officer, Equitable Variable, from November
                                            1984 to December 1986. Chief Financial Officer, CIGNA Corporation, from April 1983 to
                                            June 1984; prior thereto, Senior Vice President.

Brian Fredrick Wruble.....................  Chairman, President and Chief Executive Officer, Equitable Capital. Executive Vice
                                            President, Equitable, since September 1984; prior thereto, various other Equitable positions.

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OFFICER -- DIRECTORS
NAME AND PRINCIPAL                          BUSINESS EXPERIENCE
BUSINESS ADDRESS                            WITHIN PAST FIVE YEARS
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Robert Wayne Barth........................  Chairman and Chief Executive Officer, Equitable Variable, since December 1986;
                                            President and Chief Operating Officer, from December 1985 to December 1986. Executive
                                            Vice President, Equitable, since June 1985; Senior Vice President since September 1984;
                                            prior thereto, Vice President since April 1984.

Thomas Michael Kirwan.....................  President and Chief Operating Officer, Equitable Variable, since December 1986.
                                            Executive Vice President and Chief Financial Officer, EIC, since March 1985; prior thereto, President, Columbia Group -- CBS, Inc. Director, Equitable Capital and various other Equitable subidiaries.

Robert Seymour Jones......................  Senior Vice President, Equitable Variable, since February 1986. Senior Vice President,
                                            Equitable, since June 1985; prior thereto, Vice President.

Michael Searle Martin.....................  Senior Vice President, Equitable Variable, since February 1986. Senior Vice President,
                                            Equitable, since June 1985; prior thereto, Vice President.

Stanley Julian Rispler....................  Senior Vice President, Equitable Variable, since February 1986. Senior Vice President,
                                            Equitable, since October 1984; prior thereto, Vice President.

Samuel Barry Shlesinger...................  Senior Vice President and Actuary, Equitable Variable, since February 1986. Senior Vice
                                            President and Actuary, Equitable; prior thereto Vice President and Actuary.

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OFFICERS
NAME AND PRINCIPAL                          BUSINESS EXPERIENCE
BUSINESS ADDRESS                            WITHIN PAST FIVE YEARS
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James Thomas Liddle, Jr. .................  Senior Vice President and Chief Financial Officer, Equitable Variable, since February
                                            1986. Vice President and Actuary, Equitable.

Richard Marshall Stenson..................  Senior Vice President, Equitable Variable, since December 1981. Senior Vice President,
                                            Equitable, since October 1984; prior thereto, Vice President and Actuary, Integrity.

William Arnold Canfield...................  Vice President and Chief Underwriting Officer, Equitable Variable. Vice President,
   2 Penn Plaza                             Equitable.
   New York, New York 10121

Franklin Kennedy, III.....................  Vice President, Equitable Variable, since August 1981. Senior Vice President, Equitable
   1221 Avenue of the Americas              Capital since January 1987. Managing Director and Chief Investment Officer, Equitable
   New York, New York 10020                 Investment Management Corporation, from November 1983 to January 1987. Vice President,
                                            Equitable.

Donald Anthony King.......................  Vice President, Equitable Variable, since February 1986. Vice President, Integrity,
   1285 Avenue of the Americas              since April 1984. Vice President, Equitable, since January 1976. Executive Vice
   New York, New York 10020                 President, Equitable Capital.

Joseph Oswell North, Jr. .................  Vice President and Actuary, Equitable Variable, since February 1984. Vice President and
   2 Penn Plaza                             Actuary, Equitable, since October 1984; prior thereto, Assistant Vice President and
   New York, New York 10121                 Actuary, since April 1982.

Stephen Anthony Scarpati..................  Vice President and Controller, Equitable Variable, since June 1986. Vice President,
   2 Penn Plaza                             Equitable, since December 1985. Vice President and Controller, EIC, from November 1984
   New York, New York 10121                 to December 1985; prior thereto, Division Controller, Colgate-Palmolive Company.

Larry Kenneth Mills.......................  Treasurer, Equitable Variable, Integrity and National Integrity, since February 1986.
                                            Vice President and Treasurer, Equitable, since March 1986; prior thereto, Vice
                                            President.

Theodore Edward Plucinski, M.D. ..........  Chief Medical Director, Equitable Variable, Integrity and National Integrity. Chief
   2 Penn Plaza                             Medical Director, Equitable since September 1985; prior thereto, Chief Medical
   New York, New York 10121                 Director, MONY.

Kevin Brian Keefe.........................  Secretary, Equitable Variable, Integrity, National Integrity and The Hudson River
                                            Trust, Vice President and Assistant Secretary, Equitable, since June 1986; prior thereto, Assistant Vice President and Assistant Secretary.

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PART 5 -- ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND CASH SURRENDER VALUES, AND ACCUMULATED PREMIUMS

To help you get a picture of how the key financial elements of our policy work, we have prepared a series of tables.

The tables show how Death Benefits, Account Values and Cash Surrender Values of policies with premiums of $300, $500, $1,000 (for policies with face amounts under $200,000) and $1,000, $2,000, and $4,000 (for policies with face amounts at least $200,000) could vary over an extended period of time if the divisions of the Separate account had CONSTANT hypothetical gross annual investment returns of 0%, 4%, 8% or 12% over the years covered by each table. The Death Benefits, Account Values and Cash Surrender Values would differ from those shown in the tables if the annual investment returns did not remain absolutely constant. Thus, the figures would be different if the return AVERAGED 0%, 4%, 8% or 12% over a period of years but went above or below those figures in individual policy years. The Death Benefits, Account Values and Cash Surrender Values would also differ, depending on the investment allocations made to the divisions, if the actual rates of investment return averaged 0%, 4%, 8% or 12%, but went above or below those figures for individual divisions. The tables are for standard policies. The difference between the Account Value and the Cash Surrender Value in the first ten years is the surrender charge.

The Account Values and Cash Surrender Values in the tables are related to the annual premiums shown in "Premiums -- Illustration of Premium Rates" in Part 3. The amounts of Death Benefits, Account Values and Cash Surrender Values shown in the tables for the end of each policy year take into account a daily charge against each division of the Separate Account that is equivalent to an annual charge of 0.75% at the beginning of each year. This charge is the 0.50% charge against the Separate Account for mortality and expense risks and a 0.25% charge for investment advisory services. The effect of these adjustments is that on a 0% actual rate of return the net rate of return would be -0.75%, on 4% it would be 3.22%, on 8% it would be 7.19% and on 12% it would be 11.16%.

The hypothetical returns shown in the tables do not reflect any charges for Trust expenses in addition to the 0.25% investment advisory fee charge, because the divisions of the Separate Account will generally be reimbursed for such expenses. See "The Trust's Investment Adviser" in Part 2.

The tables reflect the fact that we do not currently charge the divisions of the Separate Account for Federal income tax. However, if we do make such a charge in the future, it would take a higher rate of return to produce after-tax returns of 0%, 4%, 8% or 12% than it does now.

The second and third columns of each table show what would happen if an amount equal to the total premium were invested to earn interest, after taxes, of 4% or 5% compounded annually. These tables show that if a policy is returned in its very early years for payment of its Cash Surrender Value, the Cash Surrender Value will be low in comparison to the premium accumulated with interest. This means that the cost of owning your policy for a relatively short time will be high.

If you request, we will furnish you with a comparable illustration based on the proposed insured's sex and age and an initial face amount or premium amount of your choice. A specific illustration will assume that the insured is a standard risk and that the premium will be paid on an annual basis. In addition, if you do purchase a policy, we will deliver a specific illustration that reflects how the premium will actually be paid and to what risk class the insured has been assigned.

We have also prepared special illustrations showing the effects of policy loans on a planned basis. These are available on request.

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TABLE OF CONTENTS
OF ILLUSTRATIONS
                                                             Page
                                                             ----
$  300 annual premium Male Age 10                              33
$  500 annual premium Male Age 25                              34
$1,000 annual premium Male Age 40                              35
$1,000 annual premium Male Age 10                              36
$2,000 annual premium Male Age 25                              37
$4,000 annual premium Male Age 40                              38

The first three illustrations show values based on policies with face amounts under $200,000 and the second three for policies with face amounts at least $200,000.

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                                  THE CHAMPION
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                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                      VARIABLE WHOLE LIFE INSURANCE POLICY

   INITIAL FACE AMOUNT  $52,739
(GUARANTEED MINIMUM DEATH BENEFIT)      MALE AGE 10       ANNUAL PREMIUM $300(2)
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[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

                                                                            DEATH BENEFIT(1)
               PREMIUMS(2) ACCUMULATED                                ASSUMING HYPOTHETICAL GROSS
  END OF       AT INTEREST PER ANNUM OF                                ANNUAL INVESTMENT RETURN OF
  POLICY      --------------------------            ------------------------------------------------------------------
   YEAR          4%                 5%                 0%                 4%                  8%                 12%
  ------      -------            -------            -------            -------            --------            --------
     1        $   312            $   315            $52,739            $52,739            $ 52,761            $ 52,793
     2            636                646             52,739             52,739              52,838              52,985
     3            974                993             52,739             52,739              52,968              53,319
     4          1,325              1,358             52,739             52,739              53,152              53,796
     5          1,690              1,741             52,739             52,739              53,387              54,420

     6          2,070              2,143             52,739             52,739              53,673              55,193
     7          2,464              2,565             52,739             52,739              54,006              56,118
     8          2,875              3,008             52,739             52,739              54,388              57,199
     9          3,302              3,473             52,739             52,739              54,816              58,441
    10          3,746              3,962             52,739             52,739              55,291              59,849

    11          4,208              4,475             52,739             52,739              55,811              61,431
    12          4,688              5,014             52,739             52,739              56,377              63,197
    13          5,188              5,580             52,739             52,739              56,991              65,155
    14          5,707              6,174             52,739             52,739              57,651              67,316
    15          6,247              6,797             52,739             52,739              58,360              69,694

    16          6,809              7,452             52,739             52,739              59,117              72,298
    17          7,394              8,140             52,739             52,739              59,924              75,144
    18          8,001              8,862             52,739             52,739              60,782              78,245
    19          8,633              9,620             52,739             52,739              61,690              81,617
    20          9,291             10,416             52,739             52,739              62,651              85,275

55 (Age 65)    59,642             85,905             52,739             52,739             135,015             640,103

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                   ACCOUNT VALUE(1)                                             CASH SURRENDER VALUE(1)
             ASSUMING HYPOTHETICAL GROSS                                      ASSUMING HYPOTHETICAL GROSS
             ANNUAL INVESTMENT RETURN OF                                      ANNUAL INVESTMENT RETURN OF
-------------------------------------------------------         -------------------------------------------------------
  0%              4%              8%              12%             0%              4%              8%              12%
------         -------         -------         --------         ------         -------         -------         --------
$   38         $    41         $    44         $     47         $    0         $     0         $     2         $      5
   232             246             261              275            153             168             183              197
   419             453             487              523            322             355             390              426
   599             659             723              792            485             545             609              677
   769             864             967            1,081            639             734             837              950

   929           1,066           1,219            1,392            789             926           1,079            1,252
 1,080           1,266           1,480            1,728            935           1,120           1,335            1,583
 1,223           1,464           1,751            2,091          1,098           1,339           1,626            1,966
 1,360           1,663           2,035            2,488          1,289           1,593           1,965            2,418
 1,494           1,866           2,335            2,922          1,494           1,866           2,335            2,922

 1,625           2,074           2,654            3,401          1,625           2,074           2,654            3,401
 1,757           2,289           2,995            3,931          1,757           2,289           2,995            3,931
 1,891           2,513           3,361            4,518          1,891           2,513           3,361            4,518
 2,028           2,747           3,755            5,172          2,028           2,747           3,755            5,172
 2,165           2,990           4,178            5,896          2,165           2,990           4,178            5,896

 2,307           3,245           4,635            6,702          2,307           3,245           4,635            6,702
 2,450           3,510           5,126            7,597          2,450           3,510           5,126            7,597
 2,596           3,787           5,653            8,591          2,596           3,787           5,653            8,591
 2,742           4,074           6,217            9,692          2,742           4,074           6,217            9,692
 2,889           4,371           6,822           10,912          2,889           4,371           6,822           10,912

 5,619          17,920          74,624          362,630          5,619          17,920          74,624          362,630

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE
ILLUSTRATION TABLE ABOVE:]

(1) Assumes no policy loan has been made.

(2) If premiums are paid more frequently than annually the payments would be $153 semi-annually, $77 quarterly or $27 monthly. The Death Benefits, Account Values and Cash Surrender Values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the insured's risk classification.

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

--------------------------------------------------------------------------------

                                  THE CHAMPION
--------------------------------------------------------------------------------
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                      VARIABLE WHOLE LIFE INSURANCE POLICY

  INITIAL FACE AMOUNT  $53,427
(GUARANTEED MINIMUM DEATH BENEFIT)      MALE AGE 25       ANNUAL PREMIUM $500(2)
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

                                                                            DEATH BENEFIT(1)
               PREMIUMS(2) ACCUMULATED                                ASSUMING HYPOTHETICAL GROSS
  END OF       AT INTEREST PER ANNUM OF                                ANNUAL INVESTMENT RETURN OF
  POLICY      --------------------------            ------------------------------------------------------------------
   YEAR          4%                 5%                 0%                 4%                 8%                  12%
  ------      -------            -------            -------            -------            -------             --------
     1        $   520            $   525            $53,427            $53,427            $53,471             $53,537
     2          1,061              1,076             53,427             53,427             53,570              53,787
     3          1,623              1,655             53,427             53,427             53,725              54,184
     4          2,208              2,263             53,427             53,427             53,936              54,734
     5          2,816              2,901             53,427             53,427             54,202              55,444

     6          3,449              3,571             53,427             53,427             54,524              56,322
     7          4,107              4,275             53,427             53,427             54,902              57,374
     8          4,791              5,013             53,427             53,427             55,337              58,608
     9          5,503              5,789             53,427             53,427             55,826              60,031
    10          6,243              6,603             53,427             53,427             56,372              61,653

    11          7,013              7,459             53,427             53,427             56,974              63,481
    12          7,813              8,356             53,427             53,427             57,631              65,526
    13          8,646              9,299             53,427             53,427             58,344              67,797
    14          9,512             10,289             53,427             53,427             59,112              70,307
    15         10,412             11,329             53,427             53,427             59,936              73,066

    16         11,349             12,420             53,427             53,427             60,815              76,087
    17         12,323             13,566             53,427             53,427             61,750              79,384
    18         13,336             14,770             53,427             53,427             62,741              82,971
    19         14,389             16,033             53,427             53,427             63,788              86,864
    20         15,485             17,360             53,427             53,427             64,890              91,079

40 (Age 65)    49,413             63,420             53,427             53,427             99,610             283,063

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                   ACCOUNT VALUE(1)                                             CASH SURRENDER VALUE(1)
             ASSUMING HYPOTHETICAL GROSS                                      ASSUMING HYPOTHETICAL GROSS
             ANNUAL INVESTMENT RETURN OF                                      ANNUAL INVESTMENT RETURN OF
-------------------------------------------------------         -------------------------------------------------------
  0%              4%              8%              12%             0%              4%              8%              12%
------         -------         -------         --------         ------         -------         -------         --------
$  160         $   170         $   180         $    190         $   56         $    66         $    76         $     87
   481             514             549              583            343             376             411              446
   801             871             945            1,022            628             698             772              849
 1,121           1,241           1,370            1,510            918           1,039           1,168            1,307
 1,439           1,623           1,827            2,052          1,209           1,393           1,596            1,821

 1,755           2,017           2,315            2,652          1,507           1,769           2,067            2,404
 2,068           2,422           2,836            3,317          1,810           2,165           2,578            3,059
 2,377           2,839           3,392            4,052          2,156           2,618           3,171            3,831
 2,682           3,266           3,984            4,863          2,558           3,142           3,860            4,740
 2,982           3,704           4,615            5,760          2,982           3,704           4,615            5,760

 3,277           4,151           5,284            6,748          3,277           4,151           5,284            6,748
 3,566           4,609           5,995            7,838          3,566           4,609           5,995            7,838
 3,848           5,075           6,749            9,038          3,848           5,075           6,749            9,038
 4,124           5,549           7,548           10,358          4,124           5,549           7,548           10,358
 4,392           6,031           8,394           11,811          4,392           6,031           8,394           11,811

 4,651           6,520           9,288           13,405          4,651           6,520           9,288           13,405
 4,902           7,016          10,233           15,158          4,902           7,016          10,233           15,158
 5,144           7,517          11,231           17,083          5,144           7,517          11,231           17,083
 5,378           8,025          12,286           19,196          5,378           8,025          12,286           19,196
 5,603           8,539          13,399           21,516          5,603           8,539          13,399           21,516

 8,079          19,251          52,618          157,225          8,079          19,251          52,618          157,225

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE
ILLUSTRATION TABLE ABOVE:]

(1) Assumes no policy loan has been made.

(2) If premiums are paid more frequently than annually the payments would be $255 semi-annually, $129 quarterly or $44 monthly. The Death Benefits, Account Values and Cash Surrender Values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the insured's risk classification.

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

--------------------------------------------------------------------------------

                                  THE CHAMPION
--------------------------------------------------------------------------------
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                      VARIABLE WHOLE LIFE INSURANCE POLICY

  INITIAL FACE AMOUNT  $57,041
(GUARANTEED MINIMUM DEATH BENEFIT)     MALE AGE 40      ANNUAL PREMIUM $1,000(2)
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

                                                                            DEATH BENEFIT(1)
               PREMIUMS(2) ACCUMULATED                                ASSUMING HYPOTHETICAL GROSS
  END OF       AT INTEREST PER ANNUM OF                                ANNUAL INVESTMENT RETURN OF
  POLICY      --------------------------            ------------------------------------------------------------------
   YEAR          4%                 5%                 0%                 4%                 8%                  12%
  ------      -------            -------            -------            -------            -------             --------
    1         $ 1,040            $ 1,050            $57,041            $57,041            $57,111             $ 57,214
    2           2,122              2,153             57,041             57,041             57,250               57,566
    3           3,246              3,310             57,041             57,041             57,459               58,103
    4           4,416              4,526             57,041             57,041             57,735               58,828
    5           5,633              5,802             57,041             57,041             58,078               59,747

    6           6,898              7,142             57,041             57,041             58,486               60,866
    7           8,214              8,549             57,041             57,041             58,961               62,194
    8           9,583             10,027             57,041             57,041             59,500               63,737
    9          11,006             11,578             57,041             57,041             60,104               65,505
   10          12,486             13,207             57,041             57,041             60,772               67,506

   11          14,026             14,917             57,041             57,041             61,503               69,752
   12          15,627             16,713             57,041             57,041             62,299               72,253
   13          17,292             18,599             57,041             57,041             63,158               75,021
   14          19,024             20,579             57,041             57,041             64,080               78,070
   15          20,825             22,658             57,041             57,041             65,066               81,414

   16          22,697             24,840             57,041             57,041             66,115               85,066
   17          24,645             27,132             57,041             57,041             67,227               89,045
   18          26,671             29,539             57,041             57,041             68,402               93,366
   19          28,778             32,066             57,041             57,041             69,641               98,048
   20          30,969             34,719             57,041             57,041             70,944              103,113

25 (Age 65)    43,312             50,114             57,041             57,041             78,433              134,982

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                   ACCOUNT VALUE(1)                                             CASH SURRENDER VALUE(1)
             ASSUMING HYPOTHETICAL GROSS                                      ASSUMING HYPOTHETICAL GROSS
             ANNUAL INVESTMENT RETURN OF                                      ANNUAL INVESTMENT RETURN OF
------------------------------------------------------          -------------------------------------------------------
  0%              4%              8%             12%              0%              4%              8%              12%
------         -------         -------         -------          ------         -------         -------         --------
$   521        $   549         $   577         $   605          $   305        $   333         $   361         $   389
  1,196          1,280           1,366           1,455              908            992           1,078           1,167
  1,854          2,022           2,199           2,386            1,494          1,662           1,839           2,026
  2,493          2,773           3,076           3,403            2,070          2,350           2,653           2,980
  3,115          3,535           4,001           4,518            2,634          3,055           3,521           4,038

  3,717          4,305           4,975           5,738            3,198          3,786           4,457           5,220
  4,303          5,085           6,002           7,075            3,765          4,548           5,465           6,538
  4,870          5,875           7,084           8,538            4,409          5,414           6,623           8,077
  5,419          6,674           8,225          10,140            5,160          6,415           7,966           9,881
  5,951          7,481           9,426          11,894            5,951          7,481           9,426          11,894

  6,464          8,297          10,690          13,814            6,464          8,297          10,690          13,814
  6,958          9,119          12,019          15,912            6,958          9,119          12,019          15,912
  7,430          9,944          13,413          18,204            7,430          9,944          13,413          18,204
  7,880         10,772          14,874          20,704            7,880         10,772          14,874          20,704
  8,305         11,598          16,402          23,429            8,305         11,598          16,402          23,429

  8,706         12,424          18,000          26,398            8,706         12,424          18,000          26,398
  9,084         13,247          19,671          29,633            9,084         13,247          19,671          29,633
  9,440         14,069          21,419          33,157            9,440         14,069          21,419          33,157
  9,773         14,889          23,247          36,997            9,773         14,889          23,247          36,997
 10,087         15,708          25,159          41,182           10,087         15,708          25,159          41,182

 11,304         19,694          36,009          68,254           11,304         19,694          36,009          68,254

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE
ILLUSTRATION TABLE ABOVE:]

(1) Assumes no policy loan has been made.

(2) If premiums are paid more frequently than annually the payments would be $509 semi-annually, $257 quarterly or $87 monthly. The Death Benefits, Account Values and Cash Surrender Values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the insured's risk classification.

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

--------------------------------------------------------------------------------

                                  THE CHAMPION
--------------------------------------------------------------------------------
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                      VARIABLE WHOLE LIFE INSURANCE POLICY

  INITIAL FACE AMOUNT  $200,000
(GUARANTEED MINIMUM DEATH BENEFIT)     MALE AGE 10      ANNUAL PREMIUM $1,000(2)
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

                                                                            DEATH BENEFIT(1)
               PREMIUMS(2) ACCUMULATED                                ASSUMING HYPOTHETICAL GROSS
  END OF       AT INTEREST PER ANNUM OF                                ANNUAL INVESTMENT RETURN OF
  POLICY      ---------------------------           --------------------------------------------------------------------
   YEAR          4%                 5%                 0%                 4%                 8%                  12%
  ------      --------           --------           --------           --------           --------            ----------
    1         $  1,040           $  1,050           $200,000           $200,000           $200,218            $  200,542
    2            2,122              2,153            200,000            200,000            200,642               201,612
    3            3,246              3,310            200,000            200,000            201,268               203,226
    4            4,416              4,526            200,000            200,000            202,094               205,398
    5            5,633              5,802            200,000            200,000            203,114               208,138

    6            6,898              7,142            200,000            200,000            204,324               211,458
    7            8,214              8,549            200,000            200,000            205,718               215,368
    8            9,583             10,027            200,000            200,000            207,292               219,888
    9           11,006             11,578            200,000            200,000            209,042               225,034
   10           12,486             13,207            200,000            200,000            210,966               230,830

   11           14,026             14,917            200,000            200,000            213,066               237,310
   12           15,627             16,713            200,000            200,000            215,340               244,506
   13           17,292             18,599            200,000            200,000            217,792               252,456
   14           19,024             20,579            200,000            200,000            220,422               261,204
   15           20,825             22,658            200,000            200,000            223,236               270,796

   16           22,697             24,840            200,000            200,000            226,234               281,280
   17           24,645             27,132            200,000            200,000            229,420               292,710
   18           26,671             29,539            200,000            200,000            232,798               305,142
   19           28,778             32,066            200,000            200,000            236,370               318,636
   20           30,969             34,719            200,000            200,000            240,140               333,254

55 (Age 65)    198,805            286,348            200,000            200,000            520,190             2,527,266

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                   ACCOUNT VALUE(1)                                             CASH SURRENDER VALUE(1)
             ASSUMING HYPOTHETICAL GROSS                                      ASSUMING HYPOTHETICAL GROSS
             ANNUAL INVESTMENT RETURN OF                                      ANNUAL INVESTMENT RETURN OF
---------------------------------------------------------       ---------------------------------------------------------
  0%              4%              8%              12%             0%              4%              8%              12%
------         -------         --------        ----------       -------        -------         --------        ----------
$   620        $   650         $    680        $      712       $   404        $   434         $    464        $      496
  1,328          1,418            1,512             1,608         1,040          1,130            1,224             1,320
  2,016          2,196            2,386             2,586         1,656          1,836            2,026             2,226
  2,668          2,968            3,292             3,642         2,246          2,546            2,870             3,220
  3,288          3,736            4,232             4,784         2,808          3,256            3,752             4,304

  3,872          4,494            5,202             6,012         3,354          3,976            4,684             5,494
  4,420          5,244            6,208             7,340         3,882          4,706            5,670             6,802
  4,938          5,986            7,250             8,776         4,478          5,526            6,790             8,316
  5,434          6,734            8,346            10,342         5,174          6,474            8,086            10,082
  5,920          7,496            9,504            12,064         5,920          7,496            9,504            12,064

  6,400          8,272           10,732            13,956         6,400          8,272           10,732            13,956
  6,880          9,078           12,046            16,050         6,880          9,078           12,046            16,050
  7,366          9,918           13,456            18,372         7,366          9,918           13,456            18,372
  7,862         10,792           14,974            20,950         7,862         10,792           14,974            20,950
  8,364         11,704           16,606            23,812         8,364         11,704           16,606            23,812

  8,880         12,662           18,364            26,998         8,880         12,662           18,364            26,998
  9,404         13,658           20,254            30,532         9,404         13,658           20,254            30,532
  9,936         14,696           22,284            34,456         9,936         14,696           22,284            34,456
 10,468         15,772           24,458            38,804        10,468         15,772           24,458            38,804
 11,004         16,886           26,784            43,618        11,004         16,886           26,784            43,618

 20,922         67,682          287,900         1,432,354        20,922         67,682          287,900         1,432,354

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE
ILLUSTRATION TABLE ABOVE:]

(1) Assumes no policy loan has been made.

(2) If premiums are paid more frequently than annually the payments would be $509 semi-annually, $257 quarterly or $87 monthly. The Death Benefits, Account Values and Cash Surrender Values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the insured's risk classification.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE TRUST PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

                                  THE CHAMPION
--------------------------------------------------------------------------------
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                      VARIABLE WHOLE LIFE INSURANCE POLICY

  INITIAL FACE AMOUNT  $231,133
(GUARANTEED MINIMUM DEATH BENEFIT)     MALE AGE 25      ANNUAL PREMIUM $2,000(2)
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

                                                                            DEATH BENEFIT(1)
               PREMIUMS(2) ACCUMULATED                                ASSUMING HYPOTHETICAL GROSS
  END OF       AT INTEREST PER ANNUM OF                                ANNUAL INVESTMENT RETURN OF
  POLICY      ---------------------------           --------------------------------------------------------------------
   YEAR          4%                 5%                 0%                 4%                 8%                   12%
  ------      --------           --------           --------           --------           --------            ----------
    1         $  2,080           $  2,100           $231,133           $231,133           $231,419            $  231,842
    2            4,243              4,305            231,133            231,133            231,941               233,164
    3            6,493              6,620            231,133            231,133            232,702               235,129
    4            8,833              9,051            231,133            231,133            233,703               237,764
    5           11,266             11,604            231,133            231,133            234,944               241,099

    6           13,797             14,284            231,133            231,133            236,425               245,165
    7           16,428             17,098            231,133            231,133            238,150               249,993
    8           19,166             20,053            231,133            231,133            240,114               255,616
    9           22,012             23,156            231,133            231,133            242,319               262,072
   10           24,973             26,414            231,133            231,133            244,765               269,394

   11           28,052             29,834            231,133            231,133            247,450               277,627
   12           31,254             33,426            231,133            231,133            250,377               286,810
   13           34,584             37,197            231,133            231,133            253,543               296,989
   14           38,047             41,157            231,133            231,133            256,950               308,213
   15           41,649             45,315            231,133            231,133            260,595               320,535

   16           45,395             49,681            231,133            231,133            264,480               334,007
   17           49,291             54,265            231,133            231,133            268,606               348,694
   18           53,342             59,078            231,133            231,133            272,972               364,656
   19           57,556             64,132            231,133            231,133            277,581               381,965
   20           61,938             69,439            231,133            231,133            282,432               400,694

40 (Age 65)    197,653            253,680            231,133            231,133            434,432             1,250,452

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                   ACCOUNT VALUE(1)                                             CASH SURRENDER VALUE(1)
             ASSUMING HYPOTHETICAL GROSS                                      ASSUMING HYPOTHETICAL GROSS
             ANNUAL INVESTMENT RETURN OF                                      ANNUAL INVESTMENT RETURN OF
-------------------------------------------------------         -------------------------------------------------------
  0%              4%              8%              12%              0%             4%              8%              12%
------         -------         --------        --------         -------        -------         --------        --------
$ 1,238        $ 1,305         $  1,370        $  1,437         $   797        $   864         $    929        $    996
  2,595          2,782            2,976           3,175           2,008          2,195            2,389           2,588
  3,952          4,317            4,703           5,112           3,217          3,582            3,968           4,377
  5,304          5,905            6,559           7,266           4,442          5,043            5,697           6,404
  6,649          7,546            8,547           9,661           5,669          6,566            7,567           8,681

  7,985          9,240           10,673          12,312           6,927          8,182            9,615          11,253
  9,305         10,978           12,941          15,245           8,207          9,880           11,843          14,147
 10,613         12,767           15,365          18,492           9,672         11,827           14,425          17,552
 11,903         14,602           17,945          22,075          11,374         14,073           17,415          21,546
 13,174         16,484           20,691          26,037          13,174         16,484           20,691          26,037

 14,422         18,407           23,607          30,400          14,422         18,407           23,607          30,400
 15,645         20,372           26,707          35,213          15,645         20,372           26,707          35,213
 16,842         22,373           29,994          40,512          16,842         22,373           29,994          40,512
 18,007         24,412           33,477          46,344          18,007         24,412           33,477          46,344
 19,140         26,480           37,159          52,753          19,140         26,480           37,159          52,753

 20,238         28,581           41,058          59,803          20,238         28,581           41,058          59,803
 21,296         30,708           45,172          67,541          21,296         30,708           45,172          67,541
 22,320         32,864           49,524          76,045          22,320         32,864           49,524          76,045
 23,307         35,044           54,117          85,378          23,307         35,044           54,117          85,378
 24,257         37,251           58,968          95,624          24,257         37,251           58,968          95,624

 34,646         83,235          229,933         695,234          34,646         83,235          229,933         695,234

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE
ILLUSTRATION TABLE ABOVE:]

(1) Assumes no policy loan has been made.

(2) If premiums are paid more frequently than annually the payments would be $1,019 semi-annually, $515 quarterly or $173 monthly. The Death Benefits, Account Values and Cash Surrender Values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the insured's risk classification.

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

--------------------------------------------------------------------------------

                                  THE CHAMPION
--------------------------------------------------------------------------------
                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                      VARIABLE WHOLE LIFE INSURANCE POLICY

  INITIAL FACE AMOUNT  $237,411
(GUARANTEED MINIMUM DEATH BENEFIT)     MALE AGE 40      ANNUAL PREMIUM $4,000(2)
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

                                                                            DEATH BENEFIT(1)
               PREMIUMS(2) ACCUMULATED                                ASSUMING HYPOTHETICAL GROSS
  END OF       AT INTEREST PER ANNUM OF                                ANNUAL INVESTMENT RETURN OF
  POLICY      ---------------------------           ------------------------------------------------------------------
   YEAR          4%                 5%                 0%                 4%                  8%                 12%
  ------      --------           --------           --------           --------           --------            --------
    1         $  4,160           $  4,200           $237,411           $237,411           $237,757            $238,272
    2            8,486              8,610            237,411            237,411            238,393             239,882
    3           12,986             13,241            237,411            237,411            239,315             242,258
    4           17,665             18,103            237,411            237,411            240,516             245,423
    5           22,532             23,208            237,411            237,411            241,995             249,400

    6           27,593             28,568            237,411            237,411            243,747             254,217
    7           32,857             34,196            237,411            237,411            245,772             259,903
    8           38,331             40,106            237,411            237,411            248,066             266,491
    9           44,024             46,312            237,411            237,411            250,627             274,019
   10           49,945             52,827            237,411            237,411            253,455             282,526

   11           56,103             59,669            237,411            237,411            256,548             292,055
   12           62,507             66,852            237,411            237,411            259,905             302,656
   13           69,168             74,395            237,411            237,411            263,526             314,379
   14           76,094             82,314            237,411            237,411            267,410             327,278
   15           83,298             90,630            237,411            237,411            271,557             341,413

   16           90,790             99,361            237,411            237,411            275,968             356,847
   17           98,582            108,530            237,411            237,411            280,643             373,646
   18          106,685            118,156            237,411            237,411            285,581             391,884
   19          115,112            128,264            237,411            237,411            290,783             411,639
   20          123,877            138,877            237,411            237,411            296,250             432,997

25 (Age 65)    173,247            200,454            237,411            237,411            327,643             567,305

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                   ACCOUNT VALUE(1)                                             CASH SURRENDER VALUE(1)
             ASSUMING HYPOTHETICAL GROSS                                      ASSUMING HYPOTHETICAL GROSS
             ANNUAL INVESTMENT RETURN OF                                      ANNUAL INVESTMENT RETURN OF
-------------------------------------------------------         -------------------------------------------------------
  0%              4%              8%              12%             0%              4%              8%              12%
------         -------         --------        --------         -------        -------         --------        --------
$ 2,727        $ 2,865         $  3,003        $  3,143         $ 1,837        $ 1,975         $  2,112        $  2,253
  5,500          5,894            6,298           6,713           4,313          4,707            5,111           5,526
  8,202          8,964            9,771          10,624           6,716          7,478            8,285           9,137
 10,830         12,079           13,435          14,904           9,088         10,336           11,692          13,162
 13,382         15,232           17,295          19,588          11,402         13,252           15,315          17,608

 15,856         18,420           21,357          24,714          13,717         16,281           19,218          22,575
 18,259         21,651           25,642          30,331          16,041         19,434           23,425          28,114
 20,590         24,921           30,160          36,480          18,688         23,019           28,259          34,578
 22,846         28,230           34,918          43,215          21,777         27,162           33,850          42,147
 25,030         31,575           39,932          50,589          25,030         31,575           39,932          50,589

 27,133         34,951           45,207          58,654          27,133         34,951           45,207          58,654
 29,161         38,353           50,753          67,476          29,161         38,353           50,753          67,476
 31,098         41,772           56,572          77,111          31,098         41,772           56,572          77,111
 32,943         45,198           62,671          87,621          32,943         45,198           62,671          87,621
 34,685         48,619           69,048          99,076          34,685         48,619           69,048          99,076

 36,333         52,040           75,724         111,561          36,333         52,040           75,724         111,561
 37,878         55,449           82,697         125,160          37,878         55,449           82,697         125,160
 39,336         58,854           89,995         139,979          39,336         58,854           89,995         139,979
 40,701         62,249           97,623         156,126          40,701         62,249           97,623         156,126
 41,986         65,639          105,607         173,720          41,986         65,639          105,607         173,720

 46,957         82,139          150,910         287,568          46,957         82,139          150,910         287,568

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE
ILLUSTRATION TABLE ABOVE:]

(1) Assumes no policy loan has been made.

(2) If premiums are paid more frequently than annually the payments would be $2,036 semi-annually, $1,027 quarterly or $345 monthly. The Death Benefits, Account Values and Cash Surrender Values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the insured's risk classification.

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

--------------------------------------------------------------------------------

[EDGARIZER'S NOTE:]
[THE CHAMPION PROSPECTUS ENDS HERE; THE SP-1 PROSPECTUS FOLLOWS]

--------------------------------------------------------------------------------
SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
LEVEL FACE AMOUNT

[SP-1 LOGO]

ISSUED BY

[EQUITABLE VARIABLE LIFE INSURANCE COMPANY LOGO - 1987 VERSION]

--------------------------------------------------------------------------------
VM 371   Prospectus Dated September 30, 1987
--------------------------------------------------------------------------------

THE HUDSON RIVER TRUST

PRINCIPAL OFFICE LOCATED AT:
787 Seventh Avenue, New York, New York 10019

--------------------------------------------------------------------------------
HRT 102  PROSPECTUS DATED SEPTEMBER 30, 1987
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
LEVEL FACE AMOUNT

[VARIABLE LIFE INSURANCE LOGO]

[SP LOGO]

--------------------------------------------------------------------------------
PROSPECTUS DATED
SEPTEMBER 30, 1987

ISSUED BY

[EQUITABLE VARIABLE LIFE INSURANCE COMPANY LOGO - 1987 VERSION]

--------------------------------------------------------------------------------
This prospectus describes a variable life insurance policy being offered by Equitable Variable. Your net premium is invested among one or more of the Divisions of Equitable Variable's Separate Account I.

Each policy owner decides in which Divisions the premium for his or her policy will be put, after certain deductions have been made.

The Separate Account has the following Divisions:

o Aggressive Stock
o High Yield
o Common Stock
o Balanced
o Money Market

The assets in each Division are invested in shares of corresponding Portfolios of The Hudson River Trust. The Trust is the successor to The Hudson River Fund, Inc. pursuant to an Agreement and Plan of Reorganization dated September 30, 1987.

The prospectus for the Trust, which is attached to this prospectus, describes the investment objectives and policies of each of the Trust Portfolios, as well as the risks relating to investments in the Trust.

The Death Benefit, Account Value, and Cash Surrender Value of a policy will vary up or down depending on investment experience of the Divisions, which in turn depends on the investment performance of the corresponding Portfolios. While there is no guaranteed minimum Account Value or Cash Surrender Value for a policy, Equitable Variable guarantees that a policy's Death Benefit will never be less than its face amount as long as there is no outstanding policy loan.

A policy is serviced through a regional Life Insurance Center. This is the Administrative Office shown on page 3 of a policy when it is issued. Equitable Variable's Home Office is 787 Seventh Avenue, New York, New York. Telephone
(212) 714-4643.

REPLACING EXISTING INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS FOR DETAILS ON THE POLICY BEING OFFERED AND KEEP IT FOR FUTURE REFERENCE. IT IS NOT VALID UNLESS ATTACHED TO A CURRENT PROSPECTUS FOR THE HUDSON RIVER TRUST.

--------------------------------------------------------------------------------
VM-371
Copyright 1987 Equitable Variable Life Insurance Company. All rights reserved.

--------------------------------------------------------------------------------
THE PURPOSE OF THE POLICY WE ARE OFFERING IS TO PROVIDE INSURANCE PROTECTION FOR A POLICY'S BENEFICIARY.

WE DO NOT CLAIM THAT THE POLICY IS IN ANY WAY SIMILAR TO OR COMPARABLE TO A MUTUAL FUND.

Because we want you to have as much information as possible about our variable life policy before you buy one, we urge you to examine this prospectus carefully, and we also urge you to read the attached Trust prospectus. Unless otherwise stated, this prospectus assumes that there is no outstanding policy loan.

The first Part of this prospectus contains a summary that will introduce us and our variable life policy to you. You will find more detailed information in Part 2 and financial statements in Part 3.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
PART 1 -- SUMMARY

--------------------------------------------------------------------------------
THE ISSUING COMPANY

We are Equitable Variable Life Insurance Company (Equitable Variable) a New York stock life insurance company.

--------------------------------------------------------------------------------
OUR PARENT, EQUITABLE

We are a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable), a New York mutual life insurance company.

--------------------------------------------------------------------------------
THE POLICY

By this prospectus we are offering a single premium variable life insurance policy with a level face amount. This is SP-1(TM), Policy Number 85-09.

We also offer, through separate prospectuses, three periodic premium variable life policies and a flexible premium variable life policy. The net premiums for SP-1 are invested in our Separate Account I (Separate Account), which in turn buys shares in The Hudson River Trust (Trust).

--------------------------------------------------------------------------------
WHY VARIABLE LIFE VARIES

This variable life policy is first and foremost a whole life insurance policy with Death Benefits, Account Values, Cash Surrender Values and loan privileges traditionally associated with whole life insurance. It is called "variable" because, unlike the fixed death benefits of an ordinary single premium whole life policy, the Death Benefits, Account Values and Cash Surrender Values may increase or decrease. They do so because your net premium is put into one or more of the Divisions of our Separate Account. The assets in each Division buy shares in a corresponding Trust Portfolio. The Separate Account's investment experience will vary over the years reflecting the investment performance of the Trust's Portfolios in which it invests.

When the Separate Account's net investment return is greater than the assumed investment return of 4%, additional amounts of paid-up life insurance are purchased. This results in additional Death Benefit, Account Value and Cash Surrender Value. If the Separate Account's net investment return is less than the assumed investment return, this additional paid-up life insurance may be lost, resulting in smaller Account Value, Cash Surrender Value and Death Benefit, but the Death Benefit will never be less than the guaranteed minimum.

--------------------------------------------------------------------------------
THE SEPARATE ACCOUNT, ITS
INVESTMENTS AND ITS INVESTMENT
EXPERIENCE

Our Separate Account is registered with the Securities and Exchange Commission
(SEC) under the Investment Company Act of 1940 (1940 Act) as a unit investment trust, which is a type of investment company. For state law purposes the Separate Account is treated as part of us.

After making certain deductions from premiums, we put the net premium in one or more of the Divisions of the Separate Account. You decide in which Divisions your policy's net premium will be put. The Separate Account has the following
Divisions:

o Aggressive Stock
o High Yield
o Common Stock
o Balanced
o Money Market

Each Division invests in shares of a corresponding investment portfolio (Portfolio) of the Trust. Each Portfolio has a different investment policy. Throughout this prospectus we will discuss the investment experience of the Separate Account and the Divisions. On these occasions you should keep in mind that THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT AND THE DIVISIONS DEPENDS ON THE INVESTMENT PERFORMANCE OF THE TRUST AND THE CORRESPONDING PORTFOLIOS.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE TRUST

The Hudson River Trust is a "series" type of mutual fund registered with the SEC under the 1940 Act as an open-end diversified management investment company. In addition to the Portfolios available for investment by Divisions of the Separate Account, the Trust has a Global Portfolio which currently is not available. The Trust does not impose a sales charge.

The Trust serves as an investment medium for variable life policies issued by us, and by insurers affiliated or unaffiliated with Equitable. We are currently in control of the Trust; however, purchasers of each of these contracts will also have voting privileges in the Trust. See YOUR VOTING PRIVILEGES.

For a full description of the Trust, including the investment policies and objectives of the Portfolios, see its prospectus which is attached to this prospectus and its Statement of Additional Information referred to therein.

--------------------------------------------------------------------------------
THE TRUST'S INVESTMENT ADVISER

The Trust is advised by Equitable Capital Management Corporation (Equitable Capital), a wholly-owned subsidiary of Equitable. Equitable Capital is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. The Trust pays advisory fees to Equitable Capital based on maximum annual rates of between 0.40% and 0.55% of the average daily value of the aggregate net assets of each Portfolio. However, we credit the values of our SP-1 policies to offset completely the effect on such values of the portion of the Trust's advisory fees which exceeds a 0.25% annual rate.

--------------------------------------------------------------------------------
DEATH BENEFITS

The Death Benefit under the policy can go up or down depending on the investment experience of the Division or Divisions into which you choose to put your net premium. The guaranteed minimum Death Benefit is the face amount of the policy regardless of the investment experience of the Divisions. The Death Benefit is the guaranteed minimum Death Benefit, plus the sum (if positive) of the variable adjustment amounts (determined annually) in the Divisions in which you have Account Value.

However, if the Account Value at the date of death, considered as a single premium, can buy more Death Benefit, then the Death Benefit will be this higher amount.

See THE VARIABLE ADJUSTMENT AMOUNT, THE GUARANTEED MINIMUM DEATH BENEFIT, and DEATH BENEFIT BASED ON ACCOUNT VALUE in Part 2.

--------------------------------------------------------------------------------
ACCOUNT VALUE

Our policy is a whole life policy and it will have both an Account Value and a Cash Surrender Value. The Account Value of a policy may increase or decrease daily to reflect the investment experience of the Divisions in which your policy participates. The Account Value is your net single premium, minus the cost of insurance and the Separate Account asset charges, plus or minus investment experience. Unlike the Death Benefit, which has a guaranteed minimum, we do not guarantee a minimum amount of Account Value. You will bear the entire market risk for Account Value.

You can request that all or part of your Account Value be transferred between the Divisions. See YOU CAN TRANSFER ACCOUNT VALUE BETWEEN DIVISIONS in Part 2.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CASH SURRENDER VALUE

Our policy also has a Cash Surrender Value. The Cash Surrender Value will be less than the Account Value during the first ten policy years, and will equal the Account Value thereafter. The difference between the Cash Surrender Value and the Account Value is considered a contingent deferred sales load. Any contingent deferred sales load will not be more than 9% of your single premium. The Cash Surrender Value is not guaranteed.

See CONTINGENT DEFERRED SALES LOAD in Part 2.

--------------------------------------------------------------------------------
COMMISSIONS

The agent or broker who sells you one of our single premium policies will receive a commission for the sale equivalent to a maximum of 3% of the single premium that is payable. (You do not pay any sales charge for shares of the Trust purchased by the Separate Account). The agent or broker will not receive commissions in later policy years.

--------------------------------------------------------------------------------
CHARGES AGAINST PREMIUM

Your total premium after deduction for state premium taxes and a $200 administrative expense charge is put into our Separate Account. The administrative charge is used to pay administrative expenses.

--------------------------------------------------------------------------------
CHARGES AGAINST THE
SEPARATE ACCOUNT

The amount in the Divisions credited to your policy is decreased by the cost of your insurance protection. Also, the investment experience of the Separate Account reflects a daily charge we make at an effective annual rate of 0.50% of the value of the assets of the Separate Account for certain mortality and expense risks.

Any charges against the Divisions will have an impact on whether the Divisions earn more than the assumed rate of 4% and whether your policy's Death Benefit increases above the guaranteed minimum.

For more information on the cost of insurance, see HOW WE SUPPORT THE OPERATIONS OF A POLICY in Part 2.

--------------------------------------------------------------------------------
CONTINGENT DEFERRED SALES LOAD

We charge a contingent deferred sales load if you surrender your policy before its 10th anniversary. The charge will be a percentage of the Account Value which will vary by issue age and sex. The rate will never be more than 9% of the Account Value and will diminish to zero over the first 10 policy years. In any event the rate will never be more than 9% of your single premium.

This charge affects your Cash Surrender Value and the amount available for policy loans. It does not affect Account Value transfers, Separate Account investment experience or Death Benefits.

See CONTINGENT DEFERRED SALES LOAD in Part 2.

--------------------------------------------------------------------------------
POLICY LOANS

As a policy owner, you may borrow up to 90% of your policy's Cash Surrender Value at 5% interest but borrowed amounts are transferred out of the Divisions and, therefore, not affected by investment experience. We will credit the assumed interest rate of 4% on the borrowed amounts.

See TAKING A POLICY LOAN in Part 2.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PREMIUM

You may choose to purchase a policy based on a single premium or an initial face amount. The size of the initial face amount depends on the single premium, and the insured's age and sex. The minimum premium for this policy is $2,500.

--------------------------------------------------------------------------------
CANCELLATION AND
EXCHANGE RIGHTS

You have a limited right to return your policy for cancellation and a full refund of premium paid. Your request must be postmarked by the latest of

o 10 days after you receive your policy; or
o 10 days after we mail a written Notice of Withdrawal Right; or
o 45 days after Part 1 of the policy application was signed.

Also, within 24 months of a policy's issue date, it may be exchanged for a fixed single premium whole life insurance policy on the life of the insured without submitting proof of insurability.

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INCOME TAXES

Any Death Benefit paid under our policy will be fully excludable from the gross income of the beneficiary for Federal income tax purposes.

We may, in the future, charge the Divisions for any of our income taxes attributable to the Separate Account.

See THE IMPACT OF TAXES in Part 2.

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MORE INFORMATION

For further information, including illustrations of how the investment experience of the Separate Account Divisions and the investment performance of the Trust could cause Death Benefits, Account Values and Cash Surrender Values to vary, please see Part 2 of this prospectus and the Trust's current prospectus. Our financial statements are in Part 3 of this prospectus. The Trust's prospectus contains Condensed Financial Information for the Trust and its Statement of Additional Information contains its financial statements.

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CONDENSED FINANCIAL
INFORMATION
SEPARATE ACCOUNT I

The tables below show the actual net returns of the Common Stock and Money Market Divisions of our Separate Account as if the Reorganization discussed under GENERAL INFORMATION -- PREDECESSORS OF THE TRUST in Part 2 had always been in effect. The tables show the actual net returns of the predecessors of the Common Stocks and Money Market Divisions operating as management investment companies prior to the Reorganization. The same results would have been achieved if the Separate Account had operated as a unit investment trust investing in The Hudson River Trust, for all the periods shown, the operations of the Trust having been as currently reported in the Trust's separate Prospectus and Statement of Additional Information. The net returns for each Division for the periods shown assume the Common Stock Division and the Money Market Division would have received initial policy premium allocations on January 13, 1976 and August 21, 1981, respectively, the dates on which the predecessors of these Divisions first received premium allocations under variable life policies. The tables break the net return into its component parts.

When you examine the tables, remember that the percentages apply to a policy with its policy year starting on the first day of the periods shown and apply to a policy that would have been in force throughout the periods shown. Because they are determined each December 31, the percentages do not reflect the average net assets in the Divisions during those periods. To get a more complete picture of the Separate Account and its Divisions you may want to refer to the financial statements and related notes in the Statement of Additional Information for The Hudson River Trust.

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COMMON STOCK DIVISION

                                                                                                                   January 13,
                                                   Year Ended December 31,                                            1976 to
                -----------------------------------------------------------------------------------------------   December 31,
                 1986      1985      1984      1983      1982      1981      1980      1979     1978       1977     1976(a)(b)
                --------------------------------------------------------------------------------------------------------------
NET RETURN:
Income(c)        1.55 %    2.92 %    3.22 %    2.65 %    4.64 %    4.02 %    4.35 %    3.91 %   4.06 %     3.49 %     2.63 %
Net realized
  and
  unrealized
  gain (loss)
  on invest-
  ments         16.04 %   30.91 %   (4.68)%   24.06 %   13.58 %   (9.40)%   46.48 %   26.56 %   4.72 %   (12.26)%     7.00 %
                -----     -----      ----     -----     -----      ----     -----     -----     ----      -----       ----
Gross
  Return        17.59 %   33.83 %   (1.46)%   26.71 %   18.22 %   (5.38)%   50.83 %   30.47 %   8.78 %    (8.77)%     9.63 %
Expense
  charges(c)     (.59)%    (.74)%    (.74)%    (.94)%    (.95)%    (.70)%   (1.13)%    (.98)%   (.81)%     (.69)%     (.77)%
                -----     -----      ----     -----     -----      ----     -----     -----     ----      -----       ----
Net Return      17.00 %   33.09 %   (2.20)%   25.77 %   17.27 %   (6.08)%   49.70 %   29.49 %   7.97 %    (9.46)%     8.86 %
                =====     =====      ====     =====     =====      ====     =====     =====     ====      =====       ====


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(a) Date as of which net premiums under the policies were first allocated to the predecessor of the Division.
(b) The gross return and the net return for the periods indicated are not annual rates of return.
(c) Subsequent to March 22, 1985, the advisory service fees have been deducted in arriving at income rather than as an expense charge.

The effective annual net rate of return for the Common Stock Division from January 13, 1976 to December 31, 1986 was 14.36%. For the same period ended December 31, 1986, the average annual increase for the Standard and Poor's 500 Stock Index with dividends reinvested was 14.06%. (Standard and Poor's is an unmanaged index of groups of common stocks.)


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MONEY MARKET DIVISION

                                                        Year Ended December 31,                     August 21, 1981
                                       ------------------------------------------------------       to December 31,
                                       1986        1985(d)      1984        1983         1982            1981(a)(b)
                                       ----------------------------------------------------------------------------
NET RETURN:
Income(c)                              6.83 %      8.65 %      11.00 %      9.56 %      13.53 %              5.46 %
Net realized and unrealized gain
  (loss) on investments                0.03 %      (.09)%        .42 %      (.06)%        .03 %               .06 %
                                       ----        ----        -----        ----        -----                ----
Gross Return                           6.86 %      8.56 %      11.42 %      9.50 %      13.56 %              5.52 %
Expense charges(c)                     (.55)%      (.60)%       (.84)%      (.83)%       (.84)%              (.35)%
                                       ----        ----        -----        ----        -----                ----
Net Return                             6.31 %      7.96 %      10.58 %      8.67 %      12.72 %              5.17 %
                                       ====        ====        =====        ====        =====                ====

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(a) Date as of which net premiums under the policies were first allocated to the predecessor of the Division.
(b) The gross return and the net return for the periods indicated are not annual rates of return.
(c) Subsequent to March 22, 1985, the advisory service fees have been deducted in arriving at income rather than as an expense charge.
(d) Net return for 1985 has been adjusted to reflect a recalculation of the net return of the Division.

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HYPOTHETICAL
ILLUSTRATIONS

The following illustrations are based on the assumption that the Separate Account and the Trust had been operating since January 1, 1976 in the same manner as they operate as a result of the implementation of the Reorganization described under GENERAL INFORMATION -- PREDECESSORS OF THE TRUST in Part 2. For illustrations based on various constant hypothetical annual investment returns, see ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND CASH SURRENDER VALUES, AND ACCUMULATED PREMIUM in Part 2.

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ILLUSTRATION OF VARIATIONS OF THE
DEATH BENEFIT, THE ACCOUNT VALUE
AND THE CASH SURRENDER VALUE IN
RELATION TO INVESTMENT EXPERIENCE
OF THE COMMON STOCK DIVISION

The following example shows how the net return of the Common Stock Division would have affected the Death Benefits, Account Values and Cash Surrender Values of a single premium policy dated January 1, 1976. Assume a single premium of $25,000 and that the insured was a 40 year old male on January 1, 1976.

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                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                              ($81,932 Face Amount)

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                                     Cash                                                                              Guaranteed
Policy Anniversary on           Surrender                                                                                 Minimum
January 1 in Year:                  Value                Account Value                 Death Benefit                Death Benefit
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       1977*                      $24,171                      $26,224                      $ 85,615                      $81,932
       1978                        21,713                       23,353                        81,932                       81,932
       1979                        23,835                       25,410                        81,932                       81,932
       1980                        29,920                       31,618                        93,868                       81,932
       1981                        46,298                       48,487                       139,540                       81,932
       1982                        43,575                       45,227                       126,201                       81,932
       1983                        49,898                       51,320                       138,888                       81,932
       1984                        63,970                       65,188                       171,147                       81,932
       1985                        62,235                       62,829                       160,066                       81,932
       1986                        83,742                       83,742                       207,077                       81,932
       1987                        98,819                       98,819                       237,244                       81,932
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* Reflects net investment income credited at the assumed rate of 4% from January 1, 1976 to January 12, 1976, and an actual rate of return for the Common Stock Division assuming the investment performance of the Trust's Common Stock Portfolio was the same as our pre-Reorganization Separate Account I starting January 13, 1976. Net annual premiums under variable life policies were first put into our pre-Reorganization Separate Account I on January 13, 1976.

Remember, this example of past investment performance is for a specific age, sex, premium amount and policy anniversary. Also, the policy described in this prospectus was not available in 1976. The benefits illustrated under this policy are calculated on the policy anniversary and do not represent the average net investment performance of our pre-Reorganization Separate Account I during the policy year. Past investment performance should not be deemed a representation of future investment experience of the Division or investment performance of the Trust.

The difference between the Account Value and the Cash Surrender Value is the contingent deferred sales load.

This example assumes that the net single premium and related Account Values and Cash Surrender Values are 100% in the Common Stock Division for the entire period.

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ILLUSTRATION OF VARIATIONS OF THE
DEATH BENEFIT, THE ACCOUNT VALUE
AND THE CASH SURRENDER VALUE IN
RELATION TO INVESTMENT EXPERIENCE
OF THE MONEY MARKET DIVISION

The following example shows how the net return of the Money Market Division would have affected the Death Benefits, Account Values and Cash Surrender Values of a single premium policy dated January 1, 1982. Assume a single premium of $25,000 and that the insured was a 40 year old male on January 1, 1982.

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                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                              ($81,932 Face Amount)

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                                    Cash                                                                              Guaranteed
Policy Anniversary on          Surrender                                                                                 Minimum
January 1 in Year:                 Value                Account Value                 Death Benefit                Death Benefit
------------------------------------------------------------------------------------------------------------------------------------
       1983                      $25,074                      $27,204                      $ 88,814                      $81,932
       1984                       27,305                       29,366                        92,864                       81,932
       1985                       30,227                       32,225                        98,726                       81,932
       1986                       32,674                       34,527                       102,505                       81,932
       1987                       34,784                       36,429                       104,839                       81,932
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This example reflects Money Market Division investment experience assuming the investment performance of the Trust's Money Market Portfolio was the same as our pre-Reorganization Separate Account II starting January 1, 1982. Net premiums under variable life policies were first put into our pre-Reorganization Separate Account II on August 21, 1981.

Remember, this example of past investment performance is for a specific age, sex, premium amount and policy anniversary. Also, the policy described in this prospectus was not available in 1982. The benefits illustrated under this policy are calculated on the policy anniversary and do not represent the average net investment performance of our pre-Reorganization Separate Account II during the policy year. Past investment performance should not be deemed a representation of future investment experience of the Division or future investment performance of the Trust.

The difference between the Account Value and the Cash Surrender Value is the contingent deferred sales load.

This example assumes that the net premium and related Account Values and Cash Surrender Values are 100% in the Money Market Division for the entire period.

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PART 2 -- DETAILED INFORMATION

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GENERAL INFORMATION
ABOUT US

We are Equitable Variable. We were organized in 1972 in New York State as a stock life insurance company and are authorized to sell life insurance and annuities there. We also are authorized to sell life insurance and annuities in other jurisdictions. In January of 1976 we began selling periodic premium variable life policies, and two years later, in January of 1978, we began selling fixed annuity contracts.

In 1983 we began selling a form of fixed life insurance policy, the Equitable Life Account. In 1983 we also began selling single premium variable life policies. In 1986 we began selling an individual flexible premium variable life policy designed to provide insurance coverage with flexibility in death benefits and premium payments. We also sell two types of term insurance policies, fixed single premium life insurance policies and universal life insurance policies. At the end of 1986 we had approximately $9.7 billion face amount of variable life insurance in force and $47.1 billion of fixed life insurance in force (and about $1.9 billion of fixed annuity payment obligations).

Policy owners who have our variable life policies on a single premium basis, as well as on a periodic premium basis, have monies placed in our Separate Account.

Our financial statements including those of our continuing Separate Account are in Part 3.

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EQUITABLE

Equitable is a New York mutual life insurance company that has its home office at 787 Seventh Avenue, New York, N.Y. 10019.

Equitable has been in business since 1859. Equitable's total assets make it the third largest life insurance company in the United States. At December 31, 1986 these assets were approximately $55 billion. Equitable is also one of the largest managers of retirement fund assets. At December 31, 1986, Equitable and its subsidiaries were managing pension fund assets of $66.2 billion and total assets of $102.7 billion. These assets include amounts in our General Account, Equitable's General Account and separate accounts, and other accounts managed by Equitable and Equitable Capital.

On December 31, 1986, Equitable Capital was managing approximately $30 billion in assets. Equitable Capital acts as an investment adviser to various separate accounts and general accounts of Equitable and other affiliated insurance companies. Equitable Capital also provides management and consulting services to mutual funds, endowment funds, insurance companies, foreign entities, and non-tax-qualified corporate funds, pension and profit-sharing plans, foundations and tax-exempt organizations.

Between the time we were organized and the end of December 1986, Equitable invested over $570 million in us. This money has been used to help us meet operational costs and policy reserve requirements.

Equitable probably will invest more money in us in the future although it has no legal obligation to do so. Its assets do not back benefits that may be paid under the policy discussed in this prospectus.

In December, 1984, Equitable acquired Donaldson, Lufkin & Jenrette, Inc. (DLJ). A DLJ subsidiary, Donaldson, Lufkin & Jenrette Securities Corporation, is one of the nation's largest investment banking and securities firms. Another DLJ subsidiary, Autranet, Inc., is a securities broker that markets independently originated research to institutions. Through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, DLJ supplies correspondent services, including order execution, securities clearance and other centralized financial services, to approximately 300 independent regional securities firms and 100 banks. To the extent permitted by law, Equitable, Equitable Variable and their separate accounts and affiliated companies, several of which are registered investment companies (including the Trust), may engage in securities and other transactions with the various entities mentioned in the preceding paragraph or may invest in shares of investment companies with which those entities have affiliations.

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REGULATION

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to insurance laws and regulations in every jurisdiction where we sell our policies. We submit annual reports on our operations and finances to insurance officials in these jurisdictions. The officials are responsible for reviewing our reports to be sure we are financially sound and that we are complying with applicable laws and regulations.

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Our single premium variable life policy has been approved in 50 states and the Virgin Islands.

We are also subject to various Federal securities laws and regulations.

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THE TRUST

The Hudson River Trust currently issues six series or classes of shares, each of which represents an interest in one of the Trust's Portfolios. Shares of the Aggressive Stock, High Yield, Common Stock, Balanced and Money Market Portfolios are purchased and redeemed by the corresponding Separate Account Division. The Global Portfolio is not available for investment under SP-1. The Trust sells and redeems its shares at net asset value. It does not impose a sales charge.

The Trust serves as an investment medium for variable life policies issued by us and by insurers affiliated or unaffiliated with Equitable. We currently do not foresee any disadvantages to our policy owners arising out of this. However, the Trust's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that the Trust's response to any of those events insufficiently protects our policy owners, we will see to it that appropriate action is taken to protect our policy owners. Also, if we ever believe that any of the Trust's Portfolios is so large as to materially impair the investment performance of a Portfolio or the Trust, we will examine other investment options.

The Trust's shares will be sold only to separate accounts of insurance companies. Since we are the only insurance company now investing in the Trust, we are currently in control of the Trust. We owned approximately $475 million worth of the Trust's shares as of December 31, 1986, and will continue to control the Trust at least until other insurance companies, selling significant amounts of variable insurance products, have made substantial investments in Trust shares.

The Trust's address is 787 Seventh Avenue, New York, New York 10019. The custodian of the securities and other assets of the Trust is The Chase Manhattan Bank, N.A.

The Trust, its investment objectives and policies, its risks, expenses, organization and other aspects of its operations are described in more detail in its prospectus, which is attached to this prospectus, and in a Statement of Additional Information which may be obtained free of charge by written request to the Trust at 787 Seventh Avenue, New York, New York 10019. Please carefully read the Trust's prospectus.

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PREDECESSORS OF THE TRUST

Pursuant to a Plan of Reorganization (Reorganization) approved at a meeting of our policy owners held on February 14, 1985, effective as of March 22, 1985, we restructured our Separate Accounts I and II into one separate account in unit investment trust form. To accomplish this restructuring, we converted our then existing Separate Account I, a Common Stock Account, and Separate Account II, a Money Market Account, into our continuing Separate Account I with two investment divisions: the Common Stock Division and the Money Market Division. On March 22, 1985, all of the assets and related liabilities of our former Separate Accounts I and II were transferred to the Common Stock and Money Market Portfolios of The Hudson River Fund, Inc. respectively, in exchange for shares in the Portfolios, and we ceased to be an investment adviser of our continuing Separate Account. The Reorganization did not change the policy values of then outstanding policies.

On September 30, 1987, pursuant to an Agreement and Plan of Reorganization approved by policyowners, The Hudson River Fund, Inc., a Maryland corporation, was reorganized as a Massachusetts business trust and its name was changed to The Hudson River Trust. Refer to the Prospectus for the Trust for further information.

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INVESTMENT OBJECTIVES OF
THE PORTFOLIOS

Each Portfolio of the Trust has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each Portfolio will affect its return and its risks. The policies and objectives of the Portfolios available for investment under SP-1 are as follows:

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Portfolio                           Investment Policy                                   Objective
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HIGH YIELD                          Primarily a diversified mix of high yield,          High return by maximizing current income
                                    fixed income securities involving greater           and, to the extent consistent with that
                                    volatility of price and risk of principal           objective, capital appreciation
                                    and income than high quality fixed income
                                    securities

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Portfolio                           Investment Policy                                   Objective
------------------------------------------------------------------------------------------------------------------------------------
AGGRESSIVE STOCK                    Primarily common stocks and other equity-type       Long-term growth of capital
                                    securities issued by medium and smaller sized
                                    companies with strong growth potential

COMMON STOCK                        Primarily common stock and other equity-type        Long-term growth of capital and increasing
                                    instruments                                         income

BALANCED                            Common stocks, publicly-traded debt                 High return through a combination of
                                    securities and high quality money market            current income and capital appreciation
                                    instruments

MONEY MARKET                        Primarily high quality short-term money             High level of current income while
                                    market instruments                                  preserving assets and maintaining liquidity

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There is no guarantee that these objectives will be achieved.

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THE TRUST'S INVESTMENT
ADVISER

The Trust is advised by Equitable Capital, a wholly-owned subsidiary of Equitable. Equitable Capital is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. Equitable Capital's address is 1285 Avenue of the Americas, New York, New York 10019.

We make a daily credit to the values of the divisions of the Separate Account to offset completely the effect on such values of the portion of the Trust's investment advisory fees which exceed a 0.25% effective annual rate and all other Trust expenses except (a) all brokers' commissions, transfer taxes and other fees and expenses for services relating to purchases and sales of Portfolio investments and (b) any Trust income tax liabilities. Equitable Capital provides services pursuant to an investment advisory agreement for a fee based on the following maximum effective annual percentages of the average daily value of the aggregate net assets of each of the Portfolios. These annual percentages for the Portfolios corresponding to the Divisions available for investment under SP-1 are: 0.40% for the Common Stock, Balanced and Money Market Portfolios, 0.50% for the Aggressive Stock Portfolio and 0.55% for the High Yield Portfolio.

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DEDUCTIONS FROM PREMIUM

The amount of premium for a standard mortality risk policy put into the Separate Account's Divisions is the total single premium minus a $200 administrative charge and a charge for state premium taxes. This is the net single premium that is then put into the Separate Account. We do this as of the date of your application if the application and the premium are received at our Regional Service Center within 10 days after you sign the application. If the application and the premium are received more than 10 days from the date you sign the application, the net single premium will be put into the Separate Account when received.

A summary of the charges against the single premium follows.

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ADMINISTRATIVE EXPENSE CHARGE

We charge $200 for administrative expenses. These include:

o  processing applications;
o  establishing policy records;
o  conducting medical examinations;
o  determining insurability;
o  processing claims, paying Cash Surrender Values, and making policy changes;
o  record keeping;
o  communicating with policy owners; and
o  other expenses and overhead.

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STATE PREMIUM TAX CHARGE

We deduct an amount from your single premium to cover state and local premium taxes payable by us. These taxes vary from state to state and also vary in some areas by municipalities and counties. Taxes currently range up to 4%.

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EXAMPLE OF DEDUCTIONS FROM
PREMIUM

The following (using the policies shown in the ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND CASH SURRENDER VALUES, AND ACCUMULATED PREMIUM) shows what amount of net single premium would be put into the Separate Account at the start of the first policy year. A policy's actual Account Value and Cash Surrender Value are related to the policy's net single premium.

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                               NET SINGLE PREMIUMS

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         State               Male or Female                Male or Female               Male or Female               Male or Female
       Premium                  Issue Age 5                  Issue Age 25                 Issue Age 40                 Issue Age 55
           Tax             ($10,000 Premium)             ($20,000 Premium)            ($25,000 Premium)            ($50,000 Premium)
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          0%                         $9,800                       $19,800                      $24,800                      $49,800
          1%                          9,700                        19,600                       24,550                       49,300
          2%                          9,600                        19,400                       24,300                       48,800
          3%                          9,500                        19,200                       24,050                       48,300
          4%                          9,400                        19,000                       23,800                       47,800
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There is no sales load deducted from the single premium. There will never be a sales load deducted unless you surrender your policy for its Cash Surrender Value in the first 10 policy years or exchange your policy for a fixed life policy. See CONTINGENT DEFERRED SALES LOAD.

To the extent sales expenses are not covered by the sales loads, we will recover them from funds other than premium deductions.

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CONTINGENT DEFERRED
SALES LOAD

There is a difference between the Account Value and the Cash Surrender Value of our policy in the first ten policy years. This difference is a contingent deferred sales load against your Account Value decreasing from between 8% and 9% in the first policy year to zero in the 10th policy year. The initial percentage depends on the insured's age and sex. The percentage decreases evenly over the first 10 policy years. This charge is designed to recover expenses of distributing policies which are terminated by surrender in their early years. It will never be greater than 9% of your single premium.

We charge the contingent deferred sales load if you surrender your policy in the first ten years and receive its net Cash Surrender Value.

Since the loan value of the policy is based on the amount of Cash Surrender Value rather than on the Account Value, the contingent deferred sales load has the effect of reducing the amount available for a policy owner to borrow under a policy.

The contingent deferred sales load is not imposed on Account Value transfers between Divisions, Separate Account investment experience, Death Benefits or exchanges to fixed benefit policies.

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OUR SEPARATE ACCOUNT
AND ITS DIVISIONS

Our Separate Account is registered with the SEC as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policy or practices of the Separate Account. For state law purposes the Separate Account is treated as a part of us.

After making certain deductions from premiums, we put your net premium in one or more Divisions of our Separate Account. You decide in which Divisions your policy's net premium will be put. (Also, you have certain voting privileges with respect to the Trust shares held in the Divisions. See YOUR VOTING PRIVILEGES.) Each Division invests in shares of a corresponding investment Portfolio of the Trust. The Separate Account also invests income or capital gains dividends received from the Trust in shares of the Trust.

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The Separate Account purchases and redeems shares of the Trust at their net asset value per share. The Separate Account's assets are allocated among the Divisions in accordance with the allocations of the net premium invested in the Separate Account and the earnings on those assets. Also, liabilities of the Separate Account will be allocated to the Division to which they relate. Accrued liabilities that are not allocable to one Division will be allocated to the Divisions in proportion to their relative net assets. In the unlikely event that any Division incurred liabilities in excess of its assets, the other Divisions could be liable for such excess.

Each Portfolio has a different investment policy (see THE TRUST). You should keep in mind that the investment experience of the Separate Account and the Divisions depends on the investment performance of the Trust and the corresponding Portfolios. Also, values of SP-1 policies are increased to compensate policy owners for their share of Trust expenses in excess of the sum of (1) expenses for brokers' commissions, transfer taxes and other fees relating to purchases and sale of Portfolio investments, (2) fees for advisory services at an annual rate equivalent to 0.25% of the average daily value of the aggregate net assets of the Portfolios and (3) Trust income taxes, if any.

The Common Stock Division of our Separate Account superseded our pre-Reorganization Separate Account I, which was established on June 28, 1973. The Money Market Division of our Separate Account superseded our pre-Reorganization Separate Account II, which was established on December 12, 1980. Both pre-Reorganization Separate Accounts were established under the insurance law of New York State as separate investment accounts. Assets that were used to provide money to pay benefits under our variable life policies were allocated to the pre-Reorganization Separate Accounts from time to time. As a result of the Reorganization, those assets and additional assets to be received from premiums under in-force policies and future policies, will be allocated to the Separate Account Divisions from time to time and used to provide money to pay benefits under our variable life policies.

Any increase or decrease in a policy's Death Benefit, Account Value or Cash Surrender Value will reflect the investment experience of the Division where you have Account Value, which in turn will depend upon the investment performance of the corresponding Portfolio of the Trust. (It will not be affected by the experience of the other Divisions unless you have Account Value in other Separate Account Divisions.)

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HOW WE SUPPORT THE OPERATIONS
OF A POLICY

We support the operations of a policy by putting the net single premium (which is the single premium less the charges described under DEDUCTIONS FROM PREMIUM) into the Separate Account Division or Divisions as the policy owner chooses. We do this when the policy is issued.

Once the net single premium is placed into the Divisions we charge for the cost of insurance based on the attained sex and age for the amount at risk. The amount at risk on policy anniversaries is the Death Benefit payable less the Account Value in the Divisions (adjusted for any loans). The cost of insurance deducted from the amount in the Divisions is based on the 1980 Commissioners' Standard Ordinary Mortality Table, and generally increases with attained age. The cost of insurance differs in each year because, based on this mortality table, the probability of death generally increases with attained age and the amount at risk is different year by year. The dollar amount of the cost of insurance also depends on investment experience of the Divisions in which a policy participates.

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SEPARATE ACCOUNT ASSETS ARE OUR
PROPERTY

The assets of the Separate Account are our property. However, New York Insurance Law provides that the portion of Separate Account's assets that relates to variable life policies may not be used to satisfy any obligations that may arise out of any other business we conduct, although under certain circumstances one Division could be liable for claims arising out of the other Divisions' operations.

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We permit money from charges owed to us to stay in the Divisions and accumulate. These accumulated amounts are in excess of each Division's net assets attributed to variable life policies. These amounts belong to us.

There probably will be more assets in the Separate Account than those that apply to our variable life policies. We expect to transfer part or all of the excess to our General Account. These transfers will be in cash, but before we make them we will consider whether the transfer could have any adverse effect on the Separate Account. In 1986 we made no such transfer to our General Account.

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CHARGES AGAINST THE
SEPARATE ACCOUNT

The amount in the Separate Account Divisions in which your policy participates is further decreased (after the following charges) by the cost of your insurance protection. See HOW WE SUPPORT THE OPERATIONS OF A POLICY.

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CHARGES FOR MORTALITY AND
EXPENSE RISKS

We charge the Separate Account for the mortality and expense risks we assume. The charge is made daily at an effective annual rate of 0.50% of the value of each Division's assets that are attributable to variable life policies.

The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. If this occurs, we have to pay a greater amount of death benefits than we expected in relation to the premiums we received.

The expense risk we assume is that our costs of issuing and administering policies may be more than we estimated.

The money we collect from this charge may exceed the amount needed to cover benefits and expenses and would be our gain.

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OTHER CHARGES

The Separate Account purchases shares of the Trust at their net asset value. The net asset value of those shares reflects management fees and other expenses already deducted from the assets of the Trust that are briefly described under THE TRUST. More detailed information about the Trust is in its prospectus and its Statement of Additional Information.

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YOUR VOTING
PRIVILEGES
GENERAL

As we have already said, all assets held in the Divisions are invested in shares of the corresponding Portfolios of the Trust. We are the legal owners of those shares and as such have the right to vote upon certain matters at any meeting of the Trust's shareholders that may be held. Among other things, we may vote on any matters described in the Trust's prospectus or Statement of Additional Information or requiring a vote by shareholders under the 1940 Act.

However, in accordance with our view of current Federal securities law requirements, we will offer you the opportunity to instruct us as to how Trust shares allocable to your policy and held by us in the Separate Account will be voted on these matters. We will vote the shares of the Trust at meetings of shareholders of the Trust in accordance with your instructions. Thus, you will have the right to have a voice in the affairs of the Trust. Trust shares held in each Division of the Separate Account for which no timely instructions from policy owners are received will be voted by us in the same proportion as shares in that Division for which instructions are received. We will also vote any Trust shares that we are entitled to vote directly due to amounts we have accumulated in the Separate Account in the same proportions that all policy owners vote, including those who participate in other separate accounts. See YOUR VOTING PRIVILEGES -- VOTING INSTRUCTIONS OF OTHER SEPARATE ACCOUNT PARTICIPANTS.

Each policy having a voting interest will be sent proxy material and a form for giving voting instructions. If required by state insurance officials, we may disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Trust's Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Trust's Portfolios. In addition, we may disregard voting instructions in favor of changes initiated by a policy owner or the Trust's Board of

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Trustees in the investment policy or the investment adviser of a Portfolio, provided that our disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law, the proposed advisory fee would be higher than we are permitted to pay by the terms of our variable life policies, or the charge would lead to an adverse effect on our general account because it would result in unsound or overly speculative investments. We will advise policy owners if we do disregard voting instructions, and give our reasons for such actions in the next semiannual report we send to policy owners.

All Trust shares of whatever class are entitled to one vote, and the votes of all classes are cast on an aggregate basis, except on matters where the interests of the Portfolios differ. In such a case, the voting is on a Portfolio-by-Portfolio basis. Approval or disapproval by the shareholders in one Portfolio on such a matter would not generally be a prerequisite of approval or disapproval by shareholders in another Portfolio; and shareholders in a Portfolio not affected by a matter generally would not be entitled to vote on that matter. Examples of matters which would require a Portfolio-by-Portfolio vote are changes in the fundamental investment policy or restrictions of a particular Portfolio and approval of the investment advisory agreement.

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VOTING INSTRUCTIONS OF OTHER
SEPARATE ACCOUNT PARTICIPANTS

Net premiums for our individual flexible premium variable life policy and premiums from our variable life insurance policy with additional premium option are invested in our Separate Account FP, which, in turn, invests in the Trust. In addition, Trust shares are held by other separate accounts established by us and other insurance companies affiliated and unaffiliated with us. We expect that those shares will be voted through those separate accounts in accordance with instructions of their participants. This will dilute the effect of the voting instructions of policy owners whose net premiums are invested in the Separate Account.

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DETERMINING THE TRUST PORTFOLIO
FOR WHICH YOU CAN GIVE VOTING
INSTRUCTIONS

If all your Account Value is in one Division, you can participate in the voting only for the shares in the Trust Portfolio that corresponds to that Division. If your Account Value is divided among the Divisions, you are entitled to participate in the voting of the shares of the Trust Portfolios that correspond to each Division in which you have Account value.

The number of Trust shares held in each Division attributable to your policy for purposes of your voting privilege will be determined by dividing your policy's Account Value (less any policy indebtedness) allocable to that Division by the net asset value of one share of the corresponding Trust Portfolio as of the record date for the Trust's shareholder meeting. The record date for this purpose will not be more than 90 days before the meeting of the Trust. Fractional shares are counted.

EXAMPLE: Your policy has an Account Value of $3,000, 50% of which is attributable to the Common Stock Division and 50% of which is attributable to the Money Market Division. Assuming the net asset value of one share in each Trust Portfolio is $100, you would have the privilege of voting 30 shares. You will have the privilege of instructing us regarding 15 votes in each Division.

EXAMPLE (ASSUMING AN OUTSTANDING LOAN): Your policy has an Account Value of $3,000, which entitles you to 30 votes. If you have a $1,000 loan (including interest due) equally allocated between each Division, you would be entitled to 10 votes in each Division, or an aggregate of 10 fewer votes.

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LAW CHANGES MAY AFFECT
YOUR VOTING PRIVILEGES

Our Separate Account is required by Federal securities laws or regulations as currently interpreted to have policy owners instruct us as to the Trust's voting rights. However, if amendments to or interpretations of those laws or regulations change what must be voted on, or restrict the matters for which policy owners are given the opportunity to provide voting instructions, we will in turn change what is submitted to policy owners.

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OUR RIGHTS

We reserve the right to take certain actions in connection with our operations and the operations of the Separate Account. We will always attempt to comply with applicable laws before we take any of these actions. If necessary, we will seek approval by policy owners.

Specifically we reserve the right to:

o  add Divisions to or remove Divisions from the Separate Account;

o  combine any two or more Divisions within the Separate Account;

o transfer assets of the variable life policy offered by this prospectus, as well as the assets of our other variable life policies, from one Division to another (if we do, we will withdraw proportional amounts of each investment in the Division, but we will also make whatever adjustments are needed to avoid odd lots and fractions);

o operate the Separate Account as a management investment company under the 1940 Act, or in any other form the law allows (if we do, we may invest the assets in any legal investments and we or one of our affiliates, such as Equitable Capital, will serve as investment adviser);

o  end the registration of the Separate Account under the 1940 Act; or

o operate the Separate Account under the general supervision of a Committee made up of individuals all of whom may be, under the 1940 Act, interested persons of us or of Equitable or discharge such Committee.

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SUBSTITUTION OF TRUST SHARES

Although we believe it to be highly unlikely, it is possible that, in our judgment, one or more of the Portfolios of the Trust may become unsuitable for investment by the Separate Account because, for example, of a change in the investment policy, or a change in the tax laws, or because the shares are no longer available for investment. For those or other reasons, we may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before we can do this, we would obtain the approval of the SEC, and possibly one or more state insurance departments, to the extent legally required.

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DEATH BENEFITS UNDER
OUR POLICIES

The Death Benefit is the amount payable to the named beneficiary when the insured dies. All or part of the Death Benefit can be paid in cash or applied under one or more of our payment options described under PAYMENT OPTIONS.

The Death Benefit will at least equal the guaranteed minimum of insurance. Whether the Death Benefit is higher than the guaranteed minimum depends on the investment experience of the Divisions in which a policy participates. See the ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND CASH SURRENDER VALUES, AND ACCUMULATED PREMIUM.

The Death Benefit is the higher of the guaranteed minimum Death Benefit, plus the sum (if positive) of the variable adjustment amounts (determined annually) in the Divisions in which you have Account Value, or the insurance coverage that can be purchased by the Account Value at the date of death.

The amount of Death Benefit actually paid to the insured's beneficiary will be adjusted as of the date of the insured's death to reflect:

o  any policy loans together with accrued interest;

o the insured's suicide within 2 years after the policy's date of issue. See LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY; and

o any material misstatement in the application for insurance, including a misstatement of the insured's age or sex. See LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY.

Interest will be paid from the date of death to the date the Death Benefit is paid at the annual rate that we are paying under the deposit option described in PAYMENT OPTIONS.

If you sign an application and send us money, and if the person proposed to be insured dies between the application date and the date we act on the application, we have a special rule. Should we decide the proposed insured was insurable and accept the application, we will pay the initial face amount to the proposed beneficiary.

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THE GUARANTEED MINIMUM DEATH
BENEFIT

The guaranteed minimum Death Benefit equals a policy's initial face amount regardless of the investment experience of the Divisions in which a policy participates.

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THE VARIABLE ADJUSTMENT AMOUNT

The variable adjustment amount for each Division is the amount of the Death Benefit that results from all past investment experience of that Division. In the first policy year, the variable adjustment amount in each Division is zero. After that, the variable adjustment amount is the amount of insurance purchased by the difference between the actual rate of return and 4%. Therefore, a Division's variable adjustment amount will not change in any year that the Division's gross return minus the charges to the Division results in a net return of 4%. If the net return is more than 4%, that variable adjustment amount will increase. The variable adjustment amount will increase because additional amounts of paid-up life insurance are purchased. If the net return is less than 4%, it will decrease. The variable adjustment amount will decrease because these additional amounts of paid-up life insurance are lost. The rates at which these additional amounts of paid-up life insurance are purchased or lost are based on sex and attained age and are guaranteed.

The percentage change in the Death Benefit for any year is not the same as the net return for the preceding year and it is not necessarily related to current or future rates of inflation. The Death Benefit is equal to the guaranteed minimum Death Benefit plus the sum (if positive) of the variable adjustment amounts for each Division in which you have funds. However, even if the sum of the variable adjustment amounts is negative, the Death Benefit will never be less than the guaranteed minimum.

In any year that the sum of the variable adjustment amounts increases (and is positive), the Death Benefit will increase. If the sum of the variable adjustment amounts is negative, investment experience can not increase the Death Benefit above the guaranteed minimum until it has increased the variable adjustment amount of at least one Division so that the sum is positive. In any year that the sum of the variable adjustment amounts for the Divisions in which the policy participates decreases, the Death Benefit will decrease, unless it is already at the guaranteed minimum.

The variable adjustment amount for each Division is set on each policy anniversary. Once set, it remains the same for the following policy year. If it is set above the guaranteed minimum, we will be responsible for keeping it at that level until the next policy anniversary. You will bear the risk that it could drop on the next policy anniversary (but not below the guaranteed minimum). In addition, if the Account Value at the date of death, considered as a single premium, can buy more Death Benefit than what was calculated at the beginning of the policy year, this increased Death Benefit will be paid.

There is no guarantee that a Division's investment experience, which will reflect the investment performance of the corresponding Portfolio of the Trust, will be sufficient to result in an increase in Death Benefits. However, the historical pattern of stock performance has been one of long-range growth, and money market investments in recent years have returned more than 4%.

THE VARIABLE ADJUSTMENT AMOUNT IS CUMULATIVE. Increases and decreases in the variable adjustment amount are carried into each succeeding year. The variable adjustment amount for a Division can be positive or negative. If it is positive, good investment experience will produce a larger variable adjustment amount. If it is negative, good investment experience must first offset the current negative variable adjustment amount before there can be a positive amount.

EXAMPLE: You were a 40 year old male when your policy was issued. Assume a hypothetical gross annual investment return of 0% for the first 4 policy years. This results in a negative variable adjustment amount. A net return of approximately 25.4% in the 5th policy year would offset the cumulative negative variable adjustment amount so that it would equal zero. Any net return above that would produce a positive variable adjustment amount. On the other hand, the negative variable adjustment amount may be offset over a number of years. Thus, if the gross return in the 5th policy year were 8%, (equivalent to 7.19% net), a gross return of 8% in each of the 6 following policy years would be required to produce a positive variable adjustment amount by the 12th policy year.

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For a given net return, the greater the Account Value in a Division, the greater the effect of investment experience on the variable adjustment amount. Therefore, in later policy years, when your total Account Value may be greater, investment experience may have a greater effect on the Death Benefit.

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THE DEATH BENEFIT
BASED ON ACCOUNT
VALUE

If the Account Value increases at an annual rate of more than 4% between the beginning of the policy year and the date of death, the Death Benefit will be greater than the amount determined at the beginning of the policy year. This is because we see how much insurance the Account Value would buy if it were considered as a single premium.

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NET RETURN

The Death Benefit based on a Division's net return is set on each policy anniversary. The net return depends on the investment experience of the Division from the first day of that policy year to the first day of the next policy year. It takes into account investment income, capital gains and capital losses (whether realized or unrealized), with respect to Trust shares owned by the Division and gains resulting from the reimbursement by us to the Division of amounts corresponding to certain Trust expenses. The charges against the Division are then deducted to determine the net return. The net return on a date during a policy year depends on the investment experience of the Division from the first day of that policy year to that date and can affect Account Values, Cash Surrender Values and Death Benefits.

The net return of each Division is determined at the close of trading on each day in which the degree of trading in the corresponding Portfolio of the Trust might materially affect the net return of that Division. We call this a "business day". Normally this would be each day that the New York Stock Exchange is open. However, because we are closed on Martin Luther King Day and the Friday after Thanksgiving Day, no determination will be made on those days.

The assets of each Division are valued by multiplying the number of Trust shares in each Division by the net asset value of such shares and is adjusted by the charge for mortality and expense risks. See the financial statements for the Separate Account in this prospectus.

The net return for a policy year is not the same as for a calendar year unless the policy anniversary is January 1.

A statement of the method we use to calculate net return is an exhibit to the Registration Statement we filed with the SEC. It will be furnished on request.

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HOW THE DEATH BENEFIT VARIES
FROM THE GUARANTEED MINIMUM

The following example shows how the Death Benefit varies from the guaranteed minimum as a result of investment experience. Assume that the insured was a 40 year old male when the policy was issued, and the hypothetical gross annual return for each of the first 6 policy years was 8% for each Division or their combination (which is equal to a net return of 7.19%). Use the amounts from the ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND CASH SURRENDER VALUES, AND ACCUMULATED PREMIUM.

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                                                                           Variable
                                               Guaranteed                Adjustment                 Death
                                                  Minimum  +                 Amount  =            Benefit
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End of policy year 5                              $81,932                   $13,468               $95,400
Increase                                               --                     2,951                 2,951  (3.1% increase)
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End of policy year 6                              $81,932                   $16,419               $98,351
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If the gross annual return was 0% (equal to a net return of -.75%), the Death Benefit at the end of policy year 6 would have been $91,006 (a 4.6% decrease). This reflects a decrease in the variable adjustment amount of $4,394.

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ACCOUNT VALUES, CASH
SURRENDER VALUES AND
LOAN PRIVILEGES UNDER
OUR POLICIES
HOW WE DETERMINE ACCOUNT VALUE

When your policy is issued, your total Account Value is your total single premium net of deductions. See DEDUCTIONS FROM PREMIUM. On dates other than at issue, the total Account Value is the sum of the funds allocated to each Division. The funds in each Division, on any date other than a policy anniversary, are the sum of (1) the portion of the tabular Account Value for that date attributable to that Division, (2) the aggregate net single premium on that date for the variable adjustment amount, (3) adjustments to reflect investment experience of the Division from the last policy anniversary to that date and (4) adjustments to reflect charges to the Separate Account, cost of insurance charges and transfers to and from that Division from the last policy anniversary to that date. The tabular Account Value is what the Account Value for the policy would be if each Division in which you had funds had a constant net investment return of 4% a year. On each policy anniversary, the policy's net investment return in excess of 4% per year is used as a net single premium to purchase additional paid up variable life insurance (see THE VARIABLE ADJUSTMENT AMOUNT and NET RETURN). The net single premium is the one time net cost for your sex and attained age to purchase one dollar of Death Benefit, as specified in your policy. On each policy anniversary, the process begins again.

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HOW WE DETERMINE CASH
SURRENDER VALUE

Account Value minus any contingent deferred sales load equals Cash Surrender Value. The policy's Cash Surrender Value will vary daily with investment experience. Cash Surrender Value is the same as Account Value except in the first ten years of the policy. During the first ten policy years the Cash Surrender Value on any date will equal the product of the Account Value on that date and the tabular cash value (which is stated in your policy) divided by the tabular Account Value for that date. After the tenth policy year, the Cash Surrender Value will equal the Account Value. The difference between the Cash Surrender Value and the Account Value is a contingent deferred sales load.
See CONTINGENT DEFERRED SALES LOAD.

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THERE IS NO GUARANTEED MINIMUM
ACCOUNT VALUE OR CASH SURRENDER
VALUE

Daily increases or decreases in Account Value or Cash Surrender Value depend on the investment experience of the Divisions. There is no guaranteed minimum Account Value or Cash Surrender Value.

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RETURNING THE POLICY FOR CASH

During the insured's lifetime, and subject to our rules, your policy can be returned for payment of the Cash Surrender Value net of any indebtedness. The amount payable will be based on the net Cash Surrender Value next computed after we receive your signed request for payment of the Cash Surrender Value at your Regional Service Center, accompanied by your policy. The insurance coverage will end on the date you send us the policy and your request.

SPLITTING THE POLICY. You can request to split your policy into two policies. In addition, you may return one for cash. Any policy that continues will be based on the new initial face amount.

If you split a policy, each continued policy must have a face amount that is at least equal to what the face amount of the $2,500 premium policy would be at the time of the split. This face amount will also be based on the same age and sex as the original policy.

These are our current procedures, which may change.

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INCOME TAX WITHHOLDING

Federal tax law requires us to withhold income tax from any portion of your surrender proceeds that is subject to tax, unless you request us not to withhold.

If you surrender your policy and do not advise us in writing that you do not want us to withhold Federal income tax before the date payment must be made, we are required by law to withhold tax from the surrender payment.

If you elect not to have tax withheld from the surrender payment, or if the amount of Federal income tax withheld is insufficient, you may be responsible for payment of tax. You may incur penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient. You may wish to consult your tax adviser.

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YOU CAN TRANSFER ACCOUNT VALUE
AMONG DIVISIONS

You may transfer Account Value among the Divisions by contacting our regional Life Insurance Center. You can request to transfer part or all of your Account Value among the Divisions. You may do this up to four times in a policy year. A transfer will go into effect on the day we receive your request. We reallocate loans if you transfer Account Value.

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WHEN A DIVISION
BECOMES INACTIVE

If you have a policy loan allocated to a Division and your Account Value less your loan (including accrued loan interest) in that Division reaches zero, that Division will become inactive for your policy. We will reallocate the loan to the other Divisions based on the proportion that your Account Value in each Division has to your total Account Value. A Division will also become inactive for your policy if you transfer its entire Account Value to the other Divisions.

We will notify you when a Division becomes inactive.

If a Division becomes inactive, the future variable adjustment amount, Account Value and net return will be affected. You may transfer Account Value into an inactive Division from the other Divisions. See YOU CAN TRANSFER ACCOUNT VALUE AMONG DIVISIONS.

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TAKING A POLICY LOAN

You may borrow up to 90% of your policy's Cash Surrender Value (net of previous loans) using the policy as security. We will not grant a loan that is not at least $100 more than any outstanding loan with accrued interest.

Borrowing money against your policy will have a permanent effect on your policy's Account Value and Cash Surrender Value, and the amount by which the Death Benefit may increase above the guaranteed minimum. This effect remains even though the loan is repaid in whole or in part.

Whenever the loan with accrued interest from one Division equals or exceeds the Account Value in that Division, that Division will become inactive for your policy. We will transfer the total Account Value and loan allocation to the other Divisions. See WHEN A DIVISION BECOMES INACTIVE.

IF LOANS EXCEED THE CASH SURRENDER VALUE OF YOUR POLICY. Whenever the loan with accrued interest exceeds the Cash Surrender Value of your policy, we will send a notice to you and to anyone to whom you told us you assigned the policy. The policy will end 31 days after we send the notice unless you make a repayment during the 31-day period that is large enough to reduce your outstanding loan with accrued interest to below the total Cash Surrender Value of your policy.

If you borrow the maximum of 90% of your policy's Cash Surrender Value, you increase your risk of having your policy end. This might happen if the combination of policy loan interest as it builds up, the cost of insurance, asset charges against the Separate Account, and investment experience of the Divisions where you have Cash Surrender Value uses up the remaining 10%.

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INTEREST. Interest on loans is 5% a year. Interest is charged daily and is payable by the policy owner on each anniversary. However, if it is not paid, it will be compounded on the policy anniversary because it will be added to the loan principal. This unpaid interest is transferred out of each Division where you have your loan into our general account. This interest is not deductible for Federal income tax purposes.

REPAYMENT. You can repay all or part of any outstanding loan with accrued interest at any time while the policy is in effect and the insured is alive. Your repayment, whether full or partial, will be allocated to the Divisions in proportion to the loan allocation to each Division at the time of repayment.

The amount of any outstanding loan with accrued interest will be deducted from the Death Benefit or Cash Surrender Value proceeds.

WHAT DIVISION WE CHARGE LOANS AGAINST. We allocate a loan based on the net Cash Surrender Value in each Division on the date the loan is made. We reallocate loans if you transfer Account Value.

THE PERMANENT EFFECT OF A LOAN. When you take out a loan, we transfer part of the Cash Surrender Value equal to the amount of the loan from the Divisions to our general account. In addition, unpaid interest on the policy loan will be transferred to our general account from time to time. The amount taken out of the Divisions will not be affected by the Divisions' investment experience while the loan is outstanding. Since the amount is not in the Divisions, it cannot contribute to any possible increase in your policy's Death Benefit, Account Value or Cash Surrender Value.

We will credit your policy with a 4% annual return on any amount transferred to our general account as a result of your policy loan. This can protect Cash Surrender Value and Death Benefits from decreasing if investment experience is below 4%. It will also prevent them from increasing if investment experience is above 4%.

EXAMPLE: You were a 40 year old male when your policy was issued, and you have a Single Premium Variable Life Insurance policy. Use the illustration on page 25 and assume an 8% hypothetical gross annual investment return for each Division or their combination (which is a net return of 7.19%). If you take a loan for $22,000 at the end of the 9th policy year, it will affect the Death Benefit, Account Value, and Cash Surrender Value (before subtracting the amount of the loan with loan interest) in the 10th policy year as follows:

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                          Without Loan         With Loan
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Death Benefit                 $111,106          $109,370
Account Value                   44,931            44,229
Cash Surrender Value            44,931            44,229
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The difference results from the transfer of the portion of the Cash Surrender Value equal to the loan from the Division to the general account. The return on the amount transferred is reduced to 4% a year, rather than the Division's net return of 7.19%.

See DEATH BENEFITS UNDER OUR POLICIES for adjustments that are made as of the date of the insured's death.

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ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES AND CASH SURRENDER VALUES, AND ACCUMULATED PREMIUM

To help you get a picture of how the key financial elements of our policy work, we have prepared a series of tables.

The tables show how Death Benefits, Account Values and Cash Surrender Values of policies with single premiums of $10,000, $20,000, $25,000 and $50,000 could vary over an extended period of time if the Divisions had CONSTANT hypothetical gross annual investment returns of 0%, 4%, 8%, and 12% over the years covered by each table. The Death Benefits, Account Values and Cash Surrender Values would differ from those shown in the tables if the annual investment returns did not remain absolutely constant. Thus, the figures would be different if the return AVERAGED 0%, 4%, 8%, or 12% over a period of years but went above or below those figures in individual policy years. The Death Benefits, Account Values and Cash Surrender Values would also differ, depending on the investment allocations made to the Divisions, if the actual investment experience averaged 0%, 4%, 8%, or 12%, but went above or below those figures for individual Divisions. The difference between the Account Value and the Cash Surrender Value in the first ten years is the contingent deferred sales load.

The amounts of Death Benefits, Account Values and Cash Surrender Values shown in the tables for the end of each policy year take into account a daily charge against each Division that is equivalent to an annual charge of 0.75% at the beginning of each year. This charge is the 0.50% charge against the Separate Account for mortality and expense risks and the effect on each Division's investment experience of the charge to the Trust assets for investment advisory services (equivalent to an annual rate of 0.25% of the aggregate average daily net assets of the Portfolios). The effect of these adjustments is that on a 0% actual rate of return the return would be -0.75%, on 4% it would be 3.22%, on 8% it would be 7.19% and on 12% it would be 11.16%.

The hypothetical returns shown in the tables do not reflect any charges for Trust expenses in addition to the 0.25% investment advisory fee charge, because the Divisions in general will be reimbursed for their share of such expenses, as previously discussed under THE SEPARATE ACCOUNT, ITS INVESTMENTS AND ITS INVESTMENT EXPERIENCE and THE TRUST.

The tables reflect the fact that we do not currently charge the Divisions for Federal income tax. However, if we do make such a charge in the future, it would take a higher rate of return to produce after-tax returns of 0%, 4%, 8%, and 12% than it does now.

The second and third columns of each table show what would happen if an amount equal to the total premium were invested to earn interest, after taxes, of 4% or 5% compounded annually. These tables show that if a policy is returned in its very early years for payment of its Cash Surrender Value, the Cash Surrender Value will be low in comparison to the premium accumulated with interest. This means that the cost of owning your policy for a relatively short time will be high.

If you request, we will furnish you with a comparable illustration based on the proposed insured's sex, age and an initial face amount or premium amount of your choice. In addition, if you do purchase a policy, we will deliver a specific illustration that reflects your actual premium paid.

We have also prepared special illustrations showing the effects of policy loans on a planned basis. These are available on request.

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TABLE OF CONTENTS
OF ILLUSTRATIONS

                                                             Page
                                                             ----
$10,000 Single premium Male Age 5                              23
$20,000 Single premium Male Age 25                             24
$25,000 Single premium Male Age 40                             25
$50,000 Single premium Male Age 55                             26
$10,000 Single premium Female Age 5                            27
$20,000 Single premium Female Age 25                           28
$25,000 Single premium Female Age 40                           29
$50,000 Single premium Female Age 55                           30

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                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

INITIAL FACE AMOUNT $98,654         MALE AGE 5         SINGLE PREMIUM $10,000(1)

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[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

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                                                                                          DEATH BENEFIT(2)
                                   PREMIUM ACCUMULATED                               ASSUMING HYPOTHETICAL GROSS
      END OF                    AT INTEREST PER ANNUM OF                             ANNUAL INVESTMENT RETURN OF
      POLICY                   ---------------------------            --------------------------------------------------------------
       YEAR                       4%                  5%                 0%              4%               8%                12%
      ------                   --------            --------           -------         -------          --------          -----------
         1                     $ 10,400            $ 10,500           $98,654         $98,654          $101,705          $  105,501
         2                       10,816              11,025            98,654          98,654           104,848             112,820
         3                       11,249              11,576            98,654          98,654           108,087             120,642
         4                       11,699              12,155            98,654          98,654           111,423             128,999
         5                       12,167              12,763            98,654          98,654           114,861             137,934

         6                       12,653              13,401            98,654          98,654           118,404             147,482
         7                       13,159              14,071            98,654          98,654           122,056             157,694
         8                       13,686              14,775            98,654          98,654           125,823             168,616
         9                       14,233              15,513            98,654          98,654           129,708             180,303
        10                       14,802              16,289            98,654          98,654           133,716             192,810

        11                       15,395              17,103            98,654          98,654           137,853             206,196
        12                       16,010              17,959            98,654          98,654           142,120             220,524
        13                       16,651              18,856            98,654          98,654           146,523             235,857
        14                       17,317              19,799            98,654          98,654           151,063             252,260
        15                       18,009              20,789            98,654          98,654           155,745             269,806

        16                       18,730              21,829            98,654          98,654           160,570             288,570
        17                       19,479              22,920            98,654          98,654           165,544             308,634
        18                       20,258              24,066            98,654          98,654           170,669             330,082
        19                       21,068              25,270            98,654          98,654           175,951             353,011
        20                       21,911              26,533            98,654          98,654           181,394             377,520

   60 (Age 65)                  105,196             186,792            98,654          98,654           614,156           5,545,865

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                       ACCOUNT VALUE(2)                                                   CASH SURRENDER VALUE(2)
                 ASSUMING HYPOTHETICAL GROSS                                            ASSUMING HYPOTHETICAL GROSS
                 ANNUAL INVESTMENT RETURN OF                                            ANNUAL INVESTMENT RETURN OF
    ----------------------------------------------------------            ----------------------------------------------------------
      0%              4%              8%                12%                 0%             4%               8%                12%
    ------         -------         --------         ----------            ------         -------         --------         ----------
    $9,447         $ 9,827         $ 10,208         $   10,590            $8,691         $ 9,041         $  9,392         $    9,743
     9,302          10,067           10,863             11,689             8,634           9,344           10,083             10,849
     9,165          10,320           11,567             12,910             8,585           9,666           10,834             12,093
     9,038          10,585           12,324             14,268             8,544          10,007           11,650             13,487
     8,915          10,862           13,135             15,773             8,505          10,363           12,533             15,049

     8,797          11,149           14,004             17,444             8,471          10,737           13,486             16,797
     8,680          11,443           14,930             19,288             8,436          11,123           14,511             18,748
     8,561          11,740           15,909             21,321             8,400          11,519           15,611             20,920
     8,436          12,037           16,943             23,552             8,356          11,923           16,783             23,329
     8,308          12,331           18,030             25,998             8,308          12,331           18,030             25,998

     8,173          12,620           19,169             28,673             8,173          12,620           19,169             28,673
     8,034          12,907           20,366             31,600             8,034          12,907           20,366             31,600
     7,892          13,191           21,622             34,805             7,892          13,191           21,622             34,805
     7,751          13,478           22,950             38,326             7,751          13,478           22,950             38,326
     7,611          13,770           24,358             42,198             7,611          13,770           24,358             42,198

     7,474          14,070           25,856             46,468             7,474          14,070           25,856             46,468
     7,342          14,380           27,453             51,183             7,342          14,380           27,453             51,183
     7,216          14,704           29,162             56,401             7,216          14,704           29,162             56,401
     7,096          15,042           30,990             62,175             7,096          15,042           30,990             62,175
     6,981          15,396           32,950             68,576             6,981          15,396           32,950             68,576

     3,509          37,715          370,342          3,344,211             3,509          37,715          370,342          3,344,211

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE ILLUSTRATION
TABLE ABOVE:]

(1) Assumes a 2% premium tax.
(2) Assumes no policy loan has been made.

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

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

INITIAL FACE AMOUNT $106,799        MALE AGE 25        SINGLE PREMIUM $20,000(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           DEATH BENEFIT(2)
                                  PREMIUM ACCUMULATED                                 ASSUMING HYPOTHETICAL GROSS
      END OF                    AT INTEREST PER ANNUM OF                              ANNUAL INVESTMENT RETURN OF
      POLICY                   ---------------------------            --------------------------------------------------------------
       YEAR                       4%                 5%                  0%              4%                8%                12%
      ------                   -------            --------            --------        --------          --------         -----------
         1                     $20,800            $ 21,000            $106,799        $106,799          $110,101         $  114,209
         2                      21,632              22,050             106,799         106,799           113,503            122,131
         3                      22,497              23,153             106,799         106,799           117,010            130,598
         4                      23,397              24,310             106,799         106,799           120,623            139,649
         5                      24,333              25,526             106,799         106,799           124,347            149,326

         6                      25,306              26,802             106,799         106,799           128,185            159,671
         7                      26,319              28,142             106,799         106,799           132,141            170,733
         8                      27,371              29,549             106,799         106,799           136,218            182,560
         9                      28,466              31,027             106,799         106,799           140,422            195,206
        10                      29,605              32,578             106,799         106,799           144,756            208,727

        11                      30,789              34,207             106,799         106,799           149,223            223,187
        12                      32,021              35,917             106,799         106,799           153,830            238,649
        13                      33,301              37,713             106,799         106,799           158,578            255,185
        14                      34,634              39,599             106,799         106,799           163,475            272,870
        15                      36,019              41,579             106,799         106,799           168,523            291,784

        16                      37,460              43,658             106,799         106,799           173,728            312,014
        17                      38,958              45,840             106,799         106,799           179,096            333,653
        18                      40,516              48,132             106,799         106,799           184,631            356,799
        19                      42,137              50,539             106,799         106,799           190,339            381,557
        20                      43,822              53,066             106,799         106,799           196,225            408,040

   40 (Age 65)                  96,020             140,800             106,799         106,799           361,588          1,568,889

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                       ACCOUNT VALUE(2)                                                    CASH SURRENDER VALUE(2)
                 ASSUMING HYPOTHETICAL GROSS                                             ASSUMING HYPOTHETICAL GROSS
                 ANNUAL INVESTMENT RETURN OF                                             ANNUAL INVESTMENT RETURN OF
   ---------------------------------------------------------               ---------------------------------------------------------
      0%               4%             8%               12%                    0%              4%              8%              12%
   -------          -------        --------         --------               -------         -------         --------         --------
   $19,096          $19,866        $ 20,637         $ 21,407               $17,579         $18,288         $ 18,996         $ 19,705
    18,808           20,355          21,964           23,633                17,465          18,902           20,396           21,947
    18,530           20,863          23,384           26,099                17,363          19,549           21,910           24,455
    18,263           21,390          24,903           28,832                17,268          20,225           23,547           27,260
    18,005           21,936          26,527           31,857                17,180          20,932           25,313           30,398

    17,753           22,500          28,263           35,206                17,096          21,669           27,218           33,904
    17,506           23,081          30,115           38,910                17,017          22,436           29,273           37,822
    17,264           23,679          32,090           43,007                16,940          23,234           31,486           42,198
    17,026           24,292          34,195           47,536                16,864          24,061           33,871           47,085
    16,792           24,922          36,439           52,542                16,792          24,922           36,439           52,542

    16,558           25,565          38,826           58,070                16,558          25,565           38,826           58,070
    16,327           26,223          41,367           64,177                16,327          26,223           41,367           64,177
    16,096           26,895          44,068           70,915                16,096          26,895           44,068           70,915
    15,866           27,577          46,937           78,346                15,866          27,577           46,937           78,346
    15,636           28,271          49,981           86,540                15,636          28,271           49,981           86,540

    15,405           28,976          53,213           95,570                15,405          28,976           53,213           95,570
    15,172           29,690          56,635          105,511                15,172          29,690           56,635          105,511
    14,940           30,415          60,265          116,463                14,940          30,415           60,265          116,463
    14,707           31,147          64,112          128,519                14,707          31,147           64,112          128,519
    14,473           31,890          68,184          141,786                14,473          31,890           68,184          141,786

     9,750           47,521         218,040          946,055                 9,750          47,521          218,040          946,055

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE ILLUSTRATION
TABLE ABOVE:]

(1) Assumes a 2% premium tax.
(2) Assumes no policy loan has been made.

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

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

INITIAL FACE AMOUNT $81,932        MALE AGE 40         SINGLE PREMIUM $25,000(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            DEATH BENEFIT(2)
                                  PREMIUM ACCUMULATED                                  ASSUMING HYPOTHETICAL GROSS
      END OF                    AT INTEREST PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
      POLICY                   ---------------------------            --------------------------------------------------------------
       YEAR                       4%                  5%                 0%              4%               8%                  12%
      ------                   -------             -------            -------         -------          --------            ---------
         1                     $26,000             $26,250            $81,932         $81,932          $ 84,462            $ 87,612
         2                      27,040              27,563             81,932          81,932            87,072              93,688
         3                      28,122              28,941             81,932          81,932            89,763             100,187
         4                      29,246              30,388             81,932          81,932            92,538             107,139
         5                      30,416              31,907             81,932          81,932            95,400             114,575

         6                      31,633              33,502             81,932          81,932            98,351             122,530
         7                      32,898              35,178             81,932          81,932           101,394             131,039
         8                      34,214              36,936             81,932          81,932           104,532             140,142
         9                      35,583              38,783             81,932          81,932           107,769             149,879
        10                      37,006              40,722             81,932          81,932           111,106             160,296

        11                      38,486              42,758             81,932          81,932           114,547             171,440
        12                      40,026              44,896             81,932          81,932           118,096             183,362
        13                      41,627              47,141             81,932          81,932           121,757             196,118
        14                      43,292              49,498             81,932          81,932           125,532             209,767
        15                      45,024              51,973             81,932          81,932           129,427             224,373

        16                      46,825              54,572             81,932          81,932           133,444             240,002
        17                      48,697              57,300             81,932          81,932           137,587             256,729
        18                      50,645              60,165             81,932          81,932           141,861             274,628
        19                      52,671              63,174             81,932          81,932           146,269             293,783
        20                      54,778              66,332             81,932          81,932           150,817             314,282

   25 (Age 65)                  66,646              84,659             81,932          81,932           175,799             440,537

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                       ACCOUNT VALUE(2)                                                   CASH SURRENDER VALUE(2)
                  ASSUMING HYPOTHETICAL GROSS                                           ASSUMING HYPOTHETICAL GROSS
                  ANNUAL INVESTMENT RETURN OF                                           ANNUAL INVESTMENT RETURN OF
   ------------------------------------------------------------           ----------------------------------------------------------
      0%               4%              8%                 12%                0%              4%             8%                12%
   -------          -------        --------            --------           -------         -------        --------           --------
   $23,941          $24,906        $ 25,870            $ 26,836           $22,066         $22,956        $ 23,845           $ 24,734
    23,580           25,519          27,534              29,627            21,925          23,727          25,602             27,547
    23,219           26,142          29,299              32,702            21,779          24,520          27,483             30,674
    22,857           26,772          31,170              36,087            21,630          25,335          29,497             34,150
    22,494           27,410          33,149              39,812            21,478          26,172          31,652             38,014

    22,130           28,055          35,246              43,911            21,322          27,031          33,959             42,307
    21,767           28,708          37,466              48,420            21,164          27,912          36,427             47,078
    21,403           29,368          39,815              53,378            21,004          28,819          39,070             52,380
    21,040           30,036          42,301              58,830            20,842          29,752          41,901             58,274
    20,678           30,711          44,931              64,823            20,678          30,711          44,931             64,823

    20,316           31,393          47,712              71,410            20,316          31,393          47,712             71,410
    19,953           32,078          50,649              78,639            19,953          32,078          50,649             78,639
    19,589           32,767          53,747              86,572            19,589          32,767          53,747             86,572
    19,224           33,456          57,012              95,268            19,224          33,456          57,012             95,268
    18,856           34,144          60,447             104,791            18,856          34,144          60,447            104,791

    18,487           34,830          64,062             115,217            18,487          34,830          64,062            115,217
    18,115           35,514          67,863             126,629            18,115          35,514          67,863            126,629
    17,744           36,195          71,860             139,113            17,744          36,195          71,860            139,113
    17,373           36,875          76,063             152,773            17,373          36,875          76,063            152,773
    17,003           37,554          80,481             167,713            17,003          37,554          80,481            167,713

    15,154           40,845         106,009             265,648            15,154          40,845         106,009            265,648

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE ILLUSTRATION
TABLE ABOVE:]

(1) Assumes a 2% premium tax.
(2) Assumes no policy loan has been made.

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

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

INITIAL FACE AMOUNT $104,488        MALE AGE 55        SINGLE PREMIUM $50,000(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            DEATH BENEFIT(2)
                                  PREMIUM ACCUMULATED                                  ASSUMING HYPOTHETICAL GROSS
      END OF                    AT INTEREST PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
      POLICY                  -----------------------------            -------------------------------------------------------------
       YEAR                      4%                   5%                  0%                4%               8%               12%
      ------                  --------             --------            --------          --------         --------         ---------
         1                    $ 52,000             $ 52,500            $104,488          $104,488         $107,731         $111,766
         2                      54,080               55,125             104,488           104,488          111,075          119,556
         3                      56,243               57,881             104,488           104,488          114,526          127,892
         4                      58,493               60,775             104,488           104,488          118,085          136,812
         5                      60,833               63,814             104,488           104,488          121,755          146,358

         6                      63,266               67,005             104,488           104,488          125,542          156,575
         7                      65,797               70,355             104,488           104,488          129,448          167,509
         8                      68,428               73,873             104,488           104,488          133,478          179,213
         9                      71,166               77,566             104,488           104,488          137,635          191,742
        10                      74,012               81,445             104,488           104,488          141,925          205,154

        11                      76,973               85,517             104,488           104,488          146,351          219,513
        12                      80,052               89,793             104,488           104,488          150,917          234,886
        13                      83,254               94,282             104,488           104,488          155,628          251,344
        14                      86,584               98,997             104,488           104,488          160,489          268,965
        15                      90,047              103,946             104,488           104,488          165,504          287,831

        16                      93,649              109,144             104,488           104,488          170,679          308,029
        17                      97,395              114,601             104,488           104,488          176,018          329,657
        18                     101,291              120,331             104,488           104,488          181,529          352,820
        19                     105,342              126,348             104,488           104,488          187,216          377,630
        20                     109,556              132,665             104,488           104,488          193,086          404,206

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                      ACCOUNT VALUE(2)                                                    CASH SURRENDER VALUE(2)
                 ASSUMING HYPOTHETICAL GROSS                                            ASSUMING HYPOTHETICAL GROSS
                 ANNUAL INVESTMENT RETURN OF                                            ANNUAL INVESTMENT RETURN OF
   ----------------------------------------------------------             ----------------------------------------------------------
      0%              4%                8%              12%                  0%              4%              8%                12%
   -------         -------          --------         --------             -------         -------         --------          --------
   $47,844         $49,781          $ 51,718         $ 53,655             $44,341         $46,136         $ 47,932          $ 49,727
    46,883          50,758            54,787           58,969              43,790          47,410           51,174            55,080
    45,921          51,732            58,012           64,783              43,232          48,703           54,617            60,991
    44,961          52,703            61,406           71,144              42,670          50,019           58,278            67,521
    44,003          53,673            64,973           78,102              42,103          51,356           62,169            74,731

    43,045          54,637            68,720           85,707              41,533          52,718           66,305            82,697
    42,089          55,593            72,651           94,013              40,960          54,100           70,700            91,488
    41,134          56,538            76,771          103,076              40,383          55,506           75,368           101,193
    40,177          57,467            81,079          112,953              39,802          56,931           80,323           111,899
    39,218          58,377            85,581          123,710              39,218          58,377           85,581           123,710

    38,258          59,266            90,282          135,415              38,258          59,266           90,282           135,415
    37,298          60,132            95,186          148,148              37,298          60,132           95,186           148,148
    36,343          60,981           100,307          161,999              36,343          60,981          100,307           161,999
    35,393          61,808           105,651          177,063              35,393          61,808          105,651           177,063
    34,451          62,617           111,229          193,439              34,451          62,617          111,229           193,439

    33,516          63,403           117,041          211,227              33,516          63,403          117,041           211,227
    32,586          64,160           123,087          230,526              32,586          64,160          123,087           230,526
    31,659          64,883           129,361          251,427              31,659          64,883          129,361           251,427
    30,735          65,563           135,852          274,023              30,735          65,563          135,852           274,023
    29,809          66,193           142,551          298,417              29,809          66,193          142,551           298,417

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE ILLUSTRATION
TABLE ABOVE:]

(1) Assumes a 2% premium tax.
(2) Assumes no policy loan has been made.

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

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

INITIAL FACE AMOUNT $118,930        FEMALE AGE 5       SINGLE PREMIUM $10,000(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         DEATH BENEFIT(2)
                                 PREMIUM ACCUMULATED                                ASSUMING HYPOTHETICAL GROSS
      END OF                   AT INTEREST PER ANNUM OF                             ANNUAL INVESTMENT RETURN OF
      POLICY                 ----------------------------           ----------------------------------------------------------------
       YEAR                     4%                  5%                 0%               4%               8%                 12%
      ------                 --------            --------           --------         --------         --------          ------------
         1                   $ 10,400            $ 10,500           $118,930         $118,930         $122,609          $  127,188
         2                     10,816              11,025            118,930          118,930          126,401             136,014
         3                     11,249              11,576            118,930          118,930          130,308             145,450
         4                     11,699              12,155            118,930          118,930          134,333             155,535
         5                     12,167              12,763            118,930          118,930          138,482             166,316

         6                     12,653              13,401            118,930          118,930          142,757             177,839
         7                     13,159              14,071            118,930          118,930          147,163             190,160
         8                     13,686              14,775            118,930          118,930          151,707             203,335
         9                     14,233              15,513            118,930          118,930          156,389             217,423
        10                     14,802              16,289            118,930          118,930          161,217             232,491

        11                     15,395              17,103            118,930          118,930          166,196             248,605
        12                     16,010              17,959            118,930          118,930          171,328             265,837
        13                     16,651              18,856            118,930          118,930          176,620             284,267
        14                     17,317              19,799            118,930          118,930          182,075             303,974
        15                     18,009              20,789            118,930          118,930          187,698             325,047

        16                     18,730              21,829            118,930          118,930          193,495             347,578
        17                     19,479              22,920            118,930          118,930          199,470             371,670
        18                     20,258              24,066            118,930          118,930          205,629             397,428
        19                     21,068              25,270            118,930          118,930          211,978             424,969
        20                     21,911              26,533            118,930          118,930          218,521             454,413

   60 (Age 65)                105,196             186,792            118,930          118,930          738,965           6,658,114

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                        ACCOUNT VALUE(2)                                                  CASH SURRENDER VALUE(2)
                  ASSUMING HYPOTHETICAL GROSS                                           ASSUMING HYPOTHETICAL GROSS
                  ANNUAL INVESTMENT RETURN OF                                           ANNUAL INVESTMENT RETURN OF
    ----------------------------------------------------------            ----------------------------------------------------------
      0%              4%              8%                12%                 0%              4%              8%               12%
    ------         -------         --------         ----------            ------         -------         --------         ----------
    $9,444         $ 9,824         $ 10,206         $   10,587            $8,690         $ 9,041         $  9,391         $    9,742
     9,295          10,061           10,857             11,682             8,629           9,340           10,079             10,845
     9,152          10,306           11,551             12,894             8,574           9,654           10,822             12,079
     9,017          10,562           12,298             14,239             8,524           9,985           11,626             13,461
     8,886          10,828           13,096             15,728             8,478          10,331           12,494             15,006

     8,761          11,105           13,951             17,380             8,436          10,694           13,434             16,737
     8,639          11,391           14,863             19,206             8,396          11,072           14,447             18,668
     8,517          11,683           15,835             21,224             8,357          11,463           15,538             20,825
     8,397          11,984           16,871             23,455             8,317          11,869           16,709             23,231
     8,277          12,287           17,969             25,913             8,277          12,287           17,969             25,913

     8,158          12,599           19,137             28,626             8,158          12,599           19,137             28,626
     8,040          12,916           20,379             31,621             8,040          12,916           20,379             31,621
     7,921          13,239           21,697             34,922             7,921          13,239           21,697             34,922
     7,806          13,571           23,103             38,571             7,806          13,571           23,103             38,571
     7,692          13,911           24,599             42,600             7,692          13,911           24,599             42,600

     7,580          14,262           26,195             47,054             7,580          14,262           26,195             47,054
     7,471          14,621           27,896             51,978             7,471          14,621           27,896             51,978
     7,364          14,992           29,711             57,424             7,364          14,992           29,711             57,424
     7,259          15,374           31,648             63,447             7,259          15,374           31,648             63,447
     7,157          15,767           33,715             70,111             7,157          15,767           33,715             70,111

     3,749          40,206          393,875          3,548,841             3,749          40,206          393,875          3,548,841

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE ILLUSTRATION
TABLE ABOVE:]

(1) Assumes a 2% premium tax.
(2) Assumes no policy loan has been made.

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

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

INITIAL FACE AMOUNT $125,738       FEMALE AGE 25       SINGLE PREMIUM $20,000(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         DEATH BENEFIT(2)
                                  PREMIUM ACCUMULATED                               ASSUMING HYPOTHETICAL GROSS
      END OF                    AT INTEREST PER ANNUM OF                            ANNUAL INVESTMENT RETURN OF
      POLICY                   --------------------------           ----------------------------------------------------------------
       YEAR                       4%                 5%                0%               4%                8%                 12%
      ------                   -------            -------           --------         --------          --------          -----------
         1                     $20,800            $21,000           $125,738         $125,738          $129,619          $  134,449
         2                      21,632             22,050            125,738          125,738           133,620             143,763
         3                      22,497             23,153            125,738          125,738           137,743             153,722
         4                      23,397             24,310            125,738          125,738           141,994             164,369
         5                      24,333             25,526            125,738          125,738           146,376             175,754

         6                      25,306             26,802            125,738          125,738           150,893             187,926
         7                      26,319             28,142            125,738          125,738           155,549             200,943
         8                      27,371             29,549            125,738          125,738           160,348             214,858
         9                      28,466             31,027            125,738          125,738           165,296             229,738
        10                      29,605             32,578            125,738          125,738           170,396             245,649

        11                      30,789             34,207            125,738          125,738           175,654             262,661
        12                      32,021             35,917            125,738          125,738           181,075             280,854
        13                      33,301             37,713            125,738          125,738           186,664             300,312
        14                      34,634             39,599            125,738          125,738           192,426             321,121
        15                      36,019             41,579            125,738          125,738           198,369             343,377

        16                      37,460             43,658            125,738          125,738           204,496             367,185
        17                      38,958             45,840            125,738          125,738           210,814             392,650
        18                      40,516             48,132            125,738          125,738           217,330             419,889
        19                      42,137             50,539            125,738          125,738           224,050             449,025
        20                      43,822             53,066            125,738          125,738           230,978             480,190

   40 (Age 65)                  96,020            140,800            125,738          125,738           425,204           1,842,347

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                      ACCOUNT VALUE(2)                                                      CASH SURRENDER VALUE(2)
                 ASSUMING HYPOTHETICAL GROSS                                              ASSUMING HYPOTHETICAL GROSS
                 ANNUAL INVESTMENT RETURN OF                                              ANNUAL INVESTMENT RETURN OF
   --------------------------------------------------------                  -------------------------------------------------------
      0%              4%              8%              12%                       0%             4%             8%              12%
   -------         -------         --------        --------                  -------        -------        --------         --------
   $19,128         $19,899         $ 20,668        $ 21,439                  $17,600        $18,308        $ 19,017         $ 19,725
    18,863          20,412           22,023          23,695                   17,512         18,951          20,446           21,999
    18,602          20,941           23,468          26,191                   17,427         19,617          21,985           24,535
    18,347          21,484           25,009          28,949                   17,345         20,311          23,643           27,369
    18,096          22,044           26,653          32,002                   17,266         21,032          25,430           30,534

    17,849          22,619           28,405          35,377                   17,188         21,781          27,354           34,067
    17,605          23,207           30,272          39,107                   17,111         22,557          29,425           38,011
    17,365          23,813           32,265          43,233                   17,038         23,364          31,657           42,418
    17,130          24,435           34,389          47,796                   16,968         24,204          34,063           47,344
    16,897          25,073           36,652          52,838                   16,897         25,073          36,652           52,838

    16,667          25,727           39,064          58,412                   16,667         25,727          39,064           58,412
    16,437          26,396           41,629          64,568                   16,437         26,396          41,629           64,568
    16,208          27,075           44,352          71,357                   16,208         27,075          44,352           71,357
    15,980          27,767           47,248          78,847                   15,980         27,767          47,248           78,847
    15,748          28,469           50,317          87,101                   15,748         28,469          50,317           87,101

    15,517          29,180           53,571          96,192                   15,517         29,180          53,571           96,192
    15,283          29,899           57,019         106,200                   15,283         29,899          57,019          106,200
    15,049          30,628           60,672         117,220                   15,049         30,628          60,672          117,220
    14,814          31,365           64,542         129,350                   14,814         31,365          64,542          129,350
    14,579          32,113           68,644         142,707                   14,579         32,113          68,644          142,707

    10,167          49,469          226,637         981,989                   10,167         49,469         226,637          981,989

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE ILLUSTRATION
TABLE ABOVE:]

(1) Assumes a 2% premium tax.
(2) Assumes no policy loan has been made.

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

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

INITIAL FACE AMOUNT $95,798       FEMALE AGE 40        SINGLE PREMIUM $25,000(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

------------------------------------------------------------------------------------------------------------------------------------
                                                                                             DEATH BENEFIT(2)
                                 PREMIUM ACCUMULATED                                    ASSUMING HYPOTHETICAL GROSS
      END OF                   AT INTEREST PER ANNUM OF                                 ANNUAL INVESTMENT RETURN OF
      POLICY                  ---------------------------                 ----------------------------------------------------------
       YEAR                      4%                  5%                      0%              4%              8%               12%
      ------                  -------             -------                 -------         -------         --------         ---------
         1                    $26,000             $26,250                 $95,798         $95,798         $ 98,757         $102,439
         2                     27,040              27,563                  95,798          95,798          101,808          109,544
         3                     28,122              28,941                  95,798          95,798          104,955          117,143
         4                     29,246              30,388                  95,798          95,798          108,200          125,272
         5                     30,416              31,907                  95,798          95,798          111,546          133,966

         6                     31,633              33,502                  95,798          95,798          114,995          143,266
         7                     32,898              35,178                  95,798          95,798          118,552          153,213
         8                     34,214              36,936                  95,798          95,798          122,221          163,852
         9                     35,583              38,783                  95,798          95,798          126,003          175,233
        10                     37,006              40,722                  95,798          95,798          129,903          187,406

        11                     38,486              42,758                  95,798          95,798          133,924          200,428
        12                     40,026              44,896                  95,798          95,798          138,071          214,357
        13                     41,627              47,141                  95,798          95,798          142,348          229,258
        14                     43,292              49,498                  95,798          95,798          146,757          245,199
        15                     45,024              51,973                  95,798          95,798          151,305          262,252

        16                     46,825              54,572                  95,798          95,798          155,994          280,496
        17                     48,697              57,300                  95,798          95,798          160,830          300,012
        18                     50,645              60,165                  95,798          95,798          165,816          320,888
        19                     52,671              63,174                  95,798          95,798          170,957          343,218
        20                     54,778              66,332                  95,798          95,798          176,257          367,101

   25 (Age 65)                 66,646              84,659                  95,798          95,798          205,345          513,986

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                       ACCOUNT VALUE(2)                                                    CASH SURRENDER VALUE(2)
                  ASSUMING HYPOTHETICAL GROSS                                            ASSUMING HYPOTHETICAL GROSS
                  ANNUAL INVESTMENT RETURN OF                                            ANNUAL INVESTMENT RETURN OF
   ----------------------------------------------------------             ----------------------------------------------------------
      0%              4%               8%               12%                  0%              4%               8%              12%
   -------         -------          --------         --------             -------         -------          --------         --------
   $23,941         $24,906          $ 25,871         $ 26,835             $22,060         $22,949          $ 23,838         $ 24,726
    23,581          25,520            27,536           29,628              21,919          23,722            25,595           27,540
    23,219          26,142            29,300           32,702              21,773          24,514            27,475           30,666
    22,856          26,771            31,168           36,087              21,626          25,330            29,491           34,144
    22,494          27,410            33,150           39,813              21,475          26,168            31,647           38,008

    22,134          28,059            35,250           43,916              21,322          27,031            33,959           42,308
    21,774          28,718            37,478           48,435              21,169          27,920            36,436           47,090
    21,418          29,387            39,840           53,411              21,017          28,837            39,093           52,410
    21,062          30,067            42,341           58,885              20,862          29,782            41,941           58,328
    20,709          30,756            44,994           64,911              20,709          30,756            44,994           64,911

    20,357          31,454            47,801           71,539              20,357          31,454            47,801           71,539
    20,007          32,162            50,775           78,830              20,007          32,162            50,775           78,830
    19,657          32,877            53,921           86,843              19,657          32,877            53,921           86,843
    19,310          33,601            57,246           95,647              19,310          33,601            57,246           95,647
    18,962          34,331            60,764          105,320              18,962          34,331            60,764          105,320

    18,617          35,068            64,481          115,946              18,617          35,068            64,481          115,946
    18,275          35,816            68,417          127,624              18,275          35,816            68,417          127,624
    17,937          36,576            72,584          140,465              17,937          36,576            72,584          140,465
    17,604          37,350            77,002          154,592              17,604          37,350            77,002          154,592
    17,278          38,141            81,689          170,141              17,278          38,141            81,689          170,141

    15,686          42,225           109,451          273,960              15,686          42,225           109,451          273,960

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE ILLUSTRATION
TABLE ABOVE:]

(1) Assumes a 2% premium tax.
(2) Assumes no policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE TRUST PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

INITIAL FACE AMOUNT $121,514       FEMALE AGE 55       SINGLE PREMIUM $50,000(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLE APPEARED IN A LANDSCAPED FORMAT IN THE PRINTED PROSPECTUS AND HAD TO BE BROKEN INTO TWO TABLES TO FIT THE EDGAR FORMAT:]

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            DEATH BENEFIT(2)
                                   PREMIUM ACCUMULATED                                 ASSUMING HYPOTHETICAL GROSS
      END OF                    AT INTEREST PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
      POLICY                  ----------------------------             -------------------------------------------------------------
       YEAR                       4%                 5%                   0%                4%               8%               12%
      ------                  --------            --------             --------          --------         --------         ---------
         1                    $ 52,000            $ 52,500             $121,514          $121,514         $125,279         $129,967
         2                      54,080              55,125              121,514           121,514          129,163          139,010
         3                      56,243              57,881              121,514           121,514          133,167          148,683
         4                      58,493              60,775              121,514           121,514          137,296          159,030
         5                      60,833              63,814              121,514           121,514          141,552          170,096

         6                      63,266              67,005              121,514           121,514          145,941          181,934
         7                      65,797              70,355              121,514           121,514          150,467          194,597
         8                      68,428              73,873              121,514           121,514          155,134          208,144
         9                      71,166              77,566              121,514           121,514          159,948          222,641
        10                      74,012              81,445              121,514           121,514          164,915          238,155

        11                      76,973              85,517              121,514           121,514          170,038          254,758
        12                      80,052              89,793              121,514           121,514          175,321          272,526
        13                      83,254              94,282              121,514           121,514          180,771          291,541
        14                      86,584              98,997              121,514           121,514          186,391          311,887
        15                      90,047             103,946              121,514           121,514          192,187          333,658

        16                      93,649             109,144              121,514           121,514          198,166          356,954
        17                      97,395             114,601              121,514           121,514          204,333          381,886
        18                     101,291             120,331              121,514           121,514          210,695          408,575
        19                     105,342             126,348              121,514           121,514          217,260          437,149
        20                     109,556             132,665              121,514           121,514          224,035          467,746

[THE LEFT HALF OF THE ILLUSTRATION TABLE (ABOVE) AND THE RIGHT HALF (BELOW) APPEARED SIDE-BY-SIDE IN THE PRINTED PROSPECTUS:]

                      ACCOUNT VALUE(2)                                                     CASH SURRENDER VALUE(2)
                 ASSUMING HYPOTHETICAL GROSS                                             ASSUMING HYPOTHETICAL GROSS
                 ANNUAL INVESTMENT RETURN OF                                             ANNUAL INVESTMENT RETURN OF
   --------------------------------------------------------                 --------------------------------------------------------
      0%              4%              8%              12%                      0%             4%              8%              12%
   -------         -------         --------        --------                 -------        -------         --------         --------
   $47,910         $49,848         $ 51,785        $ 53,723                 $44,282        $46,072         $ 47,863         $ 49,654
    47,030          50,911           54,946          59,134                  43,822         47,439           51,198           55,102
    46,160          51,990           58,292          65,084                  43,371         48,849           54,770           61,151
    45,305          53,091           61,840          71,630                  42,928         50,305           58,596           67,872
    44,465          54,215           65,605          78,834                  42,494         51,812           62,696           75,338

    43,638          55,359           69,593          86,757                  42,070         53,368           67,092           83,639
    42,821          56,519           73,816          95,465                  41,650         54,974           71,796           92,853
    42,006          57,688           78,273         105,019                  41,228         56,620           76,823          103,075
    41,189          58,857           82,967         115,486                  40,801         58,303           82,185          114,399
    40,368          60,021           87,902         126,939                  40,368         60,021           87,902          126,939

    39,543          61,176           93,084         139,462                  39,543         61,176           93,084          139,462
    38,718          62,329           98,532         153,162                  38,718         62,329           98,532          153,162
    37,895          63,477          104,261         168,149                  37,895         63,477          104,261          168,149
    37,081          64,634          110,300         184,565                  37,081         64,634          110,300          184,565
    36,276          65,797          116,663         202,540                  36,276         65,797          116,663          202,540

    35,479          66,965          123,364         222,215                  35,479         66,965          123,364          222,215
    34,686          68,125          130,401         243,712                  34,686         68,125          130,401          243,712
    33,891          69,270          137,770         267,159                  33,891         69,270          137,770          267,159
    33,090          70,382          145,452         292,662                  33,090         70,382          145,452          292,662
    32,280          71,453          153,439         320,354                  32,280         71,453          153,439          320,354

[THE FOOTNOTES BELOW APPLY TO BOTH THE LEFT AND RIGHT HALVES OF THE ILLUSTRATION
TABLE ABOVE:]

(1) Assumes a 2% premium tax.
(2) Assumes no policy loan has been made.

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YOU WILL RECEIVE
PERIODIC REPORTS

As a policy owner, you will receive an annual statement about your policy giving you the status as of the first day of the current policy year of:

o  the Death Benefit;

o  the Account Value and Cash Surrender Value; and

o  your outstanding loans.

Notice will also be sent to you for policy issuance, transfers of funds between Divisions and certain other policy transactions.

You will receive a billing notice each year showing accrued interest for the past policy year if you have a policy loan outstanding.

We will also send you semiannual reports with financial information on the Separate Account and the Trust (including a list of the investments held by each Portfolio in which the Divisions invest) as required by the 1940 Act.

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THE IMPACT OF TAXES
POLICY PROCEEDS

The Tax Reform Act of 1984 (1984 Act) includes a definition of life insurance for tax purposes. Our variable life policy meets the statutory definition of life insurance and hence will receive the same Federal income tax treatment as fixed benefit life insurance. Thus, (a) the Death Benefit under our policy will be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (Code) and (b) the policy owner will not be deemed to be in constructive receipt of the Cash Surrender Value under the policy until the policy is actually surrendered. Only then would the owner be taxed on any increase in Cash Surrender Value due to investment experience.

In general, if you return your policy for its Cash Surrender Value, you will not be taxed on the amount you receive, except for the portion which exceeds the premium you have paid.

A split of the policy into two policies followed by a return of one for cash, or an exchange referred to under CANCELLATION AND EXCHANGE RIGHTS, may result in taxable income to the policy owner depending on the circumstances. We suggest you consult your tax adviser.

The 1984 Act also gives the Secretary of the Treasury authority to set standards for diversification of the investments underlying variable life policies in order for such policies to be treated as life insurance. On September 15, 1986, Treasury issued temporary regulations regarding the diversification requirements. Failure to meet the diversification requirements would disqualify SP-1 as a variable life insurance policy under Section 7702 of the Code. If this were to occur, you would be taxed on the amount in your Policy Account that exceeds the premiums you have paid. We believe that the investments underlying SP-1 are in compliance with the requirements. We do not anticipate any problems with the investments continuing to meet the requirements.

We also believe that loans received under the policies will be treated as indebtedness of an owner, and that no part of any loan under a policy will constitute income to the owner. (However, interest on policy loans is not deductible.)

The individual situation of each policy owner or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of Federal estate tax as well as state and local estate, inheritance and other taxes.

See the Prospectus for the Trust for a discussion of the Trust's tax aspects, including the diversification requirements.

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OUR INCOME TAXES

Under the life insurance company tax provisions of the Code, as amended by the 1984 Act, variable life insurance is treated in a manner consistent with fixed life insurance. The operations of the Separate Account are included in the Federal income tax return of Equitable Variable. Under current tax law, Equitable Variable pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. Consequently, no charge is currently being made to either Division of the Separate Account for our Federal income taxes. We reserve the right, however, to make such a charge in the future, if the law changes and we incur Federal income tax

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which is attributable to the Separate Account. If such a charge is made, it would be set aside as a provision for taxes which we would keep in the affected Division rather than in our general account. We anticipate that our variable life policy owners will benefit from any investment earnings that are not needed to maintain this provision. We may have to pay state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not substantial. If they increase, however, charges may be made for such taxes when they are attributable to the Separate Account.

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GENERAL PROVISIONS OF
OUR POLICY

This section of the prospectus describes the general provisions of our policy and is subject to the terms of the policy you buy. You may review a copy of our policy upon request.

The minimum single premium for this policy is $2,500. The policy may be issued to age 75. The policy is issued only on a standard risk basis. Before issuing any policy, we require satisfactory evidence of insurability.

You will handle all business connected with your policy at your regional Life Insurance Center shown on page 3 of your policy.

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PREMIUM

Your premium is a single premium payment that must accompany your signed application for the policy.

YOU CAN CHOOSE THE DIVISION OR DIVISIONS WHERE YOUR NET SINGLE PREMIUM WILL BE PUT. You can decide how your net single premium will be applied to the Divisions. You can put the whole net single premium in one Division or a percentage in more than one Division. Percentages cannot be fractions and must add up to 100.

You will make your decision on the application for your policy.

HOW WE USE THE PREMIUM. The single premium is used to cover expenses and to pay Death Benefits.

We make no charge to cover the possibility that, at an insured's death, the guaranteed minimum will be more than what would have been payable, based on the investment experience of the Divisions, if there were no guaranteed minimum Death Benefit. If the net premium exceeds what is needed to meet Death Benefits over the years, the excess contributes to our profits.

CHANGES IN PREMIUM RATES. Congress and the legislatures of various states have from time to time considered legislation that would require premium rates to be the same for males and females of the same age and risk class.

ILLUSTRATION OF PREMIUM RATES. Premiums are based on actuarial estimates of Death Benefits, Account Values, Cash Surrender Value benefits, expenses, investment experience, and amounts contributed to our surplus.

The following table shows premium rates for certain face amounts. The rates per $1,000 differ for different face amounts only because of our $200 administrative fee, which is constant.

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                    PREMIUMS PER $1,000 INITIAL FACE AMOUNT*

    Age at        $10,000 Initial        $25,000 Initial         $50,000 Initial
     Issue            Face Amount            Face Amount             Face Amount
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     Age 5
      Male                $119.70                $107.46                 $103.38
    Female                 102.78                  90.53                   86.45

    Age 25
      Male                 205.77                 193.52                  189.44
    Female                 177.85                 165.60                  161.52

    Age 40
      Male                 323.05                 310.81                  306.72
    Female                 279.24                 267.00                  262.92

    Age 55
      Male                 496.98                 484.73                  480.65
    Female                 430.20                 417.96                  413.88
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*Assuming a 2% state premium tax.

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CANCELLATION RIGHT

You have a limited right to return your policy to your regional Life Insurance Center with a written request for cancellation. We will give you a full refund (guaranteed by Equitable) of the single premium paid if your request and policy are postmarked by the latest of the following:

o  10 days after you receive your policy; or

o  10 days after we mail a written Notice of Withdrawal Right; or

o  45 days after Part 1 of the policy application was signed.

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EXCHANGING OUR POLICY FOR FIXED
WHOLE LIFE INSURANCE

You may exchange your single premium variable life policy for a fixed whole life single premium policy on the life of the insured (benefits will be as described in the single premium fixed life policy). The fixed policy will be issued by Equitable. You have this right for 24 months from the date your policy is issued. The exchange will be effective when we receive your request, accompanied by your policy and an application for the fixed policy.

We will not require evidence of the insured's insurability before an exchange. The new policy's face amount will be the same as the initial face amount of the variable life policy. It will also have the same register date and date of issue. The new policy will be based on premiums for the same sex and age.

Any policy loan with accrued interest must be repaid before the exchange. The exchange is also subject to limits described in the policy.

CASH ADJUSTMENT ON EXCHANGE. There will be a cash adjustment on exchange. The adjustment will reflect the difference in premiums between the two policies. The cash adjustment will also reflect the market performance of the variable life policy.

The difference in premium will be payable by the owner. This amount, however, will be adjusted. It will be decreased by the excess, if any, of the total Cash Surrender Value over the tabular Cash Surrender Value of the policy or will be increased by the excess, if any, of the tabular Cash Surrender Value over the total Cash Surrender Value of the policy. We have filed a description of the method we use to calculate the adjustment with the appropriate state insurance officials.

You may choose, instead, Equitable Variable's single premium fixed life policy, SP Plus. If you choose SP Plus, we will advise you of the cash adjustment and how it is calculated.

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PAYMENT OPTIONS

The Death Benefit proceeds or Cash Surrender Value proceeds (net of loans) of the policy offered by this prospectus can be paid in a lump sum. Or you may choose to apply all or part of the proceeds under one of our payment options. A combination of options can be used if we agree. Proceeds applied under an option will no longer be affected by investment experience.

For an option to be used, the proceeds to be applied must be at least $2,500. If no option is chosen at the insured's death, the beneficiary can choose an option. The following options are available, subject to limits described in the policy.

DEPOSIT OPTION. Proceeds are left on deposit with us. We will pay interest on the proceeds of at least 3% a year, or we may set and pay a higher rate.

INSTALLMENT OPTION FOR A FIXED PERIOD. Proceeds are paid in installments for up to 30 years, with interest of at least 3-1/2% a year.

INSTALLMENT OPTION OF A FIXED AMOUNT. Proceeds are paid in installments with interest of at least 3-1/2% a year until the proceeds are used up.

LIFE INCOME OPTION WITH A PERIOD CERTAIN. Proceeds are paid in monthly installments for the longer of the life of the person being paid or the end of a chosen period of 10 or 20 years.

LIFE INCOME OPTION WITH A REFUND CERTAIN. Proceeds are paid in monthly installments for the longer of the life of the person being paid or until they are used up.

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BENEFICIARY

You name your beneficiary when you apply for your policy. You may change the beneficiary during the insured's lifetime by writing to your regional Life Insurance Center. If no beneficiary is living when the insured dies, the Death Benefit will be paid in equal shares to the insured's surviving children. If there is no surviving child, the Death Benefit will be paid to the insured's estate.

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ASSIGNMENT

You may assign the policy as collateral for a loan or other obligation. We are not responsible for any payment we make or action we take before we receive a copy of the assignment at your regional Life Insurance Center.

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CREDITORS' CLAIMS

Proceeds are paid free from the claims of creditors to the extent allowed by law.

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LIMITS ON OUR RIGHT TO CHALLENGE
THE POLICY

We cannot challenge the validity of the policy after it has been in effect during the insured's lifetime for 2 years from the date of issue (unless another date is required by law). If a death claim is made within the time we can challenge validity, our payment will generally be delayed while we determine whether to make such a challenge.

MISSTATEMENT OF AGE OR SEX. If the insured's age or sex is misstated in the policy application, the Death Benefit will be what the premium paid would have purchased based on the insured's true age and sex.

SUICIDE. If the insured commits suicide within 2 years from the date the policy was issued (or less where required by law), the Death Benefit will be limited to the sum of the premium paid minus outstanding policy loans with interest.

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DIVIDENDS

No dividends will be paid on the policy described in this prospectus.

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WHEN WE PAY PROCEEDS

Payment of the Death Benefit, Cash Surrender Value (net of loans) or loan proceeds will be made within 7 days after we receive the required form or request (and other documents that may be required for payment of the Death Benefit) at your regional Life Insurance Center. If an Equitable agent is assisting the beneficiary in preparing the documents required for payment of the Death Benefit, we will send the check to the agent within 7 days after we receive all required documents. The agent will then deliver the check to the beneficiary. But we can delay payment if:

o  payment is contested;

o it is not reasonably practicable to determine the amount because the New York Stock Exchange is closed, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

o  the SEC, by order, permits us to delay in order to protect our policy owners.

We will pay at least 3% interest a year if we delay paying the Cash Surrender Value or loan proceeds more than 30 days.

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SALES AND OTHER
AGREEMENTS

Equitable Variable and Integrity Life Insurance Company, a wholly-owned subsidiary of Equitable, are the principal underwriters for the Trust pursuant to a Distribution Agreement. Under the Distribution Agreement, we have entered into a Sales Agreement with Equitable by which Equitable will distribute our policies.

Both Equitable Variable and Equitable are registered with the SEC as broker-dealers under the Securities and Exchange Act of 1934, and we are each a member of the National Association of Securities Dealers, Inc. We are also the principal underwriter for our policies funded through our Separate Account I and our other policies funded through our Separate Account FP, which is also a registered investment company. (Equitable may also be deemed a principal underwriter for our policies.)

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SALES BY AGENTS OF EQUITABLE

We sell our policies through agents who are licensed by state insurance officials to sell our variable life insurance. These agents are also registered representatives of Equitable.

Under the Sales Agreement, agents receive commissions from Equitable for selling our policies. We reimburse Equitable for these commissions. We also reimburse Equitable for other expenses incurred in marketing and selling our policies. These expenses include agency and district managers' compensation, agents' training allowance, deferred compensation, insurance benefits of agents and agency and district managers, and agency clerical and advertising expenses.

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COMMISSION SCHEDULE. Agents may receive the equivalent of up to a maximum of 3% of the premium.

Agents with less than 3 full years of service with Equitable may be paid differently.

Agents who meet certain production and persistency standards in selling our policies and Equitable policies will be eligible for added compensation. Agents who meet certain lifetime production standards will be eligible to receive increased fees for servicing our policies. Agents also are eligible for added compensation for servicing our policies when there is no assigned soliciting agent.

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SALES BY BROKERS

We also sell our policies through independent brokers who are licensed by state insurance officials to sell our variable life insurance. They will also be registered representatives either of Equitable or of another company registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934. The commissions for independent brokers will be no more than those for agents. Commissions will be paid through the registered broker-dealer.

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APPLICATIONS

When an application for one of our policies is completed, it is submitted to us. Based on the information in the application and our standards for issuing insurance and classifying risks, a policy may be issued. If a policy is not issued, we will refund any premium that has been paid. (Equitable guarantees the refund.)

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JOINT SERVICES AGREEMENT

In addition to acting as distributor for our policies, Equitable performs certain other sales and administrative duties for us. Equitable does this pursuant to a written agreement. The agreement is automatically renewed each year, unless either party terminates.

Under this agreement, we pay Equitable for salary costs and other services and an amount for indirect costs incurred through our use of Equitable personnel and facilities. We also reimburse Equitable for sales expenses related to business other than variable life policies.

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AMOUNTS PAID UNDER SALES AND
JOINT SERVICES AGREEMENTS

The amounts paid or accrued to Equitable by us under sales and the joint services agreements totalled approximately $249.4 million in 1986, $225.7 million in 1985 and $164.8 million in 1984.

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LEGAL PROCEEDINGS

We are not involved in any material legal proceedings.

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LEGAL MATTERS

The legal validity of the policy described in this prospectus has been passed on by Herbert P. Shyer, who is Executive Vice President and General Counsel of Equitable.

The Washington, D.C. law firm of Freedman, Levy, Kroll & Simonds has advised Equitable Variable with respect to certain matters relating to Federal securities laws.

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FINANCIAL AND ACTUARIAL
EXPERTS

The financial statements of the Separate Account and of Equitable Variable in this prospectus have been examined by the accounting firm of Deloitte Haskins & Sells, our independent auditors, to the extent stated in their opinions, and their opinions on them are part of this prospectus. We have relied on the opinions of Deloitte Haskins & Sells given upon their authority as experts in accounting and auditing.

Actuarial matters in this prospectus have been examined by Joseph O. North, Jr., F.S.A., M.A.A.A., who is Vice President and Actuary of Equitable Variable and an Assistant Vice President and Actuary of Equitable. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

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WHERE YOU CAN GET
ADDITIONAL
INFORMATION

We have filed with the SEC a Registration Statement relating to the Separate Account and the variable life policy described in this prospectus. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If you would like the additional information, you may obtain copies of that document from the SEC's main office in Washington, D.C. You will have to pay a fee for the material.

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MANAGEMENT

Here is a list of our directors and officers and a brief statement of their business experience for the past five years. Unless otherwise noted, the following persons have been involved in the management of Equitable and its subsidiaries in various positions for the last five years. Unless otherwise noted, their address is 787 Seventh Avenue, New York, New York 10019.

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DIRECTORS
NAME AND PRINCIPAL                                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                                        WITHIN PAST FIVE YEARS
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Harry Douglas Garber................................    Vice Chairman of the Board, Equitable, since February 1984; prior thereto,
                                                        Executive Vice President and Chief Financial Officer. Director, Equitable
                                                        Investment Corporation (EIC) and Genesco, Inc. Former Chairman and Chief
                                                        Executive Officer, Equitable Variable.

Glenn Howard Gettier, Jr. ..........................    Executive Vice President and Chief Financial Officer, Equitable, since
                                                        December 1984; prior thereto, Partner, Peat, Marwick, Mitchell & Co.

Richard Hampton Jenrette............................    Vice Chairman, Chief Investment Officer and Director, Equitable. Chairman,
                                                        Donaldson, Lufkin and Jenrette, Inc., since February 1985; prior thereto,
                                                        Chairman and Chief Executive Officer. Director, Equitable Capital
                                                        Management Corporation (Equitable Capital) and various other Equitable subsidiaries.

William Thomas McCaffrey............................    Executive Vice President, Equitable, since March 1986; prior thereto, various other Equitable positions.

Francis Helmut Schott...............................    Senior Vice President and Chief Economist, Equitable.

Leo Martin Walsh, Jr. ..............................    Senior Executive Vice President, Director and Chief Operating Officer,
                                                        Equitable, since July 1986; prior thereto, Executive Vice President,
                                                        Director and Chief Investment Officer. Chairman, EIC since July 1986; prior thereto, President and Chief Executive Officer. Director, Equitable
                                                        Capital and various other Equitable subsidiaries.

Peter Rawlinson Wilde...............................    Executive Vice President, Equitable, since July 1984. Director, Integrity
                                                        Life Insurance Company (Integrity) and National Integrity Life Insurance
                                                        Company (National Integrity). Chairman and Chief Executive Officer,
                                                        Equitable Variable, from November 1984 to December 1986. Chief Financial
                                                        Officer, CIGNA Corporation, from April 1983 to June 1984; prior thereto,
                                                        Senior Vice President.

Brian Fredrick Wruble...............................    Chairman, President and Chief Executive Officer, Equitable Capital.
                                                        Executive Vice President, Equitable, since September 1984; prior thereto, various other Equitable positions.

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OFFICER -- DIRECTORS
NAME AND PRINCIPAL                                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                                        WITHIN PAST FIVE YEARS
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Robert Wayne Barth..................................    Chairman and Chief Executive Officer, Equitable Variable, since December
                                                        1986; President and Chief Operating Officer, from December 1985 to December
                                                        1986. Executive Vice President, Equitable, since June 1985; Senior Vice
                                                        President since September 1984; prior thereto, Vice President since April
                                                        1984.

Thomas Michael Kirwan...............................    President and Chief Operating Officer, Equitable Variable, since December
                                                        1986. Executive Vice President and Chief Financial Officer, EIC, since
                                                        March 1985; prior thereto, President, Columbia Group -- CBS, Inc. Director,
                                                        Equitable Capital and various other Equitable subsidiaries.

Robert Seymour Jones................................    Senior Vice President, Equitable Variable, since February 1986. Senior Vice
                                                        President, Equitable, since June 1985; prior thereto, Vice President.

Michael Searle Martin...............................    Senior Vice President, Equitable Variable, since February 1986. Senior Vice
                                                        President, Equitable, since June 1985; prior thereto, Vice President.

Stanley Julian Rispler..............................    Senior Vice President, Equitable Variable, since February 1986. Senior Vice
                                                        President, Equitable, since October 1984; prior thereto, Vice President.

Samuel Barry Shlesinger.............................    Senior Vice President and Actuary, Equitable Variable, since February 1986.
                                                        Senior Vice President and Actuary, Equitable; prior thereto, Vice President and Actuary.
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OFFICERS
NAME AND PRINCIPAL                                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                                        WITHIN PAST FIVE YEARS
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James Thomas Liddle, Jr. ...........................    Senior Vice President and Chief Financial Officer, Equitable Variable,
                                                        since February 1986. Vice President and Actuary, Equitable.

Richard Marshall Stenson............................    Senior Vice President, Equitable Variable, since December 1981. Senior Vice
                                                        President, Equitable, since October 1984; prior thereto, Vice President and
                                                        Actuary. Actuary, Integrity.

William Arnold Canfield.............................    Vice President and Chief Underwriting Officer, Equitable Variable. Vice
  2 Penn Plaza                                          President, Equitable.
  New York, New York 10121

Franklin Kennedy, III...............................    Vice President, Equitable Variable, since August 1981. Senior Vice
  1221 Avenue of the Americas                           President, Equitable Capital since January 1987. Managing Director and
  New York, New York 10020                              Chief Investment Officer, Equitable Investment Management Corporation, from
                                                        November 1983 to January 1987. Vice President, Equitable.

Donald Anthony King.................................    Vice President, Equitable Variable, since February 1986. Vice President,
  1285 Avenue of the Americas                           Integrity, since April 1984. Vice President, Equitable, since January 1976.
  New York, New York 10020                              Executive Vice President, Equitable Capital.

Joseph Oswell North, Jr. ...........................    Vice President and Actuary, Equitable Variable, since February 1984. Vice
  2 Penn Plaza                                          President and Actuary, Equitable, since October 1984; prior thereto,
  New York, New York 10121                              Assistant Vice President and Actuary, since April 1982.

Stephen Anthony Scarpati............................    Vice President and Controller, Equitable Variable, since June 1986. Vice
  2 Penn Plaza                                          President, Equitable, since December 1985. Vice President and Controller,
  New York, New York 10121                              EIC, from November 1984 to December 1985; prior thereto, Division
                                                        Controller, Colgate-Palmolive Company.

Larry Kenneth Mills.................................    Treasurer, Equitable Variable, Integrity and National Integrity, since
                                                        February 1986. Vice President and Treasurer, Equitable, since March 1986;
                                                        prior thereto, Vice President.

Theodore Edward Plucinski, M.D. ....................    Chief Medical Director, Equitable Variable, Integrity and National
  2 Penn Plaza                                          Integrity. Chief Medical Director, Equitable, since September 1985; prior
  New York, New York 10121                              thereto, Chief Medical Director, MONY.

Kevin Brian Keefe...................................    Secretary, Equitable Variable, Integrity, National Integrity and The Hudson
                                                        River Trust, Vice President and Assistant Secretary, Equitable, since June
                                                        1986; prior thereto, Assistant Vice President and Assistant Secretary.
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[THE EQUITABLE FINANCIAL COMPANIES LOGO -- 1986 VERSION]






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                                                            Catalogue No. 121503

[EDGARIZER'S NOTE:]
[THE SP-1 PROSPECTUS ENDS HERE; THE BASIC & EXPANDED PROSPECTUS FOLLOWS]

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[VLI LOGO]
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LEVEL FACE AMOUNT VARIABLE LIFE INSURANCE POLICY
(Basic Policy)

INCREASING FACE AMOUNT VARIABLE LIFE INSURANCE POLICY
(Expanded Policy)

ISSUED BY

[EQUITABLE VARIABLE LIFE INSURANCE COMPANY LOGO -- 1986 VERSION]

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VM 346                              PROSPECTUS DATED APRIL 30, 1986
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THE HUDSON RIVER FUND, INC.

PRINCIPAL OFFICE LOCATED AT:
787 Seventh Avenue, New York, New York 10019

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VM 348                              SUPPLEMENT DATED MAY 1, 1986 TO
VM 342                              PROSPECTUS DATED APRIL 17, 1986
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[VLI LOGO]
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LEVEL FACE AMOUNT VARIABLE LIFE INSURANCE POLICY
(Basic Policy)

INCREASING FACE AMOUNT VARIABLE LIFE INSURANCE POLICY
(Expanded Policy)

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ISSUED BY

[EQUITABLE VARIABLE LIFE INSURANCE COMPANY LOGO -- 1986 VERSION]

This prospectus describes two variable life insurance policies being offered by Equitable Variable. The Basic policy is available only for face amounts under $50,000. Your net annual premiums are invested in the Common Stock Division and the Money Market Division of Equitable Variable's Separate Account I.

Each policy owner decides whether the premiums for his or her policy will be put into the Common Stock Division of the Money Market Division, or both, after certain deductions have been made. The assets in each Division are invested in shares of corresponding Portfolios of The Hudson River Fund, Inc.

The prospectus for the Fund, which is attached to this prospectus, describes the investment objectives and policies of each of the Fund Portfolios as well as the risks relating to investment in the Fund.

The investment policy of the Fund's Common Stock Portfolio is to purchase primarily common stock and other equity-type instruments with the objective of long-term growth of its capital and increasing income. The investment policy of the Fund's Money Market Portfolio is to purchase primarily high quality short-term money market instruments with the objective of obtaining a high level of current income while preserving its assets and maintaining liquidity. There is no guaranty that the objectives will be achieved.

The death benefit and cash value of a policy will vary up or down depending on investment experience of the Divisions, which in turn depends on the investment performance of the corresponding Portfolios. While there is no guaranteed minimum cash value for a policy, Equitable Variable guarantees that a policy's death benefit will never be less than its face amount as long as premiums are paid on time and there is no outstanding policy loan.

A policy is serviced through a regional Life Insurance Center. This is the Administrative Office shown on page 3 of a policy when it is issued. Equitable Variable's Home Office is 787 Seventh Avenue, New York, New York. Telephone
(212) 714-5288.

REPLACING EXISTING INSURANCE WITH A POLICY DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS FOR DETAILS ON THE POLICIES BEING OFFERED AND KEEP IT FOR FUTURE REFERENCE. IT IS NOT VALID UNLESS ATTACHED TO THE CURRENT PROSPECTUS FOR THE HUDSON RIVER FUND, INC.

PROSPECTUS DATED APRIL 30, 1986

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VM-346
Copyright 1986 Equitable Variable Life Insurance Company. All rights reserved.

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THE PURPOSES OF THE POLICIES WE ARE OFFERING IS TO PROVIDE INSURANCE PROTECTION FOR A POLICY'S BENEFICIARY.

WE DO NOT CLAIM THAT THE POLICIES ARE IN ANY WAY SIMILAR TO OR COMPARABLE TO A MUTUAL FUND'S SYSTEMATIC INVESTMENT PLAN.

Because we want you to have as much information as possible about our variable life policies before you buy one, we urge you to examine this prospectus carefully, and we also urge you to read the attached Fund prospectus. This prospectus assumes that all premiums are paid on time and there is no outstanding policy loan.

The first Part of this prospectus contains a summary that will introduce us and our variable life policies to you. You will find more detailed information in
Part 2 and financial statements in Part 3.

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PART 1 -- SUMMARY
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THE ISSUING COMPANY

We are Equitable Variable Life Insurance Company (Equitable Variable), a New York stock life insurance company.

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OUR PARENT, EQUITABLE

We are a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable), a New York mutual life insurance company.

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THE POLICIES

By this prospectus we are offering two types of variable life insurance policies:

o  Level Face Amount Policy (Basic Policy, Policy Number 85-01)

o  Increasing Face Amount Policy (Expanded Policy, Policy Number 85-02).

The Basic policy is available only for face amounts between $25,000 and $49,999.

We also offer, through separate prospectuses, a single premium variable life policy, a periodic premium variable life policy and a flexible premium variable life policy. The net premiums for the Basic Policy and the Expanded Policy are invested in our Separate Account I (Separate Account) which in turn buys shares in The Hudson River Fund, Inc. (Fund).

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WHY VARIABLE LIFE VARIES

Our variable life policies are, first and foremost, whole life insurance policies with death benefits, cash values, loan privileges, level premiums, and other features traditionally associated with whole life insurance. They are called "variable" because, unlike the fixed death benefits of an ordinary whole life policy, the death benefits and cash values of our policies may increase or decrease. They do so because your net annual premiums are put into our Separate Account's Common Stock Division or Money Market Division. The assets of each Division buy shares in the Fund's corresponding Common Stock Portfolio or Money Market Portfolio. The Separate Account's investment experience will vary over the years reflecting the investment performance of the Fund's Portfolios in which it invests.

When the Separate Account's net investment return is greater than the assumed investment return of 4%, additional amounts of paid-up life insurance are purchased. This results in additional death benefit and cash value. If the Separate Account's net investment return is less than the assumed investment return, this additional paid-up life insurance may be lost, resulting in smaller cash value and death benefit, but the death benefit will never be less than the guaranteed minimum.

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THE SEPARATE ACCOUNT, ITS
INVESTMENTS AND ITS
INVESTMENT EXPERIENCE

Our Separate Account is registered with the Securities and Exchange Commission
(SEC) under the Investment Company Act of 1940 (1940 Act) as a unit investment trust, which is a type of investment company. For state law purposes the Separate Account is treated as a part of us.

After making certain deductions from premiums, we put the net annual premiums in either the Common Stock Division or the Money Market Division (Division) of the Separate Account. You decide whether your policy's net annual premium will be put entirely in one Division or whether you want a percentage in each Division. Each Division invests in shares of a corresponding investment portfolio of the
Fund: the Common Stock Portfolio and the Money Market Portfolio (Portfolio).

Each Portfolio has a different investment policy. Throughout this prospectus we will discuss the investment experience of the Separate Account and the Divisions. You should keep in mind that THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT AND THE DIVISIONS DEPENDS ON THE INVESTMENT PERFORMANCE OF THE FUND AND THE CORRESPONDING PORTFOLIOS.
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THE FUND

The Hudson River Fund, Inc. is a "series" type of mutual fund registered with the SEC under the 1940 Act as an open-end diversified management investment company. In addition to the Common Stock Portfolio and the Money Market Portfolio referred to above, the Fund has a Balanced Portfolio and an Aggressive Stock Portfolio which currently are not available for investment by the Separate Account. The Fund does not impose a sales charge.

It is anticipated that, subject to obtaining additional necessary governmental exemptions and approvals, if any, the Fund may serve as an investment medium for, among others, variable annuity contracts issued by Equitable, variable life policies and variable annuity contracts issued by Integrity Life Insurance Company (Integrity, a wholly-owned subsidiary of Equitable), new series of variable life policies issued by us, and variable life policies and variable annuity contracts issued by insurers affiliated or unaffiliated with Equitable. We are currently in control of the Fund; however, purchasers of each of these contracts will also have voting privileges in the Fund. See YOUR VOTING PRIVILEGES.

The Fund's address is 787 Seventh Avenue, New York, New York 10019. The Fund's custodian is The Chase Manhattan Bank, N.A.

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FUND PORTFOLIO INVESTMENT
POLICIES AND OBJECTIVES

The investment policy of the Common Stock Portfolio is to purchase primarily common stock and other equity-type instruments to achieve long-term growth of its capital and increasing income. The investment policy of the Money Market Portfolio is to purchase primarily high quality short-term money market instruments to obtain a high level of current income while preserving its assets and maintaining liquidity.

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THE FUND'S INVESTMENT
ADVISERS

The Fund is advised by Equitable Investment Management Corporation (EIMC), which is a subsidiary of Equitable, and by Integrity. They are registered with the SEC as investment advisers under the Investment Advisers Act of 1940. The Fund pays advisory fees to EIMC and Integrity based on maximum annual rates of 0.40% of the average daily value of the aggregate net assets of the Common Stock, Money Market and Balanced Portfolios and 0.50% of the average daily value of the aggregate net assets of the Aggressive Stock Portfolio. However, we credit the values of our Basic and Expanded policies to offset completely the effect on such values of the portion of the Fund's advisory fees which exceeds a 0.25% annual rate.

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DEATH BENEFITS

The death benefit under a policy can go up or down depending on the investment experience of the Division or Divisions into which you choose to put your net premiums. The guaranteed minimum Death Benefit is the face amount of the policy regardless of the investment experience of the Divisions. In the first policy year, the death benefit equals the initial face amount. In each later policy year, the death benefit equals the guaranteed minimum death benefit, plus the sum (if positive) of the variable adjustment amounts in the Divisions in which you have cash value.

See THE VARIABLE ADJUSTMENT AMOUNT and THE GUARANTEED MINIMUM DEATH BENEFIT in
Part 2.

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CASH VALUE

Our policies are whole life policies and they can have a cash value. The cash value of a policy may increase or decrease daily to reflect the investment experience of the Divisions in which your policy participates. Unlike the death benefits, which have a guaranteed minimum, we do not guarantee a minimum amount of cash value. You will bear the entire market risk for cash value.

You can request that all or part of your cash value be transferred between the Divisions. See YOU CAN TRANSFER CASH VALUE BETWEEN DIVISIONS in Part 2.

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COMMISSIONS

The agent or broker who sells you one of our policies will receive a commission for the first policy year equivalent to a maximum of 50% of the first year premium that is payable. Commissions and fees the agent or broker will receive in later policy years are described under SALES AND OTHER AGREEMENTS in Part 2. The commissions and fees are paid by Equitable Variable and do not equal the charges for sales load discussed in this prospectus. See DEDUCTIONS FROM PREMIUMS in Part 2.

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CHARGES AGAINST PREMIUMS

Your net annual premium is put into our Separate Account each year. This is your total premium after deductions for any optional insurance benefits, the sales load, state premium taxes, annual administrative expenses and a risk charge for the guaranteed minimum death benefit. The charge for sales load is used to pay agent or broker commissions and other sales expenses for the policy. (You do not pay any sales charge for shares of the Fund purchased by the Separate Account.) In the first policy year we also deduct a fixed charge for expenses incurred in issuing the policy.

See DEDUCTIONS FROM PREMIUMS in Part 2.

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CHARGES AGAINST THE
SEPARATE ACCOUNT

The amount in the Divisions credited to your policy is decreased by the cost of your insurance protection. Also, the investment experience of the Separate Account reflects a daily charge we make at an effective annual rate of 0.50% of the value of the assets of the Separate Account for certain mortality and expense risks.

Any charges against the Divisions will have an impact on whether the Divisions earn more than the assumed rate of 4% and whether your policy's death benefit increases above the guaranteed minimum.

For more information on the cost of insurance, see HOW WE SUPPORT THE OPERATIONS OF A POLICY in Part 2.

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POLICY LOANS

As a policy owner, you may borrow up to 90% of your policy's cash value at 5% interest but borrowed amounts are transferred out of the Divisions and, therefore, are not affected by the investment experience. You may choose an adjustable loan interest rate, and if you do, we will credit the adjustable loan interest rate less 0.75% (and less any charge for taxes) on the borrowed amounts. For a loan at 5% interest, we will credit the assumed interest rate of 4% to the borrowed amounts.

See TAKING A POLICY LOAN in Part 2.

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PREMIUMS

The size of an annual premium depends on which policy you choose, the initial face amount (which must be at least $25,000) and the insured's risk class, age and sex. We guarantee that a premium will remain the same once it has been determined.

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CANCELLATION AND
EXCHANGE RIGHTS

You have a limited right to return your policy for cancellation and a full refund of premiums paid. Your request must be postmarked by the latest of

o  10 days after you receive your policy; or

o  10 days after we mail a written Notice of Withdrawal Right; or

o  45 days after Part 1 of the policy application was signed.

Also, within 18 months of a policy's issue date, it may be exchanged for a fixed whole life insurance policy on the life of the insured without submitting proof of insurability.

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INCOME TAXES

Any death benefit paid under our policies is fully excludable from the gross income of the beneficiary for Federal income tax purposes. This may differ for policies owned by pension or profit sharing plans.

We may, in the future, charge the Divisions for any portion of our income taxes attributable to the Separate Account.

See THE IMPACT OF TAXES in Part 2.

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MORE INFORMATION

For further information, including illustrations of how the investment experience of the Separate Account Divisions and the investment performance of the Fund could cause death benefits and cash values to vary, please see Part 2 of this prospectus and the Fund's current prospectus. Our financial statements are in Part 3 of this prospectus. The Fund's prospectus contains Condensed Financial Information for the Fund and its Statement of Additional Information contains its financial statements.

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CONDENSED
FINANCIAL
INFORMATION
SEPARATE ACCOUNT I

The tables below show the actual net returns of the Divisions of our Separate Account as if the Reorganization discussed under GENERAL INFORMATION -- ABOUT US -- REORGANIZATION had always been in effect. The tables show the actual net returns of the predecessor Separate Accounts I and II operating as management investment companies prior to the Reorganization. The same results would have been achieved if the continuing Separate Account had operated as a unit investment trust investing in The Hudson River Fund, Inc., for all the periods shown, the operations of the Fund having been as currently reported in the Fund's separate Prospectus and Statement of Additional Information. The net returns for each Division for the periods shown assume the Common Stock Division and the Money Market Division would have received initial policy premium allocations on January 13, 1976 and August 21, 1981, respectively, the dates on which our former Separate Accounts I and II first received premium allocations under variable life policies. The tables break the net return into its component parts.

When you examine the tables, remember that the percentages apply to a policy with its policy year starting on the first day of the periods shown and apply to a policy that would have been in force throughout the periods shown. Because they are determined each December 31, the percentages do not reflect the average net assets in the Divisions during those periods. The auditing firm of Deloitte Haskins & Sells, our independent auditors, has examined the tables (for its opinion, see the Separate Account financial statements in part 3 of this prospectus). To get a more complete picture of the Separate account and its Divisions you may want to refer to the financial statements and related notes in the Statement of Additional Information for The Hudson River Fund, Inc.

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COMMON STOCK DIVISION

                                                                                                                         January 13,
                                                          Year Ended December 31,                                            1976 to
                           ---------------------------------------------------------------------------------------      December 31,
                            1985      1984      1983      1982       1981      1980      1979      1978       1977        1976(a)(b)
                           ---------------------------------------------------------------------------------------------------------
NET RETURN:
Income                      2.95 %    3.22 %    2.65 %    4.64 %     4.02 %    4.35 %    3.91 %    4.06 %     3.49 %         2.63 %
Net realized and
  unrealized gain
  (loss) on
  investments              31.14 %   (4.68)%   24.06 %   13.58 %    (9.40)%   46.48 %   26.56 %    4.72 %   (12.26)%         7.00 %
                           -----     -----     -----     -----      -----     -----     -----      ----      -----           ----
Gross Return               34.09 %   (1.46)%   26.71 %   18.22 %    (5.38)%   50.83 %   30.47 %    8.78 %    (8.77)%         9.63 %
Expense charges            (1.00)%    (.74)%    (.94)%    (.95)%     (.70)%   (1.13)%    (.98)%    (.81)%     (.69)%         (.77)%
                           -----     -----     -----     -----      -----     -----     -----      ----      -----           ----
Net Return                 33.09 %   (2.20)%   25.77 %   17.27 %    (6.08)%   49.70 %   29.49 %    7.97 %    (9.46)%         8.86 %
                           =====     =====     =====     =====      =====     =====     =====      ====      =====           ====

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(a) Date as of which net premiums under the policies were first allocated to the predecessor of the Division.
(b) The gross return and the net return for the periods indicated are not annual rates of return, and they are not necessarily indicative of those returns which would have been realized for a full year.

The effective annual rate of return for the Common Stock Division from January 13, 1976 to December 31, 1985 was 14.09%. For the same period ended December 31, 1985, the average annual increase for the Standard and Poor's 500 Stock Index with dividends reinvested was 13.63%. (Standard and Poor's is an unmanaged index of groups of common stocks.)

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MONEY MARKET DIVISION

                                                                                                 August 21,
                                                  Year Ended December 31,                           1981 to
                                     -------------------------------------------------         December 31,
                                     1985           1984           1983           1982           1981(a)(b)
                                     ----------------------------------------------------------------------
NET RETURN:
Income                               9.36 %        11.00 %         9.56 %        13.53 %           5.46 %
Net realized and unrealized gain
  (loss) on investments              (.09)%          .42 %         (.06)%          .03 %            .06 %
                                     ----          -----           ----          -----             ----
Gross Return                         9.27 %        11.42 %         9.50 %        13.56 %           5.52 %
Expense charges                      (.81)%         (.84)%         (.83)%         (.84)%           (.35)%
                                     ----          -----           ----          -----             ----
Net Return                           8.46 %        10.58 %         8.67 %        12.72 %           5.17 %
                                     ====          =====           ====          =====             ====

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(a) Date as of which net premiums under the policies were first allocated to the predecessor of the Division.
(b) The gross return and the net return for the periods indicated are not annual rates of return, and they are not necessarily indicative of those returns which would have been realized for a full year.

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HYPOTHETICAL
ILLUSTRATIONS

The following illustrations are based on the assumption that the Separate Account and the Fund had been operating since January 1, 1976 in the same manner as they operate as a result of the implementation of the Reorganization described under GENERAL INFORMATION -- ABOUT US -- REORGANIZATION in Part 2. For illustrations based on various constant hypothetical annual investment returns, see ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES, AND ACCUMULATED PREMIUMS in
Part 2.

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ILLUSTRATIONS OF VARIATIONS
OF THE DEATH BENEFIT AND
THE CASH VALUE IN
RELATION TO ACTUAL
INVESTMENT EXPERIENCE OF
THE COMMON STOCK DIVISION

The following example shows how the net return of the Common Stock Division would have affected the death benefits and cash values of two policies dated January 1, 1976. Assume an annual premium of $500 and that the insured was a 25 year old male and a standard risk on January 1, 1976.

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                                                       BASIC POLICY                                       EXPANDED POLICY
                                              ($40,034 Face Amount)                         ($29,541 Initial Face Amount)
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                             Cash           Death        Guaranteed              Cash           Death          Guaranteed
Policy Anniversary In:      Value         Benefit           Minimum             Value         Benefit             Minimum
-------------------------------------------------------------------------------------------------------------------------
      1977*                $   96         $40,071           $40,034            $  174         $30,476             $30,427
      1978                    359          40,034            40,034               443          31,343              31,343
      1979                    744          40,034            40,034               848          32,288              32,288
      1980                  1,343          41,017            40,034             1,482          34,323              33,263
      1981                  2,636          44,863            40,034             2,865          39,448              34,238
      1982                  2,787          43,595            40,034             3,015          39,119              35,272
      1983                  3,578          44,949            40,034             3,850          41,633              36,335
      1984                  5,022          48,724            40,034             5,378          46,757              37,428
      1985                  5,195          47,338            40,034             5,547          46,403              38,551
      1986                  7,433          53,596            40,034             7,908          54,206              39,703
-------------------------------------------------------------------------------------------------------------------------

*Reflects net investment income credited at the assumed rate of 4% from January
 1, 1976 to January 12, 1976, and the actual rate of return for the Common Stock Division assuming the investment performance of the Fund's Common Stock Portfolio was the same as our pre-Reorganization Separate Account I starting January 13, 1976. Net annual premiums were first put into our pre-Reorganization Separate Account I on January 13, 1976.

Remember, this example of past investment performance is for a specific age, sex, risk class, premium amount and policy anniversary. Also, the policy series described in this prospectus was not available in 1976. The benefits illustrated under these policies are calculated on the policy anniversary and do not represent the average net investment performance of our pre-Reorganization Separate Account I during the policy year. Past investment performance should not be deemed a representation of future investment experience of the Division or investment performance of the Fund.

This example assumes that net annual premiums and related cash values are 100% in the Common Stock Division for the entire period.

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ILLUSTRATION OF VARIATIONS
OF THE DEATH BENEFIT AND
THE CASH VALUE IN
RELATION TO ACTUAL
INVESTMENT EXPERIENCE OF
THE MONEY MARKET DIVISION

The following example shows how the net return of the Money Market Division would have affected the death benefits and cash values of two policies dated January 1, 1982. Assume an annual premium of $500 and that the insured was a 25 year old male and a standard risk on January 1, 1982.

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                                                     BASIC POLICY                                         EXPANDED POLICY
                                            ($40,034 Face Amount)                           ($29,541 Initial Face Amount)
-------------------------------------------------------------------------------------------------------------------------
                           Cash           Death        Guaranteed                Cash           Death          Guaranteed
Policy Anniversary In:    Value         Benefit           Minimum               Value         Benefit             Minimum
-------------------------------------------------------------------------------------------------------------------------
      1983               $  102         $40,103           $40,034              $  182         $30,519             $30,427
      1984                  458          40,214            40,034                 558          31,563              31,343
      1985                  860          40,471            40,034                 982          32,793              32,288
      1986                1,277          40,721            40,034               1,419          34,041              33,263
-------------------------------------------------------------------------------------------------------------------------

This example reflects Money Market Division investment experience assuming the investment performance of the Fund's Money Market Portfolio was the same as our pre-Reorganization Separate Account II starting January 1, 1982. Net annual premiums under variable life policies were first put into our pre-Reorganization Separate Account II on August 21, 1981.

Remember, this example of past investment performance is for a specific age, sex, risk class, premium amount and policy anniversary. The benefits illustrated under the Basic and Expanded policies are calculated on the policy anniversary and do not represent the average net investment performance of our pre-Reorganization Separate Account II during the policy year. Past investment performance should not be deemed a representation of future investment experience of the Division or future investment performance of the Fund.

This example assumes that net annual premiums and related cash values are 100% in the Money Market Division for the entire period.

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PART 2 -- DETAILED INFORMATION

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GENERAL
INFORMATION
ABOUT US

We are Equitable Variable. We were organized in 1972 in New York State as a stock life insurance company and are authorized to sell life insurance and annuities there. We also are authorized to sell life insurance and annuities in other jurisdictions. In January of 1976 we began selling periodic premium variable life policies, and two years later, in January of 1978, we began selling fixed annuity contracts.

In 1983 we began selling a form of fixed life insurance policy, the Equitable Life Account. In 1983 we also began selling single premium variable life policies. In 1986 we began selling an individual flexible premium variable life policy designed to provide insurance coverage with flexibility in death benefits and premium payments. We also sell two types of term insurance policies, fixed single premium life insurance policies and universal life insurance policies. At the end of 1985 we had approximately $6.9 billion face amount of variable life insurance in force and $38 billion of fixed life insurance in force (and about $1.6 billion of fixed annuity payment obligations).

REORGANIZATION. Pursuant to a Plan of Reorganization (Reorganization) approved at a meeting of our policy owners held on February 14, 1985, effective as of March 22, 1985, we restructured our Separate Accounts I and II into one separate account in unit investment trust form. To accomplish this restructuring, we converted our then existing Separate Account I, a Common Stock Account and Separate Account II, a Money Market Account, into our continuing Separate Account I with two investment divisions: the Common Stock Division and the Money Market Division. On March 22, 1985, all of the assets and related liabilities of our former Separate Accounts I and II were transferred to the Common Stock and Money Market Portfolios of the Fund, respectively, in exchange for shares in the Portfolios, and we ceased to be an investment adviser of our continuing Separate Account. EIMC, which served with us as an investment adviser of our former Separate Accounts I and II, continues as an investment adviser to the Fund. At the Reorganization, Integrity began to serve, together with EIMC, as an investment adviser to the Fund. The Separate Account no longer requires an investment adviser. The Reorganization did not change the policy values of then outstanding policies or policies.

Policy owners who have our variable life policies on a single premium basis, as well as on a periodic premium basis, have monies placed in our Separate Account.

Our financial statement including those of our continuing Separate Account are in Part 3.

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EQUITABLE

Equitable is a New York mutual life insurance company that has its home office at 787 Seventh Avenue, New York, N.Y. 10019.

Equitable has been in business since 1859. Equitable's total assets make it the third largest life insurance company in the United States. At December 31, 1985 these assets were over $51 billion. Equitable is also one of the largest managers of retirement fund assets. At December 31, 1985, Equitable and its subsidiaries, such as Alliance Capital Management Corporation, were managing pension fund assets of over $54 billion and total assets of over $91 billion. At December 31, 1985, Equitable, together with EIMC, was responsible for stock portfolios of over $5 billion and debt portfolios of about $23 billion. These portfolios include amounts in our General Account, Equitable's General Account and separate accounts, and other accounts managed by Equitable and EIMC.

Between the time we were organized and the end of December 1985, Equitable invested over $334 million in us. This money has been used to help us meet operational costs and policy reserve requirements.

Equitable probably will invest more money in us in the future although it has no legal obligation to do so. Its assets do not back benefits that may be paid under the policy discussed in this prospectus.

In December, 1984, Equitable acquired Donaldson, Lufkin & Jenrette, Inc. (DLJ). A DLJ subsidiary, Donaldson, Lufkin & Jenrette Securities Corporation, is one of the nation's largest investment banking and securities firms. Another DLJ subsidiary, Autranet, Inc., is a securities broker that markets independently originated research to institutions. Through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, DLJ supplies correspondent services, including order execution, securities clearance and other centralized financial services, to approximately 300 independent regional securities firms and 100 banks.

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To the extent permitted by law, Equitable Variable and their separate accounts and affiliated companies, several of which are registered investment companies (including the Fund), may engage in securities and other transactions with the various entities mentioned in the preceding paragraph or may invest in shares of investment companies with which those entities have affiliations.

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REGULATION

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to insurance laws and regulations in ever jurisdiction where we sell our policies. We submit annual reports on our operations and finances to insurance officials in these jurisdictions. The officials are responsible for reviewing our reports to be sure we are financially sound and that we are complying with applicable laws and regulations.

Our Basic and Expanded variable life policies have been approved in 49 states and the Virgin Islands.

We are also subject to various Federal securities laws and regulations.

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THE FUND

The Hudson River Fund, Inc. currently issues four series of classes of shares, each of which represents an interest in one of the Fund's Portfolios. Shares of the Common Stock and Money Market Portfolios are purchased and redeemed by the corresponding Separate Account Division. The Fund sells and redeems its shares at net asset value. It does not impose a sales charge.

It is anticipated that, subject to obtaining additional necessary governmental exemptions and approvals, if any, the Fund may serve as an investment medium for, among others, variable annuity contracts issued by Equitable, variable life policies and variable annuity contracts issued by Integrity, new series of variable life policies issued by us, and variable life insurance policies and variable annuity contracts issued by insurers affiliated or unaffiliated with Equitable. Letters of intent have been signed with two such unaffiliated insurers and preliminary discussions are now going on with several additional unaffiliated insurers. We currently do not foresee any disadvantages to our policy owners arising out of this. However, the Fund's Board of Directors intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that the Fund's response to any of those events insufficiently protects our policy owners, we will see to it that appropriate action is taken to protect our policy owners. Also, if we ever believe that any of the Fund's Portfolios is so large as to materially impair the investment performance of a Portfolio or the Fund, we will examine other investment options.

The Fund's shares will be sold only to separate accounts of insurance companies. Since we are the only insurance company now investing in the Fund, we are currently in control of the Fund. We owned approximately $331 million worth of the Fund's shares as of December 31, 1985, and we will continue to control the Fund at least until other insurance companies, selling significant amounts of variable insurance products, have made substantial investments in Fund shares.

The Fund's address is 787 Seventh Avenue, New York, New York 10019. The custodian of the securities and other assets of the Fund is The Chase Manhattan Bank, N.A.

The Fund, its investment objectives and policies, its risks, expenses, organization and other aspects of its operations are described in more detail in its prospectus, which is attached to this prospectus, and in a Statement of Additional Information which may be obtained free of charge by written request to the Fund at 787 Seventh Avenue, New York, New York 10019. Please carefully read the Fund's prospectus.

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THE FUND'S INVESTMENT
ADVISERS

The Fund is advised by EIMC and Integrity. They are registered with the SEC as investment advisers under the Investment Advisers Act of 1940. EIMC's address is 1221 Avenue of the Americas, New York, New York 10020 and Integrity's address is 787 Seventh Avenue, New York, New York 10019.

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Services are provided pursuant to an investment advisory agreement among the Fund, EIMC and Integrity for a fee equivalent to maximum annual rates of 0.40% of the average daily value of the aggregate net assets of the Common Stock, Money Market and Balanced Portfolios (0.25% to EIMC and 0.15% to Integrity) and 0.50% of the average daily value of the Aggressive Stock Portfolio's aggregate net assets (0.35% to EIMC and 0.15% to Integrity). We make a daily credit to the values of our Basic and Expanded policies to offset completely the effect on such values of the portion of the Fund's investment advisory fee which exceeds a 0.25% annual rate and all other Fund expenses except (a) all brokers' commissions, transfer taxes and other fees and expenses for services relating to purchases and sales of Portfolio investments and (b) any Fund income tax liabilities.

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DEDUCTIONS FROM
PREMIUMS

The amount of premium put into the Separate Account's Divisions is based on what is called the basic annual premium. This is the total annual premium for a standard mortality risk policy minus a $30 annual administrative charge and minus the premiums for any optional insurance benefits you take. After we figure the basic annual premium, we deduct certain charges and put the rest (the net annual premium) into the Separate Account's Divisions.

A summary of charges against premiums follows. We guarantee that premiums will not increase.

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ANNUAL ADMINISTRATIVE
CHARGE

We charge $30 in each policy year for administrative expenses. These include:

o  premium billing and collection;
o  processing claims, paying cash values, and making policy changes;
o  record keeping;
o  communicating with policy owners; and
o  other expenses and overhead.

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ADDITIONAL FIRST YEAR
ADMINISTRATIVE CHARGE

In the first policy year we make a one-time administrative charge of $5 for each $1,000 of initial face amount of a policy. This charge is applied to the cost of:

o  processing applications;
o  conducting medical examinations;
o  establishing policy records; and
o  determining insurability and assigning the insured to a risk class.

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SALES LOAD

We make a charge that can be considered a "sales load". The amount of the sales load in a policy year is not necessarily related to our actual sales expenses for that year. We expect to recover our total sales expenses over the lifetimes of the insureds.

Our sales load charge will not be more than:

o  20% of the basic annual premium for the first policy year;
o  14.5% of the basic annual premium for the 2nd through 4th policy years; and
o  7.25% of the basic annual premium for all policy years after the 4th.

To the extent sales expenses are not covered by the sales load, we will cover them from funds other than premium deductions.

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RISK CHARGE

We charge 1.2% of the basic annual premium to provide for the possibility that an insured will die at a time when, based on the investment experience of the Separate Account, the death benefit that would ordinarily be paid is less than the guaranteed minimum death benefit of the policy.

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STATE PREMIUM TAX CHARGE

We deduct 2% of the basic annual premium to cover state premium taxes. These taxes vary from state to state and the 2% rate is an average.

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EXAMPLE OF DEDUCTIONS
FROM PREMIUMS

The following example (using the policies shown in the ILLUSTRATION OF DEATH BENEFITS, CASH VALUES, AND ACCUMULATED PREMIUMS) shows what amount of net annual premium would be put into the Separate Account at the start of each policy year. A policy's actual cash value is related to the policy's net annual premium. The differences between net annual premiums for males and females are due to two factors: the higher face amounts for females cause higher first year administrative charges and our pricing policies lead to other variations. These variations sometimes lead to lower sales loads.

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                                 Issue Age 10                 Issue Age 25                Issue Age 40
                                  $300 Annual                  $500 Annual               $1,000 Annual
Beginning of                      Premium for                  Premium for                 Premium for
Policy Year                     Standard Risk                Standard Risk               Standard Risk
------------------------------------------------------------------------------------------------------
                              MALE     FEMALE             MALE      FEMALE             MALE     FEMALE
Basic Policy
   (Initial Face Amount)  ($37,605)  ($42,654)        ($40,034)    ($45,898)       ($49,238)  ($57,396)
   1st                       57.91      60.57           160.94       131.73          498.78     458.02
   2nd through 4th          238.79     238.01           392.73       405.74          900.56     873.57
   5th through 40th         242.18     241.85           421.16       421.34          928.63     912.60
Expanded Policy
   (Initial Face Amount)  ($29,316)  ($33,708)         ($29,541)   ($34,382)       ($34,754)  ($40,756)
   1st                       60.98      45.51            213.58      189.44          571.36     541.65
   2nd through 4th          233.94     240.34            386.99      387.14          900.48     873.40
   5th and later            241.86     242.02            421.25      421.52          928.63     912.93
------------------------------------------------------------------------------------------------------

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OUR SEPARATE
ACCOUNT AND ITS
DIVISIONS

Our Separate Account is registered with the SEC as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policy or practices of the Separate Account. For state law purposes the Separate Account is treated as a part of us.

After making certain deductions from premiums, we put your net annual premiums in the Common Stock Division or the Money Market Division of our Separate Account. You decide whether your policy's net annual premium will be put entirely in one Division or whether you want a percentage in each Division. (Also, you have certain voting privileges with respect to the Fund shares held in the Divisions. See YOUR VOTING PRIVILEGES.) Each Division invests in shares of a corresponding investment Portfolio of the Fund. The Separate Account also invests income or capital gains dividends received from the Fund in shares of the Fund.

The Separate Account purchases and redeems shares of the Fund at their net asset value per share. The Separate Account's assets are allocated between the Divisions in accordance with the allocations of the net annual premiums invested in the Separate Account and the earnings on those assets. Also, liabilities of the Separate Account will be allocated to the Division to which they relate. Accrued liabilities that are not allocable to one Division will be allocated to both Divisions in proportion to their relative net assets. In the unlikely event that any Division incurred liabilities in excess of its assets, the other Division could be liable for such excess.

Each Portfolio has a different investment policy (see THE FUND). You should keep in mind that the investment experience of the Separate Account and the Divisions depends on the investment performance of the Fund and the corresponding Portfolios. Also, values of Basic and Expanded policies are increased to compensate policy owners for their share of Fund expenses in excess of the sum of (1) expenses for brokers' commissions, transfer taxes and other fees relating to purchases and sale of Portfolio investments, (2) fees for advisory services at an annual rate equivalent to 0.25% of the average daily value of the aggregate net assets of the Portfolios and (3) Fund income taxes, if any.

The Common Stock Division of our Separate Account superseded our pre-Reorganization Separate Account I, which was established on June 28, 1973. The Money Market Division of our Separate Account superseded our pre-Reorganization Separate Account II, which was

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established on December 12, 1980. Both pre-Reorganization Separate Accounts were established under the insurance law of New York State as separate investment accounts. Assets that were used to provide money to pay benefits under our variable life policies were allocated to the pre-Reorganization Separate Accounts from time to time. As a result of the Reorganization those assets, and additional assets to be received from premiums under in-force policies and future policies, will be allocated to the Separate Account Divisions from time to time and used to provide money to pay benefits under our variable life policies.

Any increase or decrease in a policy's death benefit or cash value will reflect the investment experience of the Division where you have cash value, which in turn will depend upon the investment performance of the corresponding Portfolio of the Fund. (It will not be affected by the experience of the other Division unless you have cash value in both Separate Account Divisions.)

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HOW WE SUPPORT THE
OPERATIONS OF A POLICY

We support the operations of a policy by putting the net annual premium (which is the annual premium less the charges described under DEDUCTIONS FROM PREMIUMS) into the appropriate Separate Account Division or Divisions as the policy owner chooses. We do this when the policy is issued and, after that, at the beginning of each policy year during the premium payment period. Even though the gross premium will be higher for an insured who is a high risk than the gross premium for an insured who is a standard risk, any cash value that may build up on a policy covering a high risk insured will be the same as the cash value that would build up on a policy covering a standard risk insured of the same age and sex, for the same amount and plan of insurance, and having the same date of issue and allocation to the Divisions. This is also true for an insured who is a non-smoker, even though the gross premium for a non-smoker insured will be lower than for an insured who is a standard risk.

The policy is designed so that the net annual premium put in the Divisions does not vary with the risk class of the insured. Therefore, we charge a higher gross premium for an insured who is a high risk to cover the extra risk of mortality. We charge a lower gross premium for certain non-smokers because of the expected lower mortality.

The amount at risk on policy anniversaries is the death benefit payable less the amounts in the Divisions in which a policy participates (adjusted for any loans). Once the net annual premium is placed into the Divisions, we charge for the cost of insurance based on the attained age for the amount at risk without regard to differences in risk class. The cost of insurance is based on the 1958 Commissioners' Standard Ordinary Mortality Table, and generally increases with attained age. The cost of insurance differs in each year because, based on this mortality table, the probability of death generally increases with attained age and the amount at risk is different year by year. The dollar amount of the cost of insurance also depends on investment experience of the Divisions in which a policy participates.

Your net annual premium will be put into the Divisions only once each year, regardless of whether you pay your premium monthly, quarterly, semiannually, or annually.

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SEPARATE ACCOUNT ASSETS
ARE OUR PROPERTY

The assets of the Separate Account are our property. However, New York Insurance Law provides that the portion of Separate Account's assets that relates to variable life policies may not be used to satisfy any obligations that may arise out of any other business we conduct, although under certain circumstances one Division could perhaps be liable for claims arising out of the other Division's operations.

We permit money from charges owed to us to stay in the Divisions and accumulate. These accumulated amounts are in excess of each Division's net assets attributed to variable life policies. These amounts belong to us.

There probably will be more assets in the Separate Account than those that apply to our variable life policies. We expect to transfer part or all of the excess to our General Account. These transfers will be in cash, but before we make them we will consider whether the transfer could have any adverse effect on our Separate Account. In 1985 we made no such transfer to our General Account.

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CHARGES AGAINST
THE SEPARATE
ACCOUNT

The amount in the Separate Account Divisions in which your policy participates is further decreased (after the following charges) by the cost of your insurance protection. See HOW WE SUPPORT THE OPERATIONS OF A POLICY.

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CHARGES FOR MORTALITY AND
EXPENSE RISKS

We charge the Separate Account for the mortality and expense risk we assume. The charge is made daily at an effective annual rate of 0.50% of the value of each Division's assets that are attributable to variable life policies.

The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. If this occurs, we have to pay a greater amount of death benefits than we expected in relation to the premiums we received.

The expense risk we assume is that our costs of issuing and administering policies may be more than we estimated.

The money we collect from this charge may exceed the amount needed to cover benefits and expenses and would be our gain.

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OTHER CHARGES

The Separate Account purchases shares of the Fund at their net asset value. The net asset value of those shares reflects management fees and other expenses already deducted from the assets of the Fund that are briefly described under THE FUND. More detailed information about the Fund is in its prospectus and in its Statement of Additional Information.

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YOUR VOTING
PRIVILEGES
GENERAL

As we have already said, all assets held in the Divisions are invested in shares of the corresponding Portfolios of the Fund. We are the legal owners of those shares and as such have the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholder's meeting. Among other things, we may vote on:

o  the election of the Fund's Board of Directors;

o  the ratification of the selection of the Fund's independent auditors; and

o matters spelled out in the Fund's prospectus or Statement of Additional Information that require a shareholder vote.

However, in accordance with our view of current Federal securities law requirements, we will offer you the opportunity to instruct us as to how Fund shares allocable to your policy and held by us in the Separate Account will be voted on these matters. We will vote the shares of the Fund at regular and special meetings of shareholders of the Fund in accordance with your instructions. Thus, you will have the right to have a voice in the affairs of the Fund. Fund shares held in each Division of the Separate Account which are not allocable to policies or for which no timely instructions from policy owners are received will be voted by us in the same proportion as shares in that Division for which instructions are received.

Each policy having a voting interest will be sent proxy material and a form for giving voting instructions. If required by state insurance officials, we may disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Fund's Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Fund's Portfolios. In addition, we may disregard voting instructions in favor of changes initiated by a policy owner or the Fund's Board of Directors in the investment policy or the investment adviser of a Portfolio, provided that our disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law, the proposed advisory fee would be higher than we are permitted to pay by the terms of our variable life policies, or the charge would lead to an adverse effect on our general account because it would result in unsound or overly speculative investments. We will advise policy owners if we do disregard voting instructions, and give our reasons for such actions in the next semiannual report we send to policy owners.

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All Fund shares of whatever class are entitled to one vote, and the votes of all classes are cast on an aggregate basis, except on matters where the interests of the Portfolios differ. In such case, the voting is on a Portfolio-by-Portfolio basis. Approval or disapproval by the shareholders in one Portfolio on such a matter would not generally be a prerequisite of approval or disapproval by shareholders in another Portfolio; and shareholders in a Portfolio not affected by a matter generally would not be entitled to vote on that matter. Examples of matters which would require a Portfolio-by-Portfolio vote are changes in the fundamental investment policy or restrictions of a particular Portfolio and approval of the investment advisory agreement.

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VOTING INSTRUCTIONS OF
OTHER SEPARATE ACCOUNT
PARTICIPANTS

Net premiums for our individual flexible premium variable life policy are invested in our Separate Account FP, which, in turn, invests in the Fund. In addition, we anticipate that Fund shares will be held by other separate accounts established by us or other insurance companies affiliated or unaffiliated with us. We expect that those shares will be voted through those separate accounts in accordance with instructions of their participants. This will dilute the effect of voting instructions of policy owners whose net premiums are invested in the Separate Account.

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DETERMINING THE FUND
PORTFOLIO FOR WHICH YOU
CAN GIVE VOTING
INSTRUCTIONS

If all your cash value is in one Division, you can participate in the voting only for the shares in the Fund Portfolio that corresponds to that Division. If your cash value is divided between the Divisions, you are entitled to participate in the voting of the shares of the Fund that correspond to each of the Fund Portfolios.

The number of Fund shares held in each Division attributable to your policy for purposes of your voting privilege will be determined by dividing your policy's cash value (less any policy indebtedness) allocable to that Division by the net asset value of one share of the corresponding Fund Portfolio as of the record date for the Fund's shareholder meeting. The record date for this purpose will not be more than 90 days before the meeting of the Fund. Fractional shares are counted.

EXAMPLE: Your policy has a cash value of $3,000, 50% of which is attributable to the Common Stock Division and 50% of which is attributable to the Money Market Division. Assuming the net asset value of one share in each Fund Portfolio is $100, you would have the privilege of voting 30 shares. You will have the privilege of instructing us regarding 15 votes in each Division.

EXAMPLE (ASSUMING AN OUTSTANDING LOAN): Your policy has a cash value of $3,000, which entitles you to 30 votes. If you have a $1,000 loan (including interest) equally allocated between each Division, you would be entitled to 10 votes in each Division, or an aggregate 10 fewer votes.

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LAW CHANGES MAY AFFECT
YOUR VOTING PRIVILEGES

Our Separate Account is required by Federal securities laws or regulations as currently interpreted to have policy owners instruct us as to the Fund's voting rights. However, if amendments to or interpretations of those laws or regulations change what must be voted on or restrict the matters for which policy owners are given the opportunity to provide voting instructions, we will in turn change what is submitted to policy owners.

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OUR RIGHTS

We reserve the right to take certain actions in connection with our operations and the operations of the Separate Account. We will always attempt to comply with applicable laws before we take any of these actions. If necessary, we will seek approval by policy owners.

Specifically, we reserve the right to:

o  add Divisions to or remove Divisions from the Separate Account;

o  combine any two or more Divisions within the Separate Account;

o transfer assets of the two types of variable life policies offered by this prospectus, as well as the assets of our other variable life policies, from one Division to another (if we do, we will withdraw proportional amounts of each investment to the Division, but we will also make whatever adjustments are needed to avoid odd lots and fractions);

o operate the Separate Account as a management investment company under the 1940 Act, or in any other form the law allows (if we do, we may invest the assets in any legal investments and we or one of our affiliates, such as EIMC, will serve as investment adviser);

o  end the registration of the Separate Account under the 1940 Act; or

o operate the Separate Account under the general supervision of a committee made up of individuals all of whom may be, under the 1940 Act, interested persons of us or of Equitable or discharge such Committee.

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SUBSTITUTION OF
FUND SHARES

Although we believe it to be highly unlikely, it is possible that, in our judgment, one or more of the Portfolios of the Fund may become unsuitable for investment by the Separate Account because, for example, of a change in the investment policy, or a change in the tax laws, or because the shares are no longer available for investment. For those or other reasons, we may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before we can do this, we would obtain the approval of the SEC, and possibly one or more state insurance departments, to the extent legally required.

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DEATH BENEFITS
UNDER OUR POLICIES

The death benefit is the amount payable to the named beneficiary when the insured dies. All or part of the benefit can be paid in cash or applied under one or more of our payment options described under PAYMENT OPTIONS.

The death benefit will at least equal the guaranteed minimum of insurance for the policy year in which the insured dies. Whether the death benefit is higher than the guaranteed minimum depends on the investment experience of the Divisions in which you have cash value. See ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES, AND ACCUMULATED PREMIUMS.

The death benefit is the guaranteed minimum death benefit, plus the sum (if positive) of the variable adjustment amounts (determined annually) in the Divisions in which you have cash value.

The amount of death benefit actually paid to the insured's beneficiary will be adjusted as of the date of the insured's death to reflect:

o  any policy loans together with accrued interest;

o  part of any unpaid premium due if the insured dies during the grace period;

o any premium paid for a period beyond the policy month in which the insured dies;

o  any insurance added to the policy by a rider;

o the insured's suicide within 2 years after the policy's date of issue. See LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY; and

o any material misstatement in the application for insurance, including a misstatement of the insured's age or sex. See LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY.

Interest will be paid from the date of death to the date the death benefit is paid at least at the annual rate that we are paying under the deposit option described in PAYMENT OPTIONS.

If you sign an application and send us money, and if the person proposed to be insured dies between the application date and the date we act on the application, we have a special rule. Should we decide the proposed insured was insurable and accept the application, we will pay the initial face amount to the proposed beneficiary.

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THE GUARANTEED MINIMUM
DEATH BENEFIT

The guaranteed minimum death benefit equals a policy's face amount for the policy year in which the insured dies, regardless of the investment experience of the Divisions in which a policy participates.

BASIC POLICY. The guaranteed minimum death benefit of a Basic Policy is equal to its face amount and remains level as long as the policy is in force.

EXPANDED POLICY. The guaranteed minimum death benefit of an Expanded Policy is equal to its face amount for the policy year in which the insured dies. The policy's face amount in the first policy year is its initial face amount.

On each policy anniversary the face amount will increase by 3% over the prior year's face amount until the 14th policy anniversary, when the face amount is set at 150% of the initial face amount. Thereafter, the face amount always remains at that level.

In the table below, we show the face amount for each $1,000 of initial face amount in an Expanded Policy.

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  On Policy           Face Amount            On Policy               Face Amount
Anniversary          Increases To          Anniversary              Increases To
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          1                $1,030                    8                    $1,267
          2                 1,061                    9                     1,305
          3                 1,093                   10                     1,344
          4                 1,126                   11                     1,384
          5                 1,159                   12                     1,426
          6                 1,194                   13                     1,469
          7                 1,230                   14  and beyond         1,500
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THE VARIABLE ADJUSTMENT
AMOUNT

The variable adjustment amount for each Division is the amount of the death benefit that results from all past investment experience of that Division. In the first policy year, the variable adjustment amount in each Division is zero. After that, the variable adjustment amount is the amount of insurance purchased by the difference between the actual rate of return and 4%. Therefore, a Division's variable adjustment amount will not change in any year that the Division's gross return minus the charges to that Division results in a net return of 4%. If the net return is more than 4%, the variable adjustment amount will increase. The variable adjustment amount will increase because additional amounts of paid-up life insurance are purchased. If the net return is less than 4%, it will decrease. The variable adjustment amount will decrease because these additional amounts of paid-up life insurance are lost. The rates at which these additional amounts of paid-up life insurance are purchased or lost are based on sex and attained age and are guaranteed.

The percentage change in the death benefit for any year is not the same as the net return for the preceding year and it is not necessarily related to current or future rates of inflation.

The death benefit is equal to the guaranteed minimum death benefit plus the sum (if positive) of the variable adjustment amounts for both Divisions. However, even if the sum of the variable adjustment amounts is negative, the death benefit in the year the insured dies will never be less than the guaranteed minimum.

In any year that the sum of the variable adjustment amounts increases (and is positive), the death benefit will increase. If the sum of the variable adjustment amounts is negative, investment experience can not increase the death benefit above the guaranteed minimum until it has increased the variable adjustment amount of at least one Division so that the sum is positive. In any year that the sum of the variable adjustment amounts for the Divisions decreases, the death benefit may decrease, unless it is already at the guaranteed minimum.

The variable adjustment amount for each Division is set on each policy anniversary. Once set, it remains the same for the following policy year. If it is set above the guaranteed minimum, we will be responsible for keeping it at that level until the next policy anniversary. You will bear the risk that it could drop on the next policy anniversary (but not below the guaranteed minimum).

There is no guarantee that a Division's investment experience, which will reflect the investment performance of the corresponding Portfolio of the Fund, will be sufficient to result in an increase in death benefits. However, the historical pattern of stock market investment performance has been one of long-range growth, and money market investments in recent years have returned over 4%.

THE VARIABLE ADJUSTMENT IS CUMULATIVE. Increases and decreases in the variable adjustment amount are carried into each succeeding year. The variable adjustment amount for a Division can be positive or negative. If it is positive, good investment experience will produce a larger variable adjustment amount. If it is negative, good investment experience must first offset the current negative variable adjustment amount before there can be a positive amount.

For a given net return, the greater the cash value in a Division, the greater the effect of investment experience will be on the variable adjustment amount. Therefore, in later policy years, when your total cash value is likely to be greater, investment experience may have a greater effect on the death benefit.

EXAMPLE: You were a 25 year old male when your policy was issued, and you have a Basic Policy. Assume a hypothetical gross annual investment return of 0% for the first 9 policy years. This results in a negative variable adjustment amount. A net return of approximately 26.6% in the 10th policy year would offset the cumulative negative variable adjustment

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amount so that it would equal zero. Any net return above that would produce a positive variable adjustment amount. On the other hand, the negative variable adjustment amount may be offset over a number of years. Thus, if the gross return in the 10th policy year was 8% (net return of 7.19%), a net return of 7.19% in each of the 5 following policy years would be required to produce a positive variable adjustment amount by the 16th policy year.

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NET RETURN

The death benefit based on a Division's net return is set on each policy anniversary. The net return depends on a Division's investment experience from the first day of that policy year to the first day of the next policy year. It takes into account investment income, capital gains and capital losses (whether realized or unrealized) with respect to Fund shares owned by the Division and gains resulting from the reimbursement by us to the Division of amounts corresponding to certain Fund expenses. The charges against the Division are then deducted to determine the net return. the net return on a date during a policy year depends on the investment experience of the Division from the first day of that policy year to that date and can affect cash values but not death benefits.

The net return of each Division is determined at the close of business on each day in which the degree of trading in the corresponding Portfolio of the Fund might materially affect the net return of the Division. We call this a "business day". Normally this would be each day that the New York Stock Exchange is open. However, because we are closed on Martin Luther King Day and the Friday after Thanksgiving Day, no determinations will be made on those days.

The assets of each Division are valued by multiplying the number of Fund shares in each Division by the net asset value of such shares and is adjusted by the charge for mortality and expense risks. See the financial statements for the Separate Account in this prospectus.

The net return for a policy year is not the same as for a calendar year unless the policy anniversary is January 1.

A statement of the method we use to calculate net return is an exhibit to the Registration Statement we filed with the SEC. It will be furnished on request.

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HOW THE DEATH BENEFIT
VARIES FROM THE
GUARANTEED MINIMUM

The following example shows how the death benefit varies from the guaranteed minimum as a result of investment experience. Assume that the insured was a 25 year old male when the policy was issued, and the hypothetical gross annual return is 8% for each Division or their combination (which is equal to a net return of 7.19%). Use the amounts from the ILLUSTRATION OF DEATH BENEFITS, CASH VALUES, AND ACCUMULATED PREMIUMS.

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                                          Variable
                        Guaranteed      Adjustment        Death
                           Minimum  +       Amount  =   Benefit
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BASIC POLICY
End of policy year 5       $40,034            $621      $40,655
Increase                        --             280          280  (0.7% increase)
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End of policy year 6       $40,034            $901      $40,935
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EXPANDED POLICY
End of policy year 5       $34,238            $688      $34,926
Increase                     1,033             302        1,335  (3.8% increase)
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End of policy year 6       $35,271            $990      $36,261
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If the gross annual return was 0% (equal to a net return of -.75%), the death benefit at the end of policy year 6 would have been:

o $40,238 (a 1.0% decrease) for the Basic Policy. This reflects a decrease in the variable adjustment amount of $417.

o $35,511 (a 1.7% increase) for the Expanded Policy. This reflects a decrease in the variable adjustment amount of $449.

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CASH VALUE AND
LOAN PRIVILEGES
UNDER OUR POLICIES
HOW WE DETERMINE CASH
VALUE

The cash value is the sum, on any date, of the cash values in each Division of the Separate Account in which your policy participates. If no premium is due and unpaid, the cash value of the Division equals the tabular cash value at the end of each year as stated in the policy multiplied by the annual premium allocation percentage selected by the policy owner for that Division in effect on the last anniversary, increased or decreased by the aggregate net single premium specified in the policy for the variable adjustment amount for that Division.

The tabular cash value is what the cash value for the policy would be if all the Divisions in which you had funds had a constant net investment return of 4% a year. The premium allocation percentage is the percentage of your current net annual premium allocated to each of the Divisions. The net single premium is the one-time cost at your attained age to purchase one dollar of death benefit, as specified in your policy.

Adjustments during a year reflect a Division's investment experience, the cost of insurance, premium payments, any indebtedness and any cash value transfers. The cash values for substandard risk policies and non-smoker policies are the same as for comparable standard risk policies. See THE VARIABLE ADJUSTMENT AMOUNT and NET RETURN.

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THERE IS NO GUARANTEED
MINIMUM CASH VALUE

Daily increases or decreases in cash value depend on the investment experience of the Divisions. It is unlikely that there will be a cash value during the early part of the first policy year because of the first year administrative charges. There is no guaranteed minimum cash value.

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RETURNING THE POLICY FOR
CASH

During the insured's lifetime, and subject to our rules, your policy can be returned for payment of the cash value net of any indebtedness. The amount payable will be based on the net cash value next computed after we receive your signed request for payment of the cash value at your Regional Service Center, accompanied by your policy. The insurance coverage will end on the date you send us the policy and your request.

SPLITTING THE POLICY. You can request to split your policy into two policies. In addition, you may return one for cash. Any policy that continues will be based on the new initial face amount. The premium for the policy that continues will be based on the new initial face amount but the same age, sex and risk class as the original policy.

If you split a Basic Policy, the policy we continue must have a face amount of at least $25,000.

If you split an Expanded Policy, the policy we continue must have a face amount that at least equals what an Expanded Policy with an initial face amount of $25,000 with its automatic 3% a year increases would have reached in the policy year during which you split your policy.

These are our current procedures, which may change.

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INCOME TAX WITHHOLDING

Federal tax law requires us to withhold income tax from any portion of your surrender proceeds that is subject to tax, unless you request us not to withhold.

If you surrender your policy and do not advise us in writing that you do not want us to withhold Federal income tax before the date payment must be made, we are required by law to withhold tax from the surrender payment.

If you elect not to have tax withheld from the surrender payment, or if the amount of Federal income tax withheld is insufficient, you may be responsible for payment of estimated tax. You may incur penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient. You may wish to consult your tax adviser.

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YOU CAN TRANSFER CASH
VALUE BETWEEN DIVISIONS

You can request to transfer part or all of your cash value between the Divisions. You may do this up to twice in a policy year. A transfer will go into effect on the day we receive your signed request at your regional Life Insurance Center. Your request should show the policy number an amount (either in dollars or as a percentage) you want to transfer. When cash value is transferred a portion of the net annual premium is transferred as well. We reallocate loans if you transfer cash value.

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WHEN A DIVISION
BECOMES INACTIVE

If you have a policy loan allocated to a Division and your cash value plus remaining net annual premium less your loan (including accrued loan interest) in that Division reaches zero, that Division will become inactive for your policy. We will reallocate the loan to the other Division. A Division will also become inactive for your policy if you transfer its entire cash value to the other Division.

We will notify you when a Division becomes inactive.

If a Division becomes inactive, the future variable adjustment amount, cash value and net return will be affected. We will assume that you do not want to put any part of future net annual premiums into the inactive Division. You can request us to put any part of a future net annual premium into the inactive Division effective on the next policy anniversary after your request is received. You may also transfer cash value into an inactive Division from the other Division. See YOU CAN TRANSFER CASH VALUE BETWEEN DIVISIONS.

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TAKING A POLICY LOAN

For policy loans, we offer both a fixed and an adjustable interest rate provision. This section will first discuss loans with fixed interest rates and will then discuss the special features of the adjustable loan interest rate, if it is elected.

Borrowing money against your policy will have a permanent effect on your policy's cash value and the amount by which the death benefit may increase above the guaranteed minimum. The effect remains even though the loan is repaid in whole or in part.

You may borrow up to 90% of your policy's cash value using the policy as security. Unless it is being used to pay premiums, we will not grant a loan that is not at least $100 more than any outstanding loan with accrued interest. The amount of your premium will not be affected by the fact you have a loan or by how you repay the loan. If a loan is made after the due date of a premium, that premium will be subtracted from the loan proceeds. If you request a loan in order to pay a premium, we will charge loan interest from the date we make the loan even if it is before the premium due date.

Whenever the loan with accrued interest from one Division equals or exceeds the cash value in that Division, that Division will become inactive for your policy. We will transfer the total cash value and loan allocation to the other Division. See WHEN A DIVISION BECOMES INACTIVE.

IF LOANS EXCEED THE CASH VALUE OF YOUR POLICY. Whenever the loan with accrued interest exceeds the total cash value of your policy, we will send a notice to you and to anyone to whom you told us you assigned the policy. The policy will end 31 days after we send the notice unless you make a repayment during the 31 day period that is large enough to reduce your outstanding loan with accrued interest to below the total cash value of your policy. See OPTIONS ON LAPSE.

If you borrow the maximum of 90% of your policy's cash value, you increase your risk of having your policy end. This might happen if the combination of policy loan interest (as it builds up), the cost of insurance, asset charges against the Separate Account and investment experience in the Divisions where you have cash value uses up the remaining 10%.

INTEREST. Except as discussed under ADJUSTABLE LOAN INTEREST RATE, interest on loans is 5% a year. Interest is charged daily and is payable by the policy owner on each anniversary. However, if it is not paid, it will be compounded on the policy anniversary because it will be added to the loan principal. This unpaid interest is transferred out of each Division where you have your loan into our general account. You should rely on your tax adviser as to whether this interest is deductible.

REPAYMENT. You can repay all or part of any outstanding loan with accrued interest at any time while the policy is in effect and the insured is alive. You repayment, whether full or partial, will be reallocated to the Divisions in proportion to the loan allocation to each Division at the time of repayment.

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The amount of any outstanding loan with accrued interest will be deducted from the death benefit or cash value proceeds.

WHICH DIVISION WE CHARGE LOANS AGAINST. We allocate a loan based on the net cash value in each Division on the date the loan is made. We reallocate loans if you transfer cash value.

THE PERMANENT EFFECT OF A FIXED INTEREST RATE LOAN. When you take out a loan, we transfer part of the cash value equal to the amount of the loan from the Divisions to our general account. In addition, unpaid interest on the policy loan will be transferred to our general account from time to time. The amount taken out of the Divisions will not be affected by the Divisions' investment experience while the loan is outstanding. Since the amount is not in the Divisions, it cannot contribute to any possible increase in your policy's death benefit or cash value.

We will credit your policy with a 4% annual return on any amount transferred to our general account as a result of your policy loan. This can protect cash value from decreasing if investment experience is below 4%. It will also prevent cash value from increasing if investment experience is above 4%.

EXAMPLE: You were a 25 year old male when your policy was issued, and you have a Basic Policy with standard rates. Use the illustration on page 25, and assume an 8% hypothetical gross annual investment return for each Division of their combination (which is a net return of 7.19%). If you take a loan for $3,000 at the end of the 9th policy year, it will affect the death benefit and cash value (before subtracting the amount of the loan with loan interest) in the 10th policy year as follows:

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                             Without Loan                     With Loan
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Death Benefit                     $42,603                       $42,250
Cash Value                          4,456                         4,360
--------------------------------------------------------------------------------

The difference results from the transfer of the portion of the cash value equal to the loan from the Division to the general account. The return on the amount transferred is reduced to 4% a year, rather than the Division's net return of 7.19%.

See DEATH BENEFITS UNDER OUR POLICIES for adjustments that are made as of the date of the insured's death.

ADJUSTABLE LOAN INTEREST RATE. As an alternative to the fixed loan interest rate of 5%, you may elect (in writing) the Adjustable Loan Interest Rate. Under this alternative, a rate will be determined as of the beginning of each policy year and it will apply to any new or outstanding loan under your policy during that policy year. The annual interest rate for a policy year will be the greater of 5% or the Monthly Average Corporates yield shown in Moody's Corporate Bond Yield Averages published by Moody's Investors Service, Inc., for the month ending two months before the beginning of the policy year.

However, if you have elected an Adjustable Loan Interest Rate, it will be the same for a policy year after the first as it was for the immediately preceding policy year if the formula above would produce a change of less than 1/2 of 1% from the rate applicable to your policy for the preceding year.

NOTIFICATION OF ADJUSTABLE LOAN INTEREST RATE. We will notify you of the initial interest rate at the time a loan is made under the Adjustable Loan Interest Rate election. Initial loan interest rates are also available on request. We will also notify you in advance of each policy anniversary of the interest rate for the following policy year.

CANCELLATION OF ADJUSTABLE LOAN INTEREST RATE ELECTION. You may cancel your election of the Adjustable Loan Interest Rate in writing at any time, but the request will not take effect until the next policy anniversary. When the cancellation takes effect, the loan rate will revert to the fixed rate of 5%. Election or re-election of the Adjustable Loan Interest Rate may be made in writing at any time but will not take effect until the next policy anniversary even if no loan is outstanding.

--------------------------------------------------------------------------------

STATE VARIATIONS. Not all states have laws permitting adjustable policy loan interest rates. Some states permit adjustable rates but set maximums. Some states do not permit cancellation of an adjustable loan interest rate provision, and there are other variations from state to state. For details about the policy loan interest rate laws in your state, contact your agent or your regional Life Insurance Center.

AMOUNTS CREDITED ON BORROWED FUNDS. When you take out a loan, we transfer part of the cash value equal to the amount of the loan from the Divisions in which your policy participates to our general account. In addition, unpaid interest on the policy loan will be transferred to our general account from time to time. The amount taken out of the Divisions will not be affected by the investment experience of the Divisions while the loan is outstanding. Since the amounts is not in the Divisions, it contributes to possible increases in your policy's death benefit or cash value only if you have elected the Adjustable Loan Interest Rate.

If you have chosen an Adjustable Loan Interest Rate, we will credit your policy with a rate of return which is 0.75% below the interest rate that is charged as a result of your policy loan, minus any charges for taxes or amounts set aside as a provision for taxes. We are not making charges for taxes or provisions for taxes now but we may make such charges in the future. See OUR INCOME TAXES. For example, if the Adjustable Loan Interest Rate were 10%, the credit rate would be 9.25%. If the Adjustable Loan Interest Rate were below 5%, the actual interest rate would be 5% and the credit rate would be 4.25%. Any amounts credited over 4% will increase your policy's death benefit and cash value. If you elect the Adjustable Loan Interest Rate, you will bear the additional investment risk connected with changes in the annual credit rate because they affect the death benefit and cash value under your policy.

THE PERMANENT EFFECT OF AN ADJUSTABLE INTEREST RATE LOAN. If the current policy year's Adjustable Loan Interest Rate less 0.75% (and less any charge for taxes or provision for taxes) is greater than the net return for that year of the Divisions in which you have funds, then the death benefit and cash value for that year will be greater than if no loan were made. The reverse would also be true.

EXAMPLE: You were a 25 year old male when your policy was issued, and you have a Basic Policy with standard rates. Use the illustration on page 25, and assume an 8% hypothetical gross annual investment return for each Division of their combination (which is a net return of 7.19%). If you take a loan for $3,000 at the beginning of the 10th policy year and you have elected the Adjustable Loan Interest Rate with an assumed hypothetical loan interest rate of 12.88% (the actual rate for February, 1985) in the 10th policy year, it will affect the death benefit and cash value (before subtracting the amount of the loan with loan interest) in the 10th policy year as follows:

--------------------------------------------------------------------------------
                                  Without Loan                         With Loan
--------------------------------------------------------------------------------
Death Benefit                          $42,603                           $43,150
Cash Value                               4,456                             4,604
--------------------------------------------------------------------------------

See the example under THE PERMANENT EFFECT OF A FIXED INTEREST RATE LOAN for a loan with the fixed interest rate of 5%.

WHENEVER THIS PROSPECTUS DISCUSSES INCREASES AND DECREASES IN THE DEATH BENEFIT AND CASH VALUES UNDER OUR VARIABLE LIFE POLICIES, YOU SHOULD CONSIDER THE IMPACT OF HAVING ELECTED AN ADJUSTABLE LOAN INTEREST RATE.

--------------------------------------------------------------------------------
ILLUSTRATIONS OF
DEATH BENEFITS,
CASH VALUES, AND
ACCUMULATED
PREMIUMS

To help you get a picture of how the key financial elements of our policies work, we have prepared a series of tables.

The tables show how death benefits and cash value of policies with annual premiums of $300, $500, and $1,000 could vary over an extended period of time if the Divisions had CONSTANT hypothetical gross annual investment returns of 0%, 4%, 8% and 12% over the years covered by each table. The death benefits and cash values would differ from those shown in the tables if the annual investment returns did not remain absolutely constant. Thus, the figures would be different if the return AVERAGED 0%, 4%, 8% and 12% over a period of years but went above or below those figures in individual policy years. The death benefits and cash values would also differ, depending on the investment allocations made to the Divisions, if the actual rates of investment return averaged 0%, 4%, 8% and 12%, but went above or below those figures for individual Divisions. The tables are for standard risk policies.

The cash values in the tables are related to the annual premiums shown on page
38. The amounts of death benefits and cash values shown in the tables for the end of each policy year take into account a daily charge against each Division that is equivalent to an annual charge of 0.75% at the beginning of each year. This charge is the 0.50% charge against the Separate Account for mortality and expense risks and the effect on each Division's investment experience of the charge to the Fund assets for investment advisory services (equivalent to an annual rate of 0.25% of the aggregate average daily net assets of the Portfolios). The effect of these adjustments is that on a 0% actual rate of return the net rate of return would be -0.75%, on 4% it would be 3.22%, on 8% it would be 7.19% and on 12% it would be 11.16%.

The hypothetical returns shown in the tables do not reflect any charges for Fund expenses in addition to an investment advisory fee charge of 0.25%, because the Divisions in general will be reimbursed for their share of such expenses, as previously discussed under THE SEPARATE ACCOUNT, ITS INVESTMENTS AND ITS INVESTMENT EXPERIENCE and THE FUND.

The tables reflect the fact that we do not currently charge the Divisions for Federal income tax. However, if we do make such a charge in the future, it would take a higher rate of return to produce after-tax returns of 0%, 4%, 8% and 12% than it does now.

The second and third columns of each table show what would happen if an amount equal to the total annual premiums for the premium payment period were invested to earn interest, after taxes, of 4% or 5% compounded annually. These tables show that if a policy is returned in its early years for payment of its cash value, the cash value will be low in comparison to premiums accumulated with interest. This means that the cost of carrying insurance for a relatively short time will be high.

The Basic Policy has a level guaranteed minimum death benefit. The Expanded Policy has a guaranteed death benefit which increases by 3% per year regardless of investment experience until it reaches 150% of the original face amount in the fifteenth year.

If you request, we will furnish you with a comparable illustration based on the proposed insured's sex and age and an initial face amount or premium amount of your choice. A specific illustration will assume that the insured is a standard risk and that the premium will be paid on an annual basis. In addition, if you do purchase a policy, we will deliver a specific illustration that reflects how the premium will actually be paid and to what risk class the insured has been assigned.

We have also prepared special illustrations showing the effects of policy loans on a planned basis and showing various insurance plans suitable for special purposes. These are available on request.

--------------------------------------------------------------------------------
TABLE OF CONTENTS
OF ILLUSTRATIONS

--------------------------------------------------------------------------------
                                         Basic policy            Expanded policy
                                             Page                     Page
                                         ---------------------------------------
$  300 annual premium Male Age 10             23                       24
$  500 annual premium Male Age 25             25                       26
$1,000 annual premium Male Age 40             27                       28
$  300 annual premium Female Age 10           29                       30
$  500 annual premium Female Age 25           31                       32
$1,000 annual premium Female Age 40           33                       34
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                  BASIC POLICY

       $37,605 FACE AMOUNT                         MALE ISSUE AGE 10
(GUARANTEED MINIMUM DEATH BENEFIT)      $300 ANNUAL PREMIUM FOR STANDARD RISK(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                      DEATH BENEFIT(2)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              -----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%              12%
   ------           -------         -------              -------       -------        --------        --------
      1             $   312         $   315              $37,605       $37,605        $ 37,619        $ 37,637
      2                 636             646               37,605        37,605          37,680          37,775
      3                 974             993               37,605        37,605          37,788          38,025
      4               1,325           1,358               37,605        37,605          37,944          38,391
      5               1,690           1,741               37,605        37,605          38,149          38,881

      6               2,069           2,143               37,605        37,605          38,402          39,500
      7               2,464           2,565               37,605        37,605          38,704          40,254
      8               2,875           3,008               37,605        37,605          39,055          41,149
      9               3,302           3,473               37,605        37,605          39,455          42,193
     10               3,746           3,962               37,605        37,605          39,905          43,394

     15               6,247           6,797               37,605        37,605          42,921          52,064
     20               9,291          10,416               37,605        37,605          47,286          66,260
     25              12,993          15,034               37,605        37,605          53,123          87,932
     30              17,498          20,928               37,605        37,605          60,578         119,837

55 (Age 65)          53,393          79,106               37,605        37,605         128,494         637,584


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
-----------------------------------------------------
  0%             4%             8%              12%
------        -------        -------         --------
$    7        $    10        $    12         $     14
   197            209            221              234
   385            414            445              477
   569            624            683              746
   753            842            939            1,045

   934          1,065          1,211            1,375
 1,112          1,292          1,500            1,738
 1,286          1,525          1,806            2,138
 1,457          1,762          2,131            2,578
 1,627          2,006          2,478            3,065

 2,456          3,338          4,595            6,390
 3,270          4,896          7,548           11,915
 4,066          6,706         11,647           21,071
 4,828          8,779         17,285           36,150

 4,419         17,723         80,874          401,295

(1) If premiums are paid more frequently than annually the payments would be $153 semi-annually, $78 quarterly or $27 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                 EXPANDED POLICY

        $29,316 FACE AMOUNT                        MALE ISSUE AGE 10
(GUARANTEED MINIMUM DEATH BENEFIT)      $300 ANNUAL PREMIUM FOR STANDARD RISK(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                    DEATH BENEFIT(2)(3)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              -----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%              12%
   ------           -------         -------              -------       -------        --------        --------
      1             $   312         $   315              $30,195       $30,195        $ 30,210        $ 30,229
      2                 636             646               31,104        31,104          31,183          31,283
      3                 974             993               32,042        32,042          32,234          32,482
      4               1,325           1,358               33,009        33,009          33,363          33,829
      5               1,690           1,741               33,977        33,977          34,543          35,304

      6               2,069           2,143               35,003        35,003          35,381          36,971
      7               2,464           2,565               36,058        36,058          37,198          38,807
      8               2,875           3,008               37,143        37,143          38,646          40,817
      9               3,302           3,473               38,257        38,257          40,172          43,008
     10               3,746           3,962               39,400        39,400          41,779          45,388

     15               6,247           6,797               43,974        43,974          49,430          58,830
     20               9,291          10,416               43,974        43,974          53,823          73,195
     25              12,993          15,034               43,974        43,974          59,641          94,983
     30              17,498          20,928               43,974        43,974          67,022         126,924

55 (Age 65)          59,642          85,905               43,974        43,974         134,792         645,712


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
-----------------------------------------------------
  0%             4%             8%              12%
------        -------        -------         --------
$   26        $    28        $    31         $     33
   220            233            246              259
   411            442            474              508
   598            656            717              782
   788            881            982            1,092

   974          1,110          1,262            1,431
 1,156          1,342          1,557            1,804
 1,332          1,578          1,870            2,213
 1,504          1,818          2,201            2,663
 1,671          2,063          2,551            3,158

 2,459          3,362          4,652            6,497
 3,208          4,852          7,550           12,009
 3,933          6,575         11,561           21,129
 4,604          8,523         17,050           36,119

 5,878         19,389         82,508          404,081

(1) If premiums are paid more frequently than annually the payments would be $153 semi-annually, $78 quarterly or $27 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

(3) The amounts shown for the death benefit at the end of the first through fourteenth Policy years take into account the annual increase in the face amount (guaranteed minimum death benefit) in such years. The increases in the death benefit in the 0% and 4% columns for the end of the first through fourteenth Policy years result only from such increases in the guaranteed minimum death benefit and are unrelated to the hypothetical gross annual investment returns.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                  BASIC POLICY

       $40,034 FACE AMOUNT                         MALE ISSUE AGE 25
(GUARANTEED MINIMUM DEATH BENEFIT)      $500 ANNUAL PREMIUM FOR STANDARD RISK(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                      DEATH BENEFIT(2)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              ----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%             12%
   ------           -------         -------              -------       -------        -------        --------
      1             $   520         $   525              $40,034       $40,034        $40,059        $ 40,090
      2               1,061           1,076               40,034        40,034         40,133          40,259
      3               1,623           1,655               40,034        40,034         40,256          40,544
      4               2,208           2,263               40,034        40,034         40,429          40,952
      5               2,816           2,901               40,034        40,034         40,655          41,496

      6               3,449           3,571               40,034        40,034         40,935          42,183
      7               4,107           4,275               40,034        40,034         41,270          43,021
      8               4,791           5,013               40,034        40,034         41,659          44,016
      9               5,503           5,789               40,034        40,034         42,103          45,177
     10               6,243           6,603               40,034        40,034         42,603          46,513

     15              10,412          11,329               40,034        40,034         45,957          56,162
     20              15,484          17,360               40,034        40,034         50,786          71,906
     25              21,656          25,057               40,034        40,034         57,191          95,840
     30              29,164          34,880               40,034        40,034         65,321         131,001

40 (Age 65)          49,413          63,419               40,034        40,034         87,684         254,387


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
-----------------------------------------------------
  0%             4%             8%              12%
------        -------        -------         --------
$   80        $    86        $    93         $     99
   389            415            441              467
   696            753            813              875
 1,001          1,102          1,211            1,328
 1,330          1,491          1,667            1,861

 1,656          1,890          2,154            2,451
 1,979          2,301          2,674            3,104
 2,299          2,725          3,230            3,828
 2,615          3,160          3,823            4,628
 2,929          3,608          4,456            5,514

 4,424          6,016          8,286           11,535
 5,748          8,659         13,420           21,282
 6,884         11,510         20,219           36,906
 7,825         14,525         29,093           61,649

 9,395         21,081         55,188          160,111

(1) If premiums are paid more frequently than annually the payments would be $255 semi-annually, $130 quarterly or $44 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                 EXPANDED POLICY

       $29,541 FACE AMOUNT                         MALE ISSUE AGE 25
(GUARANTEED MINIMUM DEATH BENEFIT)      $500 ANNUAL PREMIUM FOR STANDARD RISK(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                    DEATH BENEFIT(2)(3)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              ----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%             12%
   ------           -------         -------              -------       -------        -------        --------
      1             $   520         $   525              $30,427       $30,427        $30,460        $ 30,502
      2               1,061           1,076               31,343        31,343         31,461          31,612
      3               1,623           1,655               32,288        32,288         32,543          32,874
      4               2,208           2,263               33,263        33,263         33,706          34,294
      5               2,816           2,901               34,238        34,238         34,926          35,859

      6               3,449           3,571               35,271        35,271         36,261          37,634
      7               4,107           4,275               36,335        36,335         37,682          39,596
      8               4,791           5,013               37,428        37,428         39,190          41,754
      9               5,503           5,789               38,551        38,551         40,785          44,114
     10               6,243           6,603               39,703        39,703         42,467          46,686

     15              10,412          11,329               44,311        44,311         50,595          61,470
     20              15,484          17,360               44,311        44,311         55,595          77,894
     25              21,656          25,057               44,311        44,311         62,157         102,683
     30              29,164          34,880               44,311        44,311         70,410         138,898

55 (Age 65)          49,413          63,419               44,311        44,311         92,742         264,957


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
-----------------------------------------------------
  0%             4%             8%              12%
------        -------        -------         --------
$  153        $   161        $   170         $    179
   476            506            537              568
   794            859            928              999
 1,108          1,222          1,344            1,475
 1,451          1,629          1,824            2,039

 1,790          2,046          2,335            2,661
 2,123          2,473          2,879            3,349
 2,451          2,911          3,458            4,108
 2,774          3,359          4,074            4,947
 3,091          3,818          4,730            5,872

 4,553          6,234          8,641           12,103
 5,794          8,824         13,818           22,118
 6,802         11,562         20,614           38,111
 7,540         14,356         29,378           63,326

 8,140         19,699         54,314          162,706

(1) If premiums are paid more frequently than annually the payments would be $255 semi-annually, $130 quarterly or $44 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

(3) The amounts shown for the death benefit at the end of the first through fourteenth Policy years take into account the annual increase in the face amount (guaranteed minimum death benefit) in such years. The increases in the death benefit in the 0% and 4% columns for the end of the first through fourteenth Policy years result only from such increases in the guaranteed minimum death benefit and are unrelated to the hypothetical gross annual investment returns.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                  BASIC POLICY

       $49,238 FACE AMOUNT                         MALE ISSUE AGE 40
(GUARANTEED MINIMUM DEATH BENEFIT)    $1,000 ANNUAL PREMIUM FOR STANDARD RISK(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                      DEATH BENEFIT(2)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              ----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%             12%
   ------           -------         -------              -------       -------        -------        --------
      1             $ 1,040         $ 1,050              $49,238       $49,238        $49,286        $ 49,346
      2               2,122           2,153               49,238        49,238         49,404          49,617
      3               3,246           3,310               49,238        49,238         49,593          50,053
      4               4,416           4,526               49,238        49,238         49,850          50,662
      5               5,633           5,802               49,238        49,238         50,177          51,454

      6               6,898           7,142               49,238        49,238         50,576          52,438
      7               8,214           8,549               49,238        49,238         51,046          53,621
      8               9,583          10,027               49,238        49,238         51,586          55,012
      9              11,006          11,578               49,238        49,238         52,196          56,620
     10              12,486          13,207               49,238        49,238         52,878          58,457

     15              20,824          22,657               49,238        49,238         57,353          71,501
     20              30,969          34,719               49,238        49,238         63,660          92,439

25 (Age 65)          43,312          50,113               49,238        49,238         71,913         124,015


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
-----------------------------------------------------
   0%             4%             8%              12%
-------        -------        -------         --------
$   321        $   340        $   360          $   380
  1,022          1,091          1,161            1,233
  1,705          1,852          2,005            2,167
  2,370          2,623          2,897            3,190
  3,045          3,435          3,867            4,342

  3,700          4,257          4,888            5,603
  4,335          5,089          5,966            6,984
  4,950          5,930          7,100            8,496
  5,543          6,778          8,292           10,148
  6,115          7,633          9,546           11,955

  8,627         11,972         16,809           23,822
 10,551         16,333         25,967           42,151

 11,884         20,574         37,322           70,115

(1) If premiums are paid more frequently than annually the payments would be $510 semi-annually, $258 quarterly or $87 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                 EXPANDED POLICY

       $34,754 FACE AMOUNT                        MALE ISSUE AGE 40
(GUARANTEED MINIMUM DEATH BENEFIT)    $1,000 ANNUAL PREMIUM FOR STANDARD RISK(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                    DEATH BENEFIT(2)(3)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              -----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%              12%
   ------           -------         -------              -------       -------        --------        --------
      1             $ 1,040         $ 1,050              $35,796       $35,796        $35,852         $35,921
      2               2,122           2,153               36,873        36,873         37,060          37,297
      3               3,246           3,310               37,986        37,986         38,379          38,889
      4               4,416           4,526               39,133        39,133         39,806          40,700
      5               5,633           5,802               40,280        40,280         41,310          42,710

      6               6,898           7,142               41,496        41,496         42,959          44,996
      7               8,214           8,549               42,747        42,747         44,720          47,532
      8               9,583          10,027               44,033        44,033         46,591          50,327
      9              11,006          11,578               45,353        45,353         48,573          53,392
     10              12,486          13,207               46,709        46,709         50,666          56,737

     15              20,824          22,657               52,131        52,131         60,904          76,223
     20              30,969          34,719               52,131        52,131         67,604          98,584

25 (Age 65)          43,312          50,113               52,131        52,131         76,279         132,073


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
-----------------------------------------------------
   0%             4%             8%              12%
-------        -------        -------         --------
$   450        $   473        $   495          $   518
  1,203          1,280          1,359            1,439
  1,939          2,101          2,271            2,450
  2,655          2,934          3,235            3,557
  3,381          3,808          4,281            4,802

  4,085          4,693          5,384            6,165
  4,767          5,589          6,545            7,657
  5,425          6,491          7,766            9,288
  6,057          7,399          9,047           11,068
  6,662          8,310         10,390           13,011

  9,182         12,789         18,017           25,611
 10,955         17,126         27,458           44,880

 12,067         21,243         39,069           74,185

(1) If premiums are paid more frequently than annually the payments would be $510 semi-annually, $258 quarterly or $87 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

(3) The amounts shown for the death benefit at the end of the first through fourteenth Policy years take into account the annual increase in the face amount (guaranteed minimum death benefit) in such years. The increases in the death benefit in the 0% and 4% columns for the end of the first through fourteenth Policy years result only from such increases in the guaranteed minimum death benefit and are unrelated to the hypothetical gross annual investment returns.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                  BASIC POLICY

       $42,654 FACE AMOUNT                          FEMALE ISSUE AGE 10
(GUARANTEED MINIMUM DEATH BENEFIT)      $300 ANNUAL PREMIUM FOR STANDARD RISK(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                      DEATH BENEFIT(2)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              -----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%              12%
   ------           -------         -------              -------       -------        --------        --------
      1             $   312         $   315              $42,654       $42,654        $ 42,671        $ 42,692
      2                 636             646               42,654        42,654          42,741          42,851
      3                 974             993               42,654        42,654          42,864          43,135
      4               1,325           1,358               42,654        42,654          43,040          43,550
      5               1,690           1,741               42,654        42,654          43,272          44,105

      6               2,069           2,143               42,654        42,654          43,559          44,806
      7               2,464           2,565               42,654        42,654          43,901          45,660
      8               2,875           3,008               42,654        42,654          44,299          46,676
      9               3,302           3,473               42,654        42,654          44,754          47,862
     10               3,746           3,962               42,654        42,654          45,266          49,226

     15               6,247           6,797               42,654        42,654          48,695          59,082
     20               9,291          10,416               42,654        42,654          53,646          75,193
     25              12,993          15,034               42,654        42,654          60,256          99,768
     30              17,498          20,928               42,654        42,654          68,700         135,933

55 (Age 65)          53,393          79,106               42,654        42,654         145,533         721,273


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
-----------------------------------------------------
  0%             4%             8%              12%
------        -------        -------         --------
$   12        $    15        $    17         $     20
   200            212            225              238
   386            416            447              479
   569            624            684              747
   754            843            940            1,046

   937          1,067          1,214            1,378
 1,117          1,298          1,506            1,745
 1,295          1,534          1,817            2,150
 1,471          1,776          2,147            2,596
 1,642          2,023          2,497            3,087

 2,459          3,345          4,607            6,410
 3,248          4,871          7,522           11,888
 4,032          6,657         11,580           20,973
 4,804          8,734         17,206           36,011

 4,601         18,399         83,802          415,330

(1) If premiums are paid more frequently than annually the payments would be $153 semi-annually, $78 quarterly or $27 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                 EXPANDED POLICY

        $33,708 FACE AMOUNT                        FEMALE ISSUE AGE 10
(GUARANTEED MINIMUM DEATH BENEFIT)      $300 ANNUAL PREMIUM FOR STANDARD RISK(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                    DEATH BENEFIT(2)(3)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              -----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%              12%
   ------           -------         -------              -------       -------        --------        --------
      1             $   312         $   315              $34,719       $34,719        $ 34,732        $ 34,748
      2                 636             646               35,764        35,764          35,846          35,948
      3                 974             993               36,842        36,842          37,049          37,315
      4               1,325           1,358               37,955        37,955          38,343          38,852
      5               1,690           1,741               39,067        39,067          39,693          40,534

      6               2,069           2,143               40,247        40,247          41,167          42,433
      7               2,464           2,565               41,460        41,460          42,732          44,524
      8               2,875           3,008               42,708        42,708          44,389          46,813
      9               3,302           3,473               43,988        43,988          46,136          49,309
     10               3,746           3,962               45,303        45,303          47,974          52,019

     15               6,247           6,797               50,562        50,562          56,715          67,297
     20               9,291          10,416               50,562        50,562          61,670          83,499
     25              12,993          15,034               50,562        50,562          68,220         108,044
     30              17,498          20,928               50,562        50,562          76,529         144,011

55 (Age 65)          59,641          85,903               50,562        50,562         152,983         727,459


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
-----------------------------------------------------
  0%             4%             8%              12%
------        -------        -------         --------
$    7        $     9        $    11         $     13
   206            218            229              242
   402            431            462              494
   594            650            709              773
   785            875            974            1,081

   972          1,105          1,255            1,421
 1,156          1,341          1,553            1,796
 1,336          1,581          1,869            2,209
 1,511          1,824          2,203            2,661
 1,681          2,070          2,555            3,158

 2,452          3,353          4,639            6,475
 3,168          4,801          7,478           11,901
 3,873          6,487         11,422           20,890
 4,555          8,432         16,873           35,747

 6,259         20,283         85,423          416,224

(1) If premiums are paid more frequently than annually the payments would be $157 semi-annually, $78 quarterly or $27 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

(3) The amounts shown for the death benefit at the end of the first through fourteenth Policy years take into account the annual increase in the face amount (guaranteed minimum death benefit) in such years. The increases in the death benefit in the 0% and 4% columns for the end of the first through fourteenth Policy years result only from such increases in the guaranteed minimum death benefit and are unrelated to the hypothetical gross annual investment returns.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                  BASIC POLICY

       $37,605 FACE AMOUNT                        FEMALE ISSUE AGE 25
(GUARANTEED MINIMUM DEATH BENEFIT)      $500 ANNUAL PREMIUM FOR STANDARD RISK(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                      DEATH BENEFIT(2)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              ----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%             12%
   ------           -------         -------              -------       -------        -------        --------
      1             $   520         $   525              $45,898       $45,898        $45,921        $ 45,950
      2               1,061           1,076               45,898        45,898         46,000          46,131
      3               1,623           1,655               45,898        45,898         46,136          46,445
      4               2,208           2,263               45,898        45,898         46,329          46,899
      5               2,816           2,901               45,898        45,898         46,582          47,507

      6               3,449           3,571               45,898        45,898         46,895          48,274
      7               4,107           4,275               45,898        45,898         47,270          49,210
      8               4,791           5,013               45,898        45,898         47,706          50,323
      9               5,503           5,789               45,898        45,898         48,204          51,623
     10               6,243           6,603               45,898        45,898         48,765          53,119

     15              10,412          11,329               45,898        45,898         52,537          63,952
     20              15,484          17,360               45,898        45,898         57,993          81,687
     25              21,656          25,057               45,898        45,898         65,259         108,718
     30              29,164          34,880               45,898        45,898         74,502         148,463

40 (Age 65)          49,413          63,419               45,898        45,898         99,952         287,894


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
-----------------------------------------------------
  0%             4%             8%              12%
------        -------        -------         --------
$   42        $    48        $    53         $     58
   358            381            405              429
   671            725            781              840
   981          1,079          1,185            1,297
 1,305          1,461          1,633            1,820

 1,627          1,855          2,112            2,400
 1,946          2,261          2,625            3,044
 2,262          2,679          3,173            3,757
 2,576          3,110          3,759            4,547
 2,887          3,554          4,385            5,421

 4,403          5,974          8,210           11,402
 5,811          8,711         13,441           21,228
 7,053         11,713         20,450           37,125
 8,125         14,958         29,733           62,589

 9,916         22,140         57,555          165,778

(1) If premiums are paid more frequently than annually the payments would be $255 semi-annually, $130 quarterly or $44 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                 EXPANDED POLICY

       $45,898 FACE AMOUNT                        FEMALE ISSUE AGE 25
(GUARANTEED MINIMUM DEATH BENEFIT)      $500 ANNUAL PREMIUM FOR STANDARD RISK(1)

--------------------------------------------------------------------------------

[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                    DEATH BENEFIT(2)(3)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              -----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%              12%
   ------           -------         -------              -------       -------        --------        --------
      1             $   520         $   525              $35,413       $35,413        $ 35,447        $ 35,489
      2               1,061           1,076               36,479        36,479          36,604          36,762
      3               1,623           1,655               37,579        37,579          37,852          38,206
      4               2,208           2,263               38,714        38,714          39,192          39,827
      5               2,816           2,901               39,848        39,848          40,595          41,609

      6               3,449           3,571               41,052        41,052          42,131          43,628
      7               4,107           4,275               42,289        42,289          43,764          45,857
      8               4,791           5,013               43,561        43,561          45,495          48,305
      9               5,503           5,789               44,868        44,868          47,326          50,982
     10               6,243           6,603               46,209        46,209          49,254          53,896

     15              10,412          11,329               51,573        51,573          58,538          70,567
     20              15,484          17,360               51,573        51,573          64,137          88,895
     25              21,656          25,057               51,573        51,573          71,522         116,639
     30              29,164          34,880               51,573        51,573          80,839         157,228

40 (Age 65)          49,413          63,419               51,573        51,573         106,116         298,586


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
-----------------------------------------------------
  0%             4%             8%              12%
------        -------        -------         --------
$  124        $   131        $   139         $    146
   440            468            497              526
   752            814            878              945
 1,060          1,168          1,284            1,409
 1,398          1,568          1,754            1,960

 1,731          1,977          2,255            2,568
 2,060          2,398          2,789            3,240
 2,384          2,829          3,357            3,983
 2,703          3,270          3,961            4,803
 3,016          3,721          4,604            5,707

 4,494          6,134          8,479           11,843
 5,819          8,810         13,721           21,857
 6,938         11,693         20,689           38,000
 7,817         14,717         29,821           63,756

 8,728         20,769         56,456          167,286

(1) If premiums are paid more frequently than annually the payments would be $255 semi-annually, $130 quarterly or $44 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

(3) The amounts shown for the death benefit at the end of the first through fourteenth Policy years take into account the annual increase in the face amount (guaranteed minimum death benefit) in such years. The increases in the death benefit in the 0% and 4% columns for the end of the first through fourteenth Policy years result only from such increases in the guaranteed minimum death benefit and are unrelated to the hypothetical gross annual investment returns.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

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                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                  BASIC POLICY

        $57,396 FACE AMOUNT                       FEMALE ISSUE AGE 40
(GUARANTEED MINIMUM DEATH BENEFIT)    $1,000 ANNUAL PREMIUM FOR STANDARD RISK(1)

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[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                      DEATH BENEFIT(2)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              ----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%             12%
   ------           -------         -------              -------       -------        -------        --------
      1             $ 1,040         $ 1,050              $57,396       $57,396        $57,446        % 57,509
      2               2,122           2,153               57,396        57,396         57,576          57,805
      3               3,246           3,310               57,396        57,396         57,784          58,289
      4               4,416           4,526               57,396        57,396         58,070          58,968
      5               5,633           5,802               57,396        57,396         58,439          59,857

      6               6,898           7,142               57,396        57,396         58,889          60,964
      7               8,214           8,549               57,396        57,396         59,420          62,301
      8               9,583          10,027               57,396        57,396         60,032          63,875
      9              11,006          11,578               57,396        57,396         60,726          65,699
     10              12,486          13,207               57,396        57,396         61,502          67,785

     15              20,824          22,657               57,396        57,396         66,616          82,643
     20              30,969          34,719               57,396        57,396         73,853         106,568

25 (Age 65)          43,312          50,113               57,396        57,396         83,351         142,705


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
-----------------------------------------------------
  0%             4%             8%              12%
------        -------        -------         --------
$   305         $   323        $   341          $   359
  1,007           1,073          1,140            1,208
  1,696           1,837          1,986            2,142
  2,368           2,615          2,881            3,167
  3,063           3,446          3,869            4,335

  3,739           4,290          4,913            5,617
  4,399           5,147          6,016            7,025
  5,040           6,017          7,182            8,569
  5,663           6,900          8,413           10,264
  6,268           7,794          9,713           12,123

  8,991          12,409         17,337           24,457
 11,173          17,172         27,123           43,770

 12,814          21,970         39,517           73,695

(1) If premiums are paid more frequently than annually the payments would be $510 semi-annually, $258 quarterly or $87 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

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                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                 EXPANDED POLICY

       $40,756 FACE AMOUNT                        FEMALE ISSUE AGE 40
(GUARANTEED MINIMUM DEATH BENEFIT)    $1,000 ANNUAL PREMIUM FOR STANDARD RISK(1)

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[THE FOLLOWING TABLES APPEARED AS ONE LANDSCAPED TABLE IN THE PRINTED PROSPECTUS, BUT HAD TO BE SPLIT INTO TWO TABLES TO ACCOMMODATE THE EDGAR FORMAT. THE FOOTNOTES WHICH FOLLOW THE TABLES BELOW APPLY TO BOTH TABLES ON THIS PAGE.]

                          PREMIUMS(1)                                    DEATH BENEFIT(2)(3)
                    ACCUMULATED AT INTEREST                          ASSUMING HYPOTHETICAL GROSS
   END OF                 PER ANNUM OF                               ANNUAL INVESTMENT RETURN OF
   POLICY           -----------------------              ----------------------------------------------------
    YEAR               4%              5%                   0%            4%             8%             12%
   ------           -------         -------              -------       -------        -------        --------
      1             $ 1,040         $ 1,050              $41,978       $41,978        $42,038        $ 42,112
      2               2,122           2,153               43,242        43,242         43,445          43,704
      3               3,246           3,310               44,546        44,546         44,977          45,537
      4               4,416           4,526               45,891        45,891         46,633          47,619
      5               5,633           5,802               47,236        47,376         48,376          49,926

      6               6,898           7,142               48,662        48,662         50,287          52,547
      7               8,214           8,549               50,129        50,129         52,325          55,453
      8               9,583          10,027               51,637        51,637         54,491          58,653
      9              11,006          11,578               53,186        53,186         56,783          62,160
     10              12,486          13,207               54,776        54,776         59,202          65,985

     15              20,824          22,657               61,134        61,134         70,999          88,188
     20              30,969          34,719               61,134        61,134         78,599         113,460

25 (Age 65)          43,312          50,113               61,134        61,134         88,471         151,369


                   CASH VALUE(2)
            ASSUMING HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN OF
------------------------------------------------------
   0%             4%             8%              12%
-------        -------        -------         --------
$   431        $   453        $   474          $   496
  1,177          1,251          1,327            1,404
  1,908          2,065          2,230            2,402
  2,622          2,894          3,186            3,500
  3,358          3,776          4,239            4,748

  4,074          4,672          5,350            6,117
  4,771          5,581          6,524            7,618
  5,447          6,502          7,762            9,265
  6,099          7,432          9,066           11,068
  6,729          8,370         10,438           13,041

  9,436         13,082         18,352           25,989
 11,458         17,786         28,342           46,082

 12,855         22,410         40,881           77,099

(1) If premiums are paid more frequently than annually the payments would be $510 semi-annually, $258 quarterly or $87 monthly. The death benefits and cash values shown would not be affected by the more frequent premium payments, nor would such amounts be affected by the Insured's risk classification.

(2) Assumes no policy loan has been made.

(3) The amounts shown for the death benefit at the end of the first through fourteenth Policy years take into account the annual increase in the face amount (guaranteed minimum death benefit) in such years. The increases in the death benefit in the 0% and 4% columns for the end of the first through fourteenth Policy years result only from such increases in the guaranteed minimum death benefit and are unrelated to the hypothetical gross annual investment returns.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE FUND PORTFOLIOS, IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 4%, 8% OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL DIVISIONS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

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YOU WILL RECEIVE
PERIODIC REPORTS

As a policy owner, you will receive an annual statement about your policy giving you the status as of the first day of the current policy year of:

o  the way the net annual premium is divided between the Divisions;
o  the death benefit;
o  the cash value; and
o  your outstanding policy loans.

Notice will also be sent to you for policy issuance, transfers of funds between Division and certain other policy transactions.

We will not send you an annual statement for any year your policy is in effect under an option on lapse.

You will also receive a billing notice each year showing accrued interest for the past policy year if you have a policy loan outstanding.

We will also send you semiannual reports with financial information on the Separate Account and the Fund (including a list of the investments held by each Portfolio of the Fund in which the Divisions invest) as required by the 1940 Act.

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THE IMPACT OF
TAXES
POLICY PROCEEDS

The Tax Reform Act of 1984 (1984 Act) includes a definition of life insurance for tax purposes. Our variable life policies meet the statutory definition of life insurance and hence will receive the same Federal income tax treatment as fixed benefit life insurance. Thus, (a) the death benefit under our policies will be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (Code) and (b) the policy owner will not be deemed to be in constructive receipt of the cash value under the policy until the policy is actually surrendered. Only then would the owner be taxed on any increase in cash value due to investment experience.

In general if you return your policy for its cash value, you will not be taxed on the amount you receive, except for the portion which exceeds the premiums you have paid.

A split of the policy into two policies followed by a return of one for cash, or an exchange referred to under CANCELLATION AND EXCHANGE RIGHTS, may result in taxable income to the policy owner depending on the circumstances. We suggest you consult your tax adviser.

The 1984 Act also gives the Secretary of the Treasury authority to set standards for diversification of the investments underlying variable life policies in order for such policies to be treated as life insurance. Based on a Temporary Regulation, we believe that we will have 90 days following publication in the Federal Register of the regulations prescribing diversification standards to comply with those standards. We do not anticipate any problem in complying with the regulatory standards within the 90-day period.

We also believe that loans received under the policies will be treated as indebtedness of an owner, and that no part of any loan under a policy will constitute income to the owner.

The individual situation of each policy owner or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of Federal estate tax as well as state and local estate, inheritance and other taxes.

See the prospectus of the Fund for discussion of the Fund's tax aspects.

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PENSION AND PROFIT
SHARING PLANS

If our policies are purchased by a trust which forms part of a pension or profit sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the Federal income tax treatment with respect to our policies will be somewhat different from that described above. We suggest you consult your tax adviser.

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The first difference is that the current value of the "at risk" portion of our policies, that is, the amount by which the current death benefit exceeds the cash value, is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This value, commonly referred to as the "P.S. 58 cost", is computed by using tables published by the Internal Revenue Service and is reported to the participant annually as an addition to wages and salaries on the Form W-2 annually furnished by the employer who is maintaining the plan.

Second, if the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then a portion of the proceeds of our policies may be includable in the gross income of the beneficiary. The 1984 Act repeals the $100,000 exclusion for death benefits payable under qualified plans effective for deaths after December 31, 1984.

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OUR INCOME TAXES

Under the life insurance company tax provisions of the Code, as amended by the 1984 Act, variable life insurance is treated in a manner consistent with fixed life insurance. The operations of the Separate Account are included in the Federal income tax return of Equitable Variable. Under current tax law, Equitable Variable pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. Consequently, no charge is currently being made to either Division of the Separate Account for our Federal income taxes. We reserve the right, however, to make such a charge in the future, if the law changes and we incur Federal income tax which is attributable to the Separate Account. If such a charge is made, it would be set aside as a provision for taxes which we would keep in the affected Division rather than in our general account. We anticipate that our variable life policy owners will benefit from any investment earnings that are not needed to maintain this provision.

We may have to pay state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not substantial. If they increase, however, charges may be made for such taxes when they are attributable to the Separate Account.

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TAX REFORM

The President of the United States recently submitted a comprehensive set of tax reform proposals to Congress. These proposals were substantially modified by the House of Representatives which adopted a comprehensive tax reform bill. The Senate is also considering comprehensive tax reform. The House bill would not affect the taxes paid by life insurance companies such as Equitable Variable as they relate to our Separate Account and would not alter the favorable tax treatment of life insurance policies described in this prospectus. The ultimate nature and the prospects for enactment of proposals for tax reform and their precise effect are uncertain at this time.

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GENERAL PROVISIONS
OF OUR POLICIES

This section of the prospectus describes the general provisions of our policies and is subject to the terms of the policy you buy. You can review copies of our Basic and Expanded Policies upon request.

The minimum face amount of a policy you may apply for is $25,000. The Basic Policy may be issued to age 75 and the Expanded Policy to age 65. Before issuing any policy, we require satisfactory evidence of insurability.

You will pay your premium and handle all other business connected with your policy at your regional Life Insurance Center shown on page 3 of your policy.

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PREMIUMS

Your premium is due on or before the due date shown in the policy and may be paid annually, semiannually, quarterly or monthly. Monthly payments can be made through a direct automatic payment plan arranged with your bank. You can request a change in the frequency of the premium payment by writing to your regional Life Insurance Center.

Premiums for the Basic Policy are payable for 40 years (but never beyond an insured's attained age of 95). Premiums for the Expanded Policy are payable for the insured's lifetime. The length of time during which your premium must be paid is called the premium payment period.

Premiums are not affected by the investment experience of the Separate Account, or, in the case of our Expanded Policy, by increases in the policy's face amount. We guarantee that your premium will not go up during your premium payment period.

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Because the Basic Policy does not provide for an increasing guaranteed minimum, the premium for it is lower than for the Expanded Policy, which does have this feature.

We offer reduced premiums if the insured is a standard risk and meets additional requirements as to smoking habits. The reduction is greater for face amounts of at least $100,000. Non-smoker rates are available for ages 20 and over.

We will charge an additional premium if an extra mortality risk is involved or if you want certain optional insurance benefits.

YOU CAN CHOOSE THE DIVISION OR DIVISIONS WHERE YOUR NET ANNUAL PREMIUM WILL BE PUT. You can decide how your net annual premium will be applied to the Divisions. You can put the whole net annual premium in either Division, or you can put a percentage in each Division. Percentages cannot be fractions and must add up to 100.

You make your initial decision on the application for your policy. You can write to your regional Life Insurance Center at any time requesting to change your decision. Regardless of when you make your request, changes go into effect only on the next policy anniversary because we allocate net annual premiums to the Separate Account only on policy anniversaries. It may not always be possible to make a change that is received less than 7 days before a policy anniversary. In this case, the change will not go into effect until the policy anniversary following the entire next policy year.

HOW WE USE PREMIUMS. Premiums are used to cover expenses and to pay death benefits. The amount of your annual premium does not change during the premium payment period.

The way we use the premium does change. This is because, in early policy years, policy expenses are greater and the risk of paying death benefits is less than in later policy years. The risk of paying death benefits increases as the insured gets older, while expenses decrease. Part of the net annual premium put into the Separate Account in early policy years is used to pay death benefits in those years, while the balance is used as a reserve to pay death benefits in later policy years. The net annual premium in early policy years is more than what is needed to meet death benefits. The net annual premium in later policy years is less than what is needed to meet death benefits. If the net annual premiums exceed what is needed to meet death benefits over the years, the excess contributes to our profits.

Part of our premiums are retained in our general account as a reserve to cover the possibility that, at an insured's death, the guaranteed minimum will be more than what would have been payable, based on the investment experience of the Separate Account, if there were no guaranteed minimum death benefit.

PREMIUM PAYMENTS BY SALARY ALLOTMENT. If you work for an employer which permits you to pay insurance premiums by deduction from your salary, we may offer you and your fellow employees fixed insurance in the amount of the face amount for the variable insurance you apply for (with a maximum of $250,000). This insurance would be without charge (except that a premium will be deducted from any fixed death benefit), and would be in effect until we receive the first payment from your employer. At that time, your policy will begin its participation in our Separate Account.

CHANGES IN PREMIUM RATES. Congress and the legislatures of various states have from time to time considered legislation that would require premium rates to be the same for males and females of the same age and risk class. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of the Basic Policy or the Expanded Policy in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

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ILLUSTRATION OF PREMIUM RATES. Premiums are based on actuarial estimates of death benefits, cash value benefits, lapses, expenses, investment experience and amount contributed to our surplus.

The following tables show premium rates for each $1,000 of face amount for $25,000 policies, which is the minimum, and for a $100,000 Expanded policy, which is the amount where our rates per $1,000 go down (except for smokers).

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                        $25,000 FACE AMOUNT BASIC POLICY
                   Annual Premium for each $1,000 Face Amount

                          MALE                                 FEMALE
Age At      -----------------------------          -----------------------------
 Issue      Standard Risk      Non-Smoker          Standard Risk      Non-Smoker
--------------------------------------------------------------------------------
    10             $ 8.38            n.a.                 $ 7.53            n.a.
    25              12.94          $12.60                  11.44          $11.24
    40              20.90           19.88                  18.10           17.49
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                   $25,000 INITIAL FACE AMOUNT EXPANDED POLICY
               Annual Premium for each $1,000 Initial Face Amount

                          MALE                                 FEMALE
Age At      -----------------------------          -----------------------------
 Issue      Standard Risk      Non-Smoker          Standard Risk      Non-Smoker
--------------------------------------------------------------------------------
    10             $10.41            n.a.                 $ 9.21            n.a.
    25              17.11          $16.77                  14.87          $14.67
    40              29.11           28.09                  25.00           24.39
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                  $100,000 INITIAL FACE AMOUNT EXPANDED POLICY
               Annual Premium for each $1,000 Initial Face Amount

                          MALE                                 FEMALE
Age At      -----------------------------          -----------------------------
 Issue      Standard Risk      Non-Smoker          Standard Risk      Non-Smoker
--------------------------------------------------------------------------------
    10             $ 9.33            n.a.                 $ 8.15            n.a.
    25              16.21          $15.30                  13.97          $13.27
    40              28.21           26.26                  24.10           22.68
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Premiums for semiannual, quarterly, and monthly periods will be higher per year than the annual premium. This is due to a charge for loss of interest and added billing and collection costs. The following tables compare annual and monthly premiums for standard risks:

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                      PREMIUMS FOR EACH $1,000 FACE AMOUNT

                                                                                     % Excess of Total
                                                                                      Monthly Premiums
                                                                                      for Policy Year
                                                                                           Over
                    Initial           Annual Basis            Monthly Basis           Annual Premiums
Age at                 Face        ------------------       -----------------         ----------------
 Issue               Amount          Male      Female        Male      Female         Male     Female
------------------------------------------------------------------------------------------------------
BASIC POLICY
    10             $ 25,000        $ 8.38      $ 7.53       $ .78       $ .70         11.7%      11.6%
    25               25,000         12.94       11.44        1.17        1.04          8.5        9.1
    40               25,000         20.90       18.10        1.85        1.61          6.2        6.7
EXPANDED POLICY
    10             $ 25,000        $10.41      $ 9.21       $ .95       $ .85          9.5%      10.7%
                    100,000          9.51        8.31         .83         .73          4.7        5.4
    25               25,000         17.11       14.87        1.53        1.34          7.3        8.1
                    100,000         16.21       13.97        1.41        1.22          4.4        4.8
    40               25,000         29.11       25.00        2.56        2.21          5.5        6.1
                    100,000         28.21       24.10        2.44        2.09          3.8        4.1
------------------------------------------------------------------------------------------------------

GRACE PERIOD. We allow a grace period of 31 days to pay each premium after the first one. Insurance will continue during the grace period, but we will deduct one month's premium from the death benefit if the insured dies during the grace period.

LAPSE. If a premium has not been paid by the end of the 31-day grace period, the policy will lapse as of the date the premium was due. When a policy lapses, any riders will end. All insurance may end unless the policy's net cash value is used under a continued insurance option on lapse. See OPTIONS ON LAPSE.

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OPTIONS ON LAPSE

If a policy lapses because a premium remains due and unpaid beyond its 31-day grace period, you may use one of the following options. A key element in these options is your policy's net cash value on any day for a period of up to 3 months after the unpaid premium was due. Net cash value is cash value minus any policy loans with accrued interest on the date an option is used. If your policy has no net cash value, you cannot use the options.

PAYMENT OF NET CASH VALUE OPTION. You can withdraw the net cash value and receive payment in cash.

CONTINUED INSURANCE OPTION. Within 3 months from the date a policy lapses (which is the date the unpaid premium was due), you can use its net cash value to obtain one of two types of fixed life insurance plans. These are reduced paid-up insurance or extended term insurance. You will not have to pay any additional premium on either type because you are, in effect, using the net cash value of your variable life policy to buy continued life coverage.

If we do not receive a written request to use the continued insurance option with 3 months after lapse, extended term insurance will automatically go into effect. The extended term insurance option may not be available under your policy if the insured's risk class is not at least standard. If so, that fact will be stated on page 3 of the policy and reduced paid-up insurance will apply instead. If the insured dies after the grace period but within 3 months of the date of lapse, the continued insurance option that would provide the greater benefit will automatically apply, regardless of any restriction stated on page 3 of the policy.

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Here are details on the two types of plans offered under our continued insurance option.

o REDUCED PAID-UP FIXED INSURANCE. You can use the net cash value to buy reduced paid-up fixed whole life insurance. The net cash value determines the face amount that can be purchased at the insured's age at the time of purchase. Paid-up insurance has cash value. You can use the net cash value during the insured's lifetime for a loan or for cash payment.

   EXAMPLE: You are a 30 year old male insured. Your variable life policy was issued when you were 25. Use the illustrations on page 25, and assume a 4% hypothetical gross annual investment return for each Division or their combination. At the end of the 5th policy year, depending on whether you had a Basic or an Expanded Policy, its net cash value could buy reduced paid-up fixed whole life insurance with a face amount as follows:

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                                    Face Amount                             Term
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Basic Policy                             $6,477                             Life
Expanded Policy                          $7,076                             Life
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o EXTENDED TERM INSURANCE. If the insured's risk class is at least standard, you can use the net cash value to buy extended term insurance. The face amount will equal the death benefit under your variable life policy on the date of lapse minus any unpaid loan with accrued interest. The net cash value determines how long coverage will last at the insured's then attained age. It will last at least 90 days if the premium has been paid on the variable life policy for 3 months before lapse and there is no policy loan. Extended term coverage has cash value, but it cannot be used for a loan.

   EXAMPLE: You are a 30 year old male insured. Your variable life policy was issued when you were 25. Use the illustrations on page 25, and assume a 4% hypothetical gross annual investment return for each Division or their combination. At the end of the 5th policy year, depending on whether you had a Basic or Expanded Policy, its net cash value could buy extended term insurance as follows:

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                                    Face Amount                             Term
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Basic Policy                            $40,034                         13 Years
Expanded Policy                         $34,238                         16 Years
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REINSTATEMENT OPTION. You can request that we reinstate the policy during the insured's lifetime. You must make this request within 5 years after lapse. We will not reinstate the policy if it has been returned for net cash value.

Before we will reinstate, we must receive evidence satisfactory to us of the insured's insurability. We must also receive the larger of:

o  all due and unpaid premiums with interest at 6% a year; or

o  an amount equal to:
   the cash value just after reinstatement, MINUS

   the cash value just before reinstatement, and further MINUS any policy loan with accrued interest at 5% a year compounded daily to the date of reinstatement, TIMES

   110%.

If we do reinstate, the policy will have the same variable adjustment amount and premium allocation between the Divisions as if there had been no lapse.

If a policy has enough cash value at the time it lapses, it might be possible to reinstate it by requesting a policy loan for that purpose.

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CANCELLATION RIGHT

You have a limited right to return your policy to your regional Life Insurance Center with a written request for cancellation. We will give you a full refund (guaranteed by Equitable) of premiums paid if your request and policy are postmarked by the latest of the following:

o  10 days after your receive your policy; or
o  10 days after we mail a written Notice of Withdrawal Right; or
o  45 days after Part 1 of the policy application was signed.

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EXCHANGING OUR POLICIES
FOR FIXED WHOLE LIFE
INSURANCE

You may exchange your variable life policy for a fixed whole life policy on the life of the insured (benefits will be as described in the fixed life policy). You have this right for 18 months from the date your policy is issued, but only if no premium remains due and unpaid. The fixed policy may be issued by Equitable. The exchange will be effective when we receive your request, accompanied by your policy and an application for the fixed policy.

We will not require evidence of the insured's insurability before an exchange. The new policy's face amount will be the same as the initial face amount of the variable life policy. It will also have the same register date, date of issue and risk class. The premium for the new policy will be that in effect on the register date for the same sex, age and risk class.

Any policy loan with accrued interest must be repaid before the exchange. The exchange is also subject to limits described in the policy.

CASH ADJUSTMENT ON EXCHANGE. There will be a cash adjustment on exchange. The adjustment will reflect the difference in premiums between the two policies.

There will also be an adjustment for the difference in cash values between the two policies. If the new policy's cash value is more than the cash value of the policy that is turned in, you pay the difference. If it is less, the difference is paid to you. The adjustment will also reflect the effect of the investment performance on cash value. We have filed a description of the method we use to calculate the adjustment with the appropriate state insurance officials.

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PAYMENT OPTIONS

The death benefit proceeds or net cash value proceeds of the policies offered by this prospectus can be paid in a lump sum. Or you can choose to apply all or part of the proceeds under one of our payment options. A combination of options can be used if we agree. Proceeds applied under an option will no longer be affected by investment experience.

For an option to be used, the proceeds to be applied must be at least $2,500. If no option is chosen at the insured's death, the beneficiary can choose an option. The following options are available, subject to limits described in the policy.

DEPOSIT OPTION. Proceeds are left on deposit with us. We will pay interest on the proceeds of at least 3% a year, or we may set and pay a higher rate.

INSTALLMENT OPTION FOR A FIXED PERIOD. Proceeds are paid in installment for up to 30 years, with interest of at least 3-1/2% a year.

INSTALLMENT OPTION OF A FIXED AMOUNT. Proceeds are paid in installments with interest of at least 3-1/2% a year until the proceeds are used up.

LIFE INCOME OPTION WITH A PERIOD CERTAIN. Proceeds are paid in monthly installments for the longer of the life of the person being paid or the end of a chosen period of 10 or 20 years.

LIFE INCOME OPTION WITH A REFUND CERTAIN. Proceeds are paid in monthly installments for the longer of the life of the person being paid or until they are used up.

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ADDITIONAL BENEFITS YOU
CAN GET BY RIDER

Your policy can include additional benefits that we approve based on our standards for issuing insurance and classifying risks. An additional benefit requires an additional premium. An additional benefit is provided by a rider that is subject to the terms of the policy. The following riders are available.

WAIVER OF PREMIUM RIDER. With this rider, we will waive the premium if the insured becomes totally disabled and the disability continues for 6 months. The disability must start before the policy anniversary nearest the insured's 60th birthday. If disability starts after that, we will waive the premium only up to the policy anniversary nearest the insured's 65th birthday.

ACCIDENTAL DEATH BENEFIT RIDER. With this rider, we will pay a benefit if the insured dies from an accidental bodily injury before the policy anniversary nearest his or her 70th birthday.

OPTION TO PURCHASE ADDITIONAL INSURANCE RIDER. With this rider, you have the right to buy additional insurance on the life of the insured at certain future dates. We will not require evidence of the insured's insurability when you use your right to buy additional insurance.

SUPPLEMENTAL PROTECTIVE BENEFIT RIDER. With this rider, we will waive the premium if the insured is a child under age 15 on the date of issue and:

o  the person who applied for the policy dies; or

o the person who applied for the policy is totally disabled for at least 6 months before the policy anniversary nearest his or her 60th birthday. We will only waive the premium while the disability continues.

In any case, we will not waive the premium that is due after the policy anniversary nearest the insured's 25th birthday.

TERM INSURANCE RIDER. Several types of riders are available that provide for term insurance on the life of the insured or an additional insured.

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BENEFICIARY

You name your beneficiary when you apply for your policy. You can change the beneficiary during the insured's lifetime by writing to your regional Life Insurance Center. If no beneficiary is living when the insured dies, the death benefit will be paid in equal shares to the insured's surviving children. If there is no surviving child, the death benefit will be paid to the insured's estate.

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ASSIGNMENT

You can assign the policy as collateral for a loan or other obligation. We are not responsible for any payment we make or action we take before we receive a copy of the assignment at your regional Life Insurance Center.

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CREDITORS' CLAIMS

Proceeds are paid free from the claims of creditors to the extent allowed by law.

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LIMITS ON OUR RIGHT TO
CHALLENGE THE POLICY

We cannot challenge the validity of the policy after it has been in effect during the insured's lifetime for 2 years from the date of issue or reinstatement (unless another date is required by law). But we can challenge at any time any rider that provides benefits in the event of total disability. If a death claim is made within the time we can challenge validity, our payment will generally be delayed while we determine whether to make such a challenge.

MISSTATEMENT OF AGE OR SEX. If the insured's age or sex is misstated in the policy application, the death benefit will be what the premium paid would have purchased based on the insured's true age and sex.

SUICIDE. If the insured commits suicide within 2 years from the date the policy was issued or reinstated (or less where required by law), the death benefit will be limited to the sum of all premiums paid minus outstanding policy loans with interest.

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DIVIDENDS

No dividends will be paid on the policies described in this prospectus.

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WHEN WE PAY PROCEEDS

Payment of the death benefit, net cash value, or loan proceeds will be made within 7 days after we receive the required form or request (and other documents that may be required for payment of the death benefit) at your regional Life Insurance Center. If an Equitable agent is assisting the beneficiary in preparing the documents required for payment of the death benefit, we will send the check to the agent within 7 days after we receive all required documents. The agent will then deliver the check to the beneficiary. But we can delay payment if:

o  payment is contested;

o it is not reasonably practicable to determine the amount because the New York Stock Exchange is closed, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

o  the SEC, by order, permits us to delay to protect our policy owners.

If your policy is being continued as reduced paid-up or extended term insurance, we can delay payment of a loan or cash value for up to 6 months.

We will pay at least 3% interest a year if we delay paying the cash value or loan proceeds more than 30 days.

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SALES AND OTHER
AGREEMENTS

Equitable Variable and Integrity are the principal underwriters for the Fund pursuant to a Distribution Agreement. Under the Distribution Agreement, we have entered into a Sales Agreement with Equitable by which Equitable will distribute our policies.

Equitable Variable, Integrity and Equitable are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and each of us is a member of the National Association of Securities Dealers, Inc. We are also the principal underwriter for our policies. (Equitable may also be deemed a principal underwriter for our policies.)

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SALES BY AGENTS OF
EQUITABLE

We sell our policies through agents who are licensed by state insurance officials to sell our variable life policies. These agents are also registered representatives of Equitable.

Under the Sales Agreement, agents receive commissions from Equitable for selling our policies. We reimburse Equitable for these commissions. We also reimburse Equitable for other expenses incurred in marketing and selling our policies. These expenses include agency and district managers' compensation, agents' training allowance, deferred compensation, insurance benefits of agents and agency and district managers, and agency clerical and advertising expenses.

COMMISSION SCHEDULE. Agents receive the equivalent of up to 50% of the premium payable in the first policy year. In the second policy year, agents receive up to 10% of the premium paid for that year. In the third, fourth and fifth policy years, agents receive up to 8% of the premium paid in each year. In the sixth through tenth policy years, agents receive up to 5% of the premium paid in each year. After that, agents receive up to 2% of the premium paid in each year.

Agents will less than 3 full years of service with Equitable may be paid differently.

Agents who meet certain production and persistency standards in selling Equitable Variable and Equitable policies will be eligible for added compensation. Agents who meet certain lifetime production standards will be eligible to receive increased fees for servicing our policies. Agents also are eligible for added compensation for servicing our policies when there is no assigned soliciting agent.

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SALES BY BROKERS

We also sell our policies through independent brokers who are licensed by state insurance officials to sell our variable life policies. They will also be registered representatives either of Equitable or of another company registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934. The commissions for independent brokers will be no more than those for agents. Commissions will be paid through the registered broker-dealer.

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APPLICATIONS

When an application for one of our policies is completed, it is submitted to us. Based on the information in the application and our standards for issuing insurance and classifying risks, a policy may be issued. If a policy is not issued, we will refund any premium that has been paid. (Equitable guarantees the refund.)

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JOINT SERVICES AGREEMENT

In addition to acting as distributor for our policies, Equitable performs certain other sales and administrative duties for us. Equitable does this pursuant to a written agreement. The agreement is automatically renewed each year, unless either party terminates and have been superseded by the sales agreement referred to above.

Under this agreement, we pay Equitable for salary costs and other services and an amount for indirect costs incurred through our use of Equitable personnel and facilities. We also reimburse Equitable for sales expenses related to business other than variable life policies.

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AMOUNTS PAID UNDER SALES
AND JOINT SERVICES
AGREEMENTS

The aggregate amounts paid or accrued to Equitable by us under sales and joint services agreements totalled approximately $225,277,000 in 1985, $164,754,000 in 1984 and $93,361,000 in 1983.

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LEGAL PROCEEDINGS

We are not involved in any material legal proceedings.

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LEGAL MATTERS

The legal validity of the policies described in this prospectus has been passed on by Herbert L. Shyer, who is Executive Vice President and General Counsel of Equitable.

The Washington, D.C. law firm of Freedman, Levy, Kroll & Simonds has served as special counsel on matters relating to Federal securities laws.

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FINANCIAL AND
ACTUARIAL EXPERTS

The financial statements of the Separate Account and of Equitable Variable in this prospectus have been examined by the accounting firm of Deloitte Haskins & Sells, our independent auditors, to the extent stated in its opinions, and its opinions on them are part of this prospectus. We have relied on the fact that Deloitte Haskins & Sells is expert in accounting and auditing.

Actuarial matters in this prospectus have been examined by Joseph O. North, Jr., F.S.A., M.A.A.A., who is Vice President and Actuary of Equitable Variable and an Assistant Vice President and Actuary of Equitable. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

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MANAGEMENT

Here is a list of our directors and officers and their business experience for the past five years. Unless otherwise noted, the following persons have been involved in the management of Equitable and its subsidiaries in various positions for the last five years. Unless otherwise noted, their address is 787 Seventh Avenue, New York, New York 10019.

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DIRECTORS
NAME AND PRINCIPAL                                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                                        WITHIN PAST FIVE YEARS
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Richard Lee Anderson                                    Executive Vice President -- Operations and Director, Melville Corp. since
   3000 Westchester Avenue                              January 1983; prior thereto, President F.W. Woolworth Co. Director,
   Harrison, New York 10528                             Equitable.

Ruth Smolensky Block                                    Executive Vice President and Chief Insurance Officer, Equitable, since
                                                        February 1985; prior thereto, Executive Vice President. Chairman and Chief
                                                        Executive Officer, Equitable Variable, until November 1984. Director,
                                                        Integrity Life Insurance Company, National Integrity Life Insurance
                                                        Company, Tandem Financial Group, Inc., Equitable Investment Management
                                                        Corporation, Equitable Tax-Free Account, Inc., Equitable Money Market
                                                        Account, Inc., Equitable Real Estate Group, Inc., Donaldson, Lufkin &
                                                        Jenrette, Inc., Avon Products, Inc., Economics Laboratory, Inc. Trustee,
                                                        The Life Underwriters Training Council.

Joseph Lewis Dionne                                     President and Chief Executive Officer McGraw-Hill, Inc. since June 1983;
   1221 Avenue of the Americas                          prior thereto, President and Chief Operating Officer. Director, Equitable
   New York, New York 10020                             and Equitable Investment Corporation.

Raymond Bernard Dolan                                   Executive Vice President, Equitable, since February 1985; prior thereto,
                                                        Executive Vice President and Chief Agency Officer. Chairman, The Equitable
                                                        of Delaware, Inc. Director, Equico Securities, Inc., Donaldson, Lufkin &
                                                        Jenrette, Inc., Equitable Capital Management Corporation, Equitable Life
                                                        Leasing Corporation and Equitable/Omnilease, Inc.

Harry Douglas Garber                                    Vice Chairman of the Board, Equitable, since February 1984; prior thereto,
                                                        Executive Vice President and Chief Financial Officer. Director, Equitable
                                                        Investment Corporation and Genesco, Inc. Former Chairman and Chief
                                                        Executive Officer, Equitable Variable.

Glenn Howard Gettier, Jr.                               Executive Vice President and Chief Financial Officer, Equitable, since
                                                        December 1984; prior thereto, Partner, Peat, Marwick, Mitchell & Co.

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DIRECTORS
NAME AND PRINCIPAL                                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                                        WITHIN PAST FIVE YEARS
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Donald Richardson Kurtz                                 Chairman and Chief Executive Officer, Equitable Investment Management
   1221 Avenue of the Americas                          Corporation, since November 1983. Executive Vice President, Equitable.
   New York, New York 10020                             Director, Calvin Bullock, Ltd., Integrity Life Insurance Company, National
                                                        Integrity Life Insurance Company and Equitable Real Estate Group, Inc.
                                                        Member, Advisory Board of the Investment Management Institute, the Board of
                                                        Overseers of Bowdoin College and the Board of Trustees of Investor
                                                        Responsibility Research Center, Inc.

Donald James Mooney                                     Executive Vice President, Equitable, since October 1984; prior thereto,
                                                        Senior Vice President. President, Equitable Variable, until November 1984.
                                                        Director, Integrity Life Insurance Company, The Equitable of Delaware,
                                                        Inc., Equico Securities, Inc., and The Equitable of Colorado, Inc.

Francis Helmut Schott                                   Senior Vice President and Chief Economist, Equitable.

Leo Martin Walsh, Jr.                                   Executive Vice President, Director and Chief Investment Officer, Equitable,
                                                        since June 1983; prior thereto, Executive Vice President. Director since
                                                        March 1983 and President and Chief Executive Officer since March 1984,
                                                        Equitable Investment Corporation; prior thereto, Executive Vice President and Chief Operating Officer. Chairman, Calvin Bullock, Ltd., Equitable
                                                        Casualty Insurance Company, Equitable General Insurance Company of
                                                        Oklahoma, Equitable Money Market Account, Inc., Equitable Tax-Free Account,
                                                        Inc., Equitable Life Leasing Corporation, and Equitable Relocation
                                                        Management Corporation. Director, Equitable Mortgage Resources, Inc.,
                                                        Equitable Real Estate Investment Management, Inc., Equitable Agri-Business,
                                                        Inc., mutual funds to which Calvin Bullock, Ltd. is investment adviser,
                                                        ELAFUND, INC., Tandem Financial Group, Inc., Equitable Investment
                                                        Management Corporation, Equitable Capital Management Corporation, Alliance
                                                        Capital Management Corporation and Donaldson, Lufkin & Jenrette, Inc.

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OFFICERS -- DIRECTORS
NAME AND PRINCIPAL                                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                                        WITHIN PAST FIVE YEARS
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Robert Wayne Barth                                      President and Chief Operating Officer, Equitable Variable, since December
                                                        1985. Executive Vice President, Equitable, since June 1985; Senior Vice
                                                        President since September 1984; prior thereto, Vice President since April
                                                        1984. Director, The Equitable of Colorado, Inc. Director, President and
                                                        Chief Executive Officer, The Equitable of Delaware, Inc.

Peter Rawlinson Wilde                                   Chairman and Chief Executive Officer, Equitable Variable, since November
                                                        1984. Chairman and Chief Executive Officer, The Equitable of Delaware, Inc.
                                                        Executive Vice President, Equitable, since July 1984; Chief Financial
                                                        Officer, CIGNA Corporation, from April 1983 to June 1984; prior thereto,
                                                        Senior Vice President. Director, Integrity Life Insurance Company, National
                                                        Integrity Life Insurance Company and Tandem Financial Group, Inc.
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OFFICERS
NAME AND PRINCIPAL                                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                                        WITHIN PAST FIVE YEARS
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Robert Seymour Jones                                    Senior Vice President, Equitable Variable, since February 1986. Senior Vice
                                                        President, Equitable, since June 1985; prior thereto, Vice President.

James Thomas Liddle, Jr.                                Senior Vice President and Chief Financial Officer, Equitable Variable,
   2 Penn Plaza                                         since February 1986. Vice President and Actuary, The Equitable of Colorado,
   New York, New York 10121                             since February 1984. Vice President and Actuary, Equitable.

Michael Searle Martin                                   Senior Vice President, Equitable Variable, since February 1986. Director,
                                                        The Equitable of Colorado and The Equitable of Delaware. Senior Vice
                                                        President, Equitable, since June 1985; Vice President, from June 1982 to
                                                        June 1985; prior thereto, Agency Manager.

Stanley Julian Rispler                                  Senior Vice President, Equitable Variable, since February 1986. Senior Vice
                                                        President, Equitable, since October 1984; prior thereto, Vice President.

Samuel Barry Shlesinger                                 Senior Vice President, Equitable Variable, since February 1986; President and Chief Executive Officer, The Equitable of Colorado, since September
                                                        1985. Vice President and Actuary, Equitable.

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OFFICERS
NAME AND PRINCIPAL                                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                                        WITHIN PAST FIVE YEARS
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Richard Marshall Stenson                                Senior Vice President, Equitable Variable, since December 1981. Senior Vice
                                                        President, Equitable, since October 1984; prior thereto, Vice President and
                                                        Actuary. Actuary, Integrity Life Insurance Company. Director, The Equitable
                                                        of Colorado, Inc.

Michael Guy Carew                                       Vice President, Equitable Variable, since February 1986. Vice President,
                                                        Equitable, since February 1985. Prior thereto, Chief Financial Officer and
                                                        Treasurer, City Trust Bancorp, Inc.

Richard Henry Fitzpatrick                               Vice President, Equitable Variable, since February 1986. Vice President,
                                                        Equitable.

Diane Marie Giachino                                    Vice President, Equitable Variable, since February 1986. Vice President,
                                                        Equitable, since October 1985; Assistant Vice President, from March 1983 to
                                                        October 1985; prior thereto, various managerial positions.

Catherine Theresa Henry                                 Vice President, Equitable Variable, since February 1986. Vice President,
                                                        Equitable, since October, 1983; prior thereto, Assistant Vice President.

David Joseph Hughes                                     Vice President, Equitable Variable, since February 1986; Vice President and
   2 Penn Plaza                                         Chief of Staff, The Equitable of Colorado. Vice President, Equitable, since
   New York, New York 10121                             October 1985; Assistant Vice President from August 1982 to October 1985;
                                                        prior thereto, Manager.

Franklin Kennedy, III                                   Vice President, Equitable Variable, since August 1981; Managing Director
   1221 Avenue of the Americas                          and Chief Investment Officer, Equitable Investment Management Corporation,
   New York, New York 10020                             since November 1983. Vice President, Equitable.

John Alfred Kern                                        Vice President, Equitable Variable, since February 1986. Vice President,
   2 Penn Plaza                                         Equitable.
   New York, New York 10121

Donald Anthony King                                     Vice President, Equitable Variable, since February 1986; Vice President,
   1285 Avenue of the Americas                          Integrity Life Insurance Company, since April 1984; Vice President,
   New York, New York 10020                             Equitable, since January 1976. Executive Vice President, Equitable Capital
                                                        Management Corporation.

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OFFICERS
NAME AND PRINCIPAL                                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                                        WITHIN PAST FIVE YEARS
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Joseph Oswell North, Jr.                                Vice President and Actuary, Equitable Variable, since February 1984. Vice
   2 Penn Plaza                                         President and Actuary, Equitable, since October 1984; prior thereto,
   New York, New York 10121                             Assistant Vice President and Actuary, Equitable, since April 1982; prior thereto, Associate Actuary, John Hancock Mutual Life Insurance Company.

Geoffrey Hall Radbill                                   Vice President, Equitable Variable, since February 1986. Vice President,
   135 West 50th Street                                 Equitable, since February 1983; prior thereto, Assistant Vice President.
   New York, New York 10020

Thomas Willard Shade, Jr.                               Vice President, Equitable Variable, since February 1986. Vice President,
   2 Penn Plaza                                         Equitable, since October 1985; Assistant Vice President from March 1983 to
   New York, New York 10121                             October 1985; prior thereto, various managerial positions.

Alan Romney Thomander                                   Vice President and Controller, Equitable Variable, since February 1983;
   2 Penn Plaza                                         prior thereto, Vice President
   New York, New York 10121                             -- Controller's Operations. Vice President, Equitable, from May 1982 until
                                                        February 1983; prior thereto, Assistant Vice President. Controller,
                                                        Integrity Life Insurance Company.

Larry Kenneth Mills                                     Treasurer, Equitable Variable, Integrity Life Insurance Company and
                                                        National Integrity Life Insurance Company, since February 1986. Vice
                                                        President and Treasurer, Equitable and Equico Securities, Inc., since March
                                                        1986; prior thereto, Vice President, Equitable. Treasurer, Equitable Real
                                                        Estate Group, Inc. Vice President, Treasurer and Director, Equitable Realty
                                                        Assets Corp.

Theodore Edward Plucinski, M.D.                         Chief Medical Director, Equitable Variable, since February 1986; Integrity
   2 Penn Plaza                                         Life Insurance Company and National Integrity Life Insurance Company since
   New York, New York 10121                             November 1985, and Equitable since September 1985. Prior thereto, Chief
                                                        Medical Director, MONY.

Kevin Brian Keefe                                       Secretary, Equitable Variable, Assistant Vice President and Assistant
                                                        Secretary, Equitable, since August 1983; prior thereto, Assistant
                                                        Secretary. Secretary, Integrity Life Insurance Company, National Integrity
                                                        Life Insurance Company, Tandem Financial Group, Inc., The Hudson River
                                                        Fund, Inc., The Equitable of Delaware, Inc., and The Equitable of Colorado,
                                                        Inc. Assistant Secretary, Equitable Life Leasing Corporation and Equico
                                                        Securities.

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OFFICERS
NAME AND PRINCIPAL                                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                                        WITHIN PAST FIVE YEARS
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Vincent Walter Jiminez                                  Assistant Vice President, Equitable Variable, since June 1985; prior
   2 Penn Plaza                                         thereto, Vice President, Equitable Real Estate Investment Management Inc.
   New York, New York 10121                             Assistant Vice President, Equitable, since June 1984; prior thereto, various managerial positions with Equitable. Director, Equico Capital
                                                        Corporation.

Norman Russell Meise                                    Assistant Vice President, Equitable Variable, since February 1983; prior
   2 Penn Plaza                                         thereto, Assistant Vice President and Controller and Assistant Vice
   New York, New York 10121                             President, Equitable.

Robert Floyd Wiseman                                    Assistant Vice President, Equitable Variable, since February 1986.
   2 Penn Plaza                                         Assistant Vice President, Equitable.
   New York, New York 10121
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WHERE YOU CAN GET
ADDITIONAL
INFORMATION

We have filed with the SEC a Registration Statement relating to the Separate Account and the variable life policies described in this prospectus. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If you would like the additional information, you may obtain copies of that document from the SEC's main office in Washington, D.C. You will have to pay a fee for the material.

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PART 3 -- FINANCIAL STATEMENTS

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SEPARATE ACCOUNT 1

INDEX                                                                       PAGE
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Statements of Assets and Liabilities, December 31, 1985                       52
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Statement of Operations for the Year Ended December 31, 1985                  52
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Statements of Changes in Net Assets for the Years Ended
  December 31, 1985 and 1984                                                  53
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Notes to Financial Statements                                                 54
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Opinion of Independent Auditors                                               55
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EQUITABLE VARIABLE LIFE
INSURANCE COMPANY

INDEX                                                                       PAGE
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Balance Sheets, December 31, 1985 and 1984                                    56
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Summaries of Operations and Capital and Surplus Funds for the Years
   Ended December 31, 1985 and 1984                                           57
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Statements of Changes in Financial Position for the Years Ended
   December 31, 1985 and 1984                                                 58
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Notes to Financial Statements                                                 59
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Opinion of Independent Auditors                                               62
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The financial statements of Equitable Variable herein should be considered only as bearing upon the ability of Equitable Variable to meet its obligations under the policies.

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[VARIABLE LIFE INSURANCE LOGO]
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[EQUITABLE VARIABLE LIFE INSURANCE COMPANY LOGO -- 1986 VERSION]


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                                                             Catalogue No. 11776

                                    PART II

                   REPRESENTATION REGARDING REASONABLENESS OF
                       AGGREGATE POLICY FEES AND CHARGES




      Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the Policies. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice.

                          UNDERTAKING TO FILE REPORTS
                          ---------------------------

       Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                    UNDERTAKING PURSUANT TO RULE 484 (b)(1)
                    ---------------------------------------

       Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT
                       ----------------------------------

This registration statement comprises the following papers and documents:

The facing sheet.

The Champion Reconciliation and Tie.

The SP-1 Reconciliation and Tie.

The Basic and Expanded Reconciliation and Tie.

The Supplement dated January 1, 1997, consisting of 79 pages.

The Supplement of Equitable Variable dated May 1, 1996, consisting of 38 pages.

The Champion prospectus consisting of 40 pages.

SP-1 prospectus consisting of 40 pages.

Basic & Expanded prospectus consisting of 52 pages.

Representation regarding reasonableness of aggregate policy fees and charges.

Undertaking to file reports

Undertaking pursuant to Rule 484(b)(i) under the Securities Act of 1933.

The signatures.

Written Consents of the following persons:

Mary P. Breen, Vice President and Associate General Counsel of Equitable
  (See exhibit 2(a))

Joseph O. North, Jr. F.S.A., M. A.A.A., Vice President and Senior Actuary of
  Equitable (See exhibit 2(b)).

Independent Public Accountants (see exhibit 6).

The following exhibits:
Exhibits required by Article IX, paragraph A of Form N-8B-2:


         1-A(1)(a)         Certified resolution re authority to market variable
                           life insurance and establish separate accounts.

         1-A(2)            Inapplicable.

         1-A(3)(a)         See Exhibit 1-A(8).

         1-A(3)(b)         Selling Agreement.

         1-A(3)(c)         See Exhibit 1-A(8)(i)

         1-A(4)            Inapplicable.

         1-A(5)(a)(i)      Variable Whole Life Insurance Policy.

         1-A(5)(a)(ii)     Variable Increasing Protection Life Insurance Policy.

         1-A(5)(a)(iii)    Variable Limited Payment Life Insurance Policy --
                           Level Face Amount.

         1-A(5)(a)(iv)     Variable Whole Life Insurance Policy -- Increasing
                           Face Amount.

         1-A(5)(a)(v)      Variable Limited Payment Life Plan Insurance Policy--
                           Level Face Amount.

         1-A(5)(a)(vi)     Variable Whole Life Plan Insurance Policy --
                           Increasing Face Amount.

         1-A(5)(a)(vii)    Single Premium Whole Life Plan Insurance Policy.

         1-A(5)(a)(viii)   Single Premium Whole Life Plan Insurance Policy --
                           Level Face Amount.

         1-A(5)(a)(ix)     Variable Whole Life Plan Insurance Policy.

         1-A(5)(a)(x)      Variable Whole Life Plan -- Level Face Amount.

         1-A(5)(a)(xi)     Single Premium Whole Life Plan Insurance Policy --
                           Level Face Amount.

         1-A(5)(a)(xii)    Variable Limited Payment Life Plan Insurance Policy
                           -- Level Face Amount.

         1-A(5)(a)(xiii)   Variable Whole Life Plan Insurance Policy --
                           Increasing Face Amount.

         1-A(5)(b)         Rider adding Separate Account II to existing
                           policies. R81-100).

         1-A(5)(c)         Rider re "Loan Value."  (S. 83-23).

         1-A(5)(d)         Rider re "Account Value." (S. 83-41).

         1-A(5)(e)         Rider re "Loans."  (S. 83-61).

         1-A(5)(f)         Rider re "VAA Change Amount" and "Calculation of Cash
                           Values."  (S. 84-81).

         1-A(5)(g)         Rider re "Unit Investment Trust Endorsement"
                           (S.85-101).

         1-A(5)(h)         Backdating Endorsement No. S.85-81 relating to Policy
                           No. 85-11.

         1-A(5)(i)         Adjustable Loan Interest Rate Endorsement No. S.85-83
                           relating to Policy No. 85-11.

         1-A(5)(j)         Accelerated Death Benefit Rider.

         1-A(5)(k)         Name change endorsement (S.97-1).

         1-A(6)(a)         Declaration and Charter of Equitable, as amended

         1-A(6)(b)         By-Laws of Equitable, as amended.

         1-A(7)            Inapplicable.

         1-A(8) Distribution and Servicing Agreement among EQ Financial Consultants, Inc. (formerly known as Equico Securities, Inc.), Equitable and Equitable
                           Variable dated as of May 1, 1994.

         1-A(8)(i)         Schedule of Commissions.

         1-A(9)(a)         Agreement and Plan of Merger of Equitable
                           Variable with and into Equitable dated
                           September 19, 1996.

         1-A(10)(a)        Application Form EV4-200N

         1-A(10)(b)        Application Form EV4-200P

         1-A(10)(c)        Application Form EV4-200Q

Other Exhibits:

         2(a) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States.

         2(b)(i) Opinion and Consent of Joseph O. North, Vice President and Senior Actuary, relating to the SP-1 policies.

         2(b)(ii) Opinion and Consent of Joseph O. North, Vice President and Senior Actuary, relating to the Champion and the Basic and Expanded policies.

         2(b)(iii)         Consent of Joseph O. North, Vice President and Senior
                           Actuary, relating to Exhibits 2(b)(i) and 2(b)(ii).

         3                 Inapplicable.

         4                 Inapplicable.

         5                 Financial Data Schedule. (See Exhibit 27 below).

         6                 Consent of Independent Public Accountant.

         7                 Powers of Attorney.

         8 Amended and Restated Description of Equitable's Issuance, Transfer and Redemption
                           Procedures for Policies pursuant to Rule 6e-2(b)(12)
                           (ii).

         9 Schedule Regarding Equitable Variable Policies and Related Post-Effective Amendments.

        27                 Financial Data Schedule.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City and State of New York on the 9th day of December, 1996.


                                   SEPARATE ACCOUNT FP OF THE EQUITABLE
                                   LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                                   By:  THE EQUITABLE LIFE ASSURANCE SOCIETY
                                        OF THE UNITED STATES, DEPOSITOR

                                            By: /s/ Samuel B. Shlesinger
                                                ------------------------
                                                   (Samuel B. Shlesinger)
                                                    Senior Vice President





Attest: /s/ Linda Galasso
       -----------------------
           (Linda Galasso)
            Assistant Secretary
            December 9, 1996

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 9th day of December, 1996.



                                                 THE EQUITABLE LIFE ASSURANCE
                                                 SOCIETY OF THE UNITED STATES


                                                 By: /s/ Samuel B. Shlesinger
                                                     ------------------------
                                                        (Samuel B. Shlesinger)
                                                         Senior Vice President


        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*  Joseph J. Melone           Chairman of the Board

*  James M. Benson            President and Chief Executive Officer

*  William T. McCaffrey       Senior Executive Vice President and Chief
                              Operating Officer

*  Jerry M. de St. Paer       Executive Vice President

PRINCIPAL FINANCIAL OFFICER:

*  Stanley B. Tulin.          Senior Executive Vice President and
                              Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

/s/Alvin H. Fenichel
  Alvin H. Fenichel           Senior Vice President and Controller
December 9, 1996

* DIRECTORS:


Claude Bebear              Jean-Rene Foutou          Winthrop Knowlton
James M. Benson            Norman C. Francis         Arthur L. Liman
Christopher Brocksom       Donald J. Greene          George T. Lowy
Francoise Colloc'h         John T. Hartley           William T. McCaffrey
Henri de Castries          John H.F. Haskell, Jr.    Joseph J. Melone
Joseph L. Dionne           W. Edwin Jarmain          Didier Pineau-Valencienne
William T. Esrey           G.Donald Johnson, Jr.     George J. Sella, Jr.
                                                     Dave H. Williams



* By:  /s/ Samuel B. Shlesinger
     ------------------------
          (Samuel B. Shlesinger)
           Attorney-in-Fact
           December 9, 1996

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.                                                                                            TAG VALUE
-----------                                                                                            ---------


1-A(1)(a)        Certified resolution re authority to market variable                                  EX-99.1A1a RESOLU
                 life insurance and establish separate accounts.

1-A(3)(b)        Selling Agreement.                                                                    EX-99.3b Sales AGR

1-A(5)(a)(i)     Variable Whole Life Insurance Policy.                                                 EX-99.1A5ai POLICY

1-A(5)(a)(ii)    Variable Increasing Protection Life Insurance Policy.                                 EX-99.1A5aii POLICY

1-A(5)(a)(iii)   Variable Limited Payment Life Insurance Policy --                                     EX-99.1A5aiii POLICY
                 Level Face Amount.

1-A(5)(a)(iv)    Variable Whole Life Insurance Policy -- Increasing                                    EX-99.1A5aiv POLICY
                 Face Amount.

1-A(5)(a)(v)     Variable Limited Payment Life Plan Insurance Policy --                                EX-99.1A5av POLICY
                 Level Face Amount.

1-A(5)(a)(vi)    Variable Whole Life Plan Insurance Policy --                                          EX-99.1A5avi POLICY
                 Increasing Face Amount.

1-A(5)(a)(vii)   Single Premium Whole Life Plan Insurance Policy.                                      EX-99.1A5avii POLICY

1-A(5)(a)(viii)  Single Premium Whole Life Plan Insurance Policy --                                    EX-99.1A5aviii POLICY
                 Level Face Amount.

1-A(5)(a)(ix)    Variable Whole Life Plan Insurance Policy.                                            EX-99.1A5aix POLICY

1-A(5)(a)(x)     Variable Whole Life Plan -- Level Face Amount.                                        EX-99.1A5ax POLICY

1-A(5)(a)(xi)    Single Premium Whole Life Plan Insurance Policy --                                    EX-99.1A5axi POLICY
                 Level Face Amount.

1-A(5)(a)(xii)   Variable Limited Payment Life Plan Insurance Policy                                   EX-99.1A5axii POLICY
                 -- Level Face Amount.

1-A(5)(a)(xiii)  Variable Whole Life Plan Insurance Policy --                                          EX-99.1A5axiii POLICY
                 Increasing Face Amount.

1-A(5)(b)        Rider adding Separate Account II to existing policies.                                EX-99.1A5b RIDER
                 R81-100).

1-A(5)(c)        Rider re "Loan Value."  (S. 83-23).                                                   EX-99.1A5c RIDER

1-A(5)(d)        Rider re "Account Value." (S. 83-41).                                                 EX-99.1A5d RIDER

1-A(5)(e)        Rider re "Loans."  (S. 83-61).                                                        EX-99.1A5e RIDER

1-A(5)(f)        Rider re "VAA Change Amount" and "Calculation of Cash                                 EX-99.1A5f RIDER
                 Values."  (S. 84-81).

1-A(5)(g)        Rider re "Unit Investment Trust Endorsement"                                          EX-99.1A5g RIDER
                 (S.85-101).

1-A(5)(h)        Backdating Endorsement No. S.85-81 relating to Policy                                 EX-99.1A5h ENDORSE
                 No. 85-11.

1-A(5)(i)        Adjustable Loan Interest Rate Endorsement No. S.85-83                                 EX-99.1A5i ENDORSE
                 relating to Policy No. 85-11.

1-A(5)(j)        Accelerated Death Benefit Rider.                                                      EX-99.1A5j RIDER

1-A(5)(k)        Name change endorsement (S.97-1).                                                     EX-99.1A5k ENDORSE

1-A(6)(a)        Declaration and Charter of Equitable, as amended                                      EX-99.1A6a CHARTER

1-A(6)(b)        By-Laws of Equitable, as amended.                                                     EX-99.1A6b BYLAWS

1-A(8)           Distribution and Servicing Agreement among EQ Financial                               EX-99.1A8 DIST AGR
                 Consultants, Inc. (formerly known as Equico
                 Securities, Inc.), Equitable and Equitable Variable
                 dated as of May 1, 1994.

1-A(8)(i)        Schedule of Commissions.                                                              EX-99.1A8i SCHED COM

1-A(9)(a)        Agreement and Plan of Merger of Equitable Variable with                               EX-99.1A9a MERG AGR
                 and into Equitable dated September 19, 1996.

1-A(10)(a)       Application Form EV4-200N                                                             EX-99.1A10a APPLIC

1-A(10)(b)       Application Form EV4-200P                                                             EX-99.1A10b APPLIC

1-A(10)(c)       Application Form EV4-200Q                                                             EX-99.1A10c APPLIC

2(a)             Opinion and Consent of Mary P. Breen, Vice President and Associate                    EX-99.2a Leg Opin
                 General Counsel of The Equitable Life Assurance Society of the
                 United States.

2(b)(i)          Opinion and Consent of Joseph O. North, Vice                                          EX-99.2bi OPIN
                 President and Actuary, relating to the SP-1 policies.

2(b)(ii)         Opinion and Consent of Joseph O. North, Vice                                          EX-99.2bii OPIN
                 President and Actuary, relating to the Champion and
                 the Basic and Expanded policies.

2(b)(iii)        Consent of Joseph O. North, Vice President and Senior Actuary,                        EX-99.2biii Act Opin
                 relating to exhibits 2(b)(i) and 2(b)(ii)

6                Consent of Independent Public Accountant,                                             EX-99.6 CONSENT

7                Powers of Attorney.                                                                   EX-99.7 POW ATTY

8                Amended and Restated Description of Equitable's                                       EX-99.8 DESC PROC
                 Issuance, Transfer and Redemption
                 Procedures for Policies pursuant to Rule 6e-2(b)(12)(ii).

9                Schedule Regarding Equitable Variable Policies and                                    EX-99.9 SCHEDULE
                 Related Post-Effective Amendments.

27               Financial Data Schedule.                                                              EX-27




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